Filed Pursuant to Rule 424(b)(4)
Registration No. 333-220719

PROSPECTUS

15,800,000 Shares

National Vision Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of National Vision Holdings, Inc. We are offering 15,800,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $22.00 per share. Our common stock has been approved for listing on the NASDAQ Global Select Market, or NASDAQ, under the symbol “EYE.”

After the completion of this offering, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR Sponsor, and private equity funds managed by Berkshire Partners LLC, or Berkshire, will continue to own a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of NASDAQ rules. See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$22.00	$347,600,000
Underwriting discounts and commissions	$1.32	$20,856,000
Proceeds, before expenses, to us(1)	$20.68	$326,744,000
(1)	We have agreed to reimburse the underwriters for certain expenses in connection with the offering. See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than 15,800,000 shares of our common stock, the underwriters have the option to purchase up to an additional 2,370,000 shares from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about October 30, 2017.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman Sachs & Co. LLC	Citigroup	KKR
Morgan Stanley	Jefferies	UBS Investment Bank	Wells Fargo Securities

Co-Managers

Guggenheim Securities	Mizuho Securities	Macquarie Capital

Prospectus dated October 25, 2017.

A LOOK at NATIONAL VISION

NATIONAL VISION

980 TOTAL STORES
(As of July 1, 2017)

- 1 STORE
- 2-20 STORES
- 20+ STORES

- America's Best Contacts & Eyeglasses (559)
- Eyeglass World (108)
- Vision Centers in Walmart stores (227)
- Vista Optical locations within Fred Meyer stores (29)
- Vista Optical locations on military bases (57)

OUR VISION

We believe *everyone* deserves to see their best to live their best.

OUR MISSION

AMERICA'S BEST CONTACTS & EYEGLASSES

EYEGLASS WORLD®

Vision Center Brought to you by Walmart

Vista Optical In Selected FredMeyer Stores

Vista Optical In Select Military Exchanges

AMERICA'S BEST
CONTACTS & EYEGLASSES

"We have an attractive opening price point in our America's Best stores. $69.95 for two pairs of eyeglasses and a free exam. That's one of those promotions that would enable anyone at any working class to afford eyewear, to see better and to live better."

– **Hosea Hopson, Area Manager**
Alabama

Ray-Ban
AX
DKNY
DONNA KARAN NEW YORK
NIKE
"I KNOW I'M NOCTURNAL. DON'T CARE.
THEY MAKE ME LOOK COOL."
Save on a great selection of designer brands.

"It is amazing how much we can help people here. We give them an option of seeing at an affordable price and everybody deserves to have that right."

– **Carmen Cotto, O.D.**
Georgia

"I love my glasses. They make me feel powerful and confident. I love the ability to have multiple frames to match my moods. These glasses make my life more interesting."

– **Jason Sirotin,** Customer

EYEGLASS WORLD

I ♥ MY
BOYS & GIRLS
CLUB

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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MARKET, RANKING, AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets, ranking and other industry information are based on reports of government agencies or published industry sources, and our own internal estimates are based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. Our own estimates are based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets we operate. We are responsible for all of the disclosure in this prospectus, and we believe these estimates to be accurate as of the date of this prospectus or such other date stated in this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. While we believe that each of the publications used throughout this prospectus are prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States, primarily through our subsidiaries, including: America’s Best, America’s Best & Design, America’s Best Contacts and Eyeglasses, America’s Best Contacts and Eyeglasses & Design, America’s Best Vision Plan, America’s Best owl mascot image, “It’s not just a better deal. It’s America’s Best.,” Eyeglass World, Eyeglass World logos, “See yourself smile. See yourself save.,” AC Lens, FirstSight, Vista Optical, Eyecare Club, Sofmed, Digimax, Neverglare, Neverglare Advantage and Neverglare Advantage & Design. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are presented without the ®, SMand ™ symbols,but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames. All trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the business and operations of National Vision Holdings, Inc. and its consolidated subsidiaries. Unless the context otherwise requires, all references herein to “National Vision Holdings, Inc.,” “National Vision,” the “Company,” “we,” “our” or “us” refer to National Vision Holdings, Inc. and its consolidated subsidiaries. National Vision Holdings, Inc. conducts substantially all of its activities through its direct, wholly-owned subsidiary, National Vision, Inc., which we refer to herein as “NVI,” and NVI’s subsidiaries.

We operate on a retail fiscal calendar pursuant to which our fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to December 31. Unless otherwise indicated or the context otherwise requires, all references to years and quarters relate to fiscal periods rather than calendar periods.

For the purpose of discussing our financial results, we refer to ourselves as the “Successor” in the periods following the KKR Acquisition (defined below) and the “Predecessor” during the periods preceding the KKR Acquisition. References herein to the Successor period ended January 3, 2015, or the 2014 Successor period, relate to the period from March 13, 2014 to January 3, 2015. References herein to the Predecessor period ended March 12, 2014, or the 2014 Predecessor period, relate to the period from December 29, 2013 to March 12, 2014. References herein to the full year 2014 relate to the combined Successor and Predecessor periods from December 29, 2013 to January 3, 2015, which included 53 weeks.

References to “fiscal year 2012,” “fiscal year 2013,” “fiscal year 2015” and “fiscal year 2016” relate to our fiscal year ended December 29, 2012, our fiscal year ended December 28, 2013, our fiscal year ended January 2, 2016 and our fiscal year ended December 31, 2016, respectively.

Amounts in this prospectus and the consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest thousand, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum. The accounting policies set out in the audited consolidated financial statements contained elsewhere in this prospectus have been consistently applied to all periods presented.

GLOSSARY

The following are definitions of certain terms as used in this prospectus, unless otherwise noted or indicated by context.

•	“AC Lens” means Arlington Contact Lens Service, Inc., our wholly-owned subsidiary.
•	“Centralized laboratory network” or “laboratory network” mean our three owned, full-service optical laboratories in the United States and two outsourced, third-party owned optical laboratories in Mexico and China.
•	“E-commerce platform” means the technology that we use to conduct the online sale of optical goods and accessories, and includes our construction, management and operation of our proprietary websites and websites for third parties, such as Wal-Mart Stores, Inc., or Walmart, Sam’s Club and Giant Eagle, which we refer to herein as our “e-commerce business.”
•	“E-commerce sales” means sales from our store, proprietary and partner websites, excluding AC Lens’ fulfilment orders for the Walmart and Sam’s Club websites and ship-to-home orders from our store websites fulfilled by AC Lens.
•	“Eye care practitioners” means optometrists and ophthalmologists.
•	“FirstSight” means FirstSight Vision Services, Inc., our wholly-owned subsidiary.
•	“Host brands” means the Vista Optical brands we operate in Fred Meyer stores and on U.S. Army and Air Force military bases.
•	“Host partners” means Fred Meyer, Inc., or Fred Meyer, and the U.S. Army and Air Force Exchange Service.
•	“KKR Acquisition” means the acquisition of the Company by affiliates of KKR Sponsor in March 2014.
•	“Legacy brand” means the Vision Center brand we operate in Walmart stores.
•	“Legacy partner” means Walmart.
•	“Managed care” or “managed vision care” mean vision care programs and associated benefits (i) sponsored by employers or other groups, (ii) provided by insurers and managed care entities, such as health maintenance organizations, or HMOs, to individuals, and (iii) delivered, typically on a fee-for-service or capitated basis, by health care providers, such as ophthalmologists, optometrists and opticians.
•	“Mature stores” means stores that have been in operation for longer than five years.
•	“Omni-channel platform” means the technology supporting many of our physical and online retail functionalities and services, including online frame browsing and virtual frame try-on, scheduling of appointments, ship to customer programs, geolocation of our retail locations and online ordering of optical goods. As of July 1, 2017, our omni-channel platform serves our America’s Best Contacts & Eyeglasses, or America’s Best, stores, Eyeglass World stores and Vista Optical operations on U.S. Army and Air Force military bases.
•	“Owned brands” or “owned stores” mean our America’s Best and Eyeglass World brands or stores, as applicable.
•	“Partner brands” means our host and legacy brands, collectively.
•	“Sponsors” means affiliates of KKR Sponsor and private equity funds managed by Berkshire.

•	“Value segment” or “value segment of the U.S. optical retail industry” consist of the Company, Walmart, Costco Wholesale and Eyemart Express, Ltd.
•	“Vision care professionals” means optometrists (including optometrists employed by us or by professional corporations owned by eye care practitioners with which we have arrangements) and opticians.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “EBITDA,” “Adjusted EBITDA” and “Adjusted Net Income.” In order to facilitate a discussion of certain results of operations across periods, we have presented the results for the full year 2014 on a combined basis, which is comprised of the results for the 2014 Predecessor period and the 2014 Successor period. This combination is not a presentation made in accordance with GAAP.

EBITDA, Adjusted EBITDA and Adjusted Net Income have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes EBITDA, Adjusted EBITDA and Adjusted Net Income are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses EBITDA, Adjusted EBITDA and Adjusted Net Income to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) or income (loss) from operations as a measure of financial performance or cash flows provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Prospectus Summary―Summary Historical Consolidated Financial and Other Data.”

LETTER FROM OUR CEO

Dear Potential Shareholders:

Since our founding 27 years ago, National Vision has been helping make eye exams, eyeglasses and contact lenses more affordable and therefore more accessible to low-income and cost-conscious consumers. Having started out operating Vision Centers inside Walmart, today National Vision is one of the largest and fastest growing optical retailers in the United States and a leader in the attractive value segment of the U.S. optical retail industry, serving customers through a diverse portfolio of 980 retail stores across five brand banners and 19 consumer websites.

Eye exams and eyeglasses are illogically and needlessly expensive. While not an issue for wealthier people, this is an issue for blue-collar and lower-income Americans — an issue with broad implications.

As people age, their eyesight diminishes. This tendency is exacerbated by such factors as diabetes, increased screen usage, poor diet and generally less healthy lifestyles. Eye exams, beyond providing a prescription for eyeglasses and contact lenses, can detect hundreds of potential health concerns, ranging from eye diseases, to general health, to life threatening conditions such as brain tumors and aneurysms. This is why regular eye exams are so important. But for many people, especially the lower-income and the uninsured, eye exams are an expensive, unfamiliar and intimidating experience.

Eyeglasses themselves provide a life-changing benefit — allowing people to work, to learn, to drive safely and to appreciate the world around them. For the approximately 76% of adult Americans who require some form of vision correction, their eyeglasses or contacts are vital to their day-to-day existence. Most people simply cannot function without them.

Eyeglasses are a 730-year-old technology involving two small pieces of cut plastic that are held in front of the eyes by three small pieces of plastic or metal. They can no longer be regarded as “new technology.” That is why their tremendous expense today — often $300 to $1,000 or more for a single pair (and increasing annually) — is completely illogical.

That’s where National Vision comes in.

We exist to make eye care and eyewear more affordable and accessible.

We strive to provide the best value for eye exams, eyeglasses and contact lenses. We believe that budget-conscious consumers with perfect knowledge of the category will pick National Vision for their basic vision needs. Our various offerings make us one of the lowest cost providers of this non-discretionary and ongoing medical necessity.

The size and scale of our portfolio of brands provide us high proximity to customers and allow us to engage them across a variety of sales channels. We believe these brands collectively constitute a portfolio that combines attractive economics with significant growth potential. While we continue to proudly operate several hundred Walmart Vision Centers along with various supply chain and e-commerce offerings for both Walmart and Sam’s Club, our growth in recent years has been driven by the expansion of our two owned brands, America’s Best Contacts & Eyeglasses (America’s Best) and Eyeglass World. Based on our analysis, conducted with a third-party real estate firm, we believe that these brands can grow to at least 1,000 America’s Best stores and at least 850 Eyeglass World stores.

America’s Best operates 559 stores located in high-traffic strip centers next to other well-known, off-price retailers, such as TJ Maxx and Marshalls. For the past 20 years, America’s Best has led with a signature offer of an eye exam and two pairs of eyeglasses for $69.95. We believe there is no better value in the marketplace and that this affordability and convenience has driven ongoing traffic growth and high customer loyalty along with increased market share.

Eyeglass World operates 108 stores — all with in-store lens-grinding laboratories. Eyeglass Worlds are bigger stores with a wider selection of brands and price points. Eyeglasses from Eyeglass World start at two pairs for $78.00. Because this brand has an on-site laboratory, customers can get their eyes examined and walk out with glasses in the same day.

Over the last five years, National Vision has been one of the fastest growing U.S. optical retail chains with sales having a compounded annual growth rate of 14%, three times the industry average growth rate.

We are a company that is all about consistency — consistency of management, consistency of host, legacy and supplier partnerships, and consistency of growth and business results. For the past 15 years, National Vision has been led by essentially the same collection of 20± year-career optical retailing professionals. Together we have:

•	Delivered 62 consecutive quarters of positive comparable store sales (with a simple long-term average of approximately 5% growth per quarter and with most of this growth coming from an increase in the number of customers as opposed to average ticket amount), which we believe is a category record. The team leading National Vision today has never experienced a negative comp quarter.

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•	Steadily grown sales from $245 million (in 2002 when the current team formed) to $1.2 billion (in 2016).
•	Opened 458 stores on a net basis (opened 512 new stores and closed 54 stores) — an average of 45 per year — over the past ten years and accelerated new store openings to approximately 75 per annum.
•	Maintained strong and consistent partnerships with Walmart (27+ years), the U.S. military (18+ years) and Fred Meyer (18+ years).
•	Successfully acquired, integrated and expanded three optical platforms.
•	Created over 5,000 new jobs.
•	Made several early stage venture investments in eye exam, virtual try-on and 3D eyeglass printing start-ups.

National Vision’s strategy has been in place for over a decade and is founded on a commitment to a relatively simple business model. It is to do the following:

•	Provide exceptional price and convenience to customers, enabled by our low-cost operating platform.
•	Provide Americans what they want and need — access to America’s Best and Eyeglass World stores — by growing our footprint throughout the United States.
•	Continually improve our in-store shopping experience and enhance our solutions-based service approach to increase the volume of customer traffic to our stores.
•	Maintain strong, long-term partnerships with Walmart, Fred Meyer and the U.S. military by providing affordable and easily accessible optical services to their respective customers.
•	Cultivate strong, long-term mutually beneficial relationships throughout the optical industry — our intent is to be the friendly, nimble folks that industry players most want to work with.
•	Energize our offerings with meaningful omni-channel and technology offerings.
•	Strive to be the most rewarding and fulfilling place for optometrists and optical associates to spend their careers.
•	Be the best at helping the world to see by getting eyeglasses to those who would not have them otherwise via a powerful innovative social mission and an eco-system of like-minded partners operating in the United States and in various low-income countries around the world.

We believe that — in the way we approach it — optical retail is a noble profession.

•	We believe that the optometrists practicing in our various settings play a primary entry point and gate-keeping role in America’s health care system by making eye exams more affordable and accessible and thereby increasing the frequency of eye exams and disease detection for lower-income Americans.
•	We believe our growth provides fulfilling careers for both optometrists and optical associates.
•	We believe we improve lives by saving millions of Americans a significant amount of money on a product that they need to both function and enjoy their life.

We think of ourselves as a fast-growing business engine that, in turn, also fuels a fast-growing philanthropic mission. We play a role in dramatically improving the quality of life for millions of lower-income people in America and abroad both through our business offerings and through our various philanthropic outreach efforts.

We invite you to join us on this most fulfilling and important journey of service, enablement and growth.

Yours truly,

Reade Fahs
Chief Executive Officer

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Our Company

We are one of the largest and fastest growing optical retailers in the United States and a leader in the attractive value segment of the U.S. optical retail industry. We believe that vision is central to quality of life and that people deserve to see their best to live their best, no matter what their budget. Our mission is to make quality eye care and eyewear affordable and accessible to all Americans. We achieve this by providing eye exams, eyeglasses and contact lenses to cost-conscious and low-income consumers. We deliver exceptional value and convenience to our customers, with an opening price point that strives to be among the lowest in the industry, enabled by our low-cost operating platform. We believe our focus on the value segment, breadth of product assortment, committed employees and consultative selling approach generate customer goodwill for our brands. Our long-serving and motivated management team of optical retail experts has delivered a highly-consistent track record of strong results.

We are well positioned to serve our new and existing customers through a diverse portfolio of 980 retail stores across five brands and 19 consumer websites as of July 1, 2017. We have two reportable segments: our owned & host segment and our legacy segment. Our owned & host segment includes our two owned brands, America’s Best and Eyeglass World, and our Vista Optical locations in Fred Meyer stores. Within this segment, we also provide low-cost vision care products and services to American military service members by operating Vista Optical locations on military bases across the country. Our legacy segment consists of our 27-year strategic relationship with Walmart to operate Vision Centers in select Walmart stores. In addition, through our wholly-owned subsidiary, FirstSight, we arrange for the provision of optometric services at almost all of the optometric offices next to Walmart and Sam’s Club stores in California. We support our owned brands and our Vista Optical military operations through our ever-evolving omni-channel offerings and we also have an established standalone e-commerce business. Our e-commerce platform serves our proprietary e-commerce websites and the e-commerce websites of third parties, including Walmart, Sam’s Club and Giant Eagle. The following table provides an overview of our portfolio of brands:

Overview of Our Brands and Omni-channel & E-commerce Platform

Note: Store count as of July 1, 2017. SKU figures refer to eyeglass frame SKUs. ODs are Doctors of Optometry.

(1)	Vista Optical in Fred Meyers stores does not offer omni-channel services.

Our financial success has helped fuel our ever-growing philanthropic engine. Through multiple charitable partnerships, we have directly assisted approximately 800,000 individuals to see and have indirectly helped improve the vision of approximately 11.5 million individuals globally. Our philanthropic culture instills a sense of purpose and engagement in our employees, from in-store staff to senior management. Our employees feel pride in the positive work they are doing, which allows us to attract and retain both store associates and vision care professionals, thus improving the customer experience in our stores.

Our disciplined approach to new store openings, combined with our attractive store economics, has led to strong returns on investment. We believe these elements are the foundation for continued profitable growth from our existing store base, as well as a significant opportunity to deliver growth through new store openings. The fundamentals of our model are:

•	Differentiated and Defensible Value Proposition. We believe our success is driven by our low prices, convenient locations, broad assortment of branded and private label merchandise and the high levels of in-store service provided by our well-trained and passionate store associates and vision care professionals. We believe our bundled offers, including two-pairs of eyeglasses plus an eye exam for $69.95 at America’s Best and two-pairs of eyeglasses for $78.00 at Eyeglass World, represent among the lowest price offerings of any national chain. Our ability to utilize national advertising will allow us to communicate this value proposition to a meaningfully greater number of current and potential customers.
•	Recurring Revenue Characteristics. Eye care purchases are predominantly a medical necessity and are therefore considered non-discretionary in nature. We estimate that optical consumers typically replace their eyeglasses every two to three years, while contact lens customers typically order new lenses every six to twelve months, reflecting the predictability of these recurring purchase behaviors. This is further demonstrated by the customer mix of our mature stores, with existing customers representing 68% of total customers in 2016 and new customers representing the remaining 32% of total customers in 2016.
•	Attractive Store Economics and Embedded Earnings Growth.Our store economics are based on low capital investment, steady ramping of sales in new locations, low operating costs and consistent sales volume and earnings growth in mature stores, which result in attractive returns on capital. On average, our owned stores achieve profitability shortly after their first-year opening anniversary and pay back invested capital in less than four years. By consistently replicating the key characteristics of our store model, we execute a formula-based approach to opening new stores and managing existing stores, which has delivered predictable store performance across vintages, diverse geographies and new and existing markets. We believe this leads to a high degree of visibility into the embedded earnings potential of our newly opened stores. For indicative purposes, assuming that each of our open but not mature America’s Best and Eyeglass World stores as of December 31, 2016 were able to attain the average fifth-year financial performance of our existing mature America’s Best and Eyeglass World stores, we would have generated an additional approximately $67 million of revenues and approximately $45 million of EBITDA for our owned & host segment in fiscal year 2016.

By targeting the high-growth value segment, we have grown revenue at three times the rate of the U.S. optical retail industry over the past five years, gained significant market share and generated a record 62 consecutive quarters of positive comparable store sales growth.

62 Consecutive Quarters of Positive Comparable Store Sales Growth

Recessionary
Economic Climate
12%
9%
6%
3%
0%
2002
2003
2004
2005
2006
2007
2008
2009(1)
2010
2011(2)
2012
2013
2014
2015
2016
2017

(1)	2009 comparable store sales exclude sales from the Eyeglass World stores for the first six-month “transition” period following our acquisition of Eyeglass World.
(2)	Comparable store sales growth in the third quarter of fiscal year 2011 was impacted by the near U.S. federal government shutdown and subsequent adverse impact on the consumer environment.

For fiscal years 2012 and 2013, full year 2014, fiscal year 2015 and fiscal year 2016, we generated total net revenue of $717 million, $840 million, $933 million, $1.1 billion and $1.2 billion, respectively, representing a compound annual growth rate, or CAGR, of approximately 14% from fiscal year 2012 to fiscal year 2016. Our net income (loss) for these same periods was $0.7 million, $14 million, $(24) million, $4 million and $15 million, respectively. Our Adjusted EBITDA for these same periods was $80 million, $89 million, $82 million, $113 million and $138 million, respectively, representing a CAGR of approximately 15% from fiscal year 2012 to fiscal year 2016. Our Adjusted Net Income for these same periods was $9 million, $19 million, $9 million, $26 million and $33 million, respectively, representing a CAGR of approximately 40% from fiscal year 2012 to fiscal year 2016. For definitions of Adjusted EBITDA and Adjusted Net Income and a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income (loss), see “―Summary Historical Consolidated Financial and Other Data.”

Our Industry

The U.S. optical retail industry, defined by Vision Monday to include optical retailers’ revenues from the sales of products (including managed vision care benefit revenues and omni-channel and e-commerce sales) and eye care services provided by vision care professionals, including eye exams, is a $35 billion industry that has exhibited consistent, stable growth across economic cycles. According to Vision Monday, over the period from 2007 to 2016, the industry grew from $26 billion to $35 billion in annual sales, representing a CAGR of 3.4%. The industry experienced only a modest decline of approximately 3.8% during the 2008 to 2009 recession and rebounded with robust post-recession sales growth of 4.6% CAGR from 2009 to 2016, according to Vision Monday. We believe the ability to see well is a necessity, not a discretionary decision. The steady growth of the industry and its resilience to economic cycles is due in large part to the medical, non-discretionary and recurring nature of eye care purchases. In short, eyesight continues to decline with age, regardless of economic conditions.

Size of U.S. Optical Retail Market ($ in billions)

We anticipate that there are four key secular growth trends that will continue to contribute to the stability and growth of the U.S. optical retail industry:

•	Aging Population. According to The Vision Council, approximately 76% of adults in the United States used some form of vision correction as of September 2016. At age 45, the need for vision correction begins to increase significantly, with approximately 86% of adults in the United States between the ages of 45 and 54 and approximately 92% of adults in the United States aged 55 and older using vision correction, according to The Vision Council. As the U.S. population ages and life expectancy increases, the pool of potential customers and opportunities for repeat purchases in the optical retail industry are anticipated to rise. In 2014, the U.S. Census Bureau estimated that approximately 42% of the U.S. population would be 45 years old or older by 2020 (the 0.9% increase from 2015 population projections implies an additional 8.4 million adults will enter this 45-plus demographic by 2020). Given that eyesight deteriorates progressively with age, aging of the U.S. population should result in incremental sales of eyewear and related accessories.
•	Frequent Replacement Cycle. The repetitive and predictable nature of customer behavior results in a significant volume of recurring revenue for the optical retail industry. The purchasing cycle of vision correction devices is closely tied to the frequency with which consumers obtain eye exams. Most optometrists recommend annual eye exams as a preventive measure against serious eye conditions and to help patients identify changes in their vision correction needs. According to The Vision Council, an estimated 189 million people in the United States using vision correction devices in 2015 received nearly 114 million eye exams that year, implying an average interval between exams of 20 months. The interval between exams contributes to the industry’s stability and shortening this interval represents an opportunity to increase the frequency of customer purchases.
•	Increased Usage of Computer and Mobile Screens.Due to the proliferation of smartphones, laptops and tablets, the U.S. population has experienced a dramatic increase in the amount of time spent viewing electronic screens. This is anticipated to result in a larger percentage of the population suffering from screen-related vision problems, driving incremental sales of vision correction devices, such as traditional eyeglasses and contact lenses, as well as higher margin products designed specifically to counteract the effect of looking at screens for prolonged stretches of time.
•	Growing Focus on Health and Wellness.The optical retail industry is poised to benefit from expansive trends underlying an increasing societal focus on health and wellness. Consumers want personalized solutions that allow them to make informed decisions about their health. Additionally, rising healthcare costs are driving a growing emphasis on preventative healthcare. Eye exams can detect a host of physical ailments, such as hypertension or diabetes, and are one of the most inexpensive and effective forms of detection for many of these issues. As consumers continue to develop greater awareness of health and wellness issues, there is an opportunity for retailers that are able to offer personalized, inexpensive, health-oriented products and services that can increase quality of life and reduce an individual’s overall level of healthcare expenditures. Furthermore, this increased focus on health means that people are living longer, which increases the overall demand for vision care and the frequency with which people visit their eye care practitioners for vision care products and services.

Value Chains Gaining Market Share in Optical Retail Industry

Providing consumers with quality vision care and products involves multiple steps and several parties. In the process of purchasing vision care products a consumer will interact directly with eye care practitioners who prescribe (and may also dispense) products. Consumers may likewise interact with optical retail outlets who retail and dispense products, and may offer on-site optometry services to increase customers’ convenience. Retailers also assist consumers in selecting and fitting vision care products, and directly or through third parties, manufacture and finish vision care products and their components. As part of the purchase, the consumer and retailer may interact with an insurance company or managed vision care provider. Further, vision care and optical retail require compliance with numerous regulations, which often vary by state. The industry experience and knowledge to initiate and maintain relationships across all of these parties is crucial to the success of optical retailers.

Several key factors drive the changing dynamics across the optical retail market:

•	Optical Retail Chains Gaining Market Share From Independents. As a result of customers’ desire for the convenience of a one-stop shop with a broad product selection, strong customer service and competitive prices, larger optical retailers have gained market share from independent practitioners over the past approximately 20 years, with total market share of the ten largest optical retailers in the United States increasing from 18% in 1992 to 32% in 2016, according to 20/20 Magazine and Vision Monday. Despite this growth, the top ten optical retailers still have a relatively small share of the overall market, and the largest optical retailers are well-positioned to continue increasing their share.
•	Value Chains Are Growing Faster Than Industry. According to Vision Monday estimates, from 2007 to 2016, the value segment of the U.S. optical retail industry grew at a CAGR of 6.6%, nearly twice the rate of the broader optical retail industry. Increased consumer cost consciousness has shifted market share toward value optical retail chains and mass merchants that serve the value segment. To the extent this trend continues, the value segment is expected to continue to outpace overall industry growth.
•	E-commerce. The optical retail industry is currently underpenetrated in the e-commerce channel relative to other categories of retail. This is due to inherent penetration barriers that make optical retail better suited for omni-channel offerings rather than pure e-commerce. Although contact lenses lend themselves more to online purchases than do eyeglasses, users still generally need to visit an eye care practitioner or a store to update their prescription. Such visits are an opportunity to sell an annual supply of contact lenses to the customer.

Our Competitive Advantages

Our history of profitable growth is founded on a commitment to a relatively simple business model: providing exceptional value and convenience to customers, enabled by our low-cost operating platform. This business model has multiple areas of competitive advantage:

•	Highly-differentiated and Defensible Value Proposition. Our value price positioning extends across our entire portfolio of brands. We offer among the lowest price points in the optical retail industry and this highly-compelling customer value positioning has been a critical driver of our outsized market share gains and revenue growth. Through its arrangements with individual optometrists or professional corporations owned by eye care practitioners, America’s Best is able to offer customers two distinctive bundled eyewear pricing offers: (i) the two-pairs of eyeglasses offer for $69.95, including an eye exam, and (ii) the Eyecare Club program, which offers several years of eye exams plus a discount on products for a low price. In addition, Eyeglass World’s opening price point offer of two pairs of eyeglasses for $78.00 is among the lowest in our industry. Based on a recent study of leading optical retailers and based on these bundled offers, we believe that America’s Best and Eyeglass World’s opening price points for eyeglasses and an eye exam are currently 74% and 37% lower on a per-pair basis than the next lowest retailer surveyed and 82% and 56% lower than the average of independent retailers surveyed, respectively, each as indicated in the chart below:

Price for Exam + Single Pair of Glasses

Complex lens, high-end frame (with eye exam)
Simple lens, basic frame (with eye exam)
NATIONAL VISION
$800
$600
$400
$200
$0
$247
$35
$342
$86
$313
$137
$457
$157
$676
$196
$759
$285
AMERICA'S BEST CONTACTS & EYEGLASSES
EYEGLASS WORLD
Mass Merchants / Club
Leading Online Player
Independents
National Premium Chains

Note: One-pair price for “two-pair shops” calculated by dividing “two-pair price” by two and adding back exam price. For retailers who do not provide eye exams, the average exam price of the other retailers shown has been used.

Source: Haynes and Company Research Study (2016); KKR Capstone analysis.

We are also committed to providing our customers with high levels of in-store customer service and a convenient and compelling shopping experience. On-site optometrists enable a convenient one-stop shop for the clinically-assisted sale of eye exams and eyewear and attract customers. We believe that the comprehensive proposition of our value pricing, the breadth and quality of our product mix and high levels of customer service drive repeat visits and customer loyalty, engagement and ambassadorship.

Our optical retail offerings are also more defensible to potential e-commerce pressure relative to other categories of retail. This is due to inherent penetration barriers that make optical retail better suited for omni-channel offerings rather than pure e-commerce. Eye exams typically require in-person visits to eye care practitioners or stores and customers generally want to try eyeglasses on before purchasing as slight changes in style, size and color can make a meaningful difference to the functionality and visual appeal of the eyeglass frame. Lastly, the service and sales consultations provided by our on-site vision care professionals and in-store associates are a key part of the vision correction product purchase process, which cannot be replicated online.

•	Leading Low-cost Operating Model. Our low-cost structure allows us to maintain our low prices to our customers while generating attractive margins. This low-cost structure is a result of our highly-efficient laboratory network and manufacturing capabilities. Orders are routed via a centralized proprietary system to the appropriate processing laboratory, minimizing cost and delivery time. Through a combination of volume increases, continuous operating efficiency improvements and implementation of technological enhancements across our laboratory network, we have increased the number of orders processed through our laboratory network by more than 100% and reduced the cost per job by 13% from fiscal year 2009 to fiscal year 2016. This has allowed us to maintain our introductory offer of two-pairs of eyeglasses and an eye exam for $69.95 at America’s Best for over ten years.

Our scale and business model allow us to benefit from procurement and real estate cost structure advantages as well as efficiencies in advertising spend and corporate management. As a result of these factors, we are able to drive attractive profitable growth, while maintaining industry-low prices for our customers.

•	Best-in-class Management Team with Deep Optical Experience.Our company is led by a highly-accomplished and proven management team with deep expertise. The current team is one of the longest-tenured in the optical retail industry, averaging 23 years of optical or similar retail experience. Importantly, many of our management team members have come from the optical industry, providing great insight. Our management team has also been a cohesive unit, with an average of 13 years at National Vision and low senior management turnover. Collectively, this team has a wide range of experience across optical merchandising, store openings, customer engagement, operations, omni-channel platform and technology. Combining this operational expertise with a finely-tuned formulaic playbook, management has achieved an impressive long-term track record of significant industry outperformance and generated positive comparable store sales growth in every quarter since 2002, when this management team took over, including during periods of economic contraction.
•	Diverse Portfolio of Attractive Brands. We have a differentiated collection of five complementary brands, four of which are supported by either our omni-channel or e-commerce platform, that all target the fast-growing value segment within the U.S. optical retail industry. America’s Best and Eyeglass World, our owned brands, have been the primary source of our store growth. Our partner brands (Vision Centers in Walmart and Vista Optical in Fred Meyer stores and on U.S. military bases) are based in well-known, high-traffic environments, exhibit low capital intensity and generate reliable cash flow. Our omni-channel and e-commerce platforms allow us to capture digital sales and serve as an educational resource for our customers. In the aggregate, we believe that this diverse combination of brands exhibits a strong economic profile that combines robust growth potential with significant free cash flow generation.
•	Proven Real Estate Site Selection Process. We locate our owned stores in highly-desirable retail developments surrounded by dense concentrations of our target customers, resulting in strong performance across our store base. We have rarely closed or relocated a store due to underperformance, and our five-year rolling average new store success rate—defined as the percentage of stores opened in the last five years that are still open—was 99% as of July 1, 2017. We have long-standing relationships with many leading commercial real estate firms and believe that we are a preferred tenant given our brands and the high volume of customers that visit our stores. As a result, we believe we will continue to have access to desirable retail sites.
•	Strong Partnerships with Retail Partners and Vendors. We have developed extensive and long-term strategic relationships with our frame and lens suppliers, our host and legacy partners and managed vision care companies. Our strong vendor relationships and scale allow us to maintain broad, on-trend assortments, competitive pricing and favorable payment terms. We have maintained and broadened relationships with our host and legacy partners over several decades. For example, in 2012, we expanded our relationship with Walmart to manage walmartcontacts.com and samsclubcontacts.com and to undertake the back-end logistics and fulfilment services for Walmart’s “ship-to-home” contact lens sales and for virtually all of Sam’s Club contact lens orders. We have also developed strong relationships with managed vision care companies through our network of stores, efficient billing and focus on value. We continually seek to partner with additional managed vision care payors and to increase participation in our partners’ networks. We believe that our above-market growth is also an attractive growth driver for our business partners and positions us as a preferred retailer for key vendors and industry partners.

•	Deep Experience with the Regulatory Complexity of the Optical Industry. There are extensive and diverse sets of laws and regulations governing the provision of vision care. As a result, regulatory compliance for optical retailers in the United States is complicated and time-consuming, involving many regulatory bodies and licensing agencies at both the federal and state levels. We believe that our deep knowledge of the optical regulatory framework and our significant compliance experience provide us with an important competitive advantage. We also believe that these compliance and licensure requirements, and related costs, serve as a significant hurdle for potential new entrants into the optical retail industry.

Our Growth Strategies

We believe that we have the right strategy and execution capabilities to capitalize on the substantial growth opportunities afforded by our business model. We intend to further drive growth from five distinct sources:

•	Grow Our Store Base. We believe that our expansion opportunities in the United States are significant. We have adopted a disciplined expansion strategy designed to leverage the strengths of our compelling and distinct value proposition and recognized America’s Best and Eyeglass World brand names to develop new stores successfully in an array of markets that are primed for growth, including new, existing, small and large markets. In the aggregate, we have opened 458 stores on a net basis (opened 512 new stores and closed 54 stores) over the last decade and, in the past three years, we have increased our new store growth to 75 new stores per annum. We have an established partnership with a third party real estate firm to evaluate potential new America’s Best and Eyeglass World stores and our analysis suggests that we can grow America’s Best to at least 1,000 stores and Eyeglass World to at least 850 stores. These two brands can grow from approximately 670 stores at present to a total of at least 1,850 stores, with similar economics to the existing store base. In the near term, our primary focus will be to open new America’s Best stores, most notably in California, with a longer-term focus on expanding our Eyeglass World store footprint. We believe that our consistent track record of successfully opening stores across vintages, geographies and markets demonstrates our ability to further increase our store count and, as a result, we believe that our current level of new store growth of 75 stores per annum is sustainable for the foreseeable future.
•	Drive Comparable Store Sales Growth. We expect that our value proposition will generate profitable comparable store sales growth. The vast majority of our comparable store sales growth over the past five years have been driven by increased traffic. The typical eyewear replacement cycle, which we estimate is two to three years, creates substantial opportunity for us to increase sales from our existing customer base. We continually improve our in-store shopping experience and enhance our solutions-based service approach to increase the volume of customer traffic to our stores. We also expect to increase customer traffic by improving marketing programs and omni-channel offerings, and by expanding our participation in managed vision care programs. We are currently underpenetrated in the managed vision care market relative to the broader optical retail industry. We expect that these collective initiatives will help us to attract new customers to our stores and increase the frequency of purchases by our existing customers.
•	Improve Operating Productivity. We believe that our continued growth will provide further opportunities to improve operating margin over time. Growth, both in revenue and stores, will enable us to leverage corporate overhead, our centralized laboratory network and our advertising spend. In conjunction with America’s Best’s 2016 entry into the California market, we expect to benefit from launching a national network television advertising campaign, which we believe is more cost effective than our current local market campaigns. We expect that this national campaign will raise our brand awareness in both existing and new markets, allowing us to save advertising spend when entering new markets. We also believe that continued efficiencies in store operations and technological advancements in our centralized laboratory network will further enhance margins.

In the past three years, we have accelerated store openings of America’s Best and Eyeglass World to 75 stores per annum. Based on the consistency and predictability of the maturation process for our existing store base, we believe that there are significant embedded earnings in these maturing stores. For indicative purposes, assuming that each of our open but not mature America’s Best and Eyeglass World stores as of December 31, 2016 were able to attain the average fifth-year financial performance of our existing mature America’s Best and Eyeglass World stores, we would have generated an additional approximately $67 million of revenues and approximately $45 million of EBITDA for our owned & host segment in fiscal year 2016.

•	Leverage Technology to Optimize and Expand the Business. Our experienced management team has consistently leveraged innovative strategies to grow our business and remain at the forefront of technological development in the optical retail industry. We have invested significantly in technological improvements to position us for future growth.We plan to continue investing in software solutions that further develop our omni-channel platform and enhance our customer engagement capabilities. Going forward, we will also continue to invest in tools to improve the quality of the in-store eye exam experience. Since eye exams are a critical service element of our business, we believe that investing in technology to improve this experience will aid in retention of both customers and optometric talent. We are regularly presented with opportunities to invest in technological innovators across the optical retail industry and we have invested $8.6 million in venture-backed emerging companies since June 2014. We believe that these investments provide direct access to optical technology innovators, giving us a deeper understanding of emerging trends and developments. We are thus in a better position to evolve our products and services to meet the needs of our customers.
•	Explore Strategic Opportunities. We will selectively evaluate strategic acquisition opportunities from time to time as part of our growth strategy.

Recent Developments

Preliminary, Unaudited Estimates as of and for the Nine Months Ended September 30, 2017

The unaudited estimated consolidated financial results set forth below are preliminary, based upon our estimates and currently available information and are subject to revision based upon, among other things, our financial closing procedures and the completion of our interim consolidated financial statements and other operational procedures. The preliminary results as of and for the nine months ended September 30, 2017 presented below should not be viewed as a substitute for interim consolidated financial statements prepared in accordance with GAAP. Our actual results may be materially different from our estimates, which should not be regarded as a representation by us, our management or the underwriters as to our actual results as of and for the nine months ended September 30, 2017. You should not place undue reliance on these estimates. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

All of the data presented below has been prepared by and is the responsibility of management. Our independent accountants, Deloitte & Touche LLP, have not audited, reviewed, compiled or performed any procedures, and do not express an opinion or any other form of assurance with respect to any of such data.

As of September 30, 2017, we operated 996 stores, compared to 932 stores as of October 1, 2016. We estimate that our comparable store sales growth will be in the range of 7.1% and 7.3% and our adjusted comparable store sales growth will be in the range of 6.4% and 6.6% for the nine months ended September 30, 2017, compared to 6.9% and 5.9%, respectively, for the nine months ended October 1, 2016.

For the nine months ended September 30, 2017, we estimate that our consolidated net revenue will range from $1,050.0 million to $1,052.5 million, compared to consolidated net revenue of $919.1 million for the nine months ended October 1, 2016. We estimate that our consolidated income from operations will be between $68.5 million and $69.5 million for the nine months ended September 30, 2017, compared to consolidated income from operations of $69.7 million for the nine months ended October 1, 2016.

In August and September of 2017, we temporarily closed certain stores in the Houston, Texas area and in Alabama, Florida and Georgia due to Hurricanes Harvey and Irma, respectively. As of September 30, 2017, we estimate that these storms impacted 203 stores and had an adverse impact of between 0.4% and 0.5% on each of our comparable store sales growth and adjusted comparable store sales growth for the nine months ended September 30, 2017. In addition, we estimate that these storms had an adverse impact of between $3.5 million and $4.1 million on our consolidated net revenue for the nine months ended September 30, 2017.

As of September 30, 2017, we estimate that we had cash and cash equivalents of approximately $27.6 million and total debt of approximately $922.4 million.

Please see below for a reconciliation of adjusted comparable store sales growth to comparable store sales growth (at the low end and high end of the estimated comparable store sales growth range set forth above). In addition, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— How We Assess the Performance of our Business—Adjusted Comparable Store Sales Growth” for how we calculate adjusted comparable store sales growth, the reasons why we include it and certain limitations to its use.

	Nine Months Ended
	September 30, 2017		October 1, 2016
	Low End	High End
Comparable store sales growth	7.1%	7.3%	6.9%
Adjusted comparable store sales growth(1)	6.4%	6.6%	5.9%
(1)	There are two differences between total comparable store sales growth based on consolidated net revenue and adjusted comparable store sales growth: (i) adjusted comparable store sales growth includes the effect of deferred and unearned revenue as if such sales were earned at the point of sale, resulting in a decrease of 0.5% and 0.5% from total comparable store sales growth based on consolidated net revenue for the nine months ended September 30, 2017 and October 1, 2016, respectively, and (ii) adjusted comparable store sales growth includes retail sales to the legacy partner’s customers (rather than the revenues recognized consistent with the management & services agreement), resulting in a decrease of 0.2% and 0.5% from total comparable store sales growth based on consolidated net revenue for the nine months ended September 30, 2017 and October 1, 2016, respectively.

Revolving Credit Facility Amendment

Substantially concurrent with this offering, we intend to obtain commitments from certain lenders, some or all of which may be affiliates of the underwriters in this offering, and amend our first lien revolving credit facility to (A) increase the size of the facility from $75 million to up to $100 million and (B) extend the maturity of the facility to the date that is five years from the closing date of the amendment (subject to customary springing maturity provisions to the extent the existing first lien term loans are not extended). The proposed amendment is subject to market and other conditions, and there can be no assurance that the amendment will be completed on the terms contemplated or at all. The consummation of the amendment will be conditioned upon the substantially concurrent consummation of this offering. This offering is not conditioned on the effectiveness of the amendment. See “Description of Indebtedness—First Lien Credit Agreement.”

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the optical retail industry. Below is a summary of some of the principal risks we face:

•	our ability to open and operate new stores in a timely and cost-effective manner, and to successfully enter new markets;
•	our ability to maintain sufficient levels of cash flow from our operations to grow;
•	our ability to recruit and retain vision care professionals for our stores;
•	our ability to adhere to extensive state, local and federal vision care and healthcare laws and regulations;
•	our ability to develop and maintain relationships with managed vision care companies, vision insurance providers and other third-party payors;
•	our ability to maintain our current operating relationships with our host and legacy partners;

•	the loss of, or disruption in the operations of, one or more of our distribution centers and/or optical laboratories;
•	risks associated with vendors from whom our products are sourced;
•	our ability to successfully compete in the highly competitive optical retail industry; and
•	our dependence on a limited number of suppliers.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate History and Information

Through its predecessors, NVI commenced operations in 1990. In 2005, private equity funds managed by Berkshire acquired both NVI and Consolidated Vision Group, Inc., which operated America’s Best stores, and merged these entities, with NVI surviving. In 2009, NVI acquired the Eyeglass World store chain. In 2011, after a multi-year partnership, NVI acquired AC Lens to bolster its e-commerce platform.

In March 2014, NVI was acquired by affiliates of KKR Sponsor. National Vision Holdings, Inc. was incorporated in Delaware on February 14, 2014 under the name “Nautilus Parent, Inc.” and NVI became our wholly-owned subsidiary in connection with the KKR Acquisition. We recently changed our name to “National Vision Holdings, Inc.”

Our principal executive offices are located at 2435 Commerce Avenue, Bldg. 2200, Duluth, Georgia 30096. The telephone number of our principal executive offices is (770) 822-3600. We maintain a website at www.nationalvision.com. The information contained on, or that can be accessed through, our corporate website or other company websites referenced elsewhere in this prospectus neither constitutes part of this prospectus nor is incorporated by reference herein.

About KKR & Co.

KKR & Co. L.P., which, together with its subsidiaries, we refer to as KKR & Co., is a leading global investment firm that manages multiple alternative asset classes including private equity, energy, infrastructure, real estate, credit and, through its strategic partners, hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with portfolio companies of KKR & Co. and its affiliated funds. KKR & Co. invests its own capital alongside its partners’ capital and provides financing solutions and investment opportunities through its capital markets business. KKR & Co. L.P. is listed on The New York Stock Exchange (NYSE: KKR).

About Berkshire

Berkshire, a Boston-based investment firm, has raised nine private equity funds with more than $16 billion in aggregate capital and has made over 120 investments in primarily middle market companies since its founding in 1986. Berkshire has developed specific industry experience in several areas including consumer and retail, communications, business services, industrials and healthcare. Berkshire has a strong history of partnering with management teams to grow companies in which it invests.

The Offering

Common stock offered by us
15,800,000 shares.
Underwriters’ option to purchase additional shares of common stock
We have granted the underwriters a 30-day option to purchase up to 2,370,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions.
Common stock to be outstanding immediately after this offering
72,283,832 shares (or 74,653,832 shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $322.4 million (or approximately $371.4 million, if the underwriters exercise in full their option to purchase additional shares).

We intend to use the net proceeds to us from this offering: first, to repay all $125.0 million outstanding aggregate amount of our second lien term loans; second, to repay approximately $190.0 million of the outstanding amount of our first lien term loans; and third, all remaining amounts for general corporate purposes, including the payment of accrued and unpaid interest on the term loans. See “Use of Proceeds.”

Directed share program
At our request, the underwriters have reserved up to 5% of the shares of common stock being offered by this prospectus for sale at the initial public offering price to certain of our officers and employees and individual investors nominated by them. The sales will be made at our direction by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock. Any shares sold in the directed share program to our executive officers who have entered into lock-up agreements described in “Underwriting (Conflicts of Interest)—No Sales of Similar Securities” will be subject to the provisions of such lock-up agreements. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Risk factors
See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Dividend policy
We do not currently anticipate paying any dividends on our common stock immediately following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on various factors. See “Dividend Policy.”
Conflicts of interest
Affiliates of KKR Sponsor beneficially own (through investment in KKR Vision Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR Sponsor, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121, or Rule 5121, of the Financial Industry Regulatory Authority, Inc., or FINRA. As of July 1, 2017, affiliates of certain of the underwriters held a portion of the outstanding balance of our first lien term loans and/or second lien term loans and, as a result, will receive a portion of the proceeds from this offering. See “Use of Proceeds.” Because Guggenheim Securities, LLC is an underwriter in this offering and one of its affiliates is a lender under our first lien and second lien term loans and will receive 5% or more of the net proceeds from the sale of our common stock in this offering, Guggenheim Securities, LLC is also deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See “Underwriting (Conflicts of Interest).”
Controlled company
After the completion of this offering, the Sponsors will continue to own a majority of the voting power of our common stock. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of NASDAQ.
NASDAQ trading symbol
“EYE”.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus reflects and assumes the following:

•	no exercise of the underwriters’ option to purchase 2,370,000 additional shares of our common stock;
•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering; and
•	the 1.96627-for-one reverse stock split of our common stock, effected on October 24, 2017.

Additionally, the number of shares of our common stock to be outstanding after this offering is based on 56,483,832 of shares of our common stock outstanding as of September 30, 2017, including 6,357 shares of restricted stock outstanding, and does not reflect:

•	10,516,116 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2017, (1) of which 1,743,169 were then vested and exercisable and (2) of which 3,991,964 were time-based options and 6,524,152 were performance-based options. The performance-based options have not previously vested, will not vest upon the consummation of this offering and are eligible to vest only upon affiliates of KKR Sponsor achieving certain internal rate of return threshold and multiples of invested capital. See “Management—Executive Compensation—Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards—Equity Awards” for additional details around vesting terms; and
•	4,069,452 shares of common stock available for issuance under our 2014 Stock Incentive Plan and our 2017 Omnibus Incentive Plan. See “Management—Executive Compensation—Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards—Equity Incentive Plans.”

Summary Historical Consolidated Financial and Other Data

Set forth below is our summary historical consolidated financial and other data as of the dates and for the periods indicated. For the purpose of discussing our financial results, we refer to ourselves as the “Successor” in the periods following the KKR Acquisition and the “Predecessor” during the periods preceding the KKR Acquisition. The summary historical financial data as of January 2, 2016 (Successor) and December 31, 2016 (Successor) and for the period from December 29, 2013 to March 12, 2014 (Predecessor) and for the period from March 13, 2014 to January 3, 2015 (Successor) and for the years ended January 2, 2016 (Successor) and December 31, 2016 (Successor) has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus, and the summary historical financial data as of January 3, 2015 has been derived from our historical consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The summary historical financial data as of July 1, 2017 (Successor) and for each of the six months ended July 1, 2017 (Successor) and July 2, 2016 (Successor) has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Share and per share data in the table below has been retroactively adjusted to give effect to the 1.96627-for-one reverse stock split, effected on October 24, 2017.

The summary unaudited pro forma consolidated financial data presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma as adjusted condensed consolidated statement of operations data for the six months ended July 1, 2017 and the summary unaudited pro forma as adjusted consolidated statement of operations data for the year ended December 31, 2016 give effect to (i) the borrowing of an additional $175.0 million of incremental term loans under our first lien credit agreement on February 3, 2017, (ii) the payment on February 3, 2017 of a dividend (and dividend equivalent payments) of $171.0 million to our stockholders and holders of vested options out of the proceeds from the incremental term loans (transactions described in clauses (i) and (ii) collectively, the “February 2017 Recapitalization”) and (iii) the issuance and sale of 15,800,000 shares of our common stock in this offering at an initial public offering price of $22.00 per share, and the application of the net proceeds therefrom, including the repayment of all $125.0 million outstanding aggregate amount of our second lien term loans and approximately $190.0 million outstanding amount of our first lien term loans (transactions described in clause (iii), the “Offering Adjustments”), as if all such transactions had occurred on January 3, 2016. The summary unaudited pro forma as adjusted condensed consolidated balance sheet data as of July 1, 2017 gives effect to the Offering Adjustments as if all such transactions had occurred on July 1, 2017. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had such transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data. The unaudited pro forma consolidated financial data is included for information purposes only.

The summary historical consolidated financial and other data should be read in conjunction with, and are qualified by reference to, “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	Predecessor	Successor
(In thousands, except per share amounts)	December 29, 2013 to March 12, 2014	March 13, 2014 to January 3, 2015	Year Ended January 2, 2016	Year Ended December 31, 2016	Pro Forma As Adjusted Year Ended December 31, 2016	Six Months Ended July 2, 2016	Six Months Ended July 1, 2017	Pro Forma As Adjusted Six Months Ended July 1, 2017
Statement of Operations Data:
Net revenue	$197,017	$735,680	$1,062,528	$1,196,195	$1,196,195	$617,865	$707,400	$707,400
Costs applicable to revenue (exclusive of depreciation and amortization)	93,194	366,476	491,100	544,781	544,781	275,788	322,216	322,216
Operating expenses	93,873	382,146	526,751	585,030	585,030	286,655	331,690	331,690
Income (loss) from operations	9,950	(12,942)	44,677	66,384	66,384	55,422	53,494	53,494
Interest expense, net	4,757	26,823	36,741	39,092	29,877	19,649	26,114	18,428
Debt issuance costs	―	―	2,551	―	―	―	2,702	—
Earnings (loss) before income taxes	5,193	(39,765)	5,385	27,292	36,507	35,773	24,678	35,066
Income tax provision (benefit)	2,061	(12,715)	1,768	12,534	16,165	14,332	9,104	13,197
Net income (loss)	$3,132	$(27,050)	$3,617	$14,758	$20,342	$21,441	$15,574	$21,869
Earnings (loss) per share:
Basic	$47.45	$(0.48)	$0.06	$0.26	$0.27	$0.38	$0.28	$0.30
Diluted	$46.75	$(0.48)	$0.06	$0.26	$0.26	$0.38	$0.27	$0.29
Weighted average shares outstanding:
Basic	66	55,807	55,962	56,185	71,984	56,158	56,337	72,137
Diluted	67	55,807	55,962	57,001	72,801	56,636	58,339	74,139
Statement of Cash Flow Data:
Net cash provided by operating activities	$31,008	$17,996	$83,131	$97,588	N/A	$64,172	$67,933	N/A
Net cash used for investing activities	$(11,958)	$(43,740)	$(80,051)	$(91,664)	N/A	$(47,522)	$(44,548)	N/A
Net cash (used for) provided by financing activities	$(28)	$7,130	$(4,317)	$(6,574)	N/A	$(2,642)	$(3,466)	N/A
	Successor
($ in thousands)	January 3, 2015	January 2, 2016	December 31, 2016	July 1, 2017	Pro Forma As Adjusted July 1, 2017
Balance Sheet Data (at period end):
Cash and cash equivalents	$6,832	$5,595	$$4,945	$24,864	$28,010
Total assets	$1,444,913	$1,475,595	$1,531,117	$1,576,673	$1,577,712
Total debt	$601,452	$747,825	$745,625	$922,904	$614,484
Total stockholders’ equity	$523,594	$386,230	$401,887	$249,509	$565,326
	Predecessor	Successor
($ in thousands)	December 29, 2013 to March 12, 2014	March 13, 2014 to January 3, 2015	Year Ended January 2, 2016	Year Ended December 31, 2016	Six Months Ended July 2, 2016	Six Months Ended July 1, 2017
Other Financial Data (unaudited):
Number of stores open at period end	756	792	858	943	905	980
Adjusted EBITDA(1)	$26,447	$55,653	$112,585	$137,774	$86,065	$98,525
Adjusted Net Income(1)	$8,670	$499	$26,184	$33,183	$28,226	$30,229

(1)	We define EBITDA as net income (loss), plus interest expense, income tax provision (benefit) and depreciation and amortization. We define Adjusted EBITDA as EBITDA, further adjusted to exclude stock compensation expense, costs associated with debt refinancing, asset impairment, non-cash inventory write-offs, purchase accounting inventory adjustment, acquisition-related expenses, management fees, new store pre-opening expenses, non-cash rent, litigation settlement and other expenses. We describe these adjustments reconciling net income (loss) to EBITDA and Adjusted EBITDA in the tables below. We define Adjusted Net Income as net income (loss), plus stock compensation expense, costs associated with debt refinancing, asset impairment, non-cash inventory write-offs, purchase accounting inventory adjustment, acquisition-related expenses, management fees, new store pre-opening expenses, non-cash rent, litigation settlement, amortization of acquisition intangibles and deferred financing costs and other expenses, less the tax effect of these adjustments. We describe these adjustments reconciling net income (loss) to Adjusted Net Income in the tables below.

EBITDA, Adjusted EBITDA and Adjusted Net Income have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes EBITDA, Adjusted EBITDA and Adjusted Net Income are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. We also use EBITDA, Adjusted EBITDA and Adjusted Net Income to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) or income (loss) from operations as a measure of financial performance or cash flows provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. In evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA and Adjusted Net Income should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA and Adjusted Net Income supplementally.

The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect costs or cash outlays for capital expenditures or contractual commitments;
•	they do not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•	EBITDA and Adjusted EBITDA do not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;
•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, including costs related to new store openings, which are incurred on a non-recurring basis with respect to any particular store when opened;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

The following tables provide a reconciliation of net income (loss) to EBITDA, Adjusted EBITDA and Adjusted Net Income for the periods presented:

	Predecessor			Successor
($ in thousands)	Year Ended December 29, 2012	Year Ended December 28, 2013	From December 29, 2013 to March 12, 2014	From March 13, 2014 to January 3, 2015	Year Ended January 2, 2016	Year Ended December 31, 2016	Six Months Ended July 2, 2016	Six Months Ended July 1, 2017
Net income (loss)	$738	$14,112	$3,132	$(27,050)	$3,617	$14,758	$21,441	$15,574
Interest expense	29,142	23,254	4,757	26,823	36,741	39,092	19,649	26,114
Income tax provision (benefit)	109	9,165	2,061	(12,715)	1,768	12,534	14,332	9,104
Depreciation and amortization	37,196	33,940	7,267	31,566	44,069	51,993	25,020	29,052
EBITDA	67,185	80,471	17,217	18,624	86,195	118,377	80,442	79,844
Stock compensation expense(a)	1,716	1,046	220	7,132	6,635	4,293	2,454	1,989
Debt issuance costs(b)	1,742	—	—	—	2,551	—	—	2,702
Asset impairment(c)	4,731	3,676	—	4,672	7,716	7,132	52	1,000
Non-cash inventory write-offs(d)	—	—	—	—	—	—	—	2,271
Purchase accounting inventory adjustment(e)	—	—	—	6,216	—	—	—	—
Acquisition-related expenses(f)	—	631	7,537	13,742	—	—	—	—
Management fees(g)	250	500	85	1,883	1,649	1,126	525	574
New store pre-opening expenses(h)	1,240	1,109	424	1,942	1,962	1,983	1,125	1,278
Non-cash rent(i)	101	334	103	(389)	1,233	1,343	808	654
Litigation settlement(j)	—	—	—	—	—	—	—	7,000
Other(k)	3,299	1,200	861	1,831	4,644	3,520	659	1,213
Adjusted EBITDA	$80,264	$88,967	$26,447	$55,653	$112,585	$137,774	$86,065	$98,525
	Predecessor			Successor
($ in thousands)	Year Ended December 29, 2012	Year Ended December 28, 2013	From December 29, 2013 to March 12, 2014	From March 13, 2014 to January 3, 2015	Year Ended January 2, 2016	Year Ended December 31, 2016	Six Months Ended July 2, 2016	Six Months Ended July 1, 2017
Net income (loss)	$738	$14,112	$3,132	$(27,050)	$3,617	$14,758	$21,441	$15,574
Stock compensation expense(a)	1,716	1,046	220	7,132	6,635	4,293	2,454	1,989
Debt issuance costs(b)	1,742	—	—	—	2,551	—	—	2,702
Asset impairment(c)	4,731	3,676	—	4,672	7,716	7,132	52	1,000
Non-cash inventory write-offs(d)	—	—	—	—	—	—	—	2,271
Purchase accounting inventory adjustment(e)	—	—	—	6,216	—	—	—	—
Acquisition-related expenses(f)	—	631	7,537	13,742	—	—	—	—
Management fees(g)	250	500	85	1,883	1,649	1,126	525	574
New store pre-opening expenses(h)	1,240	1,109	424	1,942	1,962	1,983	1,125	1,278
Non-cash rent(i)	101	334	103	(389)	1,233	1,343	808	654
Litigation settlement(j)	—	—	—	—	—	—	—	7,000
Other(k)	3,299	1,200	861	1,831	4,644	3,520	659	1,213
Amortization of acquisition intangibles and deferred financing costs(l)	—	—	—	8,886	11,221	11,311	5,686	5,744
Tax effect of total adjustments(m)	(5,231)	(3,398)	(3,692)	(18,366)	(15,044)	(12,283)	(4,524)	(9,770)
Adjusted Net Income	$8,586	$19,210	$8,670	$499	$26,184	$33,183	$28,226	$30,229
(a)	Non-cash charges related to stock-based compensation programs, which vary from period to period depending on the timing of awards.
(b)	Fees associated with the borrowing of $150.0 million in additional principal under our first lien credit agreement during the second fiscal quarter of 2015 and the borrowing of $175.0 million in additional principal under our first lien credit agreement during the six months ended July 1, 2017.
(c)	Non-cash charges related to impairment of long-lived assets, primarily goodwill in our Vista Optical in Fred Meyer brand and our AC Lens business.
(d)	Reflects write-offs of inventory relating to the expiration of a specific type of contact lenses that could not be sold and required disposal.

(e)	Reflects an inventory step-up resulting from the application of purchase accounting to the Successor, which is recorded in costs applicable to revenue in the statement of operations.
(f)	Reflects expenses associated with the KKR Acquisition.
(g)	Reflects management fees paid to KKR Sponsor and Berkshire in accordance with our monitoring agreement with them.
(h)	Pre-opening expenses, which include marketing and advertising, labor and occupancy expenses incurred prior to opening a new store, are generally higher than comparable expenses incurred once such store is open and generating revenue. We believe that such higher pre-opening expenses are specific in nature and amount to opening a new store and as such, are not indicative of ongoing core operating performance. We adjust for these costs to facilitate comparisons of store operating performance from period to period. Pre-opening costs are permitted exclusions in our calculation of Adjusted EBITDA pursuant to the terms of our existing credit agreements.
(i)	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized under GAAP is typically less than our cash rent payments.
(j)	Amounts accrued related to settlement of litigation. See “Business—Legal Proceedings” and Note 8 in our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details.
(k)	Other adjustments include amounts that management believes are not representative of our operating performance (amounts in brackets represent reductions in Adjusted EBITDA and Adjusted Net Income), including our share of losses on equity method investments of $0.3 million, $0.9 million, $1.4 million, $0.7 million and $0.3 million for the 2014 Successor period and fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; the amortization impact of the KKR Acquisition-related adjustments (e.g., fair value of leasehold interests) of $(1.1) million, $(1.3) million, $(0.7) million, $(0.4) million and $(0.2) million for the 2014 Successor period, fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively, and $(0.6) million and $(0.5) million for fiscal years 2012 and 2013, respectively, related to prior acquisitions; expenses related to preparation for being an SEC registrant that were not directly attributable to this offering and therefore not charged to equity of $0.1 million, $0.5 million, $2.0 million, $0.3 million and $1.2 million for the 2014 Successor period, fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; differences between the timing of expense versus cash payments related to contributions to charitable organizations during fiscal year 2015 of $3.0 million, $(1.0) million, $(0.5) million and $(0.5) million for fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; costs of severance and relocation of $0.8 million, $0.2 million, $0.7 million, $0.5 million, $1.1 million, $0.4 million and $0.3 million for fiscal years 2013, the 2014 Predecessor period, the 2014 Successor period, the fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; non-cash write-down of property and equipment of $1.0 million, $0.5 million, $1.2 million, $0.2 million and $0.2 million for fiscal year 2013, the 2014 Predecessor period, the 2014 Successor period, fiscal years 2015 and 2016, respectively; and other expenses and adjustments totaling $3.9 million, $(0.1) million, $0.1 million, $0.6 million, $0.8 million, $0.6 million, $0.1 million and $71,000 for fiscal years 2012 and 2013, the 2014 Predecessor period, the 2014 Successor period, the fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively. For fiscal year 2012, $3.9 million in other expenses and adjustments included $3.5 million in expenses related to our renegotiation with our legacy partner.
(l)	Amortization of acquisition intangibles related to the additional expense incurred due to the increase in the carrying values of amortizing intangible assets as a result of the KKR Acquisition of $6.0 million, $7.4 million, $7.4 million, $3.7 million and $3.7 million for the 2014 Successor period, fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively. Amortization of deferred financing costs is primarily associated with the March 2014 term loan borrowings in connection with the KKR Acquisition and, to a lesser extent, amortization of deferred loan discount costs associated with the May 2015 and February 2017 incremental first lien term loans of $2.8 million, $3.8 million, $3.9 million $2.0 million and $2.0 million for the 2014 Successor period, fiscal years 2015 and 2016, and the six months ended July 2, 2016 and July 1, 2017, respectively.
(m)	Represents the tax effect of the total adjustments at our estimated effective tax rate.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, or results of operations. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

If we fail to open and operate new stores in a timely and cost-effective manner or fail to successfully enter new markets, our financial performance could be materially and adversely affected.

Our growth strategy depends, in large part, on growing our store base and expanding our operations, both in existing and new geographic regions, and operating our new stores successfully. We cannot assure you that our contemplated expansion, including our further expansion in the California market, will be successful.

Our ability to successfully open and operate new stores depends on many factors, including, among others, our ability to:

•	recruit and retain qualified vision care professionals (who may be licensed or unlicensed, depending on state regulations) for any new store;
•	address regulatory, competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new markets;
•	hire, train and retain an expanded workforce of store managers and other personnel;
•	maintain adequate laboratory, distribution facility, information system and other operational system capabilities;
•	successfully integrate new stores into our existing management structure and operations, including information system integration;
•	negotiate acceptable lease terms at suitable retail locations;
•	source sufficient levels of inventory at acceptable costs;
•	obtain necessary permits and licenses;
•	construct and open our stores on a timely basis;
•	generate sufficient levels of cash or obtain financing on acceptable terms to support our expansion;
•	participate in managed care arrangements for new stores;
•	achieve and maintain brand awareness in new and existing markets; and
•	identify and satisfy the merchandise and other preferences of our customers.

Our failure to effectively address challenges such as these could adversely affect our ability to successfully open and operate new stores in a timely and cost-effective manner.

In addition, there can be no assurance that newly-opened stores will achieve net sales or profitability levels comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable total net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those stores. Our plans to accelerate the growth of our store base may increase this risk.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that our new stores will perform as expected. Our failure to implement our growth strategy and to successfully open and operate new stores in the time frames and at the costs estimated by us could have a material adverse effect on our business, financial condition and results of operations.

We will require significant capital to fund our expanding business. If we are unable to maintain sufficient levels of cash flow from our operations, we may not be able to execute or sustain our growth strategy or we may require additional financing, which may not be available to us on satisfactory terms or at all.

To support our expanding business and execute our growth strategy, we will need significant amounts of capital, including funds to pay our lease obligations, build out new store spaces, laboratories and distribution centers, purchase inventory, pay personnel and further invest in our infrastructure and facilities. Further, our plans to grow our store base may create cash flow pressure if new locations do not perform as projected. In the past, we have primarily depended on cash flow from operations to fund our business and growth plans. Upon the closing of this offering, we expect that we will continue to primarily depend on cash flow from operations to fund our business and growth plans. If we do not generate sufficient cash flow from operations, we may need to obtain additional equity or debt financing. Tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us. If such financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business could be curtailed and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy.

Failure to recruit and retain vision care professionals for our stores could adversely affect our business, financial condition and results of operations.

Our ability to hire and/or contract with vision care professionals for our stores is critical to our operations as well as our growth strategy. Our operations, like those of many of our competitors, depend on our ability to offer both eyewear and eye exams. In particular, our America’s Best brand promotes bundled offers of eyewear and eye exams, which require the availability of optometrists in or near our stores. Furthermore, many states require that opticians be licensed to dispense and fit eyeglasses and contact lenses. In addition, failure to have vision care professionals available in or near our stores could adversely affect our ability to win managed vision care contracts.

Our ability to attract and retain vision care professionals depends on several factors. We compete with other optical retail companies, health systems and group practices for vision care professionals. We, as well as the professional corporations that employ optometrists in our retail locations, could face difficulties attracting and retaining qualified professionals if we or such corporations fail to offer competitive compensation and benefits. Increased compensation for vision care professionals could raise our costs and put pressure on our margins. We believe that the demand for optometrists in particular is likely to exceed supply in the near future and that the costs to employ or retain optometrists are likely to increase, potentially materially, from current levels.

Additionally, our ability to recruit, hire and/or contract with vision care professionals is closely regulated. For example, there is a risk that state authorities in some jurisdictions may find that our contractual relationships with our optometrists or professional corporations that employ optometrists violate laws prohibiting the corporate practice of medicine/optometry, in which case we may be required to restructure these arrangements, which may make it more difficult for us to attract and retain their services. See “Business―Regulatory Overview.”

A material change in our relationship with vision care professionals, whether resulting from a dispute with an eye care practitioner or a group of eye care practitioners controlling multiple practice locations, a government or regulatory authority challenging our operating structure or our relationship with vision care professionals or other changes to applicable laws or regulations (or interpretations of the same), or the loss of these relationships, could impair our ability to provide services to our customers, cause our customers to go elsewhere for their optical needs, or result in legal sanctions against us. In addition, some optometrists provide, through their professional corporations, the vision care services at a number of our retail locations, exposing us to some concentration risk. A material change to any of the foregoing relationships could have a material adverse effect on our business, financial condition and results of operations. Any difficulties or delays in securing the services of these professionals could also adversely affect our relationships with our host and legacy partners.

We are subject to extensive state, local and federal vision care and healthcare laws and regulations and failure to adhere to such laws and regulations would adversely affect our business.

We are subject to extensive state, local and federal vision care and healthcare laws and regulations. See “Business―Regulatory Overview.”

Many states regulate relationships between optical retailers and eye care practitioners. Many states interpret the corporate practice of medicine/optometry rules broadly to prohibit employment of eye care practitioners by corporations like us and to prohibit various financial arrangements, such as fee-splitting, between eye care practitioners and other entities. We have implemented arrangements with optometrists and professional corporations owned by eye care practitioners that regulators could seek to challenge, such as America’s Best’s bundled offers of eye exams and eyewear. The laws applicable to us are also subject to evolving interpretations. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of the applicable laws will not further circumscribe our business operations. In addition, the arrangements into which we have entered could subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws.

All states license the practice of ophthalmology and optometry and many states license opticians. The dispensing of prescription eyewear is further regulated in most states in which we do business. In some states, we are also required to register our stores. Our failure, or the failure of vision care professionals who are our employees or with whom we have contractual arrangements, to obtain and maintain appropriate licenses could result in the unavailability of vision care professionals in or near our stores, loss of sales and/or the closure of our stores without licensed professionals.

We must also comply with the Fairness to Contact Lens Consumers Act, or FCLCA, and its implementing regulations, with respect to verifying contact lens prescriptions in connection with our sales of contact lenses. Our extended warranty plans may subject us to state laws, which vary by state, that regulate the sale of product service contracts. It is possible that regulators in certain states could determine that our warranty plans should be subject to these laws and mandate that we comply with various registration, disclosure and financial requirements. In such event, we could be required to incur enhanced compliance costs, as well as the risk of cease and desist orders and monetary penalties.

We are subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH Act, and the health data privacy, security and breach notification regulations issued pursuant to these statutes, which govern our collection, use, access, disclosure, transmission and/or storage of protected health information, or PHI, in connection with the sales of our products and services, customer service, billing and employment practices. In addition, there are state privacy, security and breach notification laws and regulations that apply to both PHI and personally identifiable information, or PII, collected by us. Our failure to effectively implement the required or addressable data privacy and security safeguards and breach notification procedures, or our failure to accurately anticipate the application or interpretation of these statutes, regulations and standards, could lead to invalidation or modification of our agreements with optometrists or professional corporations owned by eye care practitioners, create material civil and/or criminal liability for us or require us to change our business practices, which could result in adverse publicity, and have a material adverse effect on our business, financial condition and results of operations. In addition to applicable U.S. law, the collection, use, access, disclosure, transmission and storage of PHI and other sensitive data is subject to regulation in foreign jurisdictions in which we do business or expect to do business in the future, in particular through the operations of our websites, and data privacy and security laws and regulations in some of these jurisdictions may be more stringent than those in the United States.

Our participation in federal healthcare programs, such as Medicare and Medicaid, requires us to comply with laws regarding the way in which we conduct business and submit claims. These laws include the federal anti-kickback statute, which attaches criminal liability to unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs; the federal self-referral laws, which attach repayment and monetary damages where a healthcare service provider seeks reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with such service provider; and the False Claims Act, or the FCA, which attaches per-claim liability and potentially treble damages to the filing of false claims for federal payment. Many states have also adopted similar laws that apply to any third-party payor including commercial plans. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible civil and criminal penalties, litigation and exclusion from government healthcare programs in the event of deemed noncompliance.

In addition, a person who offers or transfers to a federal healthcare program beneficiary any remuneration, including the transfer of items or services for free or other than fair market value, that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services, may be liable for significant civil monetary penalties. Although this prohibition applies only to federal healthcare program beneficiaries, the provision of free items and services to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud. In addition, state regulators or boards of optometry may also challenge our promotional practices, including America’s Best’s bundled offers, as, among other things, violating applicable state laws regarding unfair competition or false advertising to consumers. To the extent our promotional programs are found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs, or be subject to other significant penalties.

Eyeglasses and contact lenses are regulated as medical devices in the United States by the Federal Food and Drug Administration, or the FDA, and under the U.S. Federal Food, Drug and Cosmetic Act, or the FDC Act, such medical devices must meet a number of regulatory requirements. We do not hold any marketing authorizations for the eyeglasses and contact lenses that we sell as we serve as the retailer for third-party manufacturers’ devices. We cannot provide assurance that such third-party manufacturers’ eyeglasses or contact lenses we sell comply with these regulatory requirements. We also engage in certain manufacturing, repackaging and relabeling activities that subject us to direct oversight by the FDA under the FDC Act and its implementing regulations. If we, or any of the third-party manufacturers whose products we sell, fail to comply with applicable requirements, we or they may be subject to legal action by the U.S. Department of Justice, or the DOJ, on behalf of the FDA and/or various forms of FDA enforcement and compliance actions, which include recalls, fines, penalties, injunctions, seizures, prosecutions, adverse publicity (such as FDA press releases) or other adverse actions.

Our failure to comply with the applicable regulations could have severe consequences, including the closure of our stores, possible breaches of the agreements relating to certain of our brands, changes to our way of doing business, and the imposition of fines and penalties.

Future operational success depends on our ability to develop and maintain relationships with managed vision care companies, vision insurance providers and other third-party payors.

An increasing percentage of our customers receive vision insurance coverage through managed care payors. These payors represent an increasingly significant portion of our overall revenues and our revenue growth. Currently, a relatively small number of payors comprise the majority of our managed care revenues, subjecting us to concentration risk. Our future operational success could depend on our ability to negotiate contracts with managed vision care companies, vision insurance providers and other third-party payors, several of whom have significant market share. We may be unable to establish or maintain satisfactory relationships with managed care and other third-party payors. In addition, many managed care payors have existing provider structures in place that they may be unable or unwilling to change. Some vertically-integrated payors also have their own networks, and these payors may take actions to maintain or protect these networks in ways that negatively affect us, including by not allowing our new or existing stores to participate in their networks. Increasing consolidation in the optical industry may give such payors greater market power which may adversely affect our ability to negotiate reimbursement rates under managed care arrangements. Our inability to enter into arrangements with managed care payors in the future could have a material adverse effect on our business, financial condition and results of operations. In addition, delays in receiving or the failure to receive reimbursements under our managed care arrangements or the loss of a significant managed care contract or relationship could have a significant negative impact on our business, financial condition and results of operations.

If we are unable to maintain our current operating relationships with our host and legacy partners, our business, profitability and cash flows may be adversely affected.

We derive significant revenues and operating cash flows from our relationships with our legacy and host partners through our operations of 227 Vision Centers in Walmart stores, 29 Vista Optical locations within Fred

Meyer stores and 57 Vista Optical locations on military bases. Through our subsidiary, FirstSight, we also arrange for the provision of optometric services at almost all of the optometric offices next to Walmart stores and Sam’s Club locations in California.

Termination of our host and legacy agreements could result in a reduction of our revenues and operating cash flows, which could be material and which could adversely affect our business, financial condition and results of operations. The loss of our Vision Centers or Vista Optical locations could impair our ability to attract and retain management and retail associates, compete for managed vision care contracts, obtain favorable terms, such as discounts and rebates, from optical vendors and generate cash to fund our business and service our debt obligations. We may seek to replace any lost host or legacy locations with new America’s Best or Eyeglass World stores but we may not be able to replace the lost revenues and cash flows.

For example, our current management & services agreement with Walmart presents a variety of risks. This agreement permits Walmart to control many aspects of the retail operations at the Vision Centers we manage on behalf of Walmart, including pricing, merchandising and similar matters. If Walmart exercises its rights under this agreement in a way that adversely affects us, our sole remedy would be to terminate the agreement after participating in an informal resolution and, if necessary, a mediation process. There are no assurances that Walmart will not seek to exercise these rights in a manner that is materially adverse to our interests. In addition, under our current management & services agreement, we earn fees based on a percentage of the revenues from the Vision Centers we manage. The agreement also allows Walmart to collect penalties from us if the Vision Centers do not generate a requisite amount of revenues, which penalties equal a percentage of the shortfall. We may not be able to maintain the performance levels required and, as a result, may be forced to pay penalties to Walmart or default under this agreement at a point in time when our fees from the arrangement will already be lower than anticipated. Further, a breach by us of the terms and conditions of this agreement could cause us to lose all management fees derived under this agreement, which could adversely affect our financial position and results of operations.

We depend on our distribution centers and optical laboratories. The loss of, or disruption in the operations of, one or more of these facilities may adversely affect our ability to process and fulfill customer orders and deliver our products in a timely manner, or at all, and may result in quality issues, which would adversely affect our reputation, our business and our profitability.

Substantially all of our inventory is shipped directly from suppliers to our two distribution centers in Lawrenceville, Georgia and Columbus, Ohio where the inventory is then processed, sorted and shipped to our stores or to our laboratories for further processing using third-party carriers. We operate laboratory facilities in Lawrenceville, Georgia; St. Cloud, Minnesota; and Salt Lake City, Utah. We also have outsourcing relationships with third-party laboratories in Mexico and China. These laboratories process most of the lenses ordered by our customers in our stores, as well as on our websites. Once processed at the laboratories, the finished products are returned to our distribution centers for shipment to stores, our customers or our business partners.

We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of our distribution centers. Increase in transportation costs (including increases in fuel costs), increased shipping costs, issues with overseas shipments, supplier-side delays, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to the national and international transportation infrastructure and unexpected delivery interruptions or delays also have the potential to derail our distribution process. We face additional risks related to the laboratories in China and Mexico, including port of entry risks such as longshoremen strikes, import restrictions, foreign government regulations, trade restrictions, customs and duties.

In addition, if we change the transportation companies we use, we could face logistical difficulties that could adversely affect deliveries and we could incur costs and expend resources in connection with such change. We also may not be able to obtain terms as favorable as those received from the third-party transportation providers we currently use, which could increase our costs. We also may not anticipate changing demands on our distribution system, including the effect of any expansion we may need to implement in our distribution centers.

Additionally, events beyond our control, such as disruptions in operations due to natural or man-made disasters, inclement weather conditions, accidents, system failures, power outages, political instability, break-in, server failure, work stoppages, slowdowns or strikes by employees, acts of terrorism, widespread illness and other unforeseen or catastrophic events, could damage our optical laboratories and/or distribution centers or render them inoperable, making it difficult or impossible for us to process customer orders for an extended period of time. Such events may also result in delays in our receipt of inventory and the delivery of merchandise between our stores, our optical laboratories and our distribution centers. We could also incur significantly higher costs and longer lead times associated with distributing inventory during the time it takes for us to reopen or replace one or both of our distribution centers. In addition, the unavailability of, or disruptions to, equipment to process lenses and assemble custom-made eyeglasses or trained operators of such equipment in our optical laboratories could adversely affect our ability to fulfill customer orders in a timely manner. Any disruption to the laboratories’ operations may reduce or impair the quality of assembled eyeglasses.

The inability to fulfill, or any delays in processing, customer orders through our laboratory network or any quality issues could result in the loss of customers, issuances of refunds or credits and may also adversely affect our reputation. The success of our stores depends on their timely receipt of products for sale and any repeated, intermittent or long-term disruption in, or failures of, the operations of our distribution centers and/or optical laboratories could result in lower sales and profitability, a loss of loyalty to our brands and excess inventory. The insurance we maintain for business interruption may not cover all risk, or be sufficient to cover all of our potential losses, may not continue to be available to us on acceptable terms, if at all, and any insurance proceeds may not be paid to us in a timely manner.

We face risks associated with vendors from whom our products are sourced.

We purchase all of our merchandise from domestic and international vendors. For our business to be successful, our suppliers must be willing and able to provide us with products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or events that adversely affect our vendors.

Other than our contracts for the supply of spectacle lenses and our private label contact lenses, we typically do not enter into long-term contracts with our vendors and, as such, we operate without any contractual assurances of continued supply, pricing or access to new products. Any of our vendors could discontinue supplying us with desired products in sufficient quantities or offer us less favorable terms on future transactions for a variety of reasons. The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

•	discontinue selling merchandise to us;
•	enter into arrangements with competitors that could impair our ability to sell their products, including by giving our competitors exclusivity arrangements or limiting our access to certain products;
•	sell similar or identical products to our competitors with similar or better pricing, some of whom may already purchase merchandise in significantly greater volume and at lower prices than we do;
•	raise the prices they charge us;
•	refuse to allow us to return merchandise purchased from them;
•	change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our vendors have with their various lending institutions;
•	lengthen their lead times; or
•	initiate or expand sales of their products to retail customers directly through their own stores, catalogs or on the Internet and compete with us directly.

Events that adversely impact our vendors could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our vendors’ business, the financial instability and labor problems of vendors, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, shipment issues, the availability of raw materials and increased production costs. Our vendors may be forced to reduce their production, shut down their operations or file for bankruptcy. The occurrence of one or more of these events could impact our ability to get products to our customers, result in disruptions to our operations, increase our costs and decrease our profitability.

We also source merchandise directly from suppliers outside of the United States. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, the imposition of additional import or trade restrictions, including legal or economic restrictions on overseas suppliers’ ability to produce and deliver products, increased custom duties and tariffs, unforeseen delays in customs clearance of goods, more restrictive quotas, loss of a most favored nation trading status, currency exchange rates, transportation delays, port of entry issues and foreign government regulations, political instability and economic uncertainties in the countries from which we or our vendors source our products. Our sourcing operations may also be hurt by health concerns regarding infectious diseases in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from the products sold in our stores. These and other issues affecting our international vendors or internationally manufactured merchandise could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, attempts by the Trump administration to impose significant tariffs or other restrictions on imports, or to withdraw from or materially modify the North American Free Trade Agreement and other international trade agreements, could have an adverse impact on our business. For example, President Trump has threatened to impose tariffs on imports from China and Mexico where our outsourced optical laboratories are located. Any such restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international vendors and materially adversely affect our business. Additionally, Congress may include a border adjustment tax as part of tax reform legislation. If such a tax is enacted, we could lose the ability to deduct the cost of the goods we import. Because we import, directly or indirectly through suppliers, the substantial majority of the goods we sell, such a tax could materially increase our federal tax liability. We might then need to increase our retail prices to attempt to cover this increased liability. Any increase in our retail prices could have an adverse impact on our ability to market our goods and services to our target customers.

Material changes in the pricing practices of our suppliers could negatively impact our profitability. For example, we have been subject to the unilateral pricing policies implemented by certain contact lens manufacturers, which policies mandated the minimum prices at which certain contact lenses could be sold to consumers. Such manufacturers could refuse to supply us with their products if they deem us in breach of such policies. Our vendors may also increase their pricing if their raw materials became more expensive. The raw materials used to manufacture our products are subject to availability constraints and price volatility. Our vendors may pass the increase in sourcing costs to us through price increases, thereby impacting our margins.

In addition, some of our vendors may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new vendor relationships.

Some of our suppliers are owned by vertically-integrated companies with retail divisions that compete with us and, as such, we are exposed to the risk that these suppliers may not be willing, or may become unwilling, to sell their products to us on acceptable terms, or at all.

The optical retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted.

We compete directly with national, regional and local retailers, including other optical retail chains, warehouse clubs, mass merchandisers and internet-based retailers. We also compete with independent ophthalmologists, optometrists and opticians located in our markets as they often provide many of the same goods and services we provide. The retail landscape is changing as a result of changes in consumers’ shopping habits, as well as the introduction of new technologies such as online vision exams. See “Business—Our Competition.”

Some of our competitors are larger companies and have greater financial and operational resources, greater brand recognition and broader geographic presence than we do. As a result, they may be able to engage in extensive and prolonged price promotions or otherwise offer competitive prices, which may adversely affect our business. They may also be able to spend more than we do for advertising. We may be at a substantial disadvantage to larger competitors with greater economies of scale. If our costs are greater compared to those of our competitors, the pricing of our products and services may not be as attractive, thus depressing sales or the profitability of our products and services. Our competitors may expand into markets in which we currently operate and we remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or others could attract our customer base. Some of our competitors are vertically integrated and are also engaged in the manufacture and distribution of eyewear as well as managed care. These competitors can leverage this structure to their advantage to better compete and some of these vertically-integrated organizations have significant market power and could potentially use this power in ways that could make it more difficult for us to compete. We purchase many of our products from suppliers who are affiliates of our competitors. We also compete for managed vision care contracts with certain of our competitors who are affiliates of managed care payors. In addition, if any of our competitors were to consolidate operations, such consolidation would exacerbate the aforementioned risks.

We may not continue to be able to successfully compete against existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors and changes in the retail markets could result in lost market share and have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of suppliers.

We rely on a limited number of vendors to supply the majority of our eyeglass frames, eyeglass lenses and contact lenses, and are thus exposed to concentration of supplier risk. In particular, we have agreed to exclusively purchase almost all of our spectacle lenses from one supplier. During fiscal year 2016, two vendors supplied 44% of frames, two vendors provided 89% of lenses and three vendors supplied 94% of contact lenses. If our suppliers experience difficulties or disruptions in their operations or if we were to lose any significant supplier, we may be unable to establish additional or replacement sources for our products that meet our quality controls and standards in a timely manner or on commercially reasonable terms, if at all. As a few major suppliers dominate the optical retail industry, the risks associated with finding alternative sources may be exacerbated.

Our and our vendors’ systems containing personal information and payment card data of our retail store and e-commerce customers, employees and other third parties, could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation.

We collect, process and store sensitive and confidential information, including our proprietary business information and that of our customers, employees, suppliers and business partners, including Walmart and Sam’s Club. The secure processing, maintenance and transmission of this information is critical to our operations. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across our business. For instance, as a health care provider, we could be forced, in the event of a data breach, to report the breach not only to affected customers, but also to various public agencies and media outlets, potentially harming our reputation and our business. In addition, our customers and employees have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches. Our business partners may have contractual rights of indemnification against us in the event that their customer or proprietary business information is released as a result of a breach of our information systems. In such an event, these business partners could also seek to terminate our contracts with them.

Our systems and those of our third-party service providers and business partners may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to steal, publish, delete, use inappropriately or modify our private and sensitive third-party information including personal health information, credit card information and personal identification information. In addition, employees may intentionally or inadvertently cause data or security breaches that result in unauthorized release of personal or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations. Any such breach, attack, virus or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our financial condition, results of operations and reputation.

Further, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations. As privacy and information security laws and regulations change, we may incur additional compliance costs.

Any failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, could harm our ability to effectively operate our business and could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our information technology systems for many functions across our operations, including managing our supply chain and inventory, processing customer transactions in our stores, allocating lens processing jobs to the appropriate laboratories, our financial accounting and reporting, compensating our employees and operating our websites. Our ability to effectively manage our business and coordinate the sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. Such systems are subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, security breaches, acts of war or terrorist attacks, fire, flood and natural disasters. Our servers could be affected by physical or electronic break-ins, and computer viruses or similar disruptions may occur. A system outage may also cause the loss of important data. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages.

In addition, we may have to upgrade our existing information technology systems from time to time in order for such systems to withstand the increasing needs of our expanding business. We rely on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. We also depend on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

We could be required to make significant capital expenditures to remediate any such failure, malfunction or breach with our information technology systems. Further, additional investment needed to upgrade and expand our information technology infrastructure will require significant investment of additional resources and capital, which may not always be available or available on favorable terms. Any material disruption or slowdown of our systems, including those caused by our failure to successfully upgrade our systems, and our inability to convert to alternate systems in an efficient and timely manner could have a material adverse effect on our business, financial condition and results of operations.

An overall decline in the health of the economy and other factors impacting consumer spending, such as the timing and issuance of tax refunds, governmental instability and natural disasters, may affect consumer purchases, which could reduce demand for our products and materially harm our sales, profitability and financial condition.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions and political conditions, war and fears of war, inclement weather, natural disasters, terrorism, outbreak of viruses or widespread illness and consumer perceptions of personal well-being and security. For example, in August and September of 2017, we temporarily closed certain stores in the Houston, Texas area and in Alabama, Florida and Georgia due to Hurricanes Harvey and Irma, respectively. Although we do not believe these store closures will have a material impact on our business, similar events in the future that are outside of our control could materially adversely affect our sales and profitability.

Reduced customer confidence and spending cutbacks may result in reduced demand for our merchandise and may force us to take inventory markdowns. Reduced demand also may require increased selling and promotional expenses. Prolonged or pervasive economic downturns could slow the pace of new store openings or cause current stores to close.

Furthermore, our target market, which consists of cost-conscious and low-income consumers, is sensitive to various factors outside of our control. For example, this population relies on tax refunds to pay for eyewear and eye care. A delay in the issuance of tax refunds can accordingly have a negative impact on our financial results. Consumers could also alter how they utilize tax refund proceeds. In addition, periods of instability in the government can also cause this population to either delay or refrain from making such purchases. We believe these factors came into play in the first quarter of fiscal year 2017 and had a negative impact on our financial results when the U.S. Internal Revenue Service, or IRS, announced that tax refunds would be issued significantly later than they had been in 2016. In addition, we believe that instability in the federal government, coupled with a renewed emphasis on immigration matters, further caused our target population to reduce its spending. A continuation of these and similar circumstances could have a material negative impact on our financial performance. Because of the importance of the first quarter for us, a significant downward trend in the first quarter could have a substantial negative impact on our annual financial results.

Our growth strategy could strain our existing resources and cause the performance of our existing stores to suffer.

Our planned expansion will place increased demands on our existing operational, managerial, supply-chain and administrative resources. These increased demands could strain our resources and cause us to operate our business less effectively, which in turn could cause the performance of our new and existing stores to suffer.

As our store base grows, we will need to continually evaluate the adequacy of our laboratory, distribution and information system capabilities.Our laboratories and distribution centers have a finite capacity and, to the extent we grow beyond this capacity, we will need to expand our current laboratories and/or distribution centers or add new laboratories and/or distribution capabilities, the cost of which could be material. Implementing new operating capabilities or changing existing operating capabilities could present challenges we do not anticipate and could negatively affect our business, financial condition and results of operations. For example, should we open additional laboratories or distribution centers, any related construction or expansion projects entail risks which could cause delays and cost overruns, such as unavailability of suitable space, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction, scheduling, engineering, environmental or geological problems, weather interference, fires or other casualty losses and unanticipated cost increases. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets. Any delay or increased costs associated with any project could adversely affect the financial and overall performance of our existing and planned new stores.

In addition, opening new stores in our established markets may result in inadvertent oversaturation, temporarily or permanently divert customers and sales from our existing stores to new stores and reduce comparable store sales, thus adversely affecting our overall financial performance. Furthermore, we have opened and expect to continue to open America’s Best and Eyeglass World stores in close proximity to one another. However, we may not be able to effectively manage stores of both brands in the same market, and this close proximity may cause the performance of such America’s Best and/or Eyeglass World stores to suffer. In addition, oversaturation, or the risk of oversaturation, may reduce or adversely affect the number or location of stores we plan to open, and could thereby materially and adversely affect our growth plans overall or in particular markets.

We cannot anticipate all of the demands that our expanding operations will impose on our business, personnel and systems and our failure to address such demands and to profitably manage our growth could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our existing senior management team or attract qualified new personnel, such failure could have a material adverse effect on our business, financial condition, and results of operations.

Our business requires disciplined execution at all levels of our organization. This execution requires an experienced and talented management team. If we were to lose the benefit of the experience, efforts and abilities of key executive personnel, it could have a material adverse effect on our business, financial condition and results of operations. Competition for skilled and experienced management is intense, and we may not be successful in attracting and retaining new qualified personnel required to grow and operate our business profitably.

We are a low-cost provider and our business model relies on the low cost of inputs. Factors such as wage rate increases, inflation, cost increases, increases in raw material prices and energy prices could have a material adverse effect on our business, financial condition and results of operations.

Increases in compensation and other expenses for vision care professionals, as well as our other associates, may adversely affect our profitability. Wage and hour regulations, such as regulations issued in 2016 by the U.S. Department of Labor relating to minimum wages and overtime pay, can exacerbate this risk. Other future cost increases, such as increases in the cost of merchandise, shipping rates, raw material prices, freight costs and store occupancy costs, may also reduce our profitability. These cost increases may be the result of inflationary pressures which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices and lease and utility costs, may increase our cost of products sold or selling, general and administrative expenses. Our low price model and competitive pressures in the optical retail industry may inhibit our ability to reflect these increased costs in the prices of our products, in which case such increased costs could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If we are unable to implement them successfully, or if our competitors are more effective than we are, it could have a material adverse effect on our business, financial condition and results of operations.

We use marketing and promotional programs to attract customers to our stores and to encourage purchases by our customers. If we fail to successfully develop and implement marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness, and customer traffic to our stores and/or websites may be reduced. We may not be able to advertise cost-effectively in new or smaller markets in which we have lower store density, which could slow growth at such stores. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, or if for any other reason we lose the loyalty of our customers, it could have a material adverse effect on our business, financial condition and results of operations. Further, in connection with our planned expansion in California, we have launched a national advertising campaign as opposed to our current local advertising campaigns. We cannot provide assurances that a national advertising campaign will be cost-effective or successful or that we will continue such a campaign.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease our America’s Best and Eyeglass World store locations, our corporate headquarters, the AC Lens corporate office, the FirstSight corporate office, our laboratories in Georgia and Utah and our distribution centers. We also lease our Vista Optical locations inside Fred Meyer stores. As a result, we are susceptible to changes in the property rental market and increases in our occupancy costs.

The success of our business depends, in part, on our ability to identify suitable premises for our stores and to negotiate acceptable lease terms. Our ability to effectively renew our existing store leases or obtain store leases to open new stores depends on the availability of store premises that meet our criteria for traffic, square footage, lease economics, demographics and other factors. We may not be able to renew or extend our existing store leases on acceptable terms, or at all, and may have to abandon desirable locations or renew leases on unfavorable terms. In addition, tenants at shopping centers in which we are located or have executed leases, or to which our locations are near, may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located, or to which our locations are near, may affect traffic at our stores. All of these factors could have a material adverse impact on our operations.

Most leases for our stores provide for a minimum rent and typically include escalating rent increases over time. In certain circumstances we pay a percentage rent based upon sales after certain minimum thresholds are achieved. Our failure to achieve these thresholds could cause our occupancy costs for these locations to increase materially on a percentage of sales basis. The leases generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses. Our substantial lease obligations could have significant negative consequences, including:

•	requiring that a substantial portion of our available cash be applied to pay our rental obligations, reducing cash available for other purposes and reducing our operating profitability;
•	increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete; and
•	limiting our ability to obtain additional financing.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings or other sources, we may not be able to service our lease expenses, grow our business, respond to competitive changes or fund our other liquidity and capital needs, which could harm the business. If we are not able to make the required payments under our leases, landlords with a contractual or statutory security interest in the assets of the relevant stores may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations.

Further, the substantial majority of our leased sites are both currently and in the future expected to be subject to long-term non-cancellable leases. If an existing or future store is not profitable and we decide to close it, we may nonetheless be obligated to perform our obligations under the applicable lease including, among other things, paying the base rent and other charges for the balance of the lease term. Even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease.

As we expand our store base, particularly in certain markets that are more expensive, such as California, our lease expense and our cash outlays for rent under lease agreements may increase. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially and adversely affect our business, financial condition and results of operations.

We could be adversely affected by product liability, product recall or personal injury issues.

We could be adversely impacted by the supply of defective products, including the infiltration of counterfeit products into the supply chain and contamination or product mishandling issues. Product liability or personal injury claims may be asserted against us with respect to any of the products we sell or services we provide. The provision of professional eye care services by the vision care professionals employed by us or with whom we have contractual arrangements also increases our exposure to professional liability claims. There is a risk that these claims may exceed, or fall outside the scope of, our insurance coverage. In addition, a government or other regulatory agency could require us or one of our vendors or suppliers to remove a particular product from the market for, among other reasons, failure to adhere to product safety requirements or quality control standards. Product recalls can result in the disposal or write-off of merchandise, harm our reputation and cause us to lose customers, particularly if those recalls cause consumers to question the performance, quality, safety or reliability of our products. Any significant returns or warranty claims, as well as the timing of such returns or claims, could result in significant additional costs to us and could adversely affect our results of operations.

We rely on our suppliers to control the quality of both eyeglass components and contact lenses. We are not involved in the manufacture of the merchandise we purchase from our vendors for sale to our customers, and we do not independently investigate whether these vendors legally hold sufficient intellectual property rights to the merchandise that they are manufacturing or distributing. Our ability to seek recourse for liabilities and recover costs from our vendors depends on our contractual rights as well as on the financial condition and integrity of the vendors. We also purchase a portion of our products on a closeout basis. Some of these products are obtained through brokers or intermediaries rather than through manufacturers. The closeout nature of a portion of our products sometimes makes it more difficult for us to investigate all aspects of these products. Moreover, we engage in certain manufacturing, repackaging and relabeling activities at our optical laboratories and at certain Eyeglass World stores. If the products that we manufacture, repackage, or relabel are defective or otherwise result in product liability or personal injury claims against us, our business could be adversely affected and we could be subject to adverse regulatory action.

If our merchandise or services do not meet applicable governmental safety standards or our customers’ expectations regarding quality or safety, we could experience lost sales and increased costs, be exposed to legal and reputational risk and face fines or penalties which could materially adversely affect our financial results.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

We have a significant amount of indebtedness. As of July 1, 2017, prior to giving effect to this offering and the use of proceeds therefrom, we had approximately $929.4 million of aggregate principal amount of indebtedness outstanding (excluding capital lease obligations). Our high degree of leverage could have important consequences for us, including:

•	requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, general corporate and other purposes;
•	increasing our vulnerability to adverse economic, industry, or competitive developments;
•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including any financial maintenance and restrictive covenants, could result in an event of default under the agreements governing our indebtedness;
•	restricting us from capitalizing on business opportunities;
•	limiting our ability to obtain additional financing for working capital, capital expenditures, execution of our business strategy, debt service requirements, acquisitions, and other general corporate purposes; and
•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

In addition, as of July 1, 2017, after inclusion of $500.0 million interest rate swaps fixing a portion of the variable rate debt, $429.4 million, or 46.2%, of our term loans was subject to variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or a decrease in our creditworthiness, could increase the cost of servicing our debt and could materially reduce our profitability and cash flows.

We are subject to managed vision care laws and regulations.

We are engaged in managed vision care, both as a managed care entity through our subsidiary, FirstSight, and as a provider to managed care payors and insurers, and are subject to additional regulations as a result. FirstSight is licensed as a single-service HMO and is subject to the managed care laws of the State of California and is comprehensively regulated by the California Department of Managed Health Care, or the DMHC. FirstSight’s failure to comply with the regulations and requirements under such managed care laws may result in the imposition of various sanctions, including the suspension or revocation of FirstSight’s license, civil penalties and appointment of a receiver, among others. Material changes to the operations of FirstSight, including the opening of America’s Best locations outside of defined service areas, must be approved by the DMHC. This approval process can be complex and can cause delays in the projected opening of our stores. The sale of managed care products by FirstSight is essential to our expansion of America’s Best in California, and the suspension or loss of our license and our failure to comply with applicable regulatory requirements could have a material adverse impact on our expansion plans in California.

In addition, our Eyecare Club programs may be subject to regulation under managed care and related state laws, including those of California, where these programs are offered by FirstSight. Our Eyecare Club programs may also subject us to state statutes regulating discount medical plans, requiring the licensing or registration of organizations that provide discounted access to health care providers. It is possible that state regulators could determine that we are operating as a discount medical plan and as such are subject to various registration, disclosure and solvency requirements. We could incur increased compliance costs as a result. We would also be subject to the risk of cease and desist orders and monetary penalties.

We rely on third-party coverage and reimbursement, including government programs, for an increasing portion of our revenues, the future reduction of which could adversely affect our results of operations.

We rely on third-party coverage and reimbursement, including government and private insurance plans, such as managed vision care plans, for an increasing portion of our net revenue. We are generally reimbursed for the vision care services and products that we provide through payment systems managed by private insurance companies, managed care organizations and governmental agencies. Coverage and payment levels are determined at each third-party payor’s discretion, and we have no direct control over third-party payor’s decision-making with respect to coverage and payment levels. Coverage restrictions and reductions in reimbursement levels or payment methodologies may negatively impact our sales and profits. Many third-party payors may continue to explore cost-containment strategies that may potentially impact coverage and/or payment levels for our services and products and impose utilization restrictions and risk-based compensation arrangements. We cannot provide any assurances that we will be able to maintain or increase our participation in managed care arrangements or that we will be adequately reimbursed by managed care payors, vision insurance providers and other third-party payors for the services we provide and the products we sell. Furthermore, any changes to or repeal of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, in connection with the new government administration or otherwise, may reduce or eliminate coverage or reimbursement rates of insurance-funded eye exams or eyewear.

Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers’ demands without allowing those levels to increase to such an extent that the costs to distribution centers, laboratories and stores to hold the goods unduly impacts our financial results. If our buying and distribution decisions do not accurately predict customer trends or spending levels in general or at particular stores or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs relating to the value of obsolete or excess inventory. For example, in the six months ended July 1, 2017, we wrote off $2.3 million of inventory related to a slow-moving contact lens product which had expired or would expire prior to possible sale. Conversely, if we underestimate future demand for a particular product or do not respond quickly enough to replenish our best performing products, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders, reduced revenue and customer dissatisfaction.

Our business is partly dependent on our ability to strategically source a sufficient volume and variety of brand name merchandise at opportunistic pricing. Some of our products are sourced from suppliers on a closeout basis or with significantly reduced prices for specific reasons, and we are not always able to purchase specific merchandise on a recurring basis and we may not have control over the supply, design, cost or availability of some products we offer for sale in our stores. We also compete with other retailers for discounted or closeout merchandise to sell in our stores. To the extent that certain of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of discount or closeout merchandise available to us could also be materially reduced, potentially compromising profit margin for procured merchandise.

Maintaining adequate inventory requires significant attention and monitoring of market trends, local markets, developments with suppliers and our distribution network, and it is not certain that we will be effective in our inventory management. We are subject to the risk of inventory loss or theft and we may experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft. In addition, any casualty or disruption to our laboratories, distribution centers or stores may damage or destroy our inventory located there. As we expand our operations, it may be more difficult to effectively manage our inventory. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition and results of operations.

Our e-commerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.

As an e-commerce retailer, we encounter risks and difficulties frequently experienced by internet-based businesses. The successful operation of our e-commerce business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce business include:

•	uncertainties associated with our website including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches, legal claims related to our website operations and e-commerce fulfillment;
•	disruptions in telephone service or power outages;
•	reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers;
•	rapid technology changes;
•	credit or debit card fraud and other payment processing related issues;
•	changes in applicable federal, state and international regulations;
•	liability for online content;
•	cybersecurity and consumer privacy concerns and regulation; and
•	natural disasters or adverse weather conditions.

In addition, we have contractual relationships with several third parties, including Walmart and Sam’s Club, whereby we host websites for the online sale of contact lenses and other optical products and perform related back office functions for these parties. We could be exposed to contractual liability to these third parties in the event of a failure or disruption to these websites or our failure to properly provide the services called for by these agreements.

Our online sales also expose us to broader applicability of regulations, as well as additional regulations, such as the prescription verification and other requirements under the FCLCA, rules relating to registration of internet sellers, certain requirements under the Treasury Department’s Office of Foreign Assets Control, or OFAC, the U.S. Foreign Corrupt Practices Act, or the FCPA, anti-money laundering and trade sanction laws and similar anti-corruption, anti-bribery and international trade laws. Problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties and damage to our reputation and brands.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. If we are unable to allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers’ orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate sales channel or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

Furthermore, if our e-commerce business successfully grows, it may do so in part by attracting existing customers, rather than new customers, who choose to purchase products from us online rather than from our brick and mortar stores, thereby detracting from the financial performance of our stores.

Our operating results and inventory levels fluctuate on a seasonal basis.

Our business is subject to seasonal fluctuation. We typically realize a higher portion of net sales during the first fiscal quarter, due, among other things, to the timing of tax refunds and the impact of healthcare plan resets after the close of the prior year. Adverse events, such as higher unemployment, lapses in or the lack of insurance coverage, delays in the issuance of tax refunds, deteriorating economic conditions, public transportation disruptions, or unanticipated adverse weather or travel conditions can deter consumers from shopping. Any significant decrease in net sales during the first fiscal quarter could have a material adverse effect on us and could negatively impact our annual results. In addition, in order to prepare for our peak shopping quarters, we must increase the staffing at our stores and order and keep in stock more merchandise than we carry during other parts of the year. This staffing increase and inventory build-up may require us to expend cash faster than is generated by our operations during this period. Any unanticipated decrease in demand for our products during such period could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, financial condition and results of operations.

Certain technological advances, greater availability of, or increased consumer preferences for, vision correction alternatives to prescription eyeglasses or contact lenses, and future drug development for the correction of vision-related problems may reduce the demand for our products and adversely impact our business and profitability.

Technological advances in vision care, including the development of new or improved products, as well as future drug development for the correction of vision-related problems, could make our existing products less attractive or even obsolete. Several companies have developed technologies for the remote delivery of eye examinations and eye refractions. If consumers accept the use of these technologies, they could become less likely to obtain an in-person eye examination and therefore less likely to shop at our retail locations. Additionally, the greater availability and acceptance, or reductions in the cost, of vision correction alternatives to prescription eyeglasses and contact lenses, such as corneal refractive surgery procedures, including radial-keratotomy, photo-refractive keratotomy, or PRK, and LASIK, may reduce the demand for our products, lower our sales and thereby adversely impact our business and profitability.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our credit agreements impose significant operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

•	incur additional indebtedness;
•	create or incur liens;
•	engage in certain fundamental changes, including mergers or consolidations;
•	sell or transfer assets;
•	pay dividends and distributions on our subsidiaries’ capital stock;
•	make acquisitions, investments, loans or advances;
•	pay or modify the terms of certain indebtedness;
•	engage in certain transactions with affiliates; and
•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Our credit agreements also contain certain customary affirmative covenants and events of default, including a change of control. The first lien credit agreement also contains a springing financial maintenance requirement with respect to the revolving credit facility, prohibiting us from exceeding a certain first lien secured leverage ratio under certain circumstances. As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity dates. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. If we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. If we are forced to refinance these borrowings on less favorable terms or if we are unable to repay, refinance or restructure such indebtedness, our financial condition and results of operations could be adversely affected.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business, financial condition and results of operations could be materially adversely affected.

If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements may also restrict us from affecting any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of our indebtedness.

Failure to comply with laws, regulations and enforcement activities or changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.

In addition to the vision care and healthcare laws and regulations discussed above, we are subject to numerous federal, state, local and foreign laws and governmental regulations including those relating to environmental protection, personal injury, intellectual property, consumer product safety, building, land use and zoning requirements, workplace regulations, wage and hour, privacy and information security, consumer protection laws, immigration and employment law matters. If we fail to comply with existing or future laws or regulations, or if these laws or regulations are violated by importers, manufacturers or distributors, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

Further, the Federal Trade Commission, or FTC, has authority to investigate and prosecute practices that constitute “unfair trade practices,” “deceptive trade practices” or “unfair methods of competition.” State attorneys general typically have comparable authority, and many states also permit private plaintiffs to bring actions on the basis of these laws. Federal and state consumer protection laws and regulations may apply to our operations and retail offers. For example, our America’s Best offer of a “free” eye exam is subject to compliance with laws and regulations governing the use of this term.

Our transactions with the international laboratories we contract with may subject us to the FCPA and trade sanction laws, and similar anti-corruption, anti-bribery and international trade laws, any violation of which could create substantial liability for us and also harm our reputation. Our three laboratories in the United States and our in-store laboratories at our Eyeglass World locations subject us to various federal, state and local laws, regulations and other requirements pertaining to protection of the environment, public health and employee safety, including regulations governing the management of hazardous substances and the maintenance of safe working conditions, such as the Occupational Safety and Health Act of 1970, as amended. These laws also apply generally to all our properties. Our failure to comply with these laws can subject us to criminal and civil liabilities. In connection with our Vista Optical military locations, we must comply with regulations governing the occupancy of military bases. In connection with our philanthropic endeavors, we must also comply with additional federal, state and local tax and other laws and regulations.

Additionally, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard, or the PCI Standard, issued by the Payment Card Industry Security Standards

Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition and results of operations. If there are amendments to the PCI Standard, the cost of re-compliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. See “Business—Legal Proceedings.” Such allegations, claims and proceedings may be brought by third parties, including our customers, employees, governmental or regulatory bodies or competitors, and may include class actions. Defending against such claims and proceedings is costly and time consuming and may divert management’s attention and personnel resources from our normal business operations, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. It may be difficult for us to prevent others from copying elements of our products and any litigation to enforce our rights could be costly, divert attention of management, and may not be successful. Although we believe that we have sufficient rights to all of our trademarks, service marks and other intellectual property rights, we may face claims of infringement that could interfere with our ability to market and promote our brands. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price per share of our common stock will be substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of this offering. Based on our net tangible book deficit as of July 1, 2017 and upon the issuance and sale of 15,800,000 shares of our common stock by us at an initial public offering price of $22.00 per share, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $29.55 per share. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma as adjusted net tangible book value (deficit) per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution upon future equity issuances or upon the exercise of options to purchase our common stock or the settlement of restricted stock units granted to our employees, executive officers and directors under our 2014 Stock Incentive Plan, our 2017 Omnibus Incentive Plan or other omnibus incentive plans. See “Dilution.”

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;
•	results of operations that vary from those of our competitors;
•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•	changes in economic conditions for companies in our industry;
•	changes in market valuations of, or earnings and other announcements by, companies in our industry;
•	declines in the market prices of stocks generally, particularly those of optical retail companies;
•	additions or departures of key management personnel;
•	strategic actions by us or our competitors;
•	announcements by us, our competitors, our suppliers or our host and legacy organizations of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
•	changes in preference of our customers;
•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;
•	changes in business or regulatory conditions;
•	future sales of our common stock or other securities;
•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;
•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•	announcements relating to litigation or governmental investigations;
•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•	the development and sustainability of an active trading market for our stock;
•	changes in accounting principles; and
•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result of having publicly traded common stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue- producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price. We currently have material weaknesses in our internal control over financial reporting.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to issue an attestation report on effectiveness of our internal controls in the second annual report following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

We have recently identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We identified a deficiency in the design of controls related to the timely detection of damaged, expired or expiring contact lens inventory for purposes of recording inventory at net realizable value. We also identified a material weakness related to a deficiency in the design of entity level controls to identify and assess changes in our business environment that could significantly impact the system of internal control over financial reporting. As a result of these material weaknesses, we wrote off $2.3 million of inventory related to the expired or expiring contact lens inventory in the six months ended July 1, 2017. As a result of the material weakness in our entity level controls, we overstated net sales of services and plans in our legacy segment and consolidated net sales of services and plans and understated net product sales in our legacy segment and consolidated net product sales by $7.2 million, $7.6 million, $5.9 million, and $1.7 million for fiscal years ended 2016 and 2015, the 2014 Successor period, and the 2014 Predecessor period, respectively. We are in the process of designing controls to remediate these material weaknesses. These remediation measures may be time consuming, costly, and may place significant demands on our financial and operational resources. Our efforts to remediate these material weaknesses may not be effective. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur or related material weaknesses could occur in the future.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses in addition to the material weaknesses described above. The material weaknesses described above or any newly-identified material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing stockholders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of 72,283,832 shares of our common stock outstanding (74,653,832 shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the 15,800,000 shares sold in this offering (or 18,170,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including affiliates of KKR Sponsor and affiliates of Berkshire), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The 55,205,635 shares of common stock held by affiliates of KKR Sponsors, affiliates of Berkshire and certain of our directors and executive officers after this offering, representing 76.4% of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers and holders of substantially all of our outstanding common stock prior to this offering will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of common stock, each held by them for 180 days following the date of this prospectus, except with the prior written consent of any two of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

We expect that KKR Sponsor and certain of its affiliates will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership (consisting of 43,475,462 shares), as well as their board nomination rights. We also expect that Berkshire and certain of its affiliates will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership (consisting of 10,171,541 shares), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, pursuant to a registration rights agreement, each of the Sponsors has the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions―Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, a Sponsor could cause the prevailing market price of our common stock to decline. Certain of our other stockholders have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately 78.1% of our total common stock outstanding (or 75.7% if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of our common stock subject to issuance under our 2014 Stock Incentive Plan and our 2017 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject to limitations in the management stockholder’s agreements. See “Certain Relationships and Related Party Transactions—Management Stockholder’s Agreements.” We expect that the initial registration statement on Form S-8 relating to the outstanding rollover options, the 2014 Stock Incentive Plan and the 2017 Omnibus Incentive Plan will cover 14,585,568 shares of our common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

We will be a “controlled company” within the meaning of NASDAQ rules and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

After completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our Board of Directors consist of “independent directors” as defined under the rules of NASDAQ;
•	our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and
•	our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and we will have no nominating/corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to implement provisions of the Dodd-Frank Act, pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges (including NASDAQ) have since adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;
•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Our Sponsors control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, the Sponsors will beneficially own 74.2% of our common stock, or 71.9% if the underwriters exercise in full their option to purchase additional shares. As a result, the Sponsors will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, payment of dividends, if any, on our common stock, the incurrence or modification of indebtedness by us, amendment of our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the Sponsors and their affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Sponsors could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.

Our Sponsors and their affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of the Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Sponsors and their affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

In addition, the Sponsors and their affiliates will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will provide for, among other things:

•	a classified board of directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms;
•	the ability of our Board of Directors to issue one or more series of preferred stock;
•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
•	certain limitations on convening special stockholder meetings;
•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the shares of common stock entitled to vote generally in the election of directors if the Sponsors and their affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors; and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2∕3% of shares of common stock entitled to vote generally in the election of directors if the Sponsors and their affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our Board of Directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters we discuss in this prospectus may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates,” or similar expressions which concern our strategy, plans, projections or intentions. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, growth strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following:

•	our ability to open and operate new stores in a timely and cost-effective manner, and to successfully enter new markets;
•	our ability to maintain sufficient levels of cash flow from our operations to grow;
•	our ability to recruit and retain vision care professionals for our stores;
•	our ability to adhere to extensive state, local and federal vision care and healthcare laws and regulations;
•	our ability to develop and maintain relationships with managed vision care companies, vision insurance providers and other third-party payors;
•	our ability to maintain our current operating relationships with our host and legacy partners;
•	the loss of, or disruption in the operations of, one or more of our distribution centers and/or optical laboratories;
•	risks associated with vendors from whom our products are sourced;
•	our ability to successfully compete in the highly competitive optical retail industry;
•	our dependence on a limited number of suppliers;
•	our and our vendors’ ability to safeguard personal information and payment card data;
•	any failure, inadequacy, interruption, security failure or breach of our information technology systems;
•	overall decline in the health of the economy and consumer spending affecting consumer purchases;
•	our growth strategy straining our existing resources and causing the performance of our existing stores to suffer;
•	our ability to retain our existing senior management team and attract qualified new personnel;
•	the impact of wage rate increases, inflation, cost increases and increases in raw material prices and energy prices;
•	our ability to successfully implement our marketing, advertising and promotional efforts;
•	risks associated with leasing substantial amounts of space;
•	product liability, product recall or personal injury issues;
•	our substantial leverage;

•	our compliance with managed vision care laws and regulations;
•	our reliance on third-party reimbursement for a portion of our revenues;
•	our ability to manage our inventory balances and inventory shrinkage;
•	risks associated with our e-commerce business;
•	seasonal fluctuations in our operating results and inventory levels;
•	the impact of certain technological advances, and the greater availability of, or increased consumer preferences for, vision correction alternatives to prescription eyeglasses or contact lenses, and future drug development for the correction of vision-related problems;
•	restrictions imposed by our debt agreements that limit our flexibility in operating our business;
•	our ability to generate sufficient cash flow to satisfy our significant debt service obligations;
•	our failure to comply with, or changes in, laws, regulations, enforcement activities and other requirements;
•	the impact of any adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations; and
•	our ability to adequately protect our intellectual property.

There may be other factors that could cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties, and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits, or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $322.4 million from the sale of 15,800,000 shares of our common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $371.4 million.

We intend to use the net proceeds to us from this offering: first, to repay all $125.0 million outstanding aggregate amount of our second lien term loans; second, to repay approximately $190.0 million of the outstanding amount of our first lien term loans; and third, all remaining amounts for general corporate purposes, including the payment of accrued and unpaid interest on the term loans.

As of July 1, 2017, (A) there was $125.0 million aggregate principal amount of our second lien term loans outstanding, maturing on March 13, 2022; and (B) there was $804.4 million aggregate principal amount of our first lien term loans outstanding, maturing on March 13, 2021. As of July 1, 2017, our second lien term loans had the effective interest rate of 6.98% and our first lien term loans had the effective interest rate of 4.23%. For a further description of our existing indebtedness being repaid, see “Description of Indebtedness.”

As of July 1, 2017, affiliates of certain of the underwriters held a portion of the outstanding balance of our first lien term loans and/or second lien term loans and, as a result, will receive a portion of the proceeds from this offering. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock immediately following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

Because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends in part on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In addition, our ability to pay dividends is limited by covenants in our credit agreements. See “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of July 1, 2017 was approximately $(860.9) million, or $(15.26) per share of our common stock. We calculate net tangible book deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) the sale of 15,800,000 shares of our common stock in this offering at an initial public offering price of $22.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds,” our pro forma as adjusted net tangible book deficit as of July 1, 2017 would have been $(545.1) million, or $(7.55) per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $7.71 per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $(29.55) per share to new investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share of common stock		$22.00
Net tangible book deficit per share as of July 1, 2017	$(15.26)
Increase in tangible book value per share attributable to new investors	$7.71
Pro forma as adjusted net tangible book value (deficit) per share after this offering		(7.55)
Dilution per share to new investors		$(29.55)

Dilution is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to the offering and the use of proceeds therefrom would be $(6.64) per share. This represents an increase in pro forma as adjusted net tangible book value (or a decrease in pro forma as adjusted net tangible book deficit) of $8.62 per share to the existing stockholders and results in dilution in pro forma as adjusted net tangible book value (deficit) of $(28.64) per share to new investors.

The following table summarizes, as of July 1, 2017, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on an initial public offering price of $22.00 per share for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Avg/ Share
($ in millions, except per share amounts)	Number	%	Amount	$
Existing stockholders	56,413,903	78.1%	$537.2	60.7%	$9.52
New investors	15,800,000	21.9%	347.6	39.3%	22.00
Total	72,213,903	100%	$884.8	100%	$12.25

If the underwriters were to fully exercise the underwriters’ option to purchase 2,370,000 additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders as of July 1, 2017 would be 75.6% and the percentage of shares of our common stock held by new investors would be 24.4%.

To the extent that outstanding options are exercised or outstanding restricted stock units settle or we grant options, restricted stock, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 1, 2017:

•	on an actual basis; and
•	on a pro forma basis as adjusted to give effect to (1) the sale of approximately 15,800,000 shares of our common stock in this offering; (2) the application of the estimated proceeds from the offering, at an initial public offering price of $22.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as described in “Use of Proceeds”; and (3) the payment of a monitoring agreement termination fee to each of KKR Sponsor and Berkshire as described in “Certain Relationships and Related Party Transactions—Monitoring Agreement.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness,” as well as the audited consolidated financial statements and the notes thereto and the unaudited condensed consolidated financial statements and notes thereto, each included elsewhere in this prospectus.

	As of July 1, 2017
(In thousands)	Actual	Pro Forma As Adjusted
Cash and cash equivalents	$24,864	$28,010
Debt:
First lien term loans(1)	$804,441	$614,441
Revolving credit facility(2)	—	—
Second lien term loans(3)	125,000	—
Capital leases	8,395	8,395
Unamortized debt transaction costs and prepayment premiums(4)	(14,932)	(8,352)
Total debt	$922,904	$614,484
Stockholders’ equity:
Common stock, $0.01 par value (200,000 shares authorized and 56,414 shares issued and outstanding, actual; 200,000 shares authorized and 72,214 shares issued and outstanding, pro forma as adjusted)	$564	$722
Additional paid-in capital	256,884	579,194
Accumulated other comprehensive loss	(14,605)	(14,605)
Retained earnings	6,899	248
Treasury stock, at cost (28 shares, actual; 28 shares, pro forma as adjusted)	(233)	(233)
Total stockholders’ equity	$249,509	$565,326
Total capitalization	$1,172,413	$1,179,809

(1)	Represents the aggregate face amount of our first lien term loans. The first lien term loans mature on March 13, 2021. For a further description of our first lien credit agreement, see “Description of Indebtedness.” We intend to use the net proceeds to us from this offering remaining after the repayment of our second lien term loans to repay approximately $190.0 million of our first lien term loans. See “Use of Proceeds.”
(2)	As of July 1, 2017, we had no outstanding borrowings and $5.5 million in outstanding letters of credit under our first lien revolving credit facility, which matures on March 13, 2019. For a further description of our first lien credit agreement, see “Description of Indebtedness.”Substantially concurrent with this offering, we intend to amend our first lien revolving credit facility to increase its size and extend its maturity. See “Prospectus Summary—Recent Developments— Revolving Credit Facility Amendment.”
(3)	Represents the aggregate face amount of our second lien term loans. Our second lien term loans mature on March 13, 2022. For a further description of our second lien credit agreement, see “Description of Indebtedness.” We intend to use the net proceeds to us from this offering to repay all $125.0 million outstanding aggregate amount of our second lien term loans. See “Use of Proceeds.”
(4)	The pro forma as adjusted column gives effect to the write-off of approximately $6.6 million of unamortized debt transaction costs and prepayment premiums in connection with the repayment of all $125.0 million outstanding aggregate amount of our second lien term loans and approximately $190.0 million outstanding amount of our first lien term loans with net proceeds from this offering. See “Use of Proceeds.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements as of July 1, 2017 and for the six months ended July 1, 2017 and the year ended December 31, 2016 are derived from our historical consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statement of operations for the six months ended July 1, 2017 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 are presented as if the following transactions had occurred on January 3, 2016:

•	the borrowing of $175.0 million, before original issuance discounts and offering costs, under our first lien credit agreement on February 3, 2017 and the related impact on the income tax provision (benefit) and deferred income taxes, net.

The impact of the $175.0 million borrowing and related dividend of $171.0 million paid in February 2017 is reflected in the historical condensed consolidated balance sheet as of July 1, 2017.

In addition, these unaudited pro forma consolidated financial statements are presented as if the following transactions had occurred on July 1, 2017, in the case of the unaudited pro forma consolidated balance sheet, and on January 3, 2016, in the case of the unaudited pro forma condensed consolidated statement of operations for the six months ended July 1, 2017 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2016:

•	the issuance and sale of 15,800,000 shares of our common stock in this offering at an initial public offering price of $22.00 per share and the application of the net proceeds therefrom, including the repayment of all $125.0 million outstanding aggregate amount of our second lien term loans and approximately $190.0 million outstanding amount of our first lien term loans.

The notes to the unaudited pro forma consolidated financial statements provide a more detailed discussion of how such adjustments were derived and presented in the pro forma consolidated financial statements.

The pro forma adjustments set forth below are based on currently available information and certain assumptions made by our management and may be revised as additional information becomes available. The unaudited pro forma consolidated financial statements presented are for illustrative purposes only and do not necessarily indicate our financial condition or the operating results that would have been achieved if the transactions had occurred as of the date or for the periods indicated above, nor are they indicative of our financial condition or operating results as of any future date or for any future period.

The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, the unaudited pro forma consolidated financial statements presented assume no exercise by the underwriters of their over-allotment option to purchase additional common shares from us.

As a public company, we will be implementing additional procedures and processes to address the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps, as well as additional expenses relating to, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

National Vision Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of July 1, 2017

($ in thousands)		Pro Forma Adjustments Related to this Offering
ASSETS	Historical July 1, 2017		Footnotes	Pro Forma As Adjusted
Current assets:
Cash and cash equivalents	$24,864	$3,146	A, B	$28,010
Accounts receivable, net	38,156	—		38,156
Inventories	89,376	—		89,376
Prepaid expenses and other current assets	22,000	(2,106)	C	19,894
Total current assets	174,396	1,039		175,435
Property and equipment, net	281,321	—		281,321
Other assets and deferred costs:
Goodwill	792,744	—		792,744
Trademarks and tradenames	240,547	—		240,547
Other intangible assets, net	77,121	—		77,121
Other assets	10,544	—		10,544
Total non-current assets	1,402,277	—		1,402,277
	$1,576,673	$1,039		$1,577,712

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$34,433	—		$34,433
Other payables and accrued expenses	81,847	(2,020)	C	79,827
Unearned revenue	22,669	—		22,669
Deferred revenue	63,353	—		63,353
Current maturities of long-term debt	9,563	—		9,563
Total current liabilities	211,865	(2,020)		209,845
Long-term debt, less current portion	913,341	(308,420)	A, B	604,921
Other non-current liabilities:
Deferred revenue	31,651	—		31,651
Other liabilities	50,779	—		50,779
Deferred income taxes, net	119,528	(4,337)	D	115,191
Total other non-current liabilities	201,958	(4,337)		197,621
Stockholders’ equity:
Common stock	564	158	A	722
Additional paid-in capital	256,884	322,310	A	579,194
Accumulated other comprehensive loss	(14,605)	—		(14,605)
Retained earnings	6,899	(6,651)	D	248
Treasury stock	(233)	—		(233)
Total stockholders’ equity	249,509	315,817		565,326
Total liabilities and stockholders’ equity	$1,576,673	$1,040		$1,577,713

National Vision Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended July 1, 2017

(In thousands, except per share amounts)	Historical Six Months Ended July 1, 2017	Pro Forma Adjustments Related to February 2017 Recapitalization	Footnotes	Pro Forma for the February 2017 Recapitalization	Pro Forma Adjustments Related to this Offering	Footnotes	Pro Forma As Adjusted
Revenue:
Net product sales	$583,544	$—		$583,544	$—		$583,544
Net sales of service and plans	123,856	—		123,856	—		123,856
Total net revenue	707,400			707,400			707,400
Costs applicable to revenue (exclusive of depreciation and amortization):
Products	233,347	—		233,347	—		233,347
Services and plans	88,869	—		88,869	—		88,869
Total costs applicable to revenue	322,216			322,216			322,216
Operating expenses:
Selling, general and administrative expenses	294,459	––		294,459	—		294,459
Depreciation and amortization	29,052	––		29,052	—		29,052
Asset impairment	1,000	––		1,000	—		1,000
Litigation settlement	7,000	—		7,000	—		7,000
Other expense, net	179	––		179	—		179
Total operating expenses	331,690			331,690	—		331,690
Income from operations	53,494	––		53,494	—		53,494
Interest expense, net	26,114	727	E	26,841	(8,413)	G	18,428
Debt issuance costs	2,702	(2,702)	E	—	—		—
Earnings before income taxes	24,678	1,975		26,653	8,413		35,066
Income tax provision	9,104	778	F	9,882	3,315	H	13,197
Net income	$15,574	$1,197		$16,771	$5,098		$21,869

Earnings per share:
Basic	$0.28			$0.30			$0.30
Diluted	$0.27			$0.29			$0.29
Weighted average shares outstanding:
Basic	56,337			56,337	15,800	I	72,137
Diluted	58,339			58,339	15,800	I	74,139

National Vision Holdings, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2016

(In thousands, except per share amounts)	Historical December 31, 2016	Pro Forma Adjustments Related to February 2017 Recapitalization	Footnotes	Pro Forma for the February 2017 Recapitalization	Pro Forma Adjustments Related to this Offering	Footnotes	Pro Forma As Adjusted

Revenue:
Net product sales	$980,953	$––		$980,953	$—		$980,953
Net sales of service and plans	215,242	––		215,242	—		215,242
Total net revenue	1,196,195			1,196,195			1,196,195
Costs applicable to revenue (exclusive of depreciation and amortization):
Products	390,369	––		390,369	—		390,369
Services and plans	154,412	––		154,412	—		154,412
Total costs applicable to revenue	544,781	—		544,781	—		544,781
Operating expenses:
Selling, general and administrative expenses	524,238	––		524,238	—		524,238
Depreciation and amortization	51,993	––		51,993	—		51,993
Asset impairment	7,132	––		7,132	—		7,132
Other expense, net	1,667	––		1,667			1,667
Total operating expenses	585,030	—		585,030	—		585,030
Income from operations	66,384	––		66,384	—		66,384
Interest expense, net	39,092	8,045	E	47,137	(17,260)	G	29,877
Debt issuance costs	—	—		—	—		—
Earnings before income taxes	27,292	(8,045)		19,247	17,260		36,507
Income tax provision	12,534	(3,170)	F	9,364	6,801	H	16,165
Net income	$14,758	$(4,875)		$9,883	$10,459		$20,342

Earnings per share:
Basic	$0.26			$0.18			$0.27
Diluted	$0.26			$0.17			$0.26
Weighted average shares outstanding:
Basic	56,184			56,184	15,800	I	71,984
Diluted	57,001			57,001	15,800	I	72,801

1.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of July 1, 2017 are as follows:

Pro Forma Adjustments for this Offering

(A)	A pro forma adjustment was recorded in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of July 1, 2017 to reflect the sale of 15.8 million shares of common stock in this offering. We estimate that the net proceeds to us from this offering will be approximately $322.4 million, based on an initial public offering price of $22.00 per share, after deducting approximately $25.2 million of underwriting discounts and commissions and estimated offering expenses payable by us. In addition, in connection with the completion of this offering, we intend to pay monitoring agreement termination fees to KKR Sponsor and Berkshire, which will be $4.4 million in the aggregate.

The following table summarizes the impact of this offering on the change in cash (in thousands):

Offering proceeds	$347,600
Underwriting discounts and commissions	(20,856)
Estimated offering expenses	(4,312)
Offering expenses previously paid	114
Monitoring agreement termination fees	(4,400)
1st and 2nd lien paydown (Note B)	(315,000)
Change in pro forma cash	$3,146
(B)	A pro forma adjustment was recorded in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of July 1, 2017 to reflect an anticipated one-time principal payment of (i) $125.0 million under our second lien credit agreement and (ii) approximately $190.0 million under our first lien credit agreement from the net proceeds of this offering.

The following table summarizes the pro forma adjustments to our long-term debt (in thousands):

First lien credit agreement payment	$190,000
Second lien credit agreement payment	125,000
Write off of debt issuance costs	(6,580)
Decrease in consolidated debt	$308,420
(C)	Represents accrued legal and accounting costs related to the offering.
(D)	Represents the tax effect of the monitoring agreement termination fees of $4.4 million and the write-off of debt issuance costs of $6.6 million. The net impact of these items was a $4.3 million reduction to retained earnings.
2.	Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

The adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended July 1, 2017 and the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2016 are as follows:

Pro Forma Adjustments for the February 2017 Recapitalization

(E)	On February 3, 2017, we borrowed $175.0 million under our first lien credit agreement with a $1.3 million issue discount, which is amortized over the term of the new borrowing under the effective interest method. Related party fees of $2.3 million and third-party fees of $0.4 million were expensed at the time of the new financing. The stated rate of the new borrowing was 4.00% per annum, consistent with the existing first lien term loans. If the variable rate on this incremental borrowing changed 0.125%, the impact on the annual interest expense would be $0.22 million. A pro forma adjustment was recorded in the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2016 to report additional pro forma interest expense of $8.0 million and in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended July 1, 2017 to report additional pro forma interest expense of

$0.7 million. The borrowing costs of $2.7 million are included in the results of operations for the six months ended July 1, 2017 and removed as a pro forma adjustment due to the non-recurring nature of the expense.

(F)	A pro forma adjustment was recorded in the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2016 to reflect a deferred tax benefit of $3.2 million arising from fees and interest expense incurred, on a pro forma basis, as a result of the February 3, 2017 borrowing. Deferred tax expense of $0.8 million was recorded in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended July 1, 2017, arising from the removal of $2.7 million in non-recurring borrowing costs and the additional interest expense, each as described in Note C above.

Pro Forma Adjustments for this Offering

(G)	A pro forma adjustment was recorded in the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2016 to reflect a reduction in interest expense of $17.3 million from the application of the net proceeds from this offering to repay (i) $125.0 million under our second lien credit agreement and (ii) approximately $190.0 million under our first lien credit agreement. A similar adjustment of $8.4 million was included in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended July 1, 2017.
(H)	A pro forma adjustment of $6.8 million was recorded in the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2016 to reflect additional income tax expense incurred on a pro forma basis as a result of the reduction in pro forma interest expense arising from the repayment of $315.0 million of our outstanding indebtedness from the net proceeds of this offering. A similar adjustment of $3.3 million was included in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended July 1, 2017.
(I)	Pro forma as adjusted basic and diluted weighted average shares outstanding used to calculate pro forma as adjusted earnings per share have been increased to reflect the 15.8 million shares issued in this offering. Of these 15.8 million shares, a total of 7.8 million shares would have been required to be issued in order to fund the $171.0 million dividend in February 2017, applying the guidance in SAB Topic 1B.3. This number is calculated by dividing the dividend by an initial public offering price of $22.00 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of the dates and for the periods indicated. For the purpose of discussing our financial results, we refer to ourselves as the “Successor” in the periods following the KKR Acquisition and the “Predecessor” during the periods preceding the KKR Acquisition.

The selected historical consolidated financial data as of January 2, 2016 (Successor) and December 31, 2016 (Successor) and for the period from December 29, 2013 to March 12, 2014 (Predecessor) and the period from March 13, 2014 to January 3, 2015 (Successor) and for the years ended January 2, 2016 (Successor) and December 31, 2016 (Successor) has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 29, 2012 (Predecessor), December 28, 2013 (Predecessor) and January 3, 2015 (Successor) and for the years ended December 29, 2012 (Predecessor) and December 28, 2013 (Predecessor) has been derived from our audited consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The selected historical financial data as of July 1, 2017 (Successor) and for each of the six months ended July 1, 2017 (Successor) and July 2, 2016 (Successor) has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Share and per share data in the table below has been retroactively adjusted to give effect to the 1.96627-for-one reverse stock split, effected on October 24, 2017.

The selected statement of operations data and statement of cash flows data set forth below does not give effect to the February 2017 Recapitalization. The selected historical consolidated financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto and our unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	Successor					Predecessor
(In thousands, except per share amounts)	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016	March 13, 2014 to January 3, 2015	December 29, 2013 to March 12, 2014	Year Ended December 28, 2013	Year Ended December 29, 2012
Statement of Operations Data:
Net revenue	$707,400	$617,865	$1,196,195	$1,062,528	$735,680	$197,017	$840,046	$716,519
Costs applicable to revenue (exclusive of depreciation and amortization)	322,216	275,788	544,781	491,100	366,476	93,194	403,486	305,591
Operating expenses	331,690	286,655	585,030	526,751	382,146	93,873	390,029	379,197
Income (loss) from operations	53,494	55,422	66,384	44,677	(12,942)	9,950	46,531	31,731
Interest expense, net	26,114	19,649	39,092	36,741	26,823	4,757	23,254	29,142
Debt issuance costs	2,702	—	—	2,551	—	—	—	1,742
Earnings (loss) before income taxes	24,678	35,773	27,292	5,385	(39,765)	5,193	23,277	847
Income tax provision (benefit)	9,104	14,332	12,534	1,768	(12,715)	2,061	9,165	109
Net income (loss)	$15,574	$21,441	$14,758	$3,617	$(27,050)	$3,132	$14,112	$738
Earnings (loss) per share:
Basic	$0.28	$0.38	$0.26	$0.06	$(0.48)	$47.45	$213.45	$11.16
Diluted	$0.27	$0.38	$0.26	$0.06	$(0.48)	$46.75	$211.82	$11.16
Dividends:
Common share dividends paid	$167,355	—	—	$144,655	—	—	—	$117,670
Dividends per common share	$2.98	—	—	$2.60	—	—	—	$1,715
Weighted average shares outstanding:
Basic	56,337	56,158	56,185	55,962	55,807	66	66	66
Diluted	58,339	56,636	57,001	55,962	55,807	67	67	66

	Successor					Predecessor
(In thousands)	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016	March 13, 2014 to January 3, 2015	December 29, 2013 to March 12, 2014	Year Ended December 28, 2013	Year Ended December 29, 2012
Statement of Cash Flows Data:
Net cash provided by operating activities	$67,933	$64,172	$97,588	$83,131	$17,996	$31,008	$57,989	$53,482
Net cash used for investing activities	$(44,548)	$(47,522)	$(91,664)	$(80,051)	$(43,740)	$(11,958)	$(47,311)	$(39,506)
Net cash (used for) provided by financing activities	$(3,466)	$(2,642)	$(6,574)	$(4,317)	$7,130	$(28)	$(9,261)	$(15,000)
Balance Sheet Data (at period end):
Cash and cash equivalents	$24,864	N/A	$4,945	$5,595	$6,832	N/A	$6,424	$5,007
Total assets	$1,576,673	N/A	$1,531,117	$1,475,595	$1,444,913	N/A	$336,233	$322,605
Total debt	$922,904	N/A	$745,625	$747,825	$601,452	N/A	$289,664	$296,475
Total stockholders’ equity (deficit)	$249,509	N/A	$401,887	$386,230	$523,594	N/A	$(122,240)	$(137,460)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We conduct substantially all of our activities through our direct wholly-owned subsidiary, NVI, and its subsidiaries. We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations.

References herein to “fiscal year 2016” relate to the 52 weeks ended December 31, 2016. References herein to “fiscal year 2015” relate to the 52 weeks ended January 2, 2016.

References herein to the Successor period ended January 3, 2015, or the 2014 Successor period, relate to the period from March 13, 2014 to January 3, 2015. References herein to the Predecessor period ended March 12, 2014, or the 2014 Predecessor period, relate to the period from December 29, 2013 to March 12, 2014. References herein to the full year 2014 relate to the combined Successor and Predecessor periods from December 29, 2013 to January 3, 2015, which included 53 weeks.

Overview

We are one of the largest and fastest growing optical retailers in the United States and a leader in the attractive value segment of the U.S. optical retail industry. We believe that vision is central to quality of life and that people deserve to see their best to live their best, no matter what their budget. Our mission is to make quality eye care and eyewear affordable and accessible to all Americans. We achieve this by providing eye exams, eyeglasses and contact lenses to cost-conscious and low-income consumers. We deliver exceptional value and convenience to our customers, with an opening price point that strives to be among the lowest in the industry, enabled by our low-cost operating platform. We reach our customers through a diverse portfolio of 980 retail stores across five brands and 19 consumer websites as of July 1, 2017.

Our operations consist of two reportable segments:

•	Owned & host – As of July 1, 2017, our owned brands consisted of 559 America’s Best retail stores and 108 Eyeglass World retail stores. In America’s Best stores, vision care services are provided by optometrists employed by us or by independent professional corporations. America’s Best stores are primarily located in high-traffic strip centers next to similar nationally-known discount retailers. Eyeglass World locations primarily feature independent optometrists who perform eye exams and on-site optical laboratories that enable stores to quickly fulfill customer orders and make repairs on site. Eyeglass World stores are primarily located in freestanding or in-suite locations near high-foot-traffic shopping centers. Our two host brands consisted of 57 Vista Optical locations on military bases and 29 Vista Optical locations within Fred Meyer stores as of July 1, 2017. We have strong, long-standing relationships with our host partners and have maintained each partnership for over 18 years. Both host brands compete within the value segment of the U.S. optical retail industry. These brands also utilize our centralized laboratories and provide eye exams principally by independent optometrists in nearly all locations. This segment also includes sales from our four store websites, three of which are omni-channel.
•	Legacy − We managed the operations of, and supplied inventory and laboratory processing services to, 227 Vision Centers in Walmart retail locations as of July 1, 2017. Under our management & services agreement, our responsibilities include ordering and maintaining merchandise inventory, arranging the provision of optometry services, providing managers and staff at each location, training personnel, providing sales receipts to customers, maintaining necessary insurance, obtaining and holding required licenses, permits and accreditations, owning and maintaining store furniture, fixtures and equipment, and developing annual operating budgets and reporting. We earn management fees as a result of providing such services and we record revenue related to sales of products and product protection plans on a net basis. Our management & services agreement also allows our legacy partner to collect penalties if the Vision Centers do not generate a requisite amount of revenues. We also sell to our legacy partner merchandise that is stocked in retail locations we manage pursuant to a separate supplier agreement, and provide to our legacy partner centralized laboratory services associated with the manufacture of finished eyeglasses for our legacy partner’s customers in stores that we manage. We lease space from Walmart within or adjacent to each of the locations we manage and use this space for providing optometric examination services. During fiscal year 2016, sales to our legacy partner represented 12.7% of consolidated net revenue. This exposes us to concentration of customer risk. Our agreements with our legacy partner expire on August 23, 2020, and will automatically renew for a three-year period unless a party elects not to renew.

Our consolidated results also include other non-reportable segment activity recorded in our corporate/other category, and includes:

•	Our e-commerce platform of 15 dedicated websites managed by our wholly-owned subsidiary, AC Lens. Our e-commerce business consists of seven proprietary branded websites, including aclens.com and discountcontactlenses.com, and eight third-party websites with established retailers, such as Walmart, Sam’s Club and Giant Eagle, and mid-sized vision insurance providers. AC Lens handles site management, customer relationship management and order fulfillment and also sells a wide variety of contact lenses, eyeglasses and eye care accessories.
•	AC Lens also distributes contact lenses to Walmart and Sam's Club under fee for service arrangements or wholesale order fulfillment. We record revenue for these activities at the price to retail customers, and we incur costs at a higher percentage of sales than other product categories, given the wholesale nature of the business.
•	Managed care business conducted by FirstSight, our wholly-owned subsidiary that is licensed as a single-service health plan provider under California law, which arranges for the provision of optometric services at the optometric offices next to Eyeglass World, Walmart and Sam’s Club stores throughout California, and also issues individual vision care benefit plans in connection with our America’s Best operations in California.
•	Unallocated corporate overhead expenses, which are a component of selling, general and administrative expenses and are comprised of various home office general and administrative expenses such as payroll expenses, occupancy costs, and consulting and professional fees. Corporate overhead expenses also include field supervision for stores included in our owned & host and legacy segments.

Reportable segment information is presented on the same basis as our consolidated financial statements, except for owned & host reportable segment revenue, which is presented on a cash basis, excluding the effects of unearned and deferred revenue, consistent with what our chief operating decision maker, or the CODM, regularly reviews. Reconciliations of segment results to consolidated results include financial information necessary to adjust reportable segment revenues to a consolidated GAAP basis, specifically the change in unearned and deferred revenues during the period. There are no revenue transactions between reportable segments, and there are no other items in reconciliations other than deferred and unearned revenue items previously described.

Deferred revenue represents cash basis sales of product protection plans and club memberships, and is the timing difference of when we collect the cash from the customer and performance of the service to the customer. The increases or decreases in deferred revenue represent cash collections in the reporting period in excess of or below the recognition of previous deferrals and are presented in the reconciliation column in our Segment Reporting footnote to adjust segment revenues on a cash basis to revenues as presented in our consolidated financial statements.

Due to the application of purchase accounting in connection with the KKR Acquisition, our deferred revenue was adjusted to fair value, resulting in a reduction of the carrying value of deferred revenue of approximately $25.5 million on the date of the KKR Acquisition. The adjustment reduced the subsequent recognition of previously deferred revenues by $14.8 million, $7.4 million and $3.0 million in the 2014 Successor period, fiscal year 2015, and fiscal year 2016, respectively. These reductions in recognition of previous deferrals drove higher increases in deferred revenue balances in the respective periods.

Unearned revenue represents cash basis sales of prescription eyewear only for approximately the last week of the reporting period and is the timing difference of when we collect the cash from the customer and the delivery/customer acceptance of the product.

Trends and Other Factors Affecting Our Business

Various trends and other factors affect or have affected our operating results, including:

New Store Openings. We expect that new stores will be a key driver of growth in our net revenue and operating profit in the future. Our results of operations have been and will continue to be materially affected by the timing and number of new store openings. As stores mature, profitability increases significantly. The performance of new stores may vary depending on various factors such as the store opening date, the time of year of a particular opening, the amount of store opening costs, the amount of store occupancy costs and the location of the new store, including whether it is located in a new or existing market. For example, we typically incur higher than normal employee costs at the time of a new store opening associated with set-up and other opening costs. The multi-year maturation process of our stores is influenced by customer purchasing behavior in our industry, with consumers getting eye exams every 20 months on average and with a substantial majority of our customers being repeat buyers. Our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems. We will also be required to hire, train and retain store management and store personnel, which, together with increased marketing costs, affects our operating margins.

Comparable Store Sales Growth. Comparable store sales growth is a key driver of our business. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends;
•	the recurring nature of eye care purchases;
•	our ability to identify and respond effectively to customer preferences and trends;
•	our ability to provide an assortment of high quality/low cost product offerings that generate new and repeat visits to our stores;
•	the customer experience we provide in our stores;
•	the availability of vision care professionals;
•	our ability to source and receive products accurately and timely;
•	changes in product pricing, including promotional activities;
•	the number of items purchased per store visit; and
•	the number of stores that have been in operation for more than 12 months.

A new store is included in the comparable store sales calculation during the thirteenth full fiscal month following the store’s opening. Closed stores are excluded from the calculation of comparable store sales. In the past, we have closed our stores as a result of low store performance, lease expiration or non-renewal and/or the terms of our arrangements with our host and legacy partners.

Managed Care and Insurance. Managed care has become increasingly important to the optical retail industry. We have relationships with almost all vision care insurers in the United States and with all of the major carriers.

Vision Care Professional Recruitment and Coverage. Our ability to operate our stores is largely dependent upon our ability to attract and retain qualified vision care professionals, and to maintain our relationships with independent optometrists and professional corporations owned by eye care practitioners that provide vision care services in our stores.

Overall Economic Trends. Macroeconomic factors that may affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and fuel and energy costs. However, eye care purchases are predominantly a medical necessity and are considered non-discretionary in nature. Therefore, the overall economic environment and related changes in consumer behavior have less of an impact on our business than for retailers in other industries. We also benefit from our low prices during periods of economic downturn and uncertainty.

Consumer Preferences and Demand. Our ability to maintain our appeal to existing customers and attract new customers depends on our ability to originate, develop and offer a compelling product assortment responsive to customer preferences and design trends. We estimate that optical consumers typically replace their eyeglasses every two to three years, while contact lens customers typically order new lenses every six to twelve months, reflecting the predictability of these recurring purchase behaviors. This is further demonstrated by the customer mix of our mature stores, with existing customers representing 68% of total customers in 2016 and new customers representing the remaining 32% of total customers in 2016.

Infrastructure Investment. Our historical results of operations reflect the impact of our ongoing investments in infrastructure to support our growth. We have made significant investments in information technology systems, supply chain systems and marketing. These investments include significant additions to our personnel, including experienced industry executives, management and merchandising teams to support our long-term growth objectives. We intend to continue making targeted investments in our infrastructure as necessary to support our growth.

Pricing Strategy. We are committed to providing our products to our customers at low prices. We generally employ a simple low price/high value strategy that consistently delivers savings to our customers without the need for extensive promotions.

Our Ability to Source and Distribute Products Effectively. Our revenue and operating income are affected by our ability to purchase our products in sufficient quantities at competitive prices. While we believe our vendors have adequate capacity to meet our current and anticipated demand, our level of revenue could be adversely affected in the event we face constraints in our supply chain, including the inability of our vendors to produce sufficient quantities of some merchandise in a manner that is able to match market demand from our customers, leading to lost revenue. We rely on a limited number of vendors to supply the majority of our eyeglass frames, eyeglass lenses and contact lenses, and are thus exposed to concentration of supplier risk. In particular, we have agreed to exclusively purchase almost all of our spectacle lenses from one supplier. During fiscal year 2016, two vendors supplied 44% of frames, two vendors provided 89% of lenses and three vendors supplied 94% of contact lenses.

Inflation. Our financial results can be expected to be directly impacted by substantial increases in product costs due to materials cost increases or general inflation which could lead to greater profitability pressure as costs may not be able to be passed on to consumers. To date, changes in materials prices and general inflation have not materially impacted our business.

53rd Week. Our full year 2014 consisted of 53 weeks. Fiscal years 2015 and 2016 each consisted of 52 weeks. The additional week of full year 2014 contributed approximately $17.0 million of incremental net revenue.

Interim Results and Seasonality. Historically, our business has realized a higher portion of net revenue, operating income, and cash flows from operations in the first fiscal quarter, and a lower portion of net revenue, operating income, and cash flows from operations in the fourth fiscal quarter. The seasonally larger first quarter is attributable primarily to the timing of our customers’ income tax refunds and annual health insurance program start/reset periods. Our target market, which consists of cost-conscious and low-income consumers, relies on tax refunds to pay for eyewear and eye care. A delay in the issuance of tax refunds can accordingly have a negative impact on our financial results. Consumers could also alter how they utilize tax refund proceeds. With respect to our fourth quarter results, compared to other retailers, our products and services are less likely to be included in consumer’s holiday spending budgets, therefore reducing spending on personal vision correction during the weeks preceding December 25 of each year. Additionally, although the period between December 25 and the end of our fiscal year is typically a high-volume period, the net revenue associated with substantially all orders of prescription eyeglasses and contact lenses during that period is deferred until January due to our policy of recognizing revenue only after the product has been accepted by the customer (see “―Critical Accounting Policies and Estimates” for details relating to our revenue recognition policy), further contributing to higher first quarter results. For fiscal 2015 and 2016, approximately 23% of our revenues were recorded in the fourth quarter. However, approximately 24% and 25% of annual SG&A costs were recorded in the fourth quarter for fiscal 2015 and 2016, respectively, due to certain SG&A costs being more fixed in nature. In addition to reduced revenues in the fourth quarter compared to the other quarters, our fourth quarter operating income includes annual impairment charges, and to a lesser extent, higher depreciation of property and equipment due to timing of placing property and equipment in service, which further reduces operating income relative to other quarters. Our quarterly results may also be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of certain holidays. As a result of these factors, our working capital requirements and demands on our product distribution and delivery network may fluctuate during the year.

Competition. The U.S. optical retail industry is highly competitive. Competition is generally based upon brand name recognition, price, selection, service, product quality and convenience. We operate within the value segment of the U.S. optical retail industry, which emphasizes price and value. This segment is fragmented. We compete with mass merchants, specialty retail chains and independent eye practitioners and opticians. In the broader optical retail industry, we also compete with large national retailers such as, in alphabetical order, LensCrafters, Pearle Vision and Visionworks. This competition takes place both in physical retail locations and online.

Consolidation in the Industry. Recently announced mergers of large, global competitors will create organizations that are involved in virtually every sector of the optical industry, from retail and wholesale to frames, spectacle lenses, and managed vision care. These companies will benefit from purchasing advantages and by leveraging management capabilities across a larger revenue base. Recent trends indicate that national and regional optical retail chains are gaining market share from independent vision care providers, benefiting from economies of scale unavailable to smaller competitors.

How We Assess the Performance of our Business

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use to determine how our business is performing are net revenue, costs applicable to revenue, and selling, general, and administrative expenses. In addition, we also review other important metrics such as store growth, adjusted comparable store sales growth and Adjusted EBITDA.

Net Revenue

We report as net revenue amounts generated in transactions with customers who are the end users of our products, services, and plans. Net product sales include sales of prescription and non-prescription eyewear, contact lenses, and related accessories to retail customers and sales of inventory in which our customer is another retail entity. Net sales of services and plans include eye exams, discount clubs membership fees, product protection plans (i.e. warranties), and HMO membership fees. Net sales of services and plans also includes fees we earn for managing certain Vision Centers located in Walmart stores, for laboratory services to Walmart, and fulfillment fees earned by AC Lens.

Costs Applicable to Revenue

Costs applicable to revenue include both costs of net product sales and costs of net sales of services and plans. Costs of net product sales include (i) costs to procure non-prescription eyewear, contact lenses, and accessories, which we purchase and sell in finished form, (ii) costs to manufacture finished prescription eyeglasses, including direct materials, labor, and overhead, and (iii) remake costs, warehousing and distribution expenses, and internal transfer costs. Costs of services and plans include costs associated with warranty programs, eye care and discount club memberships, HMO membership fees, eye care practitioner and exam technician payroll, taxes and benefits and optometric and other service costs. Customer tastes and preferences, product mix, changes in technology, significant increases or slowdowns in production, and other factors impact costs applicable to revenue. The components of our costs applicable to revenue may not be comparable to other retailers.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses, or SG&A, include store associate (including optician) payroll, taxes and benefits, store occupancy, advertising and promotion, field supervision, corporate support and other costs associated with the provision of vision care services. Non-capital expenditures associated with opening new stores, including rent, store remodels, marketing expenses, travel and relocation costs, and training costs, are recorded in SG&A as incurred. SG&A generally fluctuates consistently with revenue due to the variable store field office and corporate support costs; however, some fixed costs slightly improve as a percentage of net revenue as our net revenues grow over time. We expect slight decreases in SG&A as a percentage of net revenue given our ongoing focus on cost containment.

New Store Openings

The total number of new stores per year and the timing of store openings has, and will continue to have, an impact on our results as described above in “—Trends and Other Factors Affecting Our Business.”

Adjusted Comparable Store Sales Growth

We measure adjusted comparable store sales growth as the increase or decrease in sales recorded by the comparable store base in any reporting period, compared to sales recorded by the comparable store base in the prior reporting period, which we calculate as follows: (i) sales are recorded on a cash basis (i.e. when the order is placed and paid for, compared to when the order is delivered), utilizing cash basis point of sale information from stores; (ii) stores are added to the calculation in their 13th full month; (iii) closed stores are removed from the calculation for time periods that are not comparable; (iv) sales from partial months of operation are ignored when stores do not open or close on the first day of the month; and (v) when applicable, we adjust for the effect of the 53rd week. Quarterly, year-to-date and annual adjusted comparable store sales are aggregated using only sales from all whole months of operation included in both the current reporting period and the prior reporting period. When a partial month is excluded from the calculation, the corresponding month in the subsequent period is also excluded from the calculation. There may be variations in the way in which some of our competitors and other retailers calculate comparable store sales. As a result, data in this prospectus regarding our adjusted comparable store sales may not be comparable to similar data made available by other retailers.

Adjusted comparable store sales growth is a non-GAAP financial measure, which we believe is useful because it provides timely and accurate information relating to the two core metrics of retail sales: number of transactions and value of transactions. We use adjusted comparable store sales growth as the basis for key operating decisions, such as allocation of advertising to particular markets and implementation of special marketing programs. Accordingly, we believe that adjusted comparable store sales growth provides timely and accurate information relating to the operational health and overall performance of each brand. We also believe that, for the same reasons, investors find our calculation of adjusted comparable stores sales growth to be meaningful.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss), plus interest expense, income tax provision (benefit) and depreciation and amortization, as further adjusted to exclude stock compensation expense, costs associated with debt refinancing, asset impairment, non-cash inventory write-offs, purchase accounting inventory adjustment, acquisition-related expenses, management fees, new store pre-opening expenses, non-cash rent, litigation settlement and other expenses. Adjusted EBITDA is a key metric used by management to assess our financial performance. Adjusted EBITDA is also frequently used by analysts, investors and other interested parties. We use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures.

KKR Acquisition

On March 13, 2014, majority ownership of the Company was transferred from private equity funds managed by Berkshire to affiliates of KKR Sponsor. For the purpose of discussing our financial results, we refer to ourselves as the “Successor” in the periods following the KKR Acquisition and the “Predecessor” during the periods preceding the KKR Acquisition.

All acquisition-related transactions were pushed down to National Vision Holdings, Inc. using purchase accounting. As a result, our consolidated financial statements for the periods prior to the KKR Acquisition are not comparable to those for the periods after the KKR Acquisition. The primary impact of the application of purchase accounting to the Successor was related to the following:

•	Increase in the carrying values of inventory. The total step-up to fair value was $6.2 million, resulting in incremental increases in costs of products as a percentage of product sales during the 2014 Successor period. The inventory step-up had no significant impact beyond the 2014 Successor period.
•	Increase in the depreciable carrying values of property and equipment. The total step-up to fair value was $40.2 million. However, in conjunction with acquisition accounting, the estimated useful lives of property and equipment were adjusted to reflect their remaining useful lives as of the acquisition date, resulting in an overall decrease of depreciation expense over comparable depreciation periods prior to and subsequent to the KKR Acquisition.
•	Increase in the carrying values of amortizing intangible assets, primarily customer and contractual relationships, of $106.2 million.
•	Increase in the carrying value of tradenames of $213.1 million. Tradenames are not amortized, and therefore adjustments to tradename values made in the KKR Acquisition had no impact on amortization expense. Instead, tradenames are evaluated annually for impairment.
•	Goodwill of $806.2 million. Goodwill is not amortized, and therefore goodwill recorded in the KKR Acquisition had no impact on amortization expense. Instead, goodwill is evaluated annually for impairment.
•	Increase to long-term debt, resulting from the replacement of Predecessor credit agreements with new credit agreements. The increase in the long-term debt balance resulted in increases in interest expense, and to a lesser extent, amortization of related debt discounts.
•	Decrease in the remaining carrying value of deferred revenue at KKR Acquisition of $25.5 million. The decrease in the carrying value of deferred revenue resulted in a reduced amount of revenue associated with warranty plans, discount club memberships, and managed care memberships that could be recognized ratably over the remaining service period of approximately three years, with the majority of the revenue reductions occurring in the 2014 Successor period and fiscal year 2015.
•	Net increase in deferred income tax liabilities of $127.5 million, primarily the result of deferred income tax liabilities associated with intangible assets acquired.

The loss from operations of $12.9 million and net loss of $27.1 million during the 2014 Successor period was primarily the result of non-recurring acquisition-related expenses of $13.7 million, $6.0 million of new amortization expense related to $100.0 million in new intangible assets identified during the KKR Acquisition, and stock compensation expense of $7.1 million related to the 2014 stock incentive plan implemented in conjunction with the KKR Acquisition. However, stock compensation expense declined to $6.6 million and $4.3 million for fiscal years 2015 and 2016, respectively. The higher amortization expense related to customer relationships will continue until those assets are fully amortized.

Excluding the impact of previously described purchase accounting adjustments, the KKR Acquisition did not have a significant impact on the primary business operations of the Company, including the key measures that we use to determine how our business is performing, such as net revenue, costs applicable to revenue, SG&A, store growth, adjusted comparable store sales growth and Adjusted EBITDA.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net revenue.

	Successor					Predecessor
($ in thousands, except percentage and store data)	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	Fiscal Year 2016	Fiscal Year 2015	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Revenue
Net product sales	$583,544	$510,149	$980,953	$870,463	$603,085	$158,795
Net sales of services and plans	123,856	107,716	215,242	192,065	132,595	38,222
Total net revenue	707,400	617,865	1,196,195	1,062,528	735,680	197,017
Costs applicable to revenue (exclusive of depreciation and amortization)
Products	233,347	200,324	390,369	353,894	266,627	67,785
Services and plans	88,869	75,464	154,412	137,206	99,849	25,409
Total costs applicable to revenue	322,216	275,788	544,781	491,100	366,476	93,194
Operating expenses
Selling, general, and administrative expenses	294,459	260,924	524,238	474,053	331,475	79,133
Depreciation and amortization	29,052	25,020	51,993	44,069	31,566	7,267
Asset Impairment	1,000	52	—	—	—	—
Impairment of goodwill and other long-lived assets	—	—	7,132	7,716	4,672	—
Acquisition-related expenses	—	—	—	—	13,742	7,537
Litigation settlement	7,000	—	—	—	—	—
Other expense (income), net	179	659	1,667	913	691	(64)
Total operating expenses	331,690	286,655	585,030	526,751	382,146	93,873
Income (loss) from operations	53,494	55,422	66,384	44,677	(12,942)	9,950
Interest expense, net	26,114	19,649	39,092	36,741	26,823	4,757
Debt issuance costs	2,702	—	—	2,551	—	—
Income (loss) before income taxes	24,678	35,773	27,292	5,385	(39,765)	5,193
Income tax provision (benefit)	9,104	14,332	12,534	1,768	(12,715)	2,061
Net income (loss)	$15,574	$21,441	$14,758	$3,617	$(27,050)	$3,132
Operating data
Number of stores open at end of period	980	905	943	858	792	756
New stores opened	40	47	86	70	40	12
Adjusted EBITDA	$98,525	$86,065	$137,774	$112,585	$55,653	$26,447
	Successor					Predecessor
	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	Fiscal Year 2016	Fiscal Year 2015	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Total costs applicable to revenue	45.5%	44.6%	45.5%	46.2%	49.8%	47.3%
Selling, general, and administrative expenses	41.6%	42.2%	43.8%	44.6%	45.1%	40.2%
Total operating expenses	46.9%	46.4%	48.9%	49.6%	51.9%	47.6%
Income (loss) from operations	7.6%	9.0%	5.5%	4.2%	(1.8)%	5.1%
Net income (loss)	2.2%	3.5%	1.2%	0.3%	(3.7)%	1.6%
Operating data
Adjusted EBITDA	13.9%	13.9%	11.5%	10.6%	7.6%	13.4%

Six Months Ended July 1, 2017 compared to Six Months Ended July 2, 2016

Net revenue

The following presents, by segment and by brand, comparable store sales growth, stores open at the end of the period and net revenue for the six months ended July 1, 2017 compared to the six months ended July 2, 2016.

	Comparable store sales growth(1)		Stores open at end of period		Net revenue
($ in thousands, except percentage and store data)	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	July 1, 2017	July 2, 2016	Six Months Ended July 1, 2017		Six Months Ended July 2, 2016
Owned & host segment
America’s Best	9.3%	11.1%	559	497	$438,837	62.0%	$368,508	60.0%
Eyeglass World	6.3%	3.1%	108	100	77,653	11.0%	68,938	11.0%
Military	(7.1)%	4.2%	57	52	13,089	2.0%	13,719	2.0%
Fred Meyer	(3.4)%	(0.8)%	29	29	7,208	1.0%	7,461	1.0%
Owned & host segment total			753	678	$536,787	76.0%	$458,626	74.0%
Legacy segment	(1.1)%	(2.5)%	227	227	79,301	11.0%	79,494	13.0%
Corporate/Other	—%	—%	—	—	96,114	14.0%	84,737	14.0%
Reconciliations	—%	—%	—	—	(4,802)	(1.0)%	(4,992)	(1.0)%
Total	7.0%	7.7%	980	905	$707,400	100.0%	$617,865	100.0%
Adjusted comparable store sales growth(2)	6.5%	7.0%
(1)	We calculate total comparable store sales based on consolidated net revenue excluding the impact of (i) corporate/other segment net revenue, (ii) sales from stores opened less than 12 months, (iii) stores closed in the periods presented, (iv) sales from partial months of operation when stores do not open or close on the first day of the month, and (v) if applicable, the impact of a 53rd week in a fiscal year.
(2)	There are two differences between total comparable store sales growth based on consolidated net revenue and adjusted comparable store sales growth: (i) adjusted comparable store sales growth includes the effect of deferred and unearned revenue as if such revenues were earned at the point of sale, resulting in a decrease of 0.1% and 0.3% from total comparable store sales growth based on consolidated net revenue for the six months ended July 1, 2017 and July 2, 2016, respectively, and (ii) adjusted comparable store sales growth includes retail sales to the legacy partner’s customers (rather than the revenues recognized consistent with the management & services agreement), resulting in a decrease of 0.4% and 0.4% from total comparable store sales growth based on consolidated net revenue for the six months ended July 1, 2017 and July 2, 2016, respectively.

Total net revenue of $707.4 million for the six months ended July 1, 2017 increased $89.5 million, or 14.5%, from $617.9 million for the six months ended July 2, 2016. This increase was driven approximately 50% by new stores, approximately 40% by comparable store sales growth and approximately 10% by order volume in our AC Lens business.

In the 12 months preceding July 1, 2017, we opened 79 new stores, including 66 new America’s Best stores, eight new Eyeglass World stores and five new Vista Optical locations on military bases. Overall, store count grew 8.3% (net of four America’s Best store closures in the 12 months ended July 1, 2017) from July 2, 2016 to July 1, 2017. Additionally, adjusted comparable store sales growth of 6.5% for the six months ended July 1, 2017 contributed to our sales growth. Overall comparable store sales growth is driven by comparable store sales growth in newer stores (stores opened between 13 months to five years) and mature stores (stores opened longer than five years), as well as other factors impacting retail foot traffic such as advertising and expansion of our participation in managed care programs. Net revenue for our owned & host segment grew $78.2 million, or 17.0%, impacted by new stores and comparable store sales growth as previously described. Within our owned & host segment, net revenue from our Vista Optical locations on military bases declined $0.6 million, or 4.6%, and net revenue from our Vista Optical locations in Fred Meyer stores declined $0.3 million, or 3.4%. The declines were a result of lower customer transaction volume in the six months ended July 1, 2017. Customer transaction volume also drove a $0.2 million, or 0.2%, decline in our legacy segment. Other net revenue activities increased $11.4 million, or 13.4%, driven by unit growth in our wholesale order fulfillment business. We believe that our first quarter of fiscal year 2017 was negatively impacted by the Earned Income Tax Credit processing rules implemented by the federal government in 2017 which caused a two- to three-week delay in many federal tax refunds in the first quarter. This delay caused our store traffic, and ultimately net revenue, to fall short of planned levels in the first quarter. A weaker than expected first quarter was partially offset by strong performance in our comparable store sales growth and overall customer traffic in the second quarter of fiscal year 2017.

Net product sales increased $73.4 million, or 14.4%, in the six months ended July 1, 2017 compared to the six months ended July 2, 2016, driven primarily by strong eyeglass sales. To a lesser extent, unit growth in our wholesale order fulfillment business and contact lenses also contributed to the increase. Net sales of services and plans increased $16.1 million, or 15.0%, driven primarily by strong eye exam sales in our owned & host segment. The eye exam increase was driven primarily by our expanding participation in managed care programs. To a lesser extent, Eyecare Club membership sales and warranty program sales, driven by increased sales in our America’s Best brand, also contributed to the increase.

Reconciliations include increases in deferred revenue of $7.6 million (8.7%) and $9.0 million (11.6%), and decreases in unearned revenue of $2.8 million (10.9%) and $4.0 million (18.8%) for the six months ended July 1, 2017 and July 2, 2016, respectively. The 2014 purchase accounting adjustment described in “—Overview” above contributed to the increases in deferred revenue by $0.2 million and $2.0 million for the six months ended July 1, 2017 and July 2, 2016, respectively, resulting in larger increases in deferred revenue compared to corresponding periods. Absent the impact of the KKR Acquisition, increases in deferred revenue for each respective period is consistent with our growth in overall net sales of services and plans. The decrease in unearned revenue was primarily the result of seasonal influences on cash basis sales of prescription eyewear in our stores the last few days of the respective month ending each quarter. We have consistently observed that cash basis sales of prescription eyewear that must be deferred to the next fiscal period is higher the last week of December compared to the following June month-end, resulting in a decrease in unearned revenue between year-end and the second fiscal quarter end of the next fiscal year.

Costs applicable to revenue

Costs applicable to revenue of $322.2 million for the six months ended July 1, 2017 increased $46.4 million, or 16.8%, from $275.8 million for the six months ended July 2, 2016. We analyze the costs applicable to revenue as a percentage of net revenue.

As a percentage of net revenue, costs applicable to revenue increased from 44.6% for the six months ended July 2, 2016 to 45.5% for the six months ended July 1, 2017. Costs of products as a percentage of net product sales increased from 39.3% for the six months ended July 2, 2016 to 40.0% for the six months ended July 1, 2017, primarily driven by unfavorable product cost. During the six months ended July 1, 2017, we wrote off $2.3 million of inventory related to a slow-moving contact lens product which had expired or would expire prior to possible sale. The mix of our wholesale product sales also contributed to the increased costs of products as a percentage of net product sales. Our wholesale order fulfillment units, which have a higher cost as a percentage of sales than other product categories, increased. Partially offsetting the unfavorable variances was a lower mix of contact lens sales, which generate lower product margin compared to other product categories. The mix shift was driven by higher growth in our owned & host segment compared to our e-commerce business.

In the owned & host segment, costs of products as a percentage of net product sales increased from 28.9% for the six months ended July 2, 2016 to 29.1% for the six months ended July 1, 2017. The increase was primarily driven by inventory shrinkage. In the legacy segment, costs of products as a percentage of net product sales increased from 47.0% for the six months ended July 2, 2016 to 47.3% for the six months ended July 1, 2017. The increase was driven by the one-time sale of contact lens inventory at cost to our wholesale partner, partially offset by favorable eyeglass costs as a result of our centralized laboratory efficiencies and a favorable mix shift. Our eyeglass orders, which have a lower cost as a percentage of sales than other product categories, increased.

Costs of services and plans as a percentage of net sales of services and plans increased from 70.1% for the six months ended July 2, 2016 to 71.8% for the six months ended July 1, 2017. The increase was primarily driven by higher optometrist costs as a result of increased store coverage and overall wage pressure. In the first quarter of fiscal year 2017, our optometrists were staffed in anticipation of our seasonally strong first quarter. When sales fell short of plan (as discussed above), we maintained optometrist staffing in anticipation of customer traffic recovery.

From a segment perspective, costs of services and plans as a percentage of net sales of services and plans in the owned & host segment increased from 75.5% for the six months ended July 2, 2016 to 75.8% for the six months ended July 1, 2017. In the legacy segment, costs of services and plans as a percentage of net sales of services and plans increased from 22.7% for the six months ended July 2, 2016 to 29.3% for the six months ended July 1, 2017. The increases in both the owned & host and legacy segments were driven by higher optometrist costs as a result of increased store coverage and overall wage pressure discussed above. Additionally, in the legacy segment, fixed optometrist labor costs paired with declining revenue also contributed to the increase.

Selling, general, and administrative expenses

SG&A of $294.5 million for the six months ended July 1, 2017 increased $33.5 million, or 12.9%, from the comparable prior year period. As a percentage of net revenue, SG&A decreased from 42.2% for the six months ended July 2, 2016 to 41.6% for the six months ended July 1, 2017. The decrease as a percentage of net revenue was primarily driven by performance-based incentive compensation and corporate payroll and, to a lesser extent, occupancy costs and stock option compensation expense. We incurred lower performance-based incentive compensation expense as a percentage of net revenue in the six months ended July 1, 2017 compared to the six months ended July 2, 2016 as a result of our actual sales performance compared to our planned levels. The decrease in corporate payroll is primarily driven by consistent year-over-year corporate payroll spend compared to growing net revenue. In fiscal year 2017, we began signing an increased number of capital leases compared to the comparable prior year period and our occupancy expense as a percentage of net revenue decreased accordingly. We recorded lower stock option compensation expense as a percentage of net revenue as a result of declining amortization of grant date fair value due to the use of graded vesting (i.e. accelerated method).

In the owned & host segment, SG&A as a percentage of net revenue was 37.3% for the six months ended July 1, 2017 compared to 37.0% for the six months ended July 2, 2016, driven primarily by store payroll and advertising, partially offset by occupancy expense as described above. The increase in store payroll as a percentage of net revenue was driven by lower than anticipated store traffic in the first quarter of fiscal year 2017. Our stores were fully staffed in anticipation of our seasonally strong first quarter. When sales fell short of plan, we maintained store staffing in anticipation of customer traffic recovery. The increase to advertising expense as a percentage of net revenue is primarily driven by timing. Our fiscal year 2017 planned advertising expense as a percentage of net revenue is in line with fiscal year 2016 results. However, the fiscal year 2017 spend is more heavily weighted to the first half of the year. The weighting shift is a result of our launch of national advertising in the first quarter of fiscal year 2017, as well as adjustments to our advertising placement approach. Additionally, net revenue results that came in lower than the planned levels (due to the factors described above under “―Net revenue”) also drove the increase in advertising expense as a percentage of net revenue. The majority of our advertising in the first quarter had already been purchased and, when lower than expected sales materialized, these costs could not be immediately curtailed.

In the legacy segment, SG&A as a percentage of net revenue decreased from 33.7% for the six months ended July 2, 2016 to 33.0% for the six months ended July 1, 2017, driven primarily by decreases in store payroll as a percentage of net revenue, partially offset by increased direct mail advertising spend and fees associated with certain managed care providers.

Depreciation and amortization

Depreciation and amortization expense of $29.1 million for the six months ended July 1, 2017 increased $4.0 million, or 16.1%, from $25.0 million for the six months ended July 2, 2016. The increase is substantially reflective of depreciation resulting from new store openings and other ongoing growth capital projects related to building our information technology, or IT, infrastructure, eyeglass manufacturing labs, and distribution centers. Our property and equipment balance increased $24.9 million, or 9.7%, during the six months ended July 1, 2017, reflective of $43.7 million in purchases of property and equipment, $6.0 million in new capital leases, less $24.8 million in depreciation expense. New assets are out-pacing retirements by a significant margin and, therefore, we expect continued increases in depreciation expense for the foreseeable future as we continue to execute our growth strategy. See our summary of capital expenditures in the “Liquidity and Capital Resources” section below for further discussion.

Interest expense, net

Interest expense, net, of $26.1 million for the six months ended July 1, 2017 increased $6.5 million, or 32.9%, from $19.6 million for the six months ended July 2, 2016. On February 2, 2017, we declared a recapitalization dividend to our stockholders. The dividend was funded with $175.0 million of incremental term loans under our first lien credit agreement. The borrowing rate was consistent with the initial term loans under the first lien credit agreement. Interest expense, net, increased $2.8 million resulting from the additional principal outstanding under the first lien credit agreement during the last five months of the period ended July 1, 2017. Additionally, we accrued $3.5 million in additional interest expense during the six months ended July 1, 2017 related to interest payments due to counterparties associated with our derivative cash flow hedges. See “Liquidity and Capital Resources” below for further discussion related to our derivative hedging instruments.

Debt issuance costs

We recorded $2.7 million in fees associated with the incurrence of additional term loans under the first lien credit agreement discussed above during the six months ended July 1, 2017. No such transaction occurred in the six months ended July 2, 2016.

Income tax provision

Our effective income tax rate, or ETR, was 36.9% during the six months ended July 1, 2017 compared to 40.1% during the six months ended July 2, 2016. The ETR during the six months ended July 2, 2016 primarily reflected the 2016 expected combined statutory federal and state rate. During the six months ended July 1, 2017, our expected combined statutory federal and state rate was reduced by a $1.4 million income tax benefit (5.7%) resulting from the recapitalization dividend described in Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Other items aggregated to a 1.8% further reduction in the rate for the period. These benefits were partially offset by an increase in tax expense of $0.4 million (1.7%) associated with the non-deductibility of $1.0 million in impairment expense related to a cost method investment.

Fiscal Year 2016 compared to Fiscal Year 2015

Net revenue

The following presents, by segment and by brand, comparable store sales growth, stores open at the end of the period and net revenue for fiscal year 2016 compared to fiscal year 2015.

	Comparable store sales growth(1)		Stores open at end of period		Net revenue
($ in thousands, except percentage and store data)	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2016		Fiscal Year 2015
Owned & host segment
America’s Best	9.5%	11.4%	529	461	$714,431	60%	$601,241	57%
Eyeglass World	4.5%	9.1%	102	93	133,979	11%	117,919	11%
Military	1.6%	0.7%	56	48	26,444	2%	25,288	2%
Fred Meyer	(1.7)%	2.4%	29	29	14,554	1%	14,877	1%
Owned & host segment total			716	631	$889,408	74%	$759,325	71%
Legacy segment	(2.2)%	4.1%	227	227	152,210	13%	155,013	15%
Corporate/Other	—	—	—	—	168,616	14%	164,262	15%
Reconciliations	—	—	—	—	(14,039)	(1)%	(16,072)	(1)%
Total	6.9%	11.3%	943	858	$1,196,195	100%	$1,062,528	100%
Adjusted comparable store sales growth(2)	6.1%	8.9%
(1)	We calculate total comparable store sales based on consolidated net revenue excluding the impact of (i) corporate/other segment net revenue, (ii) sales from stores opened less than 12 months, (iii) stores closed in the periods presented, (iv) sales from partial months of operation when stores do not open or close on the first day of the month and (v) if applicable, the impact of a 53rd week in a fiscal year.
(2)	There are two differences between total comparable store sales growth based on consolidated net revenue and adjusted comparable store sales growth: (i) adjusted comparable store sales growth includes the effect of deferred and unearned revenue as if such revenues were earned at the point of sale, resulting in a decrease of 0.4% and 2.0% from total comparable store sales growth based on consolidated net revenue for fiscal year 2016 and fiscal year 2015, respectively, and (ii) adjusted comparable store sales growth includes retail sales to the legacy partner’s customers (rather than the revenues recognized consistent with the management & services agreement), resulting in a decrease of 0.4% and 0.4% from total comparable store sales growth based on consolidated net revenue for fiscal year 2016 and fiscal year 2015, respectively.

Total net revenue of $1,196.2 million for fiscal year 2016 increased $133.7 million, or 12.6%, from $1,062.5 million for fiscal year 2015. This increase was driven approximately 50% by new stores, approximately 45% by comparable store sales growth and approximately 5% by increased AC Lens order volume paired with a decrease in recognized deferred revenue.

During fiscal year 2016, we opened 86 new stores, including 69 new America’s Best stores, nine new Eyeglass World stores and eight new Vista Optical locations on military bases. Overall, store count grew 9.9% (net of one America’s Best store closure in fiscal year 2016) from the end of fiscal year 2015 to the end of fiscal year 2016. Secondarily, adjusted comparable store sales growth of 6.1% contributed to our sales growth. Overall comparable store sales growth is driven primarily by comparable store sales growth in newer stores (store opened between 13 months to five years) compared to mature stores (stores opened longer than five years), as well as other factors impacting retail foot traffic such as advertising and expansion of our participation in managed care programs. Net revenue for our owned & host segment grew $130.1 million, or 17.1%, impacted by new stores and comparable store sales growth as previously described. Within our owned & host segment, net revenue from our Vista Optical locations in Fred Meyer stores declined $0.3 million, or 2.2%, as a result of lower overall customer transaction volume. Net revenue for our legacy segment decreased by $2.8 million, or 1.8%, driven by customer transaction volume. Other net revenue activities increased $4.4 million, or 2.7%, driven by unit growth in our wholesale order fulfillment business, partially offset by contractual rate concessions.

Net product sales increased $110.5 million, or 12.7%, compared to fiscal year 2015, driven primarily by strong eyeglass sales. Net sales of services and plans increased $23.2 million, or 12.1%, driven primarily by strong eye exam and Eyecare Club sales in our owned & host segment. The eye exam increase was driven primarily by our expanding participation in managed care programs. The increase in Eyecare Club sales was driven by increased sales in our America's Best brand.

Reconciliations includes increases in deferred revenue of $9.6 million (12.3%) and $13.7 million (21.3%), and increases in unearned revenue of $4.5 million (21.5%) and $2.4 million (13.1%) for fiscal year 2016 and fiscal year 2015, respectively. The 2014 purchase accounting adjustment contributed to the increases in deferred revenue by $3.0 million and $7.4 million for fiscal year 2016 and fiscal year 2015, respectively, resulting in larger increases in deferred revenue compared to corresponding periods. Absent the impact of the KKR Acquisition, increases in deferred revenue for each respective period is consistent with our growth in overall net sales of services and plans. The increases in unearned revenue were the result of overall increases in cash basis sales of prescription eyewear in our stores the last week of fiscal year 2016 compared to the last week of fiscal year 2015.

Costs applicable to revenue

Costs applicable to revenue of $544.8 million for fiscal year 2016 increased $53.7 million, or 10.9%, from $491.1 million for fiscal year 2015. We analyze the costs applicable to revenue as a percentage of net revenue.

As a percentage of net revenue, costs applicable to revenue improved from 46.2% for fiscal year 2015 to 45.5% for fiscal year 2016. Costs of products as a percentage of net product sales improved from 40.7% for fiscal year 2015 to 39.8% for fiscal year 2016, primarily driven by favorable product mix. During fiscal year 2016 compared to the prior year, we sold a higher mix of eyeglasses, which generate higher product margin, compared to other product categories. Over the past few years, we have invested in new technology in our optical laboratories equipment, improving capacity and efficiency. Additionally, increased sales resulting from new stores and comparable store sales growth drove improved utilization of capacity and scale improvements in our optical laboratories.

In the owned & host segment, costs of products as a percentage of net product sales was 29.0% for both fiscal years 2015 and 2016. In the legacy segment, costs of products as a percentage of net product sales improved from 47.7% for fiscal year 2015 to 46.4% for fiscal year 2016, driven primarily by favorable eyeglass product mix.

Costs of services and plans as a percentage of net sales of services and plans increased from 71.4% for fiscal year 2015 to 71.7% for fiscal year 2016. The increase was primarily driven by higher optometrist costs in our legacy segment and warranty expense, partially offset by favorable HMO claims expense.

From a segment perspective, costs of services and plans as a percentage of net sales of services and plans in the owned & host segment improved from 81.6% for fiscal year 2015 to 80.6% for fiscal year 2016, driven primarily by favorable optometrist wages, partially offset by unfavorable warranty expense and optometrist health care costs. In the legacy segment, costs of services and plans as a percentage of net sales of services and plans increased from 21.2% for fiscal year 2015 to 23.7% for fiscal year 2016 driven primarily by fixed optometrist labor costs with declining revenue.

Selling, general, and administrative expenses

SG&A of $524.2 million for fiscal year 2016 increased $50.2 million, or 10.6%, from fiscal year 2015. As a percentage of net revenue, SG&A improved from 44.6% for fiscal year 2015 to 43.8% for fiscal year 2016 driven primarily by a $3.4 million expense incurred in fiscal year 2015 related to our agreement with the Boys and Girls Clubs of America and associated cash contributions promised over a three-year period. Stock option compensation expense and corporate performance-based incentive compensation also contributed to favorability as a percentage of net revenue. We recorded lower stock option compensation expense in fiscal year 2016 when compared to fiscal year 2015 as a result of declining amortization of grant date fair value due to the use of graded vesting (i.e. accelerated method). We incurred lower performance-based incentive compensation expense in fiscal year 2016 compared to fiscal year 2015. Unfavorable store associate wage pressure in fiscal year 2016 partially offset the favorable variances.

In the owned & host segment, SG&A as a percentage of net revenue was 38.7% for both fiscal years 2015 and 2016. In the legacy segment, SG&A as a percentage of net revenue increased from 34.1% for fiscal year 2015 to 34.8% for fiscal year 2016 driven primarily by fixed store associate labor costs paired with declining revenue.

During fiscal year 2015 and 2014, in order to support the growth in our business, we invested in headcount and related infrastructure at our corporate resource center driving higher SG&A costs as a percentage of net revenue compared to the previous year. This investment relative to net revenue growth subsided in fiscal year 2016.

Depreciation and amortization

Depreciation and amortization expense of $52.0 million for fiscal year 2016 increased $7.9 million, or 18.0%, from $44.1 million for fiscal year 2015. The increase is substantially reflective of depreciation resulting from new store openings, purchases of new information technology infrastructure, optical laboratories equipment and our expanded distribution center. Our property and equipment balance increased $49.2 million on a net basis from 2015 to 2016, reflective of $94.0 million in purchases of property and equipment, less $42.8 million in depreciation expense, less $2.0 million in impairment and other adjustments. New assets are out-pacing retirements by a significant margin and, therefore, we expect continued increases in depreciation expense for the foreseeable future as we continue to execute our growth strategy. See our summary of capital expenditures in the “Liquidity and Capital Resources” section below for further discussion.

Impairment of goodwill and other long-lived assets

Impairment expenses of $7.1 million were recorded for fiscal year 2016 compared to $7.7 million for fiscal year 2015. See “―Critical Accounting Policies and Estimates” below for details regarding specific testing performed on various long-lived assets. The majority of the impairment charges are associated with our AC Lens business, primarily as a result of competitive pressure in the e-commerce contact lens business. We recorded impairment charges of $5.8 million related to AC Lens for fiscal year 2016. Impairment charges of $1.2 million related to our retail store long-lived assets were recorded for fiscal year 2016, resulting from decreased cash flow projections at individual stores.

Interest expense, net

Interest expense, net, of $39.1 million for fiscal year 2016 increased $2.4 million, or 6.4%, from $36.7 million for fiscal year 2015. On June 1, 2015, we declared a recapitalization dividend to our stockholders. The dividend was funded with $150.0 million of incremental term loans under our first lien credit agreement. The borrowing rate was consistent with the initial term loans under the first lien credit agreement. Therefore, the increase in interest expense, net, is primarily the result of the additional principal outstanding under the first lien credit agreement for the entire fiscal year 2016, compared to fiscal year 2015, where the additional principal was only outstanding from June 1, 2015 to January 2, 2016.

Debt issuance costs

We recorded $2.6 million in fees associated with the incurrence of additional term loans under the first lien credit agreement discussed above during fiscal year 2015. No such transaction occurred in fiscal year 2016.

Income tax provision

The ETR for fiscal year 2016 was 45.9%. The ETR for fiscal year 2015 was 32.8%. During fiscal year 2016 our income tax provision differed from the statutory rate as a result of $1.0 million valuation allowance for deferred income tax assets recorded in association with cumulative losses on our equity method investment, and $1.0 million income tax impact of non-deductible permanent items in the normal course of business, offset by $0.5 million in federal employment credits. During fiscal year 2015, our income tax provision differed from the statutory rate primarily as a result of decreases in deferred tax asset valuation allowances and Federal employment credits, providing income tax benefits of $0.5 million and $0.2 million, respectively, offset by the impact to the provision of $0.3 million related to non-deductible items.

Fiscal Year 2015 Compared to the Periods March 13, 2014 to January 3, 2015 (Successor) and December 29, 2013 to March 12, 2014 (Predecessor)

Net revenue

The following presents by segment and brand comparable store sales growth, stores opened at the end of the period and net revenue for fiscal year 2015 compared to full year 2014.

	Comparable store sales growth(1)		Stores open at end of period		Net revenue
($ in thousands, except percentage and store data)	Fiscal Year 2015	Full Year 2014(2)	Fiscal Year 2015	Full Year 2014(2)	Fiscal Year 2015		Full Year 2014(2)
Owned & host segment
America’s Best	11.4%	9.5%	461	407	$601,241	57%	$506,361	54%
Eyeglass World	9.1%	7.1%	93	79	117,919	11%	105,461	11%
Military	0.7%	(0.1)%	48	48	25,288	2%	25,486	3%
Fred Meyer	2.4%	(3.2)%	29	30	14,877	1%	14,979	2%
Owned & host segment total			631	564	$759,325	71%	$652,287	70%
Legacy segment	4.1%	4.2%	227	227	155,013	15%	152,057	16%
Corporate/Other	—	—	—	1	164,262	15%	156,953	17%
Reconciliations	—	—	—	—	(16,072)	(1)%	(28,600)	(3)%
Total	11.3%	3.7%	858	792	$1,062,528	100%	$932,697	100%
Adjusted comparable store sales growth(3)	8.9%	7.5%
(1)	We calculate total comparable store sales based on consolidated revenue excluding the impact of (i) corporate/other segment net revenue, (ii) sales from stores opened less than 12 months, (iii) stores closed in the periods presented, (iv) sales from partial months of operation when stores do not open or close on the first day of the month and (v) if applicable, the impact of a 53rd week in a fiscal year.
(2)	Represents the combined results of the Predecessor and the Successor periods for full year 2014. This combination (excluding comparable store sales figures) was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of net revenues for fiscal year 2015 to full year 2014. Revenue accounts were not impacted by the KKR Acquisition, except for the impact of an unfavorable purchase accounting adjustment to deferred revenue of $25.5 million discussed above.
(3)	There are two differences between total comparable store sales growth based on consolidated net revenue and adjusted comparable store sales growth: (i) adjusted comparable store sales includes the effect of deferred and unearned revenue as if such revenues were earned at the point of sale, resulting in a decrease of 2.0% for fiscal year 2015 and an increase of 3.4% for full year 2014, respectively, from total comparable store sales growth based on consolidated net revenue and (ii) adjusted comparable store sales growth includes retail sales to the legacy partner’s customers (rather than the revenues recognized consistent with the management & services agreement), resulting in a decrease of 0.4% for fiscal year 2015 and an increase of 0.4% for full year 2014, respectively, from total comparable store sales growth based on consolidated net revenue.

Total net revenue of $1,062.5 million for fiscal year 2015 increased $129.8 million, or 13.9% from $932.7 million for full year 2014, including $735.7 million in the Successor period ended January 3, 2015 and $197.0 million for the Predecessor period ended March 12, 2014. This increase was driven approximately 60% by comparable store sales growth, approximately 40% by new stores and approximately 15% by increased AC Lens order volume paired with a decrease in recognized deferred revenue, partially offset by approximately 15% negative impact from the additional week in full year 2014, a 53-week fiscal year.

The increase in total net revenue from full year 2014 to fiscal year 2015 was primarily driven by comparable store sales growth. Adjusted comparable store sales were 8.9% for fiscal year 2015. Also contributing to net revenue growth was new store openings in our owned brands. During fiscal year 2015, we opened 70 new stores, including 56 new America’s Best stores and 14 new Eyeglass World stores. Overall store count grew 8.3% (net of four closures of stores opened in previous years, including closures of two America’s Best stores, one Vista Optical location within a Fred Meyer store and one in Other) from the end of the 2014 Successor period to the end of fiscal year 2015. The additional week in the 53-week full year 2014 generated incremental net revenue of approximately $17.0 million, while fiscal year 2015 consisted of 52 weeks. Net revenue for our owned & host segment grew $107.0 million, or 16.4%, impacted by new stores and comparable store sales as previously described. Net revenue for our legacy segment increased by $3.0 million, or 1.9%, driven primarily by transaction volume. Other net revenue activities increased $7.3 million, or 4.7%, primarily impacted by increased activity in our e-commerce and order fulfillment businesses.

The $108.6 million, or 14.3%, increase in net product sales, compared to full year 2014, was primarily driven by strong eyeglass sales. Net sales of services and plans increased $21.2 million, or 12.4%, compared to full year 2014, driven primarily by strong Eyecare Club and eye exam sales in our owned & host segment.

For fiscal year 2015, reconciliations includes increases in deferred revenue of $13.7 million (21.3%), consistent with increases in overall cash basis sales of product protection plans and club memberships, which is consistent with our growth in overall net sales of services and plans. Our full year 2014 deferred revenue was adjusted to fair value in the application of purchase accounting, resulting in a reduction of the carrying value of deferred revenue of approximately $25.5 million on the date of the KKR Acquisition. Deferred revenue grew $3.9 million during the 2014 Predecessor period. Subsequent to the fair value adjustment in connection with the KKR Acquisition, deferred revenue grew by $17.2 million during the 2014 Successor period. For fiscal year 2015, reconciliations includes increases in unearned revenue of $2.4 million (13.1%). The increase in unearned revenue was the result of overall increases in cash basis sales of prescription eyewear in our stores the last week of fiscal year 2015 compared to the last week of the 2014 Successor period. Unearned revenue reported at the end of each of the 2014 Predecessor period and the 2014 Successor period was not impacted by the KKR Acquisition, and increased $556,000 and $6.9 million during the 2014 Successor period and the 2014 Predecessor period, respectively, primarily as a result of seasonal differences associated with the timing of period-ends relative to the date of the KKR Acquisition.

Costs applicable to revenue

Costs applicable to revenue were $491.1 million for fiscal year 2015 compared to $366.5 million for the Successor period ended January 3, 2015 and $93.2 million for the Predecessor period ended March 12, 2014. As a percentage of net revenue, costs applicable to revenue improved from 49.8% in the 2014 Successor period and 47.3% for the 2014 Predecessor period to 46.2% for fiscal year 2015. Costs of products as a percentage of net product sales improved from 44.2% and 42.7% for the Successor period ended January 3, 2015 and the Predecessor period ended March 12, 2014, respectively, to 40.7% for fiscal year 2015. Compared to both the Successor and Predecessor periods, the improvement in fiscal year 2015 was driven primarily by favorable product cost and, to a lesser extent, favorable product mix. Favorable product cost was driven primarily by eyeglasses versus the 2014 Successor period and contact lenses and eyeglasses versus the 2014 Predecessor period. Compared to both the 2014 Successor and Predecessor periods, fiscal year 2015 favorable product mix was driven by a lower mix of sales of inventory to Walmart and Sam’s Club.

In the owned & host segment, costs of products as a percentage of net product sales improved from 30.3% and 29.6% for the 2014 Successor period and the 2014 Predecessor period, respectively, to 29.0% for fiscal year 2015. Compared to the 2014 Successor period, the improvement was driven primarily by favorable eyeglass cost. Compared to the 2014 Predecessor period, the improvement was driven primarily by favorable contact lens cost. In the legacy segment, costs of products as a percentage of net product sales improved from 49.5% and 50.5% for the 2014 Successor period and the 2014 Predecessor period, respectively, to 47.7% for fiscal year 2015. Compared to both the 2014 Successor period and the 2014 Predecessor period, the improvement for fiscal year 2015 was driven primarily by favorable contact lens cost. Additionally, eyeglass product cost was favorable when comparing the 2014 Predecessor period to fiscal year 2015.

Costs of services and plans as a percentage of net sales of services and plans improved from 75.3% for the 2014 Successor period to 71.4% for fiscal year 2015 driven primarily by seasonality of optometrist payroll and benefits and, to a lesser extent, favorable warranty expense mix. Our optometrist payroll and benefits typically have a lower cost as a percentage of net sales and services in the first quarter of the year when our sales are highest. The 2014 Successor period did not include the benefit of the first two and a half months of the year while fiscal year 2015 results did include that benefit. As such, fiscal year 2015 costs of services and plans as a percentage of net sales of services and plans were lower. Costs of services and plans as a percentage of net sales of services and plans increased from 66.5% for the 2014 Predecessor period to 71.4% for fiscal year 2015 driven primarily by seasonality of optometrist payroll and benefits.

From a segment perspective, costs of services and plans as a percentage of net sales of services and plans in the owned & host segment was 84.2% for the 2014 Successor period and 73.4% for the 2014 Predecessor period, compared to 81.6% for fiscal year 2015. The improvement in comparison to the 2014 Successor period and the increase in comparison to the 2014 Predecessor period were both driven primarily by seasonality of optometrist payroll and benefits. To a lesser extent, warranty expense mix was favorable for the 2015 fiscal year compared to the 2014 Successor period. In the legacy segment, costs of services and plans as a percentage of net sales of services and plans improved from 21.4% and 21.9% for the 2014 Successor period and the 2014 Predecessor period, respectively, to 21.2% for fiscal year 2015 driven primarily by favorable warranty expense mix.

Selling, general, and administrative expenses

SG&A was $474.1 million for fiscal year 2015 compared to $331.5 million for the Successor period ended January 3, 2015 and $79.1 million for the Predecessor period ended March 12, 2014. As a percentage of net revenue, SG&A was 44.6% for fiscal year 2015 compared to 45.1% for the Successor period ended January 3, 2015 and 40.2% for the Predecessor period ended March 12, 2014. The improvement in SG&A as a percentage of net revenue between the Successor period and fiscal year 2015 was driven primarily by seasonality of our store associate (including optician) payroll and benefits and favorable stock-based compensation expense, partially offset by unfavorable advertising expense. Similar to the optometrist payroll and benefits seasonality described above, our store associate (including optician) payroll and benefits typically have a lower cost as a percentage of net sales in the first quarter of the year when our sales dollars are the highest. The 2014 Successor period did not include the benefit of the first two and a half months of the year while fiscal year 2015 results did include that benefit. As such, fiscal year 2015 SG&A as a percentage of net revenue were lower than in the 2014 Successor period. We recorded more stock option compensation expense as a percentage of net revenue in the 2014 Successor period compared to fiscal year 2015 due to the KKR Acquisition. Increased advertising expense as a percentage of net revenue was driven by a general strategic increase in TV and radio advertising as well as incremental costs associated with new advertising campaigns launched in late 2015 for both our America’s Best and Eyeglass World retail brands. The increase in SG&A expense as a percentage of net revenue for fiscal year 2015 compared to the 2014 Predecessor period was driven primarily by seasonality of store associate (including optician) payroll and benefits. To a lesser extent, the increase was driven by corporate performance-based incentive compensation, an increase in fiscal year 2015 advertising spend associated with new advertising campaigns launched in late 2015 for both America’s Best and Eyeglass World brands, unfavorable stock-based compensation expense, and unfavorable rent expense as a result of seasonality.

In the owned & host segment, SG&A as a percentage of net revenue was 39.1% for the 2014 Successor period and 35.0% for the 2014 Predecessor period compared to 38.7% for fiscal year 2015. The improvement compared to the 2014 Successor period and the increase compared to the 2014 Predecessor period were driven primarily by seasonality of store associate payroll and benefits and rent expense. Additionally, owned & host advertising expense as a percentage of net revenue increased in fiscal year 2015 in comparison to both the 2014 Successor period and the 2014 Predecessor period. In the legacy segment, SG&A as a percentage of net revenue was 34.5% in the 2014 Successor period and 31.2% in the 2014 Predecessor period compared to 34.1% in fiscal year 2015. The improvement compared to the 2014 Successor period was driven primarily by management fees. The increase compared to the 2014 Predecessor period was driven primarily by seasonality of store associate payroll and benefits expense, partially offset by favorable management fees.

Depreciation and amortization

Depreciation and amortization expense was $44.1 million for fiscal year 2015 compared to $31.6 million for the Successor period ended January 3, 2015 and $7.3 million for the Predecessor period ended March 12, 2014. The increase is primarily the result of additional depreciation resulting from overall Company growth, including new stores, information technology infrastructure, optical laboratories equipment and our expanded distribution center. New assets are out-pacing retirements by a significant margin and therefore, we expect continued increases in depreciation expense for the foreseeable future as we continue to execute our growth strategy. Our property and equipment balance increased $39.8 million on a net basis from January 3, 2015 to January 2, 2016, reflective of $77.4 million in purchases of property and equipment, less $34.9 million in depreciation expense, less impairment and other adjustments of $2.7 million. In addition, as a result of the KKR Acquisition and the related application of purchase accounting, increases in the values of our amortizing intangible assets resulted in a $1.5 million increase in amortization for fiscal year 2015 when compared to the 2014 Successor period.

Impairment of goodwill and other long-lived assets

Impairment expenses of $7.7 million were recorded for fiscal year 2015 compared to $4.7 million for the Successor period ended January 3, 2015 and $0 for the Predecessor period ended March 12, 2014. Our annual impairment testing date is the first day of the fourth fiscal quarter, and therefore all impairment charges relating to the full year 2014 were recorded in the Successor period. The majority of the impairment charges are associated with goodwill. A goodwill impairment charge of $4.8 million was recorded related to AC Lens for fiscal year 2015, primarily as a result of competitive pricing pressure in the wholesale fulfillment business. In addition, impairment charges of $2.4 million were recorded at our retail store long-lived assets for fiscal year 2015, resulting from decreased cash flow projections at individual stores. A goodwill impairment charge of $4.2 million was recorded at our Vista Optical within Fred Meyer brand for the 2014 Successor period, primarily as a result of decreases in long-range revenue projections from the date of the KKR Acquisition to the impairment measurement date.

Interest expense, net

Interest expense, net was $36.7 million for fiscal year 2015 compared to $26.8 million for the Successor period ended January 3, 2015 and $4.8 million for the Predecessor period ended March 12, 2014. On June 1, 2015, we declared a recapitalization dividend to our stockholders. The dividend was funded with $150.0 million in incremental term loans under our first lien credit agreement. The weighted average borrowing rate of 4.45% was unchanged as a result of the transaction. Therefore, the net increase in interest expense is the result of the additional principal outstanding under the first lien credit agreement from June 1, 2015 to January 2, 2016.

Debt issuance costs

We recorded $2.6 million in fees associated with the incurrence of the additional term loans under the first lien credit agreement discussed above during fiscal year 2015. No such transaction occurred in the 2014 Successor or Predecessor periods.

Income tax provision (benefit)

The ETR for fiscal year 2015 was 32.8%. The ETR was 32.0% for the Successor period ended January 3, 2015 and 39.7% for the Predecessor period ended March 12, 2014. During the Successor period ended January 3, 2015, a non-deductible goodwill impairment of $1.6 million and non-deductible transaction costs of $1.9 million reduced our income tax benefit and therefore, since we were in a pre-tax loss position, our overall ETR was reduced when compared to the Predecessor period ended March 12, 2014. See Note 7 in our consolidated financial statements for further details related to our income tax accounts, including deferred income taxes and other items impacting our income tax rate.

Non-GAAP Measures

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss), plus interest expense, income tax provision (benefit) and depreciation and amortization. We define Adjusted EBITDA as EBITDA, further adjusted to exclude stock compensation expense, costs associated with debt refinancing, asset impairment, non-cash inventory write-offs, purchase accounting inventory adjustment, acquisition-related expenses, management fees, new store pre-opening expenses, non-cash rent, litigation settlement and other expenses.

EBITDA and Adjusted EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes EBITDA and Adjusted EBITDA are useful to investors in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, and capital investments. We also use EBITDA and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to establish discretionary annual incentive compensation;

and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of EBITDA and Adjusted EBITDA. There can be no assurance that we will not modify the presentation of EBITDA and Adjusted EBITDA following this offering, and any such modification may be material. Our presentations of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management relies on our GAAP results in addition to using EBITDA and Adjusted EBITDA in a supplemental manner. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance and should not be considered as an alternative to net income (loss) or income (loss) from operations as a measure of financial performance or cash flows provided by operating activities as a measure of liquidity or any other performance measure derived in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings, and certain other cash costs that may recur in the future.

The following table reconciles our net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Successor					Predecessor
($ in thousands)	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Net income (loss)	$15,574	$21,441	$14,758	$3,617	$(27,050)	$3,132
Plus:
Interest expense	26,114	19,649	39,092	36,741	26,823	4,757
Income tax provision (benefit)	9,104	14,332	12,534	1,768	(12,715)	2,061
Depreciation and amortization	29,052	25,020	51,993	44,069	31,566	7,267
EBITDA	79,844	80,442	118,377	86,195	18,624	17,217
Stock compensation expense(a)	1,989	2,454	4,293	6,635	7,132	220
Debt issuance costs(b)	2,702	—	—	2,551	—	—
Asset impairment(c)	1,000	52	7,132	7,716	4,672	—
Non-cash inventory write-offs(d)	2,271	—	—	—	—	—
Purchase accounting inventory adjustment(e)	—	—	—	—	6,216	—
Acquisition-related expenses(f)	—	—	—	—	13,742	7,537
Management fees(g)	574	525	1,126	1,649	1,883	85
New store pre-opening expenses(h)	1,278	1,125	1,983	1,962	1,942	424
Non-cash rent(i)	654	808	1,343	1,233	(389)	103
Litigation settlement(j)	7,000	—	—	—	—	—
Other(k)	1,213	659	3,520	4,644	1,831	861
Adjusted EBITDA	$98,525	$86,065	$137,774	$112,585	$55,653	$26,447
(a)	Non-cash charges related to stock-based compensation programs, which vary from period to period depending on the timing of awards.
(b)	Fees associated with the borrowing of $150.0 million in additional principal under our first lien credit agreement during the second fiscal quarter of 2015 and the borrowing of $175.0 million in additional principal under our first lien credit agreement during the six months ended July 1, 2017.
(c)	Non-cash charges related to impairment of long-lived assets, primarily goodwill in our Vista Optical in Fred Meyer brand and our AC Lens business.

(d)	Reflects write-offs of inventory relating to the expiration of a specific type of contact lenses that could not be sold and required disposal.
(e)	Reflects an inventory step-up resulting from the application of purchase accounting to the Successor, which is recorded in costs applicable to revenue in the statement of operations.
(f)	Reflects expenses associated with the KKR Acquisition.
(g)	Reflects management fees paid to KKR Sponsor and Berkshire in accordance with our monitoring agreement with them.
(h)	Pre-opening expenses, which include marketing and advertising, labor and occupancy expenses incurred prior to opening a new store, are generally higher than comparable expenses incurred once such store is open and generating revenue. We believe that such higher pre-opening expenses are specific in nature and amount to opening a new store and as such, are not indicative of ongoing core operating performance. We adjust for these costs to facilitate comparisons of store operating performance from period to period. Pre-opening costs are permitted exclusions in our calculation of Adjusted EBITDA pursuant to the terms of our existing credit agreements.
(i)	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized under GAAP is typically less than our cash rent payments.
(j)	Amounts accrued related to settlement of litigation. See “Business–Legal Proceedings” and Note 8 in our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details.
(k)	Other adjustments include amounts that management believes are not representative of our operating performance (amounts in brackets represent reductions in Adjusted EBITDA), including our share of losses on equity method investments of $0.3 million, $0.9 million, $1.4 million, $0.7 million and $0.3 million for the 2014 Successor period and fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; the amortization impact of the KKR Acquisition-related adjustments (e.g., fair value of leasehold interests) of $(1.1) million, $(1.3) million, $(0.7) million, $(0.4) million and $(0.2) million for the 2014 Successor period, fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; expenses related to preparation for being an SEC registrant that were not directly attributable to this offering and therefore not charged to equity of $0.1 million, $0.5 million, $2.0 million, $0.3 million and $1.2 million for the 2014 Successor period, fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; differences between the timing of expense versus cash payments related to contributions to charitable organizations during fiscal year 2015 of $3.0 million, $(1.0) million, $(0.5) million and $(0.5) million for fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively; costs of severance and relocation of $0.2 million, $0.7 million, $0.5 million, $1.1 million, $0.4 million and $0.3 million for the 2014 Predecessor period, the 2014 Successor period, the fiscal years 2015 and 2016 and the six months ended July 2, 2016, and July 1, 2017, respectively; non-cash write-down of property and equipment of $0.5 million, $1.2 million, $0.2 million and $0.2 million for the 2014 Predecessor period, the 2014 Successor period, fiscal years 2015 and 2016, respectively; and other expenses and adjustments totaling $0.1 million, $0.6 million, $0.8 million, $0.6 million, $0.1 million and $71,000 for the 2014 Predecessor period, the 2014 Successor period, the fiscal years 2015 and 2016 and the six months ended July 2, 2016 and July 1, 2017, respectively.

Quarterly Results of Operations

The following table sets forth our historical quarterly results of operations as well as certain operating data for each of our most recent nine fiscal quarters. This unaudited quarterly information (other than EBITDA and Adjusted EBITDA) has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto and unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	FiscalYear 2017		Fiscal Year 2016				Fiscal Year 2015
($ in thousands,except percentage and store data)	First Quarter	Second Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$369,859	$337,541	$326,809	$291,056	$301,216	$277,114	$292,613	$256,291	$269,951	$243,673
Income (loss) from operations	$39,722	$13,772	$39,685	$15,737	$14,323	$(3,361)	$33,379	$8,640	$6,898	$(4,240)
Net income (loss)	$17,070	$(1,496)	$17,854	$3,587	$3,026	$(9,709)	$15,040	$(1,555)	$(1,673)	$(8,195)
Operating data
Number of stores open at end of period	962	980	882	905	932	943	812	826	842	858
Percentage of annual results
Net revenue	—	—	27.3%	24.3%	25.2%	23.2%	27.5%	24.1%	25.4%	22.9%
Income (loss) from operations	—	—	59.8%	23.7%	21.6%	(5.1)%	74.7%	19.3%	15.4%	(9.5)%
Net income (loss)	—	—	121.0%	24.3%	20.5%	(65.8)%	415.8%	(43.0)%	(46.3)%	(226.6)%

	Fiscal Year 2017		Fiscal Year 2016				Fiscal Year 2015
($ in thousands, except percentage data)	First Quarter	Second Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net income (loss)	$17,070	$(1,496)	$17,854	$3,587	$3,026	$(9,709)	$15,040	$(1,555)	$(1,673)	$(8,195)
Plus:
Interest expense	11,492	14,622	9,896	9,753	9,728	9,715	8,313	8,922	9,643	9,863
Income tax provision (benefit)	8,458	646	11,935	2,397	1,561	(3,359)	10,028	(1,266)	(1,085)	(5,909)
Depreciation and amortization	14,423	14,629	12,540	12,480	13,217	13,756	10,544	10,543	11,142	11,840
EBITDA	51,443	28,401	52,225	28,217	27,532	10,403	43,925	16,644	18,027	7,599
Debt issuance costs	2,702	—	—	—	—	—	—	2,541	10	—
Stock compensation expense	1,104	885	1,371	1,083	854	985	2,117	1,382	1,386	1,750
Asset Impairment	—	1,000	52	—	—	7,080	—	—	—	7,716
Non-cash inventory write-offs	2,015	256	—	—	—	—	—	—	—	—
Management fees	284	290	263	262	290	311	687	707	(61)	316
New store pre-opening expenses	618	660	621	504	547	311	451	459	508	544
Non-cash rent	358	296	527	281	296	239	383	304	170	376
Litigation settlement	—	7,000	—	—	—	—	—	—	—	—
Other	382	831	417	242	1,219	1,642	299	511	3,740	94
Adjusted EBITDA	$58,906	$39,619	$55,476	$30,589	$30,738	$20,971	$47,862	$22,548	$23,780	$18,395

Percentage of net revenue	15.9%	11.7%	17.0%	10.5%	10.2%	7.6%	16.4%	8.8%	8.8%	7.5%
Percentage of annual Adjusted EBITDA	—	—	40.3%	22.2%	22.3%	15.2%	42.5%	20.0%	21.1%	16.4%

See “—Non-GAAP Measures” above for a description of adjustments used to calculate EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

Liquidity and Capital Resources

We principally rely on cash flows from operations as our primary source of liquidity and, if needed, up to $75.0 million in revolving loans under our revolving credit facility. Our primary cash needs are for inventory, payroll, store rent, capital expenditures associated with new stores and updating existing stores, as well as information technology and infrastructure, including our corporate office, distribution centers, and laboratories. The most significant components of our operating assets and liabilities are inventories, accounts receivable, prepaid expenses and other assets, accounts payable, other payables, and accrued expenses. Due to the seasonality of our revenue, any borrowings would generally occur in the fourth or first quarters as we prepare for our peak season, which is the first quarter. We believe that cash expected to be generated from operations and the availability of borrowings under the revolving credit facility will be sufficient for our working capital requirements, liquidity obligations, anticipated capital expenditures, and payments due under our existing credit facilities for at least the next 12 months.

As of July 1, 2017, we had $24.9 million in cash and cash equivalents and $69.5 million of additional availability under our revolving credit facility, which represents the full available amount under the revolving credit facility, less $5.5 million in outstanding letters of credit.

We plan to spend approximately $92.9 million in capital expenditures during fiscal year 2017, including approximately $46 million in connection with our store growth and improvement plans, approximately $23 million for labs, distribution centers, and optometric equipment, and approximately $24 million for maintenance and infrastructure. We spent $44.2 million in capital expenditures in the six months ended July 1, 2017. We estimate that approximately 80% of our planned capital spend is related to our expected growth (i.e. new stores, optometric equipment, additional capacity in our optical laboratories and distribution centers, and our IT infrastructure). We plan on opening at least 75 stores during fiscal year 2017. Our working capital requirements for inventory will increase as we continue to open additional stores. We primarily fund our working capital needs using cash provided by operations.

The following table summarizes the net cash provided by (used for) operating activities, investing activities and financing activities for the periods indicated:

	Successor					Predecessor
($ in thousands)	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016	Fiscal Year 2016	Fiscal Year 2015	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Cash Flows Provided By (Used For):
Operating activities	$67,933	$64,172	$97,588	$83,131	$17,996	$31,008
Investing activities	(44,548)	(47,522)	(91,664)	(80,051)	(43,740)	(11,958)
Financing activities	(3,466)	(2,642)	(6,574)	(4,317)	7,130	(28)
Net increase (decrease) in cash and cash equivalents	$19,919	$14,008	$(650)	$(1,237)	$(18,614)	$19,022

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, asset impairment, deferred income taxes, non-cash stock option compensation and changes in operating assets and liabilities.

Net cash provided by operating activities increased $3.8 million, or 5.9%, during the six months ended July 1, 2017 compared to the six months ended July 2, 2016. Net cash provided by operating activities was $67.9 million for the six months ended July 1, 2017, as non-cash items of $49.5 million were combined with $15.6 million of net income and a decrease in net working capital and other assets and liabilities of $2.9 million. Net cash provided by operating activities was $64.2 million for the six months ended July 2, 2016, as non-cash items of $44.8 million were combined with $21.4 million of net income and an increase in net working capital and other assets and liabilities of $2.1 million.

The decrease in net working capital and other assets and liabilities during the six months ended July 1, 2017 was primarily due to an increase in accrued expenses and other liabilities of $11.4 million and deferred and unearned revenues of $4.6 million. Increases in accrued expenses and other liabilities is reflective of our growth as new stores are added monthly. We opened 40 new stores during the six months ended July 1, 2017, with three closures. Liabilities for deferred and unearned revenues represent cash basis sales that are deferred until we meet our performance obligations to deliver products and provide services. Increases in deferred and unearned revenues are consistent with increased overall net revenue resulting from new stores and positive comparable store sales growth. These changes were partially offset by an increase in inventories of $6.2 million, increase in accounts receivable of $3.8 million and a decrease in accounts payable of $5.0 million. Increases in accounts receivable primarily reflect our overall net revenue growth, and decreases in accounts payable reflect availability of cash to pay vendors. Increases in inventory are generally expected each period, and reflect our growth in sales of products, including product replenishment needs at existing stores and inventory needed to outfit new stores.

The increase in net working capital and other assets and liabilities during the six months ended July 2, 2016 was primarily due to decreases in accounts payable of $9.5 million and an increase in inventory of $3.5 million, offset by a decrease in accounts receivable of $2.3 million, increases in accrued expenses and other liabilities of $3.3 million, and increases in deferred and unearned revenues of $5.1 million. Increases in accrued expenses, deferred revenue and inventory reflect the Company’s overall growth. We opened 47 new stores during the six months ended July 2, 2016, with no closures. Decreases in accounts payable reflect availability of cash to pay vendors.

Net cash provided by operating activities increased $14.5 million, or 17.4%, during fiscal year 2016 compared to fiscal year 2015. Net cash provided by operating activities was $97.6 million for fiscal year 2016, as non-cash items of $79.5 million were combined with $14.8 million of net income and a decrease in net working capital and other assets and liabilities of $3.3 million. Net cash provided by operating activities was $83.1 million for fiscal year 2015, as non-cash items of $66.3 million were combined with $3.6 million of net income and a decrease in net working capital and other assets and liabilities of $13.2 million.

The decrease in net working capital and other assets and liabilities during fiscal year 2016 was due to an increase in deferred and unearned revenue of $14.3 million, accounts payable of $5.6 million, and accrued expenses and other liabilities of $4.6 million, offset by an increase in inventories of $12.1 million, accounts receivable of $5.0 million, and prepaid expenses and other assets of $4.1 million. Decreases in overall working capital and other assets and liabilities are generally expected from year to year, which is primarily driven by an increase in deferred and unearned revenues and accrued expenses and other liabilities. Consistent growth in the number of stores and positive comparable store sales has resulted in consistent increases in deferred and unearned revenue. We opened 86 new stores, with one closure during fiscal year 2016, which also drove an increase in accrued expenses and other liabilities as our scale increases with store growth. Increases in accounts receivable and inventories from year to year are also reflective of our growth as new stores are added. Decreases in accounts payable primarily reflect availability of cash to pay vendors.

The decrease in net working capital and other assets and liabilities during fiscal year 2015 was due to an increase in deferred and unearned revenue of $16.2 million and accrued expenses and other liabilities of $13.2 million, offset by an increase in inventories of $8.6 million, accounts receivable of $3.0 million, and prepaid expenses and other assets of $4.6 million. Consistent with 2016 discussed above, growth in the number of stores and positive comparable store sales growth is the primary driver of the change in working capital and other assets and liabilities. We opened 70 new stores and closed four stores during fiscal year 2015.

Net cash provided by operating activities was $83.1 million for fiscal year 2015, as non-cash items of $66.3 million were combined with $3.6 million of net income and a decrease in net working capital and other assets and liabilities of $13.2 million. Net cash provided by operating activities was $18.0 million in the 2014 Successor period, as non-cash items of $35.0 million were combined with a $27.1 million net loss and a decrease in net working capital and other assets and liabilities of $10.1 million. Net cash provided by operating activities was $31.0 million in the 2014 Predecessor period, as non-cash items of $7.4 million were combined with a $3.1 million of net income and a decrease in net working capital and other assets and liabilities of $20.5 million.

The decrease in net working capital and other assets and liabilities during the 2014 Successor period was due to an increase in deferred and unearned revenue of $17.5 million and accounts payable of $11.6 million, offset by decreases in accrued expenses and other liabilities of $7.5 million, an increase in inventories of $2.8 million, an increase in accounts receivable of $4.2 million, and an increase in prepaid expenses and other assets of $4.5 million. Consistent with fiscal year 2015 discussed above, growth in the number of stores and positive comparable store sales growth is the primary driver of the change in working capital and other assets and liabilities. We opened 40 new stores and closed four stores during the 2014 Successor period. We generally expect increases in accrued expenses and other liabilities as we grow. However, the decrease in accrued expenses and other liabilities was due to preservation of cash immediately preceding the KKR Acquisition, and the availability of cash to pay down of vendors subsequent to the KKR Acquisition. As noted below, accrued expenses and other liabilities increased $28.6 million during the 2014 Predecessor period, which we substantially paid down during the 2014 Successor period.

The decrease in net working capital and other assets and liabilities during the 2014 Predecessor period was due to an increase in accrued expenses and other liabilities of $28.6 million and deferred and unearned revenue of $10.9 million, offset by decreases in accounts payable of $6.1 million, an increase in prepaid expenses and other assets of $6.4 million, an increase of inventories of $4.6 million, and an increase in accounts receivable of $1.8 million. Consistent with 2015 and Successor period discussed above, growth in the number of stores and positive comparable store sales growth is the primary driver of the change in working capital and other assets and liabilities. We opened 12 new stores and closed one store during the 2014 Predecessor period.

Net Cash Used for Investing Activities

Net cash used for investing activities decreased by $3.0 million, to $44.5 million, during the six months ended July 1, 2017 from $47.5 million during the six months ended July 2, 2016. The change in cash used for investing activities included a decrease of $2.4 million in purchases of property and equipment driven by timing of purchases. In addition, during the six months ended July 2, 2016, we purchased an investment for $1.0 million but made no investments during the six months ended July 1, 2017.

Net cash used for investing activities increased by $11.6 million, to $91.7 million, during fiscal year 2016 from $80.1 million during fiscal year 2015. The change in cash used for investing activities included an increase of $12.9 million in purchases of property and equipment to support our growth, including new stores, improvements to our optical laboratories and distribution centers, and continued development of our IT infrastructure. Offsetting the increase in capital expenditures was a decrease of $1.9 million in purchases of investments from fiscal year 2015 to fiscal year 2016.

Net cash used for investing activities was $80.1 million, $43.7 million, and $12.0 million for fiscal year 2015, the 2014 Successor period, and the 2014 Predecessor period, respectively. The increase in cash used for investing activities was the result of increasing purchases of property and equipment, which were $77.2 million during fiscal year 2015 compared to $40.5 million and $11.5 million during the 2014 Successor and Predecessor periods, respectively. We opened 70 new stores during fiscal year 2015, compared to 40 and 12 new stores during the 2014 Successor and Predecessor periods, respectively. To a lesser extent, we also increased capital spending for our optical laboratories and distribution centers, maintenance of existing stores and equipment, and new optometric equipment.

Net Cash Used for Financing Activities

Net cash used for financing activities increased by $0.8 million, to $3.5 million, during the six months ended July 1, 2017 from $2.6 million during the six months ended July 2, 2016. The primary driver of the overall cash used for financing activities was quarterly principal payments required under our first lien credit agreement. We paid $4.2 million and $3.3 million in principal payments during the six months ended July 1, 2017 and July 2, 2016, respectively. This was partially offset by $1.1 million and $0.9 million in proceeds related to the exercise of stock options during the six months ended July 1, 2017 and July 2, 2016, respectively. Also, on February 2, 2017, we declared a recapitalization dividend to our stockholders. The dividend was funded with $175.0 million of incremental term loans under our first lien credit agreement. Proceeds from the additional first lien term loans were $173.7 million, net of discounts and fees, offset by the dividend payment of $171.0 million and $2.7 million in debt issuance costs. No such transaction occurred in the six months ended July 2, 2016.

Net cash used for financing activities increased by $2.3 million, to $6.6 million, during fiscal year 2016 from $4.3 million during fiscal year 2015. The primary driver of the overall cash used for financing activities is quarterly principal payments required under our first lien credit agreement. We paid $6.5 million and $6.1 million in principal payments during fiscal years 2016 and 2015, respectively. Also, on June 1, 2015, we declared a recapitalization dividend to our stockholders. The dividend was funded with $150.0 million of incremental term loans under our first lien credit agreement. Proceeds from the additional first lien term loans were $145.6 million net of discounts and fees, offset by the dividend payment of $145.7 million. No such transaction occurred in fiscal year 2016. The increase in net cash used for financing activities in fiscal year 2016 was most significantly the result of a decrease of $1.4 million in net cash provided by transactions in our outstanding equity, including purchases of stock by employees, exercises of stock options by employees, and the related income tax benefit of stock option exercises.

Net cash used for financing activities was $4.3 million in fiscal year 2015, compared to net cash provided by financing activities of $7.1 million during the 2014 Successor period and net cash used for financing activities of $28,000 during the 2014 Predecessor period. Net cash used during fiscal year 2015 was primarily driven by $6.1 million in principal payments required on our first lien credit agreement. Cash provided by transactions on our outstanding equity, including purchases of stock by employees, exercises of stock options by employees, and the related income tax benefit of stock option exercises offset debt principal payments by $2.3 million. Except for $0.1 million in payments on capital lease obligations, cash provided by financing activities in the 2014 Successor period was primarily related to financing the KKR Acquisition, including $624.5 million in proceeds from the issuance of long-term debt, $429.2 million in cash contributions from affiliates of KKR Sponsor at KKR Acquisition, offset by $646.5 million used to purchase predecessor stock at KKR Acquisition, $295.8 million to pay off our previously outstanding term loan, $56.3 million paid to holders of predecessor stock options, $30.0 million in the KKR Acquisition transaction costs, and $17.9 million in deferred financing costs.

Debt

In connection with the KKR Acquisition, we repaid our previously outstanding term loan on March 13, 2014 and entered into a new first lien credit agreement and a new second lien credit agreement. Our borrowings under the first lien credit agreement consist of $500.0 million initial term loans incurred in March 2014 and $325.0 million of incremental term loans, $150.0 million of which was incurred in May 2015 and $175.0 million of which was incurred in February 2017, each maturing on March 13, 2021. The description of our first lien term loans below gives effect to both May 2015 and February 2017 incremental term loans. The first lien credit agreement also provides for a $75.0 million revolving credit facility, which matures on March 13, 2019. A portion of the revolving credit facility is available for letters of credit and swingline loans. Substantially concurrent with this offering, we intend to amend our first lien revolving credit facility to increase its size and extend its maturity. See “Prospectus Summary—Recent Developments— Revolving Credit Facility Amendment.” The second lien credit agreement provides for $125.0 million term loan facility that matures on March 13, 2022. We intend to use the net proceeds to us from this offering to repay all outstanding aggregate amount of our second lien term loans and to repay approximately $190.0 million of the outstanding amount of our first lien term loans. See “Use of Proceeds.”

The following table sets forth the amounts owed under our first lien credit agreement and our second lien credit agreement, the effective interest rates on such outstanding amounts, and the amount available for additional borrowing thereunder, as of July 1, 2017:

($ in thousands)	Effective Interest Rate	Amount Outstanding	Amount Available for Additional Borrowing
First lien term loans	4.23%	$804,441	―
First lien revolving credit facility	4.00%	―	$69,500	(1)
Second lien term loans	6.98%	125,000	―
Total		$929,441	$69,500
(1)	At July 1, 2017, the amount available under our revolving credit facility reflected a reduction of $5.5 million of letters of credit.

The first lien term loans bear interest, at our election, at either 2.0% over “ABR” (as defined below) or 3.0% over the London Interbank Offered Rate, or LIBOR. The second lien term loans bear interest, at our election, at either 4.75% over ABR or 5.75% over LIBOR. In both the first lien and second lien credit agreements, ABR is defined as the highest of (i) the Federal Funds Effective Rate plus 0.5%, (ii) the prime rate of interest quoted by the respective administrative agents, or (iii) 30-day LIBOR plus 1.0%. Further, in both the first lien and second lien credit agreements, ABR may not be less than 2.0% and LIBOR may not be less than 1.0%.

The first lien credit agreement is payable in equal installments of $2.1 million on the last business day of each of our fiscal quarters. Commencing in 2015, we are required to prepay an amount equal to 50% of the preceding fiscal year’s excess cash flow, as defined in the first lien credit agreement. The required prepayment is reduced to 25% of the preceding year’s excess cash flow if our consolidated earnings before interest, tax, depreciation and amortization, or Credit Agreement EBITDA, ratio, as defined in the agreement, is less than or equal to 4.25 to 1.00. No prepayment is required if such ratio is less than or equal to 4.00 to 1.00. We have not been required to make a prepayment related to our current first lien credit agreement.

No principal payments are required under the second lien credit agreement until all of our obligations under the first lien credit agreement have been discharged.

Amounts borrowed under the revolving credit facility bear interest, at our election, at either 2.0% over ABR or 3.0% over LIBOR. These interest rate spreads will decline to 1.75% and 2.75%, respectively, if our consolidated Credit Agreement EBITDA ratio declines to 4.25 to 1.00 or less, and further decline to 1.50% and 2.50%, respectively, if such ratio declines to 3.75 to 1.00 or less. We may use up to $20 million of the revolving credit facility to issue letters of credit. Letter of credit fees are charged at the same rate as the then-applicable LIBOR spread for revolving loans. As of July 1, 2017, we had no outstanding revolving loan obligation and had $5.5 million in outstanding letters of credit related to the revolving credit facility. Our first lien credit agreement also provides that, if aggregate borrowings (inclusive of certain letters of credit) under our revolving credit facility exceed 30% of the total revolving commitment, the ratio of debt under our first lien credit agreement to Credit Agreement EBITDA may not, on the last day of the applicable measurement period, exceed 7.75 to 1.00.

The first lien and second lien credit agreements contain covenants that, among other things, limit our ability to incur additional debt, create liens against our assets, make acquisitions, pay dividends or distributions on our stock, merge or consolidate with another entity and transfer or sell assets. For a further description of our credit agreements, see “Description of Indebtedness.”

Interest rate derivatives

We are a party to three pay-fixed and receive-floating interest rate swap agreements to offset the variability of cash flows in LIBOR-indexed debt interest payments attributable to changes in the benchmark interest rate from March 13, 2017 to March 13, 2021 related to our first lien credit agreement and second lien credit agreement.

We recognize as assets or liabilities at fair value the estimated amounts we would receive or pay upon a termination of interest rate swaps prior to their scheduled expiration dates. The fair value was based on information that is model-driven and whose inputs were observable. Our cash flow hedge position related to interest rate derivative contracts is as follows (Successor):

($ in thousands)	Notional Amount	Final Maturity Date	Other payables and accrued expenses	Other liabilities	Accumulated Other Comprehensive Loss, Net of Tax
As of July 1, 2017	$500,000	March 2021	$9,100	$14,715	$14,605
As of December 31, 2016	$500,000	March 2021	$8,218	$15,518	$14,556
As of January 2, 2016	$500,000	March 2021	$—	$18,620	$11,284
As of January 3, 2015	$400,000	March 2021	$—	$11,555	$7,056

We designated these swap agreements as cash flow hedges at inception. Changes in the cash flows of each derivative are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the derivative’s notional amount, attributable to the hedged risk. We have not had any ineffectiveness related to these instruments since inception.

We are required to net settle monthly with counterparties beginning in the second quarter of fiscal year 2017. These settlements will result in the reclassification into earnings of losses that are reported in accumulated other comprehensive loss. See Notes 3 and 11 in the unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details relating to amounts reclassified or expected to be reclassified out of accumulated other comprehensive income into earnings for the six months ended July 1, 2017.

Capital Expenditures

($ in thousands)	Six Months Ended July 1, 2017	Fiscal Year 2016	Fiscal Year 2015	Full Year 2014(1)
New stores (owned brands)	$21,071	$41,509	$33,281	$27,042
Laboratories, distribution centers and optometric equipment	9,822	17,996	15,264	7,592
Maintenance and infrastructure	13,326	30,521	28,612	17,387
Total	$44,219	$90,026	$77,157	$52,021
(1)	Represents the combined capital expenditures of the Predecessor and the Successor periods for the full year 2014. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of capital expenditures for the full year 2014 to the other periods presented.

Contractual Obligations and Commercial Commitments

As of July 1, 2017, our lease commitments and contractual obligations are as follows:

($ in thousands)	2017	2018	2019	2020	2021	Thereafter	Total
Term loans(a)	$4,157	$8,315	$8,315	$8,315	$775,340	$125,000	$929,442
Revolving credit facility(b)	—	—	—	—	—	—	—
Estimated interest(c)	20,714	40,946	40,300	40,099	15,509	1,922	159,490
Non-cancelable operating leases(d)	37,614	64,324	53,428	41,238	27,373	64,384	288,361
Capital leases(e)	1,057	2,034	1,556	1,253	1,135	5,555	12,590
Other commitments(f)	1,600	4,300	3,300	—	—	—	9,200
Total	$65,142	$119,919	$106,899	$90,905	$819,357	$196,861	$1,399,083
(a)	The first lien credit agreement is payable in equal installments of $2.1 million on the last business day of each of our fiscal quarters. No principal payments are required under the second lien credit agreement until all of our obligations under the first lien credit agreement have been discharged. We intend to use the net proceeds from this offering to repay all $125.0 million outstanding aggregate amount of our second lien term loans and to repay approximately $190.0 million of our first lien term loans.
(b)	As of July 1, 2017, we had no outstanding revolving loan obligation and had $5.5 million in outstanding letters of credit under our first lien revolving credit facility.
(c)	We have estimated our interest payments on our term loans based on our current interest elections described in “Liquidity and Capital Resources.” Amounts and timing may be different from our estimated interest payments due to potential voluntary prepayments, borrowings and interest rate fluctuations. See “Liquidity and Capital Resources—Debt—Interest Rate Derivatives” above for details relating to expected obligations on our hedging instruments, which are excluded from estimated interest presented in the table above. We anticipate that our repayments using the net proceeds of this offering as described above will reduce our annual interest expense.
(d)	We lease our retail stores, optometric examination offices, distribution centers, office space, and all of our optical laboratories with the exception of our St. Cloud, Minnesota lab, which we own. The vast majority of our leases are classified as operating leases under current accounting guidance. Although rent expense on operating leases is recorded in SG&A on a straight-line basis over the term of the lease, contractual obligations above represent required cash payments.
(e)	For leases classified as capital leases, the capital lease asset is recorded as property and equipment and a corresponding amount is recorded as a long-term debt obligation in the consolidated balance sheets at an amount equal to the lesser of the net present value of minimum lease payments to be made over the lease term or the fair value of the property being leased. We allocate each lease payment between a reduction of the lease obligation and interest expense using the effective interest method. Capital lease amounts above represent required contractual cash payments in the periods presented.
(f)	Other commitments include contributions made to our philanthropic endeavors and marketing and promotional agreements.

Off-balance Sheet Arrangements

We follow U.S. GAAP in making the determination as to whether or not to record an asset or liability related to our arrangements with third parties. Consistent with current accounting guidance, we do not record an asset or liability associated with operating leases or with long-term marketing and promotional commitments. We have disclosed the amount of future commitments associated with these items in our consolidated financial statements. We are not a party to any other off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates our accounting policies, estimates and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of our critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in Note 1, Business and Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this prospectus.

Property and equipment

Property and equipment, or P&E, is stated at cost less accumulated depreciation. When we retire or otherwise dispose of P&E, the cost and related accumulated depreciation are removed from the accounts and record any gain or loss on sale of such assets. Major replacements, remodeling, or betterments are capitalized. Expenditures for maintenance and repairs are expensed.

Goodwill and intangible assets

Indefinite-lived, non-amortizing intangible assets include goodwill and our tradenames. Goodwill and tradenames are not amortized and are evaluated annually for impairment.

Definite-lived, amortizing intangible assets primarily consist of our contracts and relationships with certain retailers, and also our customer database tool. We amortize definite-lived identifiable intangible assets on a straight-line basis over their estimated useful lives, ranging from four to 23 years.

Fair Value Measurement of Assets and Liabilities (Non-Recurring Basis)

Non-financial assets such as P&E, intangible assets, and goodwill are subject to nonrecurring fair value measurements if impairment indicators are present. Factors we consider important that could trigger an impairment review include a significant under-performance relative to expected operating results, a significant or adverse change in customer business climate, or a significant negative industry or economic trend.

Impairment of P&E

We evaluate long-lived tangible store assets at an individual store level, which is the lowest level at which independent cash flows can be identified, when events or conditions indicate the carrying value of such assets may not be recoverable. If the store's projected undiscounted cash flows expected to be generated by the related assets over the remaining useful life are less than the carrying value of the related assets, we measure impairment based on a discounted cash flow model (Level 3 inputs) and record an impairment loss as the difference between carrying value and estimated fair value.

We assess non-store tangible assets, including capitalized software costs in use or under development, for impairment if events or changes in circumstances indicate that the carrying value of those assets may not be recoverable.

Impairment of goodwill and intangible assets

If impairment indicators related to amortizing intangible assets are present, we estimate cash flows expected to be generated over the remaining useful lives of the related assets based on current projections. If the projected undiscounted cash flows are less than the carrying value of the related assets, we measure impairment as the difference in carrying value and estimated fair value calculated using a discounted cash flow model.

We evaluate non-amortizing tradenames for impairment annually or whenever events or changes in circumstances indicate that those assets may be impaired. We use the relief-from-royalty method in our evaluations, whereby an estimated royalty rate is determined based on comparable licensing arrangements which is applied to the revenue projections for the applicable indefinite-lived tradename, and the estimated fair value is calculated using a discounted cash flow analysis. We record an impairment loss as the excess of carrying value over estimated fair value.

Historically, we have utilized a two-step process to test goodwill for impairment annually or whenever events or changes in circumstances indicate goodwill may be impaired. We consider each of our operating segments to be separate reporting units. We calculate the fair value of our reporting units primarily utilizing the income approach. The income approach is based on a discounted cash flow analysis and calculates the fair value of reporting units by estimating after-tax cash flows attributable to the reporting units and then discounting the after-tax cash flows using the weighted average cost of capital. The cash flows utilized in the discounted cash flow analysis are based on financial forecasts developed internally by management and require significant judgment. In the first quarter 2017, we adopted new guidance that eliminates the second step in the goodwill impairment analysis. Accordingly, our policy now requires us to record goodwill impairment in an amount by which a reporting unit’s carrying value exceeds its fair value not to exceed the carrying value of goodwill.

Revenue Recognition

Product revenues include sales of prescription and non-prescription eyewear, contact lenses and related accessories to retail customers and sales of inventory in which our customer is another retail entity. Revenues from services and plans include eye exams, discount club membership fees, product protection plans (i.e. warranties) and HMO membership fees. Service revenue also includes fees we earn for managing certain Vision Centers located in Walmart stores, for laboratory services to Walmart, and fulfillment fees earned by AC Lens.

Our retail customers generally make payments for prescription eyewear products at the time they place an order. Amounts we collect in advance for undelivered merchandise are reported as unearned revenue. Unearned revenue at the end of a reporting period is estimated based on delivery times throughout the concurrent month and generally ranges from four to ten days. For sales of in-store non-prescription eyewear and related accessories, and paid eye exams, we generally recognize revenue at the point of sale. Revenue is recognized net of sales taxes and returns. The returns allowance is based on historical return patterns.

Under our legacy agreements, we earn management fees as a result of providing services to our legacy partner.

At our America’s Best brand, our lead offer is two pairs of eyeglasses and a free eye exam for one low price (“two-pair deal”). We concluded the offer represents a multiple element arrangement. We have determined that the eye examinations sold to our America’s Best customers within its two-pair deal represent a separate unit of accounting. However, the arrangement with the customer requires delivery of acceptable prescription eyeglasses, otherwise we refund the entire price of the two-pair deal. As a result, we do not allocate revenue to the eye exam associated with the two-pair deal, and we record all revenue associated with the two-pair deal in net product sales when the customer has received and accepted the product.

We offer extended warranty plans that generally provide for repair and replacement of eyeglasses for a one- or two-year period after purchase. We offer three- and five-year service programs to our contact lens customers. In California, we offer 12-month HMO memberships through our subsidiary, FirstSight. We recognize service revenue under these programs on a straight-line basis over the warranty or service period. Amounts collected in advance for these programs are reported as deferred revenue.

Leases

We lease our owned & host stores, optometric examination offices, distribution centers, vehicles, office space and optical laboratories, with the exception of our St. Cloud, Minnesota lab, which we own. Rent expense on operating leases is recorded in SG&A on a straight-line basis over the term of the lease, commencing on the date we take possession of the leased property. Generally, we are required to pay base rent, real estate taxes, maintenance and insurance. Certain of our lease agreements include rent holidays and rent escalation provisions and may include contingent rent provisions for percentage of sales in excess of specified levels. We recognize rent holidays, including the time period during which we have control of the property prior to the opening of the store, as well as escalating rent provisions, as deferred rent expense and amortize these balances on a straight-line basis over the term of the lease.

For leases classified as capital leases, the capital lease asset is recorded as P&E and a corresponding amount is recorded as a long-term debt obligation at an amount equal to the lesser of the net present value of minimum lease payments to be made over the lease term or the fair value of the property being leased. We allocate each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

Tenant improvement allowances, or TIAs, are contractual amounts received by a lessee from a lessor for improvements made to leased properties by the lessee, and are amortized against rent expense over the life of the respective leases.

In the event a leased store is closed before the expiration of the associated lease, the discounted remaining lease obligation less estimated sublease rental income, asset impairment charges related to improvements and fixtures, inventory write-downs, and other miscellaneous closing costs associated with the disposal activity are recognized when the store closes.

Income Taxes

We account for deferred income taxes based on the asset and liability method. We must make certain estimates and judgments in determining income tax expense. We are required to determine the aggregate amount of income tax expense to accrue and the amount which will be currently payable or refundable based upon tax statutes of each jurisdiction in which we do business. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets also include future tax benefits to be derived from the utilization of tax loss carry-forwards and application of certain carry-forward credits. The net carrying amount of deferred income tax assets and liabilities is recorded in non-current deferred income tax liabilities.

Deferred income taxes are measured using enacted tax rates in effect for the years in which those differences are expected to be recovered or settled. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

A valuation allowance is recorded if it is more-likely-than-not that some portion of a deferred tax asset will not be realized. Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available.

We establish a liability for tax positions for which there is uncertainty as to whether the position will ultimately be sustained. We assess our tax positions by determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities, including resolution of any related appeals or litigation, based solely on the technical merits of the position. These calculations and assessments involve estimates and judgments because the ultimate tax outcomes are uncertain and future events are unpredictable.

Inventories

The cost of inventory is determined using the weighted average cost method. Inventories at retail stores are comprised of finished goods and are valued at the lower of cost or estimated net realizable value, or NRV. Manufacturing inventories are valued using full absorption accounting which includes material, labor, other variable costs, and other applicable manufacturing overhead. Inventory values are adjusted for estimated obsolescence and written down to NRV based on estimates of current and anticipated demand, customer preference, merchandise age, planned promotional activities, technology developments, market conditions, and estimates of future retail sales prices. Reserves for shrinkage are estimated and recorded throughout the period as a percentage of cost of inventory based on historical results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic physical counts.

Self-Insurance Accruals

We are primarily self-insured for workers' compensation, employee health benefits, and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability claims reserves based on available claims data, historical trends and experience, and projected ultimate costs of the claims. We periodically update our estimates and record such adjustments in the period in which such determination is made. Self-insurance reserves are recorded on an undiscounted basis.

Derivative Financial Instruments

We use interest rate swaps to manage our exposure to adverse fluctuations in interest rates by converting a portion of our debt portfolio from a floating rate to a fixed rate. We designate our interest rate swaps as cash flow hedges and formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions. We record all interest rate swaps in our consolidated balance sheets on a gross basis at fair value. We do not hold or enter into financial instruments for trading or speculative purposes.

The effective portion of the gain or loss on the derivatives is reclassified into earnings in the same period in which the hedged transaction affects earnings. The effective portion of the derivative represents the change in fair value of the hedge that offsets the change in fair value of the hedged item. To the extent changes in fair values of the instruments are not highly effective, the ineffective portion of the hedge is immediately recognized in earnings.

We perform periodic assessments of the effectiveness of our derivative contracts designated as hedges, including the possibility of counterparty default. We believe our derivative contracts will continue to be highly effective in offsetting changes in cash flow attributable to floating interest rate risk.

To manage credit risk associated with our interest rate hedging program, we select counterparties based on their credit ratings and limit our exposure to any single counterparty. The counterparties to our derivative contracts are major domestic financial institutions with investment grade credit ratings. We periodically monitor the credit risk of our counterparties and adjust our hedging position as appropriate. The impact of credit risk, as well as the ability of each party to fulfill its obligations under our derivative financial instruments, is considered in determining the fair value of the contracts. Credit risk has not had a significant effect on the fair value of our derivative contracts. We do not have any credit risk-related contingent features or collateral requirements with our derivative financial instruments.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. ASU 2014-09 provides new guidance related to the core principle that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. During 2016, the FASB issued additional ASUs to clarify certain aspects of ASU 2014-09, including ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016, and ASU 2016-10, Identifying Performance Obligations and Licensing in April 2016. The guidance is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within that fiscal year. We will adopt this new guidance in the first quarter of 2018, using the modified retrospective method. The most significant components of the new guidance to the Company relate to performance obligations surrounding our bundled product and service offerings and reporting revenue gross versus net related to our management & services agreement with our legacy partner. We do not expect the adoption of this new guidance to have a significant impact on the timing or amount of revenue recognized in our consolidated financial results, but we expect incremental additional disclosures in the notes to our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The new guidance establishes a right-of-use, or ROU, model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with such classification affecting the pattern of expense recognition in the statement of operations. The guidance is effective for fiscal years beginning after December 15, 2018, and interim reporting periods within that fiscal year. A modified transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We will adopt this new guidance in the first quarter of 2019. We are evaluating the impact of implementation of this new guidance on our consolidated financial statements, but expect that adoption will have a material impact to our total assets and liabilities since we have a significant number of operating leases not currently recognized on our consolidated balance sheets.

For additional information on recently issued accounting pronouncements, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Quantitative and qualitative disclosure of market risk

Interest rate risk

We have market risk exposure from changes in interest rates. We, when appropriate, use derivative financial instruments to mitigate the risk from such exposure. A discussion of our accounting policies for derivative financial instruments is included in Note 8, Interest Rate Derivatives, to our audited consolidated financial statements included elsewhere in this prospectus.

A substantial portion of our debt bears interest at variable rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. We also have bank line of credit at variable interest rates. The general levels of LIBOR affect interest expense. We periodically use interest rate swaps to manage such risk. The net amounts to be paid or received under interest rate swap agreements are accrued as interest rates change, and are recognized over the life of the swap agreements as an adjustment to interest expense from the underlying debt to which the swap is designated. The related amounts payable to, or receivable from, the contract counterparties are included in accrued liabilities or accounts receivable.

As of July 1, 2017, all of our $929.4 million in term loan debt was subject to variable interest rates, subject to a weighted average borrowing rate of 4.50%. After inclusion of the notional amount of $500.0 million of interest rate swaps fixing a portion of the variable rate debt, $429.4 million, or 46.2% of our debt is subject to variable rates. Assuming an increase to market rates of 1% as of July 1, 2017, we would incur an annual increase to interest expense of approximately $4.3 million related to debt subject to variable rates.

BUSINESS

Our Company

We are one of the largest and fastest growing optical retailers in the United States and a leader in the attractive value segment of the U.S. optical retail industry. We believe that vision is central to quality of life and that people deserve to see their best to live their best, no matter what their budget. Our mission is to make quality eye care and eyewear affordable and accessible to all Americans. We achieve this by providing eye exams, eyeglasses and contact lenses to cost-conscious and low-income consumers. We deliver exceptional value and convenience to our customers, with an opening price point that strives to be among the lowest in the industry, enabled by our low-cost operating platform. We reach our customers through a diverse portfolio of 980 retail stores across five brands and 19 consumer websites as of July 1, 2017.

We believe our focus on the value segment, breadth of product assortment, committed employees and consultative selling approach generate customer goodwill for our brands. By targeting the high-growth value segment, we have grown revenue at three times the rate of the U.S. optical retail industry over the past five years, gained significant market share and generated a record 62 consecutive quarters of positive comparable store sales growth. Our long-serving and motivated management team of optical retail experts has delivered a highly-consistent track record of strong results. The current team, averaging 23 years of optical or similar retail experience, has been a cohesive unit averaging 13 years at National Vision, with low senior management turnover.

The following chart depicts our comparable store sales growth:

(1)	2009 comparable store sales exclude sales from the Eyeglass World stores for the first six month “transition” period following our acquisition of Eyeglass World.
(2)	Comparable store sales growth in the third quarter of fiscal year 2011 was impacted by the near U.S. federal government shutdown and subsequent adverse impact on the consumer environment.

Our disciplined approach to new store openings, combined with our attractive store economics, has led to strong returns on investment. We believe these elements are the foundation for continued profitable growth from our existing store base, as well as a significant opportunity to deliver growth through new store openings. The following chart depicts our new store growth:

Note: Represents stores in operations across all five company brands at the end of each fiscal year or quarterly period.

The fundamentals of our model are:

•	Differentiated and Defensible Value Proposition. We believe our success is driven by our low prices, convenient locations, broad assortment of branded and private label merchandise and the high levels of in-store service provided by our well-trained and passionate store associates and vision care professionals. We believe our bundled offers, including two-pairs of eyeglasses plus an eye exam for $69.95 at America’s Best and two-pairs of eyeglasses for $78.00 at Eyeglass World, represent among the lowest price offerings of any national chain. Our ability to utilize national advertising will allow us to communicate this value proposition to a meaningfully greater number of current and potential customers. We believe that our value proposition will continue to drive comparable store sales growth as we attract new customers and increase loyalty with existing customers.
•	Recurring Revenue Characteristics. Eye care purchases are predominantly a medical necessity and are therefore considered non-discretionary in nature. We estimate that optical consumers typically replace their eyeglasses every two to three years, while contact lens customers typically order new lenses every six to twelve months, reflecting the predictability of these recurring purchase behaviors. This is further demonstrated by the customer mix of our mature stores, with existing customers representing 68% of total customers in 2016 and new customers representing the remaining 32% of total customers in 2016.
•	Attractive Store Economics and Embedded Earnings Growth. Over the last decade, we have opened 512 stores in the aggregate, including 487 stores under our America’s Best and Eyeglass World retail brands. Our store economics are based on low capital investment, steady ramping of sales in new locations, low operating costs and consistent sales volume and earnings growth in mature stores, which result in attractive returns on capital. From 2012 to 2016, we invested approximately $300,000 to $375,000 per store in furniture, fixtures, leaseholds and equipment for our new America’s Best stores and approximately $475,000 to $600,000 per store for our new Eyeglass World stores, in each case net of tenant incentives. America’s Best stores that were opened and operating at least twelve months during this period achieved revenues in their first year of approximately $750,000 to $1.2 million per store, equal to approximately 64% of the year five revenues of America’s Best stores that were opened in 2012 and operating through 2016. Eyeglass World stores that were opened and operating at least twelve months during this period achieved revenues in their first year of approximately $675,000 to $1.0 million per store, equal to approximately 60% of the year five revenues of Eyeglass World stores that were opened in 2012 and operating through 2016. On average, our owned stores achieve profitability shortly after their first-year opening anniversary and pay back invested capital in less than four years.

By consistently replicating the key characteristics of our store model, we execute a formula-based approach to opening new stores and managing existing stores, which has delivered predictable store performance across vintages, diverse geographies and new and existing markets. Over the past five years, we have opened 298 new stores that are currently at various stages of realizing full maturity. Historically, this maturation process has been consistent across our owned store base because of our systematic and replicated approach. We believe this leads to a high degree of visibility into the embedded earnings potential of our newly opened stores. For indicative purposes, assuming that each of our open but not mature America’s Best and Eyeglass World stores as of December 31, 2016 were able to attain the average fifth-year financial performance of our existing mature America’s Best and Eyeglass World stores, we would have generated an additional approximately $67 million of revenues and approximately $45 million of EBITDA for our owned & host segment in fiscal year 2016.

For fiscal years 2012 and 2013, full year 2014, fiscal year 2015 and fiscal year 2016, we generated total net revenue of $717 million, $840 million, $933 million, $1.1 billion and $1.2 billion, respectively, representing a CAGR of approximately 14% from fiscal year 2012 to fiscal year 2016. Our net income (loss) for these same periods was $0.7 million, $14 million, $(24) million, $4 million and $15 million, respectively. Our Adjusted EBITDA for these same periods was $80 million, $89 million, $82 million, $113 million and $138 million, respectively, representing a CAGR of approximately 15% from fiscal year 2012 to fiscal year 2016. Our Adjusted Net Income for these same periods was $9 million, $19 million, $9 million, $26 million and $33 million, respectively, representing a CAGR of approximately 40% from fiscal year 2012 to fiscal year 2016. For definitions of Adjusted EBITDA and Adjusted Net Income and a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income (loss), see “Prospectus Summary―Summary Historical Consolidated Financial and Other Data.”

Our Mission and Philanthropic Efforts

Our mission is to help people by making quality eye care and eyewear more affordable and accessible. Our financial success has helped fuel our ever-growing philanthropic engine. Through multiple charitable partnerships with organizations such as VisionSpring, RestoringVision and Vosh International, we have directly assisted approximately 800,000 individuals to see and have indirectly helped improve the vision of approximately 11.5 million individuals globally. In addition, we recently started a multi-year partnership with the Boys & Girls Clubs of America to provide free vision screenings, eye exams and eyeglasses to thousands of young Americans. We also work diligently to help a portion of the world’s population who live with uncorrected vision problems. Our philanthropic culture instills a sense of purpose and engagement in our employees, from in-store staff to senior management. Our employees feel pride in the positive work they are doing, which allows us to attract and retain both store associates and vision care professionals, thus improving the customer experience in our stores. In addition, our mission has been essential to the formation and retention of our cohesive management team, whose extensive experience and minimal turnover are unique components of our business success.

Our Business

We are well positioned to serve our new and existing customers through a diverse portfolio of 980 retail stores across five brands and 19 consumer websites as of July 1, 2017. We have two reportable segments: our owned & host segment and our legacy segment. Our owned & host segment includes our two owned brands, America’s Best and Eyeglass World, and our Vista Optical locations in Fred Meyer stores. Within this segment, we also provide low-cost vision care products and services to American military service members by operating Vista Optical locations on military bases across the country. Our legacy segment consists of our 27-year strategic relationship with Walmart to operate Vision Centers in select Walmart stores. In addition, our wholly-owned subsidiary, FirstSight, arranges for the provision of optometric services at almost all of the optometric offices next to Walmart and Sam’s Club stores in California. We support our owned brands and our Vista Optical military operations through our ever-evolving omni-channel offerings and we also have an established standalone e-commerce business. Our e-commerce platform serves our proprietary e-commerce websites and the e-commerce websites of third parties, including Walmart, Sam’s Club and Giant Eagle. The following table provides an overview of our portfolio of brands:

Overview of Our Brands and Omni-channel & E-commerce Platform

Note: Store count as of July 1, 2017. SKU figures refer to eyeglass frame SKUs. ODs are Doctors of Optometry.

(1)	Vista Optical in Fred Meyers stores does not offer omni-channel services.

All of our brands leverage our highly-efficient centralized laboratory network and distribution system, which helps us minimize production and distribution costs. As one of the largest purchasers of eyeglass frames, optical lenses and contact lenses in the United States, we also benefit from centralized procurement efforts and purchasing economies of scale.

Our stores present our products in an inviting and engaging atmosphere. Our merchandise is showcased to highlight the products and maximize the appeal of our image and brands. Our stores are clean and spacious, with orderly merchandising and strategic product placements to optimize our selling space, increase productivity and optimize customer flow. We utilize display samples to foster customer interaction with products, while providing price transparency and simplicity. We provide a hands-on, solutions-based service approach and further enhance the customer’s store experience with convenient, time-saving and value-added services.

Our America’s Best Brand. America’s Best strives to be the value leader in virtually every market in which it operates. Its signature offer of two pairs of eyeglasses for $69.95, including a free eye exam, is typically priced significantly lower than the competition on a per-pair basis and provides customers with a wide selection of frame choices at this entry point. In America’s Best stores, vision care services are provided by optometrists employed either by us or by independent professional corporations. This model facilitates the brand’s bundled offer and its Eyecare Club programs, which offer two free eye exams per year for the duration of the membership plus a discount on replacement contact lenses and eyeglasses. By leveraging our efficient centralized laboratory network, America’s Best stores are able to minimize processing costs and drive significant economies of scale. These stores typically stock approximately 1,320 eyeglass frame SKUs, including imports from low-cost overseas manufacturers, higher-margin private label brands and deeply discounted well-known frame brands. America’s Best stores, which average 3,500 square feet, are primarily located in high-traffic strip centers next to similar off-price designer retailers, such as Marshalls stores.

Our Eyeglass World Brand. Eyeglass World also offers a value price point for customers, with an opening offer of “two pairs of eyeglasses for $78” and eye exams starting at $39. This brand is positioned as an eyeglass superstore that caters to a more cost-conscious customer base, with a broader selection of designer brands and price points, and offers more personalized levels of service. We source eyeglass frames for our Eyeglass World stores from leading designer brands, private label manufacturers, overstock inventories and low-cost overseas manufacturers. Eyeglass World locations offer eye exams, primarily from independent optometrists, and have on-site laboratories that enable stores to quickly fulfill customer orders and make repairs. On-site laboratories can process a variety of lens options, with same-day service. Lens orders that are not completed in-store are completed by our centralized laboratory network. Due to the wider brand selection and on-site laboratories, Eyeglass World stores are larger, averaging approximately 4,500 square feet and typically stocking approximately 1,935 eyeglass frame SKUs. These stores are primarily located in freestanding or in-line locations near high-foot-traffic shopping centers.

Our Partner Brands. We have three partner brands consisting of 227 Vision Centers in Walmart stores across the country, 57 Vista Optical locations on military bases and 29 Vista Optical locations within Fred Meyer stores as of July 1, 2017. We have strong, long-standing relationships with these partners. Our strategic relationship with Walmart extends over 27 years and our partnerships with Fred Meyer and the U.S. military have been maintained for over 18 years. Our partner brands all compete within the value segment of the U.S. optical retail industry, with a starting price point for a pair of eyeglasses in the $38 to $99 range. These brands combine a broad selection of products and attentive customer service with the convenience of one-stop shopping. These brands also utilize our centralized laboratories and provide eye exams principally by independent optometrists in nearly all locations. Our partner brands are attractive businesses with relatively light capital requirements.

Our Omni-Channel and E-Commerce Platforms. We offer our customers an engaging digital shopping experience through an established platform of four store websites, three of which are omni-channel, and 15 dedicated e-commerce consumer websites. Our three omni-channel websites augment our America’s Best, Eyeglass World and Vista Optical in military brands and provide a customer experience that extends across our in-store, mobile and e-commerce channels. We offer a range of services to customers, including eyeglass purchasing for our America’s Best stores and Vista Optical locations on U.S. military bases, online scheduling and appointment reminders, contact lens purchasing, “buy-in-store and ship-to-home” capabilities, online frame browsing and virtual frame try-on, among others. Our omni-channel offerings work in concert with these brands to enhance the overall quality of the customer experience.

Our 15 dedicated e-commerce websites are managed by our subsidiary, AC Lens. AC Lens operates seven proprietary branded websites, including aclens.com and discountcontacts.com. In addition, AC Lens operates and provides support services for eight third-party websites owned by other companies, including Walmart, Sam’s Club and Giant Eagle. AC Lens handles site management, customer relationship management and order fulfillment and also sells a wide variety of contact lenses, eyeglasses and eye care accessories. In the aggregate, sales from our omni-channel and e-commerce platforms represented approximately 4% of our net revenue in fiscal year 2016.

Our Industry

The U.S. optical retail industry, defined by Vision Monday to include optical retailers’ revenues from the sales of products (including managed vision care benefit revenues and omni-channel and e-commerce sales) and eye care services provided by vision care professionals, including eye exams, is a $35 billion industry that has exhibited consistent, stable growth across economic cycles. According to Vision Monday, over the period from 2007 to 2016, the industry grew from $26 billion to $35 billion in annual sales, representing a CAGR of 3.4%. The industry experienced only a modest decline of approximately 3.8% during the 2008 to 2009 recession and rebounded with robust post-recession sales growth of 4.6% CAGR from 2009 to 2016, according to Vision Monday. We believe the ability to see well is a necessity, not a discretionary decision. The steady growth of the industry and its resilience to economic cycles is due in large part to the medical, non-discretionary and recurring nature of eye care purchases.

Size of U.S. Optical Retail Market ($ in billion)

The majority of eyewear purchases are driven by need, with two primary drivers of demand: (i) diminishing eyesight with increasing age, causing new customers to buy corrective eyewear and (ii) a steady and consistent replacement cycle, as customers frequently replace or purchase new eyewear for a variety of reasons, including changes in prescriptions, fashion trends and necessity (e.g., lost or broken eyewear).

The need for eyesight correction is diagnosed through eye tests and eye exams. Generally, the need for vision correction results from one of a number of conditions, such as:

•	Myopia, or nearsightedness, which is the most common refractive vision condition. Individuals with myopia struggle to identify objects at a distance.
•	Hyperopia, or farsightedness, which is a condition in which objects at a distance can be seen with precision, but objects closer to the eye are difficult to discern.
•	Presbyopia, which is an age-related condition that generally begins around the age of 40. People suffering from presbyopia struggle to read text at a close distance, for example, books, screens and newspapers.
•	Astigmatism, which is a condition that causes blurred vision. It is caused by an irregularly shaped cornea.
•	UV Damage, which occurs when the eyes are exposed to excessive amounts of ultraviolet radiation. UV rays can cause specific optical conditions such as cataracts, macular degeneration and other forms of vision loss.

We anticipate that there are four key secular growth trends that will continue to contribute to the stability and growth of the U.S. optical retail industry:

•	Aging Population. According to The Vision Council, approximately 76% of adults in the United States used some form of vision correction as of September 2016. At age 45, the need for vision correction begins to increase significantly, with approximately 86% of adults in the United States between the ages of 45 and 54 and approximately 92% of adults in the United States aged 55 and older using vision correction, according to The Vision Council. As the U.S. population ages and life expectancy increases, the pool of potential customers and opportunities for repeat purchases in the optical retail industry are anticipated to rise. In 2014, the U.S. Census Bureau estimated that approximately 42% of the U.S. population would be 45 years old or older by 2020 (the 0.9% increase from 2015 population projections implies an additional 8.4 million adults will enter this 45-plus demographic by 2020). Given that eyesight deteriorates progressively with age, aging of the U.S. population should result in incremental sales of eyewear and related accessories.

•	Frequent Replacement Cycle. The repetitive and predictable nature of customer behavior results in a significant volume of recurring revenue for the optical retail industry. The purchasing cycle of vision correction devices is closely tied to the frequency with which consumers obtain eye exams. Most optometrists recommend annual eye exams as a preventive measure against serious eye conditions and to help patients identify changes in their vision correction needs. According to The Vision Council, an estimated 189 million people in the United States using vision correction devices in 2015 received nearly 114 million eye exams that year, implying an average interval between exams of 20 months. The interval between exams contributes to the industry’s stability and shortening this interval represents an opportunity to increase the frequency of customer purchases. A collection of 21 optical industry leaders, including us, have supported the multi-million dollar national advertising campaign, “Think About Your Eyes,” which is designed to encourage consumers to schedule an eye exam, among other things. According to The Vision Council, the national multimedia campaign generated more than 1.3 billion impressions in 2016 and the website received more than 2.8 million visitors since the campaign launched. According to the American Optometric Association, in 2015, nearly 828,500 additional eye exams were attributable to the campaign.
•	Increased Usage of Computer and Mobile Screens. Due to the proliferation of smartphones, laptops and tablets, the U.S. population has experienced a dramatic increase in the amount of time spent viewing electronic screens. According to The Vision Council, almost 90% of Americans use digital devices for two or more hours each day, with almost 60% using them for five or more hours each day and approximately 70% using multiple devices simultaneously. This is anticipated to result in a larger percentage of the population suffering from screen-related vision problems, driving incremental sales of vision correction devices, such as traditional eyeglasses and contact lenses, as well as higher margin products designed specifically to counteract the effect of looking at screens for prolonged stretches of time.
•	Growing Focus on Health and Wellness. The optical retail industry is poised to benefit from expansive trends underlying an increasing societal focus on health and wellness. Consumers want personalized solutions that allow them to make informed decisions about their health. Additionally, rising healthcare costs are driving a growing emphasis on preventative healthcare. Eye exams can detect a host of physical ailments, such as hypertension or diabetes, and are one of the most inexpensive and effective forms of detection for many of these issues. As consumers continue to develop greater awareness of health and wellness issues, there is an opportunity for retailers that are able to offer personalized, inexpensive, health-oriented products and services that can increase quality of life and reduce an individual’s overall level of healthcare expenditures. Furthermore, this increased focus on health means that people are living longer, which increases the overall demand for vision care and the frequency with which people visit their eye care practitioners for vision care products and services.

Value Chains Gaining Market Share in Optical Retail Industry

Providing consumers with quality vision care and products involves multiple steps and several parties. In the process of purchasing vision care products a consumer will interact directly with eye care practitioners who prescribe (and may also dispense) products. Consumers may likewise interact with optical retail outlets who retail and dispense products, and may offer on-site optometry services to increase customers’ convenience. Retailers also assist consumers in selecting and fitting vision care products, and directly or through third parties, manufacture and finish vision care products and their components. As part of the purchase, the consumer and retailer may interact with an insurance company or managed vision care provider. Further, vision care and optical retail require compliance with numerous regulations, which often vary by state. The industry experience and knowledge to initiate and maintain relationships across all of these parties is crucial to the success of optical retailers.

There are several types of optical retailers with differing approaches to fulfilling consumer needs at each step of the vision care process. The types of optical retailers include:

•	Independent eye care practitioners: Optometrists and some ophthalmologists that practice independently often sell corrective lenses. They rely on relationships with outsourced optical laboratories and distributors that represent lens, frame and contact lens manufacturers. They source clients mainly through word-of-mouth, local advertising and managed care arrangements.
•	Multi-doctor purchasing alliances: Multiple independent optometrists and/or ophthalmologists form an alliance to provide competitive advantages to each member of the network. The eye care practitioners in the network benefit from purchasing power synergies with vendors, network brand identification to drive new customer traffic, strategic marketing, best practice education and a number of other services. Leveraging these tools, each independent eye care practitioner can offer more comprehensive eye care to their patients.
•	National and regional optical retail chains: Multiple optical retail chains operate freestanding and mall stores under one or more brands. These retailers are positioned to target a range of consumers across price points, from value to premium. This category includes smaller chains with stores concentrated in a particular geographic region, as well as national chains with store footprints across the United States.
•	Mass merchant / Warehouse club retail chains: Frequently, mass merchant and warehouse club chains seek to offer vision care products in order to offer consumers a “one-stop shop” value proposition. These optical offerings are often set up as “shop-in-shop” host arrangements, whereby an optical retailer will operate its own store within the context of a larger mass merchandise or warehouse club store. These host arrangements fulfill customers’ desire for convenience, customer service and competitive value and leverage the retail chain’s scale and expertise to source desirable products from a wide range of corrective lens and frame manufacturers.
•	E-commerce: Because of the prescription requirements, fit and fashion aspects of eyewear purchases, online purchases of eye care products represent a small portion of industry sales and the majority of e-commerce activity derives from recurring purchases such as daily use contact lenses. There are retailers that operate exclusively online, but many retail chains also offer some e-commerce capabilities to complement physical stores. E-commerce enables retailers to save on operating costs and capital expenditures associated with physical stores, and also to offer a wider selection of products as inventory can be centralized. E-commerce retailers most frequently use digital advertising strategies to attract customers.

Some optical retail chains, like us, have vertically integrated some or all of the sectors of the industry. However, the industry remains highly fragmented.

Several key factors drive the changing dynamics across the optical retail market:

•	Optical Retail Chains Gaining Market Share From Independents. National and regional optical retail chains continue to gradually gain share from independent vision care providers, benefitting from economies of scale that are unavailable to smaller players. This includes benefits related to purchasing advantages, marketing advantages and leveraging management capabilities across a larger revenue base. Additionally, customers desire the convenience of a one-stop shop with a broad product selection, strong customer service and competitive prices. As a result of these factors, larger optical retailers have gained market share from independent practitioners over the past approximately 20 years, with total market share of the ten largest optical retailers in the United States increasing from 18% in 1992 to 32% in 2016, as shown in the chart below. Despite this growth, the top ten optical retailers still have a relatively small share of the overall market and the largest optical retailers are well-positioned to continue increasing their share.

•	Value Chains Are Growing Faster Than Industry. According to Vision Monday estimates, from 2007 to 2016, the value segment of the U.S. optical retail industry grew at a CAGR of 6.6%, nearly twice the rate of the broader optical retail industry. Increased consumer cost consciousness has shifted market share toward value optical retail chains and mass merchants that serve the value segment, as shown in the chart below. To the extent this trend continues, the value segment is expected to continue to outpace overall industry growth.

Source: Vision Monday

•	E-commerce. The optical retail industry is currently underpenetrated in the e-commerce channel relative to other categories of retail. According to the U.S. Census Bureau, e-commerce represented more than 8.1% of 2016 retail sales. The Vision Council estimates that in the 12-month period ended September 2016, U.S. e-commerce sales as a percentage of the total optical retail industry was only 4.4%, with approximately 4.1% of eyeglass purchases made online and approximately 18.9% of all contact lenses purchases made online. This is due to inherent penetration barriers that make optical retail better suited for omni-channel offerings rather than pure e-commerce. Eye exams typically require in-person visits to eye care practitioners or stores and customers generally want to try eyeglasses on before purchasing as slight changes in style, size and color can make a meaningful difference to the functionality and visual appeal of the frame. Lastly, service and sales consultations are a key part of the vision corrective product purchase, which cannot be replicated online. Due to the more commoditized nature of contact lenses (i.e., every box with a certain prescription by a certain manufacturer is the same) and to the more frequent purchase cycle, contact lenses lend themselves more to online purchases than do eyeglasses. However, contact lens prescriptions are typically valid for only one or two years, depending on state law, and as such, contact lens users frequently need to return to eye care practitioners or stores for a prescription update. Such visits are an opportunity to sell an annual supply of contact lenses to the customer.

Optometrists, Ophthalmologists and Opticians

Within the vision care industry, there are multiple providers of eye care and vision services, including optometrists, ophthalmologists and opticians.

•	Optometrists are healthcare professionals who have received a four-year doctor of optometry, or OD, degree and are licensed to perform vision tests, prescribe and dispense vision correction devices such as eyeglasses and contact lenses, perform diagnostic eye exams and prescribe certain types of ocular medication. In a few states, optometrists may also perform surgery.
•	Ophthalmologists are medical doctors specializing in vision and eye care. These doctors are licensed to prescribe medication and perform surgery and may also perform eye exams and dispense vision correction products.
•	Opticians are technicians who use prescriptions written by optometrists or ophthalmologists to dispense corrective eyeglasses and contact lenses. However, they are not licensed to diagnose or treat ocular conditions.

As of 2012, according to Jobson Medical Information estimates, there were approximately 40,000 optometrists and approximately 18,000 ophthalmologists in the United States. As shown below, these approximately 40,000 optometrists worked in a variety of practice settings, ranging from independent practices to optical chain affiliation to government employment.

Optometrists by Primary Practice Setting, 2012
	Number (000’s)	% of Total
Independent Practice	22.8	57%
Optical Chain Affiliation	9.6	24%
Ophthalmology Practice	3.3	8%
Other Medical	2.0	5%
Government	1.9	5%
Other	0.4	1%
Total	40.0	100%

Source: American Optometric Association

According to the Association of Schools and Colleges of Optometry, or ASCO, there are currently 22 optometry schools in the United States and Puerto Rico. According to ASCO, the 2016 graduating class of 1,666 represents an increase in size of approximately 7% from the 2015 graduating class of 1,557 and an increase of approximately 23% from the 2010 graduating class of 1,356. In addition, the number of optometry schools has been mostly flat in recent years.

The ability to recruit sufficient optometry talent is crucial to success for optical retailers. We believe that the high cost of optometry programs will aid us in recruiting optometrists. According to ASCO, in academic year 2016-2017, the average total cost for tuition, fees, books and instruments for a first-year non-resident student totaled $48,426 for public schools and $41,910 for private schools, and for a first-year resident student totaled $30,614 for public schools and $40,417 for private schools. This high cost of attendance has led to significant student debt burdens for many students graduating from optometry programs. As a result, we expect that an increasing number of optometry graduates will turn to corporate affiliations rather than independent practices for employment.

Product Categories and Suppliers

The optical retail market consists of multiple product categories, including vision correction devices such as eyeglass lenses, frames and contact lenses and other products and services, including sunglasses, eyeglass accessories and refractive surgery.

Source: The Vision Council

•	Eyeglass frames are generally available in a wide range of materials, styles, designs and brands. The most common materials used to manufacture frames include plastic, cellulose acetate and metal. For many customers, eyeglasses are not only an eye care solution but also a fashion accessory, and therefore brand and aesthetics are important factors in customers’ purchasing decisions. There are many recognized eyeglass frame brands, some of which are controlled by vertically-integrated optical retail chains. There are numerous suppliers that offer unbranded, white-label or generic eyeglass frames.
•	Eyeglass lenses are manufactured using a range of standard and proprietary organic and inorganic materials. Customers generally have the option of selecting individualized features such as lightweight designs, photochromatic capabilities and special coatings for ultraviolet protection, anti-fog, anti-reflection, anti-scratch protection. There are several global manufacturers of lenses, with some additionally offering integrated lens finishing services through owned optical laboratories.
•	Contact lenses are available in soft or rigid formats. Soft lenses are typically made from silicone hydrogels and are often characterized by the period of use (primarily daily disposable or monthly reusable). Rigid lenses are typically made with oxygen-permeable polymers and can often be used for several years without replacement. Contact lenses are primarily manufactured by a relatively concentrated group of four major suppliers. Re-useable contact lenses require the regular use of cleaning solutions. Demand for contact lenses is driven by structural growth, as more consumers come to recognize the benefits of the more comfortable modern lenses and existing contact lens users switch to monthly, weekly or daily disposable lenses. Despite the attractiveness of contact lens usage, most consumers do not rely exclusively on contact lenses, opting to also purchase traditional eyeglasses for secondary use.
•	Sunglasses are also sold by many optical retailers. These sunglasses can come with or without prescription lenses, and are worn both for fashion and protection of the eyes from UV rays. Sunglasses are more of a discretionary purchase than prescription eyewear, and sales of sunglasses are therefore more sensitive to the economic environment. According to The Vision Council, for most optical retailers (as opposed to non-prescription sunglass retailers), prescription sunglasses make up the majority of their sunglass sales.
•	Refractive surgery offers a permanent solution to vision correction problems. The most common refractive surgical procedures are LASIK and PRK. Both technologies utilize lasers to reshape the curvature of the cornea. Due to the high cost, lack of insurance coverage, potential for side effects and invasive nature of the procedures, refractive surgery as a method of vision correction has low penetration relative to traditional eyeglasses or contact lenses.

Optical Laboratories

Optical laboratories transform semi-finished and finished lenses to match the specifications from an optician or prescriber’s order and fit them into the requested eyeglass frames. The process entails surfacing and polishing the lens, followed by the application of any requested special coatings. Some retailers have in-store laboratories to provide convenience and speed to customers. Laboratories can also be operated on a centralized basis by the retailer or on an outsourced basis, offering economies of scale and expertise across a wide range of lens types and prescriptions.

Third Party Payors

Similar to other healthcare services, optical retail chains often receive payment for services and products from third parties, including managed vision care programs, other insurance programs and government healthcare programs such as Medicare and Medicaid. Managed care has become increasingly important to the optical retail industry. Managed vision care programs provide benefits across all optical retail sales channels, including independent eye care practitioners and national and regional chains, though some managed care programs are affiliated with specific integrated optical retail chains. According to The Vision Council, managed care accounts for a substantial percentage of sales of prescription eyeglasses and, in the 12 months ended September 30, 2016, approximately half of the U.S. adult population surveyed stated they were enrolled in vision care plans. Moreover, the enrolled child population is increasing, as federal health care reform includes pediatric vision as a covered benefit. These trends could be reversed, however, if federal health care reform is repealed or its scope is reduced.

Our Competitive Advantages

We are one of the largest and fastest growing optical retailers in the United States and a leader in the attractive value segment of the U.S. optical retail industry. We believe that a number of factors have established our market-leading position and differentiate us from our competitors. These include: our value positioning and compelling customer offers, decades of brand building, low-cost operating model, store network and portfolio of brands, size and scale, strong industry partnerships, highly-experienced management team and disciplined real estate strategy, among others.

Highly-differentiated and Defensible Value Proposition. Our value price positioning extends across our entire portfolio of brands. We offer among the lowest price points in the optical retail industry and this highly-compelling customer value positioning has been a critical driver of our outsized market share gains and revenue growth. Through its arrangements with individual optometrists or professional corporations owned by eye care practitioners, America’s Best is able to offer customers two distinctive bundled eyewear pricing offers: (i) the two pairs of eyeglasses offer for $69.95, including an eye exam, and (ii) the Eyecare Club program, which offers several years of eye exams plus a discount on products for a low price. In addition, Eyeglass World’s opening price point offer of two pairs of eyeglasses for $78.00 is among the lowest in our industry. Based on a recent study of leading optical retailers and based on these bundled offers, we believe that America’s Best and Eyeglass World’s opening price points for eyeglasses and an eye exam are currently 74% and 37% lower on a per-pair basis than the next lowest retailer surveyed and 82% and 56% lower than the average of independent retailers surveyed, respectively, each as indicated in the chart below:

Price for Exam + Single Pair of Glasses

Note: One-pair price for “two-pair shops” calculated by dividing “two-pair price” by two and adding back exam price. For retailers who do not provide eye exams, the average exam price of the other retailers shown has been used.

Source: Haynes and Company Research Study (2016). KKR Capstone analysis.

We are also committed to providing our customers with high levels of in-store customer service and a convenient and compelling shopping experience. On-site optometrists enable a convenient one-stop shop for the clinically-assisted sale of eye exams and eyewear and attract customers. The quality care provided by vision care professionals is then complemented by our highly-trained in-store sales associates. Through one-on-one consultations, we can better understand the complete scope of our customers’ needs and recommend the appropriate products and services. Our customers are then able to choose from a broad assortment of frames, including high-quality designer and private label frames, and contact lenses. We believe that the comprehensive proposition of our value pricing, the breadth and quality of our product mix and high levels of customer service drive repeat visits and customer loyalty, engagement and ambassadorship.

Our optical retail offerings are also more defensible to potential e-commerce pressure relative to other categories of retail. This is due to inherent penetration barriers that make optical retail better suited for omni-channel offerings rather than pure e-commerce. Eye exams typically require in-person visits to eye care practitioners or stores and customers generally want to try eyeglasses on before purchasing, as slight changes in style, size and color can make a meaningful difference to the functionality and visual appeal of the eyeglass frame. Lastly, the service and sales consultations provided by our on-site vision care professionals and in-store associates are a key part of the vision correction product purchase process, which cannot be replicated online.

Leading Low-cost Operating Model. Our low-cost structure allows us to maintain our low prices to our customers while generating attractive margins. This low-cost structure is a result of our highly-efficient laboratory network and manufacturing capabilities. Orders are routed via a centralized proprietary system to the appropriate processing laboratory, minimizing cost and delivery time. Through a combination of volume increases, continuous operating efficiency improvements and implementation of technological enhancements across our laboratory network, we have increased the number of orders processed through our laboratory network by more than 100% and reduced the cost per job by 13% from fiscal year 2009 to fiscal year 2016. This has allowed us to maintain our introductory offer of two-pairs of eyeglasses and an eye exam for $69.95 at America’s Best for over ten years.

Further, as one of the largest purchasers of eyeglass frames and contact lenses in the United States, we benefit from procurement and cost advantages. Additionally, we have enhanced our supply chain process and related vendor relationships to allow us to source high-quality frames at low prices. By strategically placing our new stores in or near high traffic “strip centers” and shopping locations, we avoid paying the high rents associated with malls. Our real estate strategy clusters stores within the same markets, allowing us to leverage our advertising spend. We maintain a flexible in-store labor cost structure that helps us achieve consistent profitability across a range of sales levels and a variety of markets. We also operate an efficient corporate office that centrally standardizes all major decisions related to merchandising, pricing, product assortment and allocation. As a result of these factors, we are able to drive attractive profitable growth while maintaining industry-low prices for our customers.

Best-in-class Management Team With Deep Optical Experience. Our company is led by a highly-accomplished and proven management team with deep expertise. The current team is one of the longest-tenured in the optical retail industry, averaging 23 years of optical or similar retail experience. Importantly, many of our management team members have come from the optical industry, providing great insight. Our management team has also been a cohesive unit, with an average of 13 years at National Vision and low senior management turnover. Collectively, this team has a wide range of experience across optical merchandising, store openings, customer engagement, operations, omni-channel platform and technology. Combining this operational expertise with a finely-tuned formulaic playbook, management has achieved an impressive long-term track record of significant industry outperformance and generated positive comparable store sales growth in every quarter since 2002, when this management team took over, including during periods of economic contraction.

Diverse Portfolio of Attractive Brands. We have a differentiated collection of five complementary brands, four of which are supported by either our omni-channel or e-commerce platform that all target the fast-growing value segment within the U.S. optical retail industry. With an aggregate 980 retail stores and 19 consumer websites as of July 1, 2017, the size and scale of our brand portfolio provide us high proximity to customers and allow us to engage customers across a variety of sales channels. We believe these brands collectively constitute a portfolio with both attractive economics and growth potential. America’s Best and Eyeglass World, our owned brands, have been the primary source of our store growth. Our partner brands (Vision Centers in Walmart and Vista Optical in Fred Meyer stores and on U.S. military bases) are based in well-known, high-traffic environments, exhibit low capital intensity and generate reliable cash flow. Our omni-channel and e-commerce platforms allow us to capture digital sales and serve as an educational resource for our customers. Our omni-channel platform also allows us to deliver several customer convenience capabilities, such as online scheduling and reminders for eye exams, purchases and shipping of contact lenses and eyeglasses, online frame browsing and virtual frame try-on, among others. In the aggregate, we believe that this diverse combination of brands exhibits a strong economic profile that combines robust growth potential with significant free cash flow generation.

Proven Real Estate Site Selection Process. We locate our owned stores in highly-desirable retail developments surrounded by dense concentrations of our target customers. We maintain a disciplined approach to new store growth and perform comprehensive market research before selecting a new site based on customer demographics and data from our existing customer database. Our data-driven approach, desirable locations and consistent new store model have resulted in strong performance across our store base. We have rarely closed or relocated a store due to underperformance, and our five-year rolling average new store success rate—defined as the percentage of stores opened in the last five years that are still open—was 99% as of July 1, 2017. We have long-standing relationships with many leading commercial real estate firms and believe that we are a preferred tenant given our brands and the high volume of customers that visit our stores. As a result, we believe we will continue to have access to desirable retail sites.

Strong Partnerships With Retail Partners and Vendors. We have developed extensive and long-term strategic relationships with our frame and lens suppliers, our host and legacy partners and managed vision care companies. Our highly-experienced procurement team leverages long-standing relationships with our vendors to source all of our products. Our strong vendor relationships and scale allow us to maintain broad, on-trend assortments, competitive pricing and favorable payment terms. We have maintained and broadened relationships with our host and legacy partners over several decades. For example, in 2012, we expanded our relationship with Walmart to manage walmartcontacts.com and samsclubcontacts.com and to undertake the back-end logistics and fulfilment services for Walmart’s “ship-to-home” contact lens sales and for virtually all of Sam’s Club contact lens orders. Our host and legacy partnerships enjoy operational efficiencies, which rely on our centralized laboratory network and best practices implemented over the course of these long partnerships. We have also developed strong relationships with managed vision care companies through our network of stores, efficient billing and focus on value. We continually seek to partner with additional managed vision care payors, and to increase participation in our partners’ networks. We believe that our above-market growth is also an attractive growth driver for our business partners and positions us as a preferred retailer for key vendors and industry partners.

Deep Experience with the Regulatory Complexity of the Optical Industry. There are extensive and diverse sets of laws and regulations governing the provision of vision care. As a result, regulatory compliance for optical retailers in the United States is complicated and time-consuming, involving many regulatory bodies and licensing agencies at both the federal and state levels. We believe that our deep knowledge of the optical regulatory framework and our significant compliance experience provide us with an important competitive advantage. We also believe that these compliance and licensure requirements, and related costs, serve as a significant hurdle for potential new entrants into the optical retail industry.

Our Growth Strategies

Our history of profitable growth is founded on a commitment to a relatively simple business model: providing exceptional value and convenience to customers, enabled by our low-cost operating platform. We believe that we have the right strategy and execution capabilities to capitalize on the substantial growth opportunities afforded by our business model. We intend to further drive growth from five distinct sources: growing our store base, increasing comparable store sales, optimizing our existing business, leveraging technology and exploiting strategic opportunities.

Grow Our Store Base. We believe that our expansion opportunities in the United States are significant. We have adopted a disciplined expansion strategy designed to leverage the strengths of our compelling and distinct value proposition and recognized America’s Best and Eyeglass World brand names to develop new stores successfully in an array of markets that are primed for growth, including new, existing, small and large markets. We believe that our consistent track record of successfully opening stores across vintages, geographies and markets demonstrates our ability to further increase our store count. In the aggregate, we have opened 458 stores on a net basis (opened 512 new stores and closed 54 stores) over the last decade and in the past three years, we have increased our new store growth to 75 new stores per annum. Historically, we have self-funded our new store growth from operating cash flows. Our rigorous analytical approach to site selection combines detailed customer demographic data with other store-specific variables and maps this data against existing store performance. We have an established partnership with a third party real estate firm to evaluate potential new America’s Best and Eyeglass World stores and our analysis suggests that we can grow America’s Best to at least 1,000 stores and Eyeglass World to at least 850 stores. These two brands can grow from approximately 670 stores at present to a total of at least 1,850 stores, with similar economics to the existing store base. In the near term, our primary focus will be to open new America’s Best stores, most notably in California, with a longer-term focus on expanding our Eyeglass World store footprint. To successfully open and operate these stores, we will need to attract a sufficient number of optometrists. Our management team includes a network of seasoned professionals with substantial experience in recruitment of optometrists. Our recruitment efforts have kept pace with our store growth. As a result, we believe that our current level of new store growth of 75 stores per annum is sustainable for the foreseeable future.

Drive Comparable Store Sales Growth. We expect that our value proposition will generate profitable comparable store sales growth. The vast majority of our comparable store sales growth over the past five years have been driven by increased traffic. The typical eyewear replacement cycle, which we estimate is two to three years, creates substantial opportunity for us to increase sales from our existing customer base. We continually improve our in-store shopping experience and enhance our solutions-based service approach to increase the volume of customer traffic to our stores. We also expect to increase customer traffic by improving marketing programs and omni-channel offerings. For instance, we began purchasing national television advertising for our America’s Best brand in the first quarter of fiscal year 2017. Further, we expect to continue expanding our participation in managed vision care programs. We are currently underpenetrated in the managed vision care market relative to the broader optical retail industry. We expect that these collective initiatives will help us to attract new customers to our stores and increase the frequency of purchases by our existing customers.

Improve Operating Productivity. We believe that our continued growth will provide further opportunities to improve operating margin over time. Growth, both in revenue and stores, will enable us to leverage corporate overhead, our centralized laboratory network and our advertising spend. In conjunction with America’s Best’s 2016 entry into the California market, we expect to benefit from launching a national network television advertising campaign, which we believe is more cost effective than our current local market campaigns. We expect that this national campaign will raise our brand awareness in both existing and new markets, allowing us to save advertising spend when entering new markets. We also believe that continued efficiencies in store operations and technological advancements in our centralized laboratory network will further enhance margins.

In the past three years, we have accelerated store openings of America’s Best and Eyeglass World to 75 stores per annum. Based on the consistency and predictability of the maturation process for our existing store base, we believe that there are significant embedded earnings in these maturing stores. For indicative purposes, assuming that each of our open but not mature America’s Best and Eyeglass World stores as of December 31, 2016 were able to attain the average fifth-year financial performance of our existing mature America’s Best and Eyeglass World stores, we would have generated an additional approximately $67 million of revenues and approximately $45 million of EBITDA for our owned & host segment in fiscal year 2016.

Leverage Technology to Optimize and Expand the Business. Our experienced management team has consistently leveraged innovative strategies to grow our business and remain at the forefront of technological development in the optical retail industry. We have invested significantly in technological improvements to position us for future growth. Several strategies that will continue to leverage and grow our technology leadership include:

•	Further development of our omni-channel platform: We have invested in our omni-channel platform to offer our America’s Best, Eyeglass World and Vista Optical military customers a wide range of services, including online exam scheduling, appointment reminders, “buy-in-store and ship-to-home” contact lens and eyeglass purchasing, online frame browsing and virtual frame try-on, among others. We are implementing additional software solutions that will allow all omni-channel purchases to be linked to a single customer profile that will be leveraged to develop a “single view of the customer” and to offer a seamless experience across our in-store, mobile and e-commerce channels. These solutions facilitate improved functionality and processes that are expected to enhance our omni-channel capabilities and deliver a more dynamic experience to our customers. Specifically, the omni-channel platform will be enabled to deliver personalized content and targeted promotions and to provide enhanced search experience and a streamlined checkout process. Our bolstered omni-channel platform has been designed to enable stronger customer communication and to drive traffic to our stores and websites.
•	Enhanced customer engagement: We intend to improve customer engagement and retention using next generation data analysis and customer relationship management solutions. We intend to utilize these solutions to develop a single view of our customers and to deliver personalized recommendations and targeted promotions in real-time. We believe that the tailored nature of customer engagement will increase the conversion of our multi-touch marketing campaigns, expand cross-sell opportunities and increase transaction volume across our websites and retail locations. Given the necessary and recurring nature of eye care purchases, as well as the amount of personal data we are required to collect from our customers, we possess a significant amount of high quality customer data that we believe increases the effectiveness of these solutions.
•	Continued investment in new eye exam technology: We leverage technology to make the eye exam process accurate and efficient for our customers and optometrists. Over the past few years, we have invested in cutting-edge ophthalmic technology, such as digital phoropters and retinal cameras. Going forward, we will continue to invest in these and other technologies to improve the quality of the in-store eye exam experience for both our customers and optometrists who provide vision care services. Since eye exams are a critical service element of our business, we believe that investing in technology to improve this experience will aid in retention of both customers and optometric talent.
•	Leverage seed investments in emerging companies. Our leading position in the optical retail industry connects us with other participants across the industry, including innovative companies. As one of the fastest-growing optical retail chains in the United States, we are a preferred partner for growing optical technology companies and we endeavor to engage in dialogue with technological innovators in our industry. As such, we have made seed investments in several emerging venture-backed optical technologies, including $8.6 million invested since June 2014 in Ditto (virtual glasses try-on), PQ Eyewear (custom fit, 3D-printed glasses) and Smart Vision Labs (handheld eye exam refraction technology). As a result of this strategy, we often have direct access when it comes to both understanding emerging trends and new developments in optical technology. These investments are consistent with our mission of making eye care affordable and accessible to our customers and position us for future growth.

Explore Strategic Opportunities. We will selectively evaluate strategic acquisition opportunities from time to time as part of our growth strategy.

Our Products and Services

Within our two reportable segments, we primarily offer two products and one service: eyeglasses, contact lenses and eye exams. Nonetheless, our diverse product portfolio encompasses many brand names and thousands of SKUs. Depending on the brand, our stores display approximately 600 to 1,935 eyeglass frame SKUs, covering all age groups. Offerings include both brand name designers, like Ray-Ban, Guess and Calvin Klein, as well as private label options at attractive prices. Our frames are manufactured by market leaders such as Luxottica, Marchon and Zyloware, as well as private label brands made for us in Asia. We also offer a broad portfolio of lenses, including single vision and bifocal lenses, with a variety of treatments to enhance vision. Through one-on-one consultative-selling, our sales associates have a number of opportunities to share information about value-added lenses, including thinner lenses and photochromatic options, which carry higher margins. In fiscal year 2016, approximately 82% of America’s Best customers and 93% of Eyeglass World customers who purchased eyeglasses chose upgraded lenses and/or frames instead of each brand’s base offer. We also offer contact lenses and accessories from all major contact lens manufacturers, including our own private label brand (Sofmed, made by CooperVision) that is offered in our America’s Best and Eyeglass World stores. Collectively, our broad product offerings deliver consistent financial results and reduce our reliance on any individual product, style or trend.

In both of our reportable segments, eye exam services are provided by optometrists employed by us or by professional corporations owned by eye care practitioners with whom we have contractual arrangements.

Within our owned & host segment, America’s Best offers its Eyecare Club programs primarily to its contact lens customers. As of July 1, 2017, the Eyecare Club had 1.3 million active members. Benefits of the Eyecare Club include two free eye exams per year for the duration of the multi-year membership, 10% off all replacement contact lenses and eyeglasses and other periodic benefits and discounts, such as free samples of contact lens solutions. Memberships can be purchased in stores or on our America’s Best website. Two separate club memberships are available: the three-year Silver membership, which costs $99, and the five-year Gold membership, which costs $139. By comparison, the cost of a contact lens exam, exclusive of the Eyecare Club, is $79. There is a high adoption rate of Eyecare Club membership by America’s Best customers who are not part of a managed care program and who visited an America’s Best store for contact lens examination. The disposable nature of contact lenses means that customers must replenish their contacts frequently, and in order to refill their prescriptions, contact lens users must have a current prescription. For a prescription to be current, customers generally need to have an eye exam every one or two years, depending on the state in which they reside. The multiyear nature of these memberships facilitates repeat traffic to America’s Best stores for exams and contact lens purchases and builds customer loyalty. The Eyecare Club also has attractive working capital characteristics, as customers pay the full membership cost at the time that they join. See Note 15: “Segment Reporting” in our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Our Customers

Our customers need to see their best to perform their jobs, care for their families and contribute to their communities. Purchasing decisions are based on value, quality of service, fashion, location and eye health, among others. Based on a variety of third-party research studies, we have found that our customers typically prioritize value and convenience above other considerations. Value encompasses a combination of eye health with quality products and services, all offered at a fair price. Convenience encompasses multiple vectors: (i) retail locations near where our customers work and shop, with easy, convenient parking, (ii) store hours that fit their lifestyles, (iii) product selection that achieves aesthetic and/or fashion goals, (iv) availability of on-site eye exams and (v) acceptance of certain vision insurance benefits.

For our two owned brands, we have developed specific customer demographic profiles. More specifically, we estimate that our typical America’s Best customer has a household income between $35,000 to $100,000, is a high school graduate, holds a blue collar job and is between 35 to 64 years old, while our typical Eyeglass World customer is slightly more affluent, has a college degree or higher, holds a professional or technical job and is between 35 to 79 years old. These profiles demonstrate that, even within the same market, our America’s Best and Eyeglass World brands appeal to and attract a different consumer, which speaks favorably to our growth potential and our ability to open new stores of both brands in the same markets.

Sales and Marketing

Based on the in-depth knowledge we have of our customers, we have built an effective marketing strategy. Our brands are positioned to stand for low prices and great value, which resonate with our target consumers and leave a lasting impression that is distinct from the competition.

We believe that television is a key channel for connecting with our customers. Approximately three-quarters of America’s Best and Eyeglass World’s advertising expenditures are on traffic-driving television advertisements, which we leverage broadly across multiple stores in each television market to gain a larger share of voice, and, in turn, drive traffic and margins. Our recent America’s Best expansion into California has allowed us to shift from local campaigns to purchasing television advertising nationally, starting in the first quarter of fiscal year 2017, which we believe is more cost effective. We expect that this national campaign will raise our brand awareness in both existing and new markets, allowing us to save advertising spend when entering new markets.

In 2015, we engaged an outside advertising agency to help develop and sharpen America’s Best’s brand-positioning message and create a new television advertising campaign, ultimately based on a new owl icon. The “Owl” campaign focuses on showcasing America’s Best’s low prices and detailing the benefits to our customers. This campaign has been running since mid-2015 and we believe that this memorable advertising has raised brand awareness and has generated sales by both new and existing customers. We also engaged this advertising agency to design a new brand-positioning campaign for our Eyeglass World brand, including a brand refresh with updated imagery.

For our host and legacy brands, we rely on our host and legacy partners’ marketing initiatives to drive traffic into their stores, and then we develop and execute highly targeted local marketing campaigns within stores to create awareness of our service and product offerings.

Our Customer Relationship Management, or CRM, system contains data on more than 14 million active customers who have purchased from us within the last five years. The customer demographic data that we capture includes age, mailing address, email addresses and phone number at the time of purchase. We utilize this information to know both when our customers buy from us and what items they purchase. With this information and the third-party data that we use to supplement the customer information, we create targeted mailing lists (both direct mail and email) to send communications to our customers based on their vision needs and interests to help improve retention of our existing customers.

In addition to our CRM program, digital advertising is a critical component of our media mix, as we believe both of these programs generate a high rate of return. Potential customers gain awareness of our brands through paid and organic digital efforts via content, video and social media that lead them to our websites. Such efforts enable us to direct the customer to the specific information they are seeking on our websites, which has dramatically improved conversion of digital visitors to customers by enabling them to find a store, schedule an exam or make a purchase.

We believe that our brands have compelling marketing messages and that our advanced media tactics help maintain awareness of our consumers, leading to increased store visits and sales.

Our Sourcing and Supplier Relationships

We purchase our merchandise from a wide variety of vendors, with no vendor accounting for more than 20% of our total cost of products sold. We are a large customer for all of our suppliers and we strive to form meaningful, long-lasting and mutually beneficial relationships with our vendors. We have long-term contracts with certain of our suppliers, including Essilor and CooperVision. Under our agreement with Essilor, Essilor has the sole and exclusive right to supply certain lenses for eyeglasses to us. Our agreement with Essilor expires on December 31, 2018, automatically renewing for one-year terms unless a party elects to terminate upon 90 days’ written notice. We are collaborative in our vendor negotiations so as to develop a partnership with our vendors and, in time, a sense of loyalty to National Vision. Each of our top ten vendors has been with us for at least ten years, and several of these vendors have been with us since our inception in 1990. We focus on sourcing low-cost products, including discounted closeouts of well-known frame brands, secondary frame brands, direct import frames and private label contact lenses under our Sofmed label. By investing in our sourcing operations, we have increased our direct importation of eyeglass frames, as a percentage of eyeglass frames units sold, from 50% in 2012 to 73% in 2016, which has enabled us to offer high quality frames at low prices while also generating strong gross margins.

Our Optical Laboratories

We use a highly-efficient mix of three domestic, company-operated processing facilities and two international, outsourced facilities. We have state-of-the-art lens processing capabilities in our three, geographically-diverse company-operated production facilities in Lawrenceville, Georgia, St. Cloud, Minnesota and Salt Lake City, Utah. Our centralized optical laboratories handle all aspects of customizing eyeglass lenses, and have digital capabilities for grinding, coating and edging to customer prescription and eyeglass frame specifications. We have developed a high-volume, low-cost lens processing model to provide seven-day turnaround service through our domestic owned laboratories and our international partner laboratories. This network was created through significant investment by us, and is leveraged across our portfolio of brands in both segments to provide efficiency and scale. We route eyeglass orders to both our owned and outsourced laboratories through an automated decision tree that incorporates information on (i) the nature of the job; (ii) the technical capabilities of each laboratory; (iii) the capacity of each laboratory; (iv) the inventory at each laboratory; and (v) the cost of that particular type of job at each laboratory. This architecture is integrated with the point-of-sale system and enables us to minimize our processing costs, while ensuring on-time deliveries. The processing system is designed such that the more eyeglasses we sell, the more efficient the laboratories become, creating significant cost savings over time. From fiscal year 2009 to fiscal year 2016, the number of orders processed through our laboratory network increased by more than 100%, while the cost per job decreased 13%.

In addition, our Eyeglass World stores are equipped with on-site laboratories, which typically process less complicated customer orders with same-day service. On-site laboratories can process a variety of lens options. For fiscal year 2016, over half of Eyeglass World in-store customer orders were processed entirely in the store. All lens orders that are not processed or completed in-store are processed or completed by our centralized laboratory network.

Our Distribution Network

Our approximately 99,000 square foot distribution center in Lawrenceville, Georgia is located near our corporate offices in Duluth, Georgia. We utilize third-party carriers to transport all of our products from this distribution center to our stores.

Our approximately 52,000 square foot distribution center in Columbus, Ohio is located close to the headquarters of our AC Lens subsidiary. We utilize third-party carriers to transport our products from this distribution center directly to customers and to store locations for our partners.

We believe that the size and scalability of our distribution centers is more than sufficient to support our future expansion over the next four to five years.

Our Properties and Store Footprint

We lease all of our America’s Best and Eyeglass World retail stores. Our leases generally have a term of five to ten years, with renewal options that generally range from five to 15 years. Most leases for these retail stores provide for a minimum rent, typically with escalating rent increases. In certain circumstances we pay a percentage rent based upon sales after certain minimum thresholds are achieved. These leases generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses.

We occupy our host locations through master agreements with our host partners, which contain standard terms and conditions, such as fixed and percentage-based payments. We occupy our legacy locations through master agreements with standard terms and conditions, such as percentage-based payments.

A summary of our stores by location as of July 1, 2017 is as follows:

State	America's Best	Eyeglass World	Legacy	Other
AL	9	1	3	3
AK	-	-	1	7
AZ	15	4	9	2
AR	-	-	-	1
CA	26	16	43	4
CO	19	1	7	3
CT	-	-	7	-
DE	-	-	-	-
FL	49	33	2	2
GA	31	3	25	5
HI	-	-	3	-
ID	5	-	-	-
IL	44	2	-	-
IN	10	10	-	-
IA	6	1	-	-
KS	-	1	8	2
KY	2	1	-	2
LA	11	-	1	1
ME	-	-	-	-
MD	17	-	1	1
MA	-	-	2	-
MI	27	14	-	-
MN	13	-	-	-
MS	-	-	-	2
MO	18	1	-	1

State	America's Best	Eyeglass World	Legacy	Other
MT	-	-	1	-
NE	3	1	-	1
NV	-	3	2	1
NH	-	-	3	-
NJ	15	-	4	1
NM	-	1	6	3
NY	13	-	13	1
NC	10	-	36	3
ND	-	-	-	-
OH	22	1	-	1
OK	-	-	-	-
OR	9	-	3	9
PA	28	2	13	-
RI	-	-	-	-
SC	10	1	6	1
SD	-	-	1	-
TN	16	2	-	-
TX	77	5	3	6
UT	9	3	-	1
VT	-	-	-	-
VA	25	-	16	2
WA	11	1	1	19
WV	-	-	6	-
WI	7	-	-	-
WY	-	-	1	-

Note: ‘Other’ includes Vista Optical in Fred Meyer stores and on military bases. There is one America’s Best location in Washington, D.C. and one Vista Optical location in Puerto Rico.

We lease laboratories in Georgia and Utah and distribution centers in Georgia and Ohio, and we own our laboratory in Minnesota.

Our corporate offices are located in approximately 73,000 square feet of leased space in Duluth, Georgia. In addition, we lease approximately 27,000 square feet of office space for our AC Lens corporate office in Columbus, Ohio, and we lease approximately 3,000 square feet of office space for our FirstSight corporate office in Upland, California.

Our Employees

As of July 1, 2017, we had 10,360 full-time and part-time employees, inclusive of employees of the professional corporations with which we contract. We are not a party to any collective bargaining agreements. We have never experienced a strike or work stoppage, and we believe that our relations with employees are excellent.

We believe that the recruitment, training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. We believe our employee-customer interactions are important to build the trust and rapport necessary to execute our selling approach. The recruiting team relies on external sourcing, employee recommendations and our website to facilitate recruitment of future employees.

We dedicate substantial resources to training our employees. Each new full-time store employee receives more than 48 hours of formal training in their first year alone, including product, leadership, cultural and operational training. Our sales associates are trained to interact, inquire and listen to customers so that they can understand the complete scope of each customer’s situation. This consultative selling approach allows us to sell a broad range of products and deliver a differentiated experience to our customers, which we believe results in a quality transaction, repeat visits, frequent referrals and overall customer satisfaction. In addition, every employee promoted to store manager participates in a centralized training program at our corporate office to ensure consistency and alignment with our store-level corporate objectives.

We believe that communication is vital to the culture of the business and engages and empowers our workforce. Our strategic initiatives and organizational successes are communicated to employees at all levels. We also pride ourselves on our compensation policy as a retention tool. We offer flexible work schedules, comprehensive benefits and competitive compensation to both full-time and part-time employees. As a result, we have an average employee turnover rate of approximately 35% annually across our five store brands, compared to the retail industry average of approximately 60%.

Managed Vision Care

We are currently underpenetrated in the managed care market relative to the broader optical retail industry, and we believe that this represents an important opportunity for us in the future. Although we have relationships with many of the major insurance and vision care companies, we believe that there are opportunities for us to expand existing relationships as well as to create new ones. We strive to create a high-quality, high-satisfaction experience for both our in-store customers and managed care partners. Through our point-of-sale system and our back-office electronic data interchange, or EDI, capabilities, we create a seamless transactional experience for our in-store managed care customers. Additionally, we have assisted a number of our larger vision care insurance payors to either implement or improve their EDI claim systems. We monitor both industry and national healthcare changes and are well-positioned to take advantage of these changes due to our low-cost offerings and strong electronic infrastructure. We expect to continue to grow the managed care component of our business through our relationships and partnership initiatives with managed care payors.

Our Competition

The optical retail industry is highly competitive. Competition is generally based upon brand name recognition, price, convenience, selection, service and product quality.

We operate within the value segment of the U.S. optical retail industry, which emphasizes price and value. This segment is fragmented. We compete with mass merchants and warehouse club stores, specialty retail chains and independent eye care practitioners and opticians. In the broader optical retail industry, we also compete with large national retailers such as (in alphabetical order) LensCrafters, Pearle Vision and Visionworks. This competition takes place both in physical retail locations and online.

We also compete with online sellers of contact lenses and eyewear. The online sale of contact lenses has steadily increased in particular since the passage of the FCLCA. The online sale of eyeglasses has not developed as quickly, but a number of firms are focused on this market, including Warby Parker and Zenni Optical. We also face potential competition from companies that employ emerging technologies in the optical industry, including, for example, online vision exams and 3D printing of eyewear.

We also compete to be a provider under managed care contracts, which can provide us with access to new customers and also allow us to better serve our customers who are covered by managed care by filing claims directly with the payor and collecting only the applicable co-pay amount from these customers. Competition is based on many factors, including price and the density of the provider network. Several large managed care payors are vertically integrated, with substantial retail networks. We have, in the past, and may, in the future, experience heightened challenges to be admitted as a provider to these networks or to maintain our status in them.

Seasonality

Our business is moderately seasonal in nature. Historically, our business has realized a higher portion of revenue, operating income and cash flows from operations in the first fiscal quarter, and a lower portion of net revenue, operating income and cash flows from operations in the fourth fiscal quarter. The seasonally larger first quarter is attributable primarily to the timing of our customers’ income tax refunds and annual health insurance program start/reset periods. Our target market, which consists of cost-conscious and low-income consumers, relies on tax refunds to pay for eyewear and eye care. A delay in the issuance of tax refunds can accordingly have a negative impact on our financial results. Consumers could also alter how they utilize tax refund proceeds.

With respect to our fourth quarter results, compared to other retailers, our products and services are less likely to be included in consumer’s holiday spending budgets, therefore reducing spending on personal vision correction during the weeks preceding December 25 of each year. Additionally, although the period between December 25 and the end of our fiscal year is typically a high-volume period, the net revenue associated with substantially all orders of prescription eyeglasses and contact lenses during that period is deferred until January due to our policy of recognizing revenue only after the product has been accepted by the customer, further contributing to higher first quarter results. Our quarterly results may also be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of certain holidays.

Information Technology

Information technology systems are critical to our day-to-day operations as well as to our long-term growth strategies. Our systems are designed to deliver a consistent, scalable, high-performing and secure experience for our customers and partners. We utilize a combination of co-location data center and cloud-based solutions for our infrastructure and the majority of our applications consist of standard, integrated software solutions. Our systems provide the data analysis and automation necessary to support our marketing, merchandising, inventory, distribution, store operations and point-of-sale, e-commerce, finance, accounting and human resources initiatives. We believe our current systems allow us to identify and respond to operating trends in our business.

Since 2011, we have modernized our point-of-sale system, upgraded multiple financial package components and are currently implementing software systems to enhance the growth of our omni-channel and customer engagement efforts. We believe this implementation, along with maintenance of our existing information technology capabilities, will provide the flexibility and capacity to accommodate our future growth plans.

Intellectual Property

We own many trademarks, including America’s Best, America’s Best & Design, America’s Best Contacts and Eyeglasses, America’s Best Contacts and Eyeglasses & Design, America’s Best Vision Plan, America’s Best owl mascot image, “It’s not just a better deal. It’s America’s Best.,” Eyeglass World, Eyeglass World logos, “See yourself smile. See yourself save.,” AC Lens, FirstSight, Vista Optical, Eyecare Club, Sofmed, Digimax, Neverglare, Neverglare Advantage and Neverglare Advantage & Design. We have registered or applied to register a variety of our trademarks and service marks used throughout our business in the United States, as well as domain names.

Legal Proceedings

We are currently and may in the future become subject to various claims and pending or threatened lawsuits in the normal course of our business. Our subsidiary, FirstSight, is a defendant, along with Walmart, in a purported class action in the U.S. District Court for the Southern District of California that alleges that FirstSight and Walmart participated in arrangements that caused the illegal delivery of eye examinations to the plaintiffs and that FirstSight thereby violated, among others, the corporate practice of optometry and the unfair competition and false advertising laws of California. The lawsuit was filed in 2013 and FirstSight was added as a defendant in 2016. On March 24, 2017, the Court granted the defendants’ motions to dismiss and dismissed the complaint with prejudice. Plaintiffs appealed this decision in April 2017. We intend to continue to defend the litigation vigorously. We believe that the claims alleged are without merit. In May 2017, a complaint was filed against us and other defendants alleging, on behalf of a proposed class of consumers who purchased contact lenses online, that 1-800 Contacts, Inc. entered into a series of agreements with the other defendants, including our subsidiary AC Lens, to suppress certain online advertising and that each defendant thereby engaged in anticompetitive conduct in violation of the Sherman Antitrust Act. We have settled this litigation for $7.0 million, without admitting liability. The settlement agreement is subject to the approval of the court. Accordingly, we have recorded a $7.0 million charge to accrue for this settlement in the six months ended July 1, 2017. We are not currently party to any other legal proceedings that we believe would have a material adverse effect on our financial position, results of operations or cash flows.

Regulatory Overview

Our operations are subject to extensive federal, state and local laws and regulations. Because of the various facets of our business, the scope and extent of laws and regulations applicable to our business are always subject to the risk of material increase.

Corporate Practice of Medicine/Optometry and Similar Laws

Many states prohibit the corporate practice of medicine/optometry where a business corporation practices medicine or employs a physician to provide professional medical services. Many states interpret the corporate practice of medicine/optometry rules broadly to prohibit employment of eye care practitioners by corporations like us and to prohibit various financial arrangements, such as fee-splitting, between eye care practitioners and other entities. A number of states that permit these relationships nevertheless regulate them extensively. For example, some states prohibit a common entrance to a retail optical location and an optometric office. These laws and regulations can vary significantly by state, requiring us to tailor our operations in each state to the particular laws of such state. Many of these laws and regulations are vague and are subject to the interpretation of regulators and enforcement authorities, which may change over time. States periodically revisit these laws and regulations and we are subject to the ongoing risk that the regulatory scheme in any state can change in ways adverse to us. We strive to structure our arrangements with eye care practitioners in accordance with these state laws. Our America’s Best operations, which feature a bundled offer of eyeglasses and an eye examination, are particularly implicated by these laws. Our failure to comply with these laws could threaten our ability to operate in a particular state.

Professional Licensure and Regulation

Our operations are also subject to state licensing laws. All states license the practice of ophthalmology and optometry and many states license opticians. The dispensing of prescription eyewear is further regulated in most states in which we do business. In some states, we are also required to register our stores. Our failure, or the failure of vision care professionals who are our employees or with whom we have arrangements, to obtain and maintain appropriate licenses could result in the unavailability of vision care professionals in or near our stores, loss of sales and/or the closure of our stores without licensed professionals.

Fairness to Contact Lens Consumers Act

In connection with our sales of contact lens, we must also comply with the FCLCA, and its implementing regulations, which establish a national uniform standard in the United States with regard to releasing and verifying contact lens prescriptions. This law also contains a “passive verification” requirement pursuant to which a prescription is deemed verified if a prescriber fails to respond within eight business hours to a request by a seller for confirmation of the accuracy of the prescription.

Managed Care Regulation

We are engaged in managed vision care, both as a managed care entity and as a provider to managed care payors and insurers. In California, our subsidiary, FirstSight, as an HMO, is subject to the managed care laws of the State of California and is licensed and comprehensively regulated by the DMHC. These regulations contain operating, disclosure, reporting, and financial viability requirements, among others. In the event of a violation of these regulations, the DMHC has, depending on the nature and extent of the violation, the authority to suspend or revoke FirstSight’s license, to seek civil penalties, and to seek other remedies, including the appointment of a receiver. Material changes to the operations of FirstSight, including the opening of America’s Best locations outside of defined service areas, must be approved by the DMHC. This approval process can be complex and can cause delays in the projected opening of our stores.

We also offer Eyecare Club programs pursuant to which, in exchange for a fixed payment, individuals can obtain eye examinations and discounts on eyeglasses, contact lenses and accessories during the program period. These programs may be subject to regulation under managed care and related state laws, including those of California, where these programs are offered by FirstSight. In addition, our Eyecare Club programs may subject us to state statutes regulating discount medical plans. These laws, which have been adopted in a number of states, require the licensing or registration of organizations that provide discounted access to health care providers. It is possible that state regulators could determine that we are operating as a discount medical plan and as such are subject to the various registration, disclosure and solvency requirements. We could incur increased compliance costs as a result. We would also be subject to the risk of cease and desist orders and monetary penalties.

Service Contract Regulations

We offer product protection plans for our eyeglasses; in certain states, service contract and similar laws regulate these plans. These laws, which vary by state, mandate that sellers of such contracts comply with various registration, disclosure and financial requirements. It is possible that regulators in certain states could determine that our extended warranty plans should be subject to these laws. In such event, we would be required to incur enhanced compliance costs, as well as the risk of cease and desist orders and monetary penalties.

Privacy and Security

We directly collect, use, access, disclose, transmit and/or store PHI and PII in connection with the sales of our products and services, customer service, billing and employment practices. As a health care provider and as a business associate to health care providers, we are subject to federal and comparable state laws governing privacy and security, including HIPAA and its implementing regulations, such as the Privacy Rule, the Security Rule and the Breach Notification Rule. The HITECH Act extends the Privacy Rule and the Security Rule directly to business associates.

The Privacy Rule regulates the use, disclosure and protection of PHI by health plans, healthcare clearinghouses and health care providers that submit certain covered transactions electronically, or collectively covered entities, and their business associates. The Security Rule requires the adoption of administrative, physical, and technical safeguards, including written security policies and procedures. The Breach Notification Rule requires covered entities to notify affected individuals without unreasonable delay and in no case later than 60 calendar days after discovery of the breach if their unsecured PHI is subject to an unauthorized access, use or disclosure. If a breach affects 500 patients or more, covered entities must report it to the U.S. Department of Health and Human Services, or HHS, and local media without unreasonable delay, and HHS will post the name of the breaching entity on its public website. If a breach affects fewer than 500 individuals, the covered entity must log it and notify HHS at least annually. Business associates are required to notify their covered entity clients without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.

HHS may impose penalties for HIPAA violations up to $55,910 per violation, and up to $1.68 million per violation of the same standard per calendar year. A single breach incident can result in violations of multiple standards, resulting in possible penalties potentially in excess of $1.68 million. If a person knowingly or intentionally obtains or discloses PHI in violation of HIPAA requirements, criminal penalties may also be imposed.

HIPAA authorizes state attorneys general to file suit under HIPAA on behalf of state residents. Courts can award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

We are also subject to comparable state health privacy laws to the extent they are more protective of individual privacy than the Privacy Rule. Nearly all states have adopted their own data breach laws with comparable (and sometimes conflicting) standards and requirements. These state laws apply to breaches of specified elements of personal information.

The HITECH Act also restricts third-party funded communications using PHI and the receipt of remuneration in exchange for PHI. We must therefore structure our participation in any promotional programs of our vendors to comply with these restrictions.

Additionally, because we accept debit and credit cards for payment, we are subject to the PCI Standard, which contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention.

Laws Related to Reimbursement by Government Programs

Our participation in federal reimbursement programs, such as Medicare and Medicaid, subjects us to federal anti-kickback, false claims, self-referral and similar laws.

The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, to induce, or in exchange for, the referral of an individual or purchasing, furnishing, recommending or arranging for a good or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payment of cash and waivers of payments. Several courts have found a violation of the statute’s intent requirement if a single purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered businesses. There are also a number of healthcare fraud statutes that impose criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or healthcare fraud statutes, or specific intent to violate them in order to have committed a violation. Penalties for violations include criminal and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have adopted similar laws that apply to any third-party payors including commercial plans.

A person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including the transfer of items or services for free or other than fair market value, that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for significant civil monetary penalties. Although this prohibition applies only to federal healthcare program beneficiaries, the provision of free items and services to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

In addition, the federal Anti-Kickback Statute provides that any claim for government reimbursement in violation of the statute also violates the FCA. The FCA prohibits intentionally submitting, conspiring to submit, or causing to be submitted, false or otherwise improper claims, records or statements to the federal government, or intentionally failing to return overpayments, in connection with reimbursement by federal government programs. Most states have enacted false claims laws analogous to the FCA, and both federal and state false claims laws permit private individuals to file qui tam or “whistleblower” lawsuits on behalf of the federal or state government. The Social Security Act also imposes significant penalties for false or improper Medicare and Medicaid billings.

The U.S. Physician Self-Referral Law, or the Stark Law, generally prohibits physicians (which the Stark Law defines to also include optometrists) from referring, for certain services, Medicare or Medicaid beneficiaries to any entity with which the physician or an immediate family member of the physician has a financial relationship. This law further prohibits the entity receiving a prohibited referral from presenting a claim for reimbursement by Medicare or Medicaid for services furnished pursuant to the prohibited referral. Many states have adopted similar self-referral laws which are not limited to Medicare or Medicaid reimbursed services. In some cases, the rental of space constitutes a financial relationship under this law.

The Bipartisan Budget Act of 2015 required that federal agencies make annual inflation adjustments to civil monetary penalties and to penalties under the FCA. Each of the DOJ and the HHS has recently announced such adjustments, which materially increase the size of these penalties. Penalties under the FCA increased from a minimum of $5,500 and a maximum of $11,000 to a minimum of $10,957 and a maximum of $21,916. Civil monetary penalties for violations of the Anti-Kickback Statute increased from $50,000 to $74,792. Penalties have increased under other laws, including HIPAA.

FDA Regulation

The FDA generally has authority to, among other things, regulate the manufacture, distribution, sale and labeling of medical devices, including contact and spectacle lenses. Under the FDC Act, medical devices must meet a number of regulatory requirements. We engage in certain manufacturing, repackaging and relabeling activities at our optical laboratories and at certain Eyeglass World stores, which subject us to the FDA’s registration, listing, and quality requirements. We are required to register our laboratories with the FDA. If we, or any of the manufacturers of our medical device products, fail to comply with applicable requirements, we or they may be subject to legal action by the DOJ on behalf of the FDA and/or various forms of FDA enforcement and compliance actions, which include, but are not limited to, recalls, fines, penalties, injunctions, seizures, prosecutions, adverse publicity (such as FDA press releases) or other adverse actions.

Consumer Protection Laws

Federal and state consumer protection laws and regulations can apply to our operations and retail offers. Some of our promotions, such as our America’s Best offer of a “free” eye exam, are subject to compliance with laws and regulations governing use of this term. The FTC has authority under Section 5 of the Federal Trade Commission Act, or the FTC Act, to investigate and prosecute practices that are “unfair trade practices,” “deceptive trade practices,” or “unfair methods of competition.” State attorneys general typically have comparable authority. In addition, many states permit private plaintiffs to bring actions on the basis of these laws.

State regulators or boards of optometry may challenge our promotional practices, including America’s Best’s bundled offers, as, among other things, violating applicable state laws regarding unfair competition or false advertising to consumers. To the extent our promotional programs are found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs, or be subject to other significant penalties.

E-commerce Laws

Our e-commerce business, operated by our subsidiary AC Lens, must comply with various federal and state laws, most notably the FCLCA, and its implementing regulation, the Contact Lens Rule, adopted by the FTC. This law and Rule require that, before we sell contact lenses online, we verify the prescriptions we receive from our customers. A violation of the Contact Lens Rule constitutes an unfair or deceptive act or practice under the FTC Act. Our online business must also be registered in various states.

Our international sales online can also implicate other laws, particularly the requirements under the OFAC, which prohibit us from engaging in transactions with certain individuals and companies designated by OFAC.

Environmental and Safety Regulation

Our three optical laboratories in the United States and our in-store laboratories in our Eyeglass World locations subject us to various federal, state and local laws, regulations and other requirements pertaining to protection of the environment, public health and employee safety, including, for example, regulations governing the management of hazardous substances, and the maintenance of safe working conditions. These laws also apply generally to all our properties. Our failure to comply with these laws can subject us to criminal and civil liabilities.

Foreign Corrupt Practices Act

We source a significant portion of our products from outside the United States. The FCPA and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments or offering anything of value to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our code of conduct mandate compliance with applicable law, including these laws and regulations.

Payment Card Industry Data Security Standard

The Payment Card Industry Data Security Standard sets forth standards for the secure handling by merchants of credit card data. Certain states have incorporated these requirements into state law. Our credit card agreements with our banks require that we comply with this standard and pay for any fines and assessments imposed by the credit card companies in the event of a compromise of card data. Such fines and assessments can be material.

Insurance and Risk Management

We use a combination of insurance and self-insurance for workers’ compensation, general liability, property insurance, director and officers’ liability insurance, vehicle liability and employee health-care benefits, among others. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Where we have retained risk through self-insurance or similar arrangements, we utilize third-party firms to assist management in assessing the financial impact of risk retention.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
L. Reade Fahs	57	Chief Executive Officer and Director
Nathaniel H. Taylor	41	Chairman and Director
Felix Gernburd	31	Director
D. Randolph Peeler	52	Director
David M. Tehle	61	Director
J. Bruce Steffey*	70	President
Patrick R. Moore	53	Senior Vice President, Chief Financial Officer
Mitchell Goodman	63	Senior Vice President, General Counsel and Secretary
John Vaught	64	Senior Vice President, Chief Information Officer
Jeff Busbee	56	Senior Vice President, Chief Human Resources Officer
Chris Beasley	47	Senior Vice President, Accounting, and Controller
Charlie Foell	67	Senior Vice President, Manufacturing & Distribution
Jeff McAllister	59	Chief Operating Officer
*	Mr. Steffey has notified us of his intention to retire from his current position prior to the consummation of this offering.

Directors

L. Reade Fahs has served as the Chief Executive Officer of NVI since January 2003, having joined NVI in April 2002 as the President and Chief Operating Officer, and was appointed the Chief Executive Officer of National Vision Holdings, Inc. in March 2014. Mr. Fahs has also served as our director since March 2014. Prior to joining NVI, Mr. Fahs served as the Chief Executive Officer of First Tuesday and was Managing Director of Vision Express U.K. Previously, Mr. Fahs worked at LensCrafters, which he joined in 1986 for a decade of their most rapid growth. Mr. Fahs is the chairman of the board of directors of VisionSpring and co-founder of Frames for the World. Mr. Fahs also serves on the boards of RestoringVision, Ditto Technologies, Inc., Affordable Care, Inc. and Atlanta’s Alliance Theatre. Mr. Fahs holds a B.A. degree in English Literature from Harvard College.

Nathaniel H. Taylor has been a director since February 2014 and will serve as Chairman of the Board upon completion of this offering. Mr. Taylor joined KKR & Co. in 2005 and currently heads the Americas Consumer Retail team. Mr. Taylor also helped establish KKR & Co.’s Indian operations. Mr. Taylor has been involved with many investments at KKR & Co. and currently sits on the board of directors of Academy Sports + Outdoors, Channel Control Merchants, LLC, Mills Fleet Farm, Toys ‘R’ Us Inc. and US Foods Holding Corp. Before joining KKR & Co., Mr. Taylor was with Bain Capital, where he was involved in the execution of investments in the retail, health care and technology sectors. Mr. Taylor holds a B.A. from Dartmouth College and an M.B.A. from Stanford University Graduate School of Business.

Felix Gernburd has been a director since September 2015. Mr. Gernburd joined KKR & Co. in 2010 and is currently a Director, Private Equity and a member of the Retail and Consumer industry team. At KKR & Co., Mr. Gernburd has been involved with many investments and currently sits on the board of directors of Channel Control Merchants, LLC, Mills Fleet Farm and The Nature’s Bounty Company. Before joining KKR & Co., Mr. Gernburd was with Goldman, Sachs & Co., where he was involved in a variety of merger, acquisition and financing transactions in the consumer, retail and industrials sectors. Mr. Gernburd holds an Honors B.A. with distinction from the Richard Ivey School of Business, University of Western Ontario.

D. Randolph Peeler has been a director since March 2014. Mr. Peeler joined Berkshire in 1996 and became a Managing Director in 2000. Before joining Berkshire, Mr. Peeler co-founded a privately-owned healthcare services company and also served as Special Assistant for the Assistant Secretary for Economic Policy in the U.S. Department of the Treasury. Mr. Peeler previously worked as a consultant with Cannon Associates and Bain & Co. Mr. Peeler is or has been a director of several Berkshire portfolio companies, including Affordable Care,

Inc., Husky Injection Molding Systems Ltd. and Lightower Fiber Networks. Mr. Peeler has an A.B. from Duke University and an M.B.A. from Harvard Business School.

David M. Tehle has been a director since July 2017. Mr. Tehle retired from Dollar General Corporation in July 2015 as Executive Vice President and Chief Financial Officer, having served in that role since 2004. Dollar General Corporation is a value discount retailer. Mr. Tehle has been a director of Jack in the Box Inc. since December 2004, serving on the audit and finance committees. Additionally, he joined the board of directors of Genesco, Inc. in 2016, serving on the audit committee, and the board of directors of US Foods Holding Corp. in 2016, serving on the audit and compensation committees. Mr. Tehle holds a B.S. from the University of Wisconsin-Oshkosh and an M.B.A. from the University of Michigan’s Ross School of Business.

Executive Officers

J. Bruce Steffey has served as the President of NVI since September 2012 and served as its Chief Operating Officer from March 2004 until August 2017, having previously served as its Senior Vice President of Retail Operations since October 2002. Mr. Steffey was appointed the President of National Vision Holdings, Inc. in April 2016. Prior to joining NVI, Mr. Steffey was Senior Vice President of Store Operations for Zale’s Corporation from March 1995 through 2002. Prior to joining Zale’s, Mr. Steffey served as a Senior Vice President for Service Merchandise. Mr. Steffey holds a B.B.A. degree in Marketing, Management and Finance from Wake Forest University.

Patrick R. Moore has served as the Senior Vice President, Chief Financial Officer of NVI since September 2014, and was appointed the Senior Vice President, Chief Financial Officer of National Vision Holdings, Inc. in February 2015. Prior to joining NVI, Mr. Moore served in both divisional and group chief financial officer roles for Fiserv, Inc. (where he served as Senior Vice President, Finance and Chief Financial Officer of the Digital Solutions Group from March 2014 until September 2014), First Data Corporation (where he served as Senior Vice President, Business Transformation from August 2013 until February 2014 and Division Chief Financial Officer/Senior Vice President of First Data North America from October 2009 until July 2013), Fluor Corporation and BellSouth Corporation (now AT&T). Mr. Moore began his career with BellSouth Corporation, serving in roles involving engineering, operations, finance, strategy, investor relations and merger integration. Mr. Moore holds a B.A. in Mechanical Engineering, as well as an MBA from the University of Alabama. Mr. Moore also attended the Stanford Executive program in 2002.

Mitchell Goodman has served as the Senior Vice President, General Counsel and Secretary of NVI since May 1998, and was appointed the Senior Vice President, General Counsel and Secretary of National Vision Holdings, Inc. in March 2014. Mr. Goodman joined NVI in 1992 as General Counsel and was named a Vice President in November 1993. Prior to joining NVI, Mr. Goodman was Vice President, General Counsel for NuVision, Inc. Mr. Goodman holds a B.A. degree in philosophy from the University of Pennsylvania, an M.Litt. in philosophy from Oxford University, and a J.D. degree from Wayne State University Law School.

John Vaught has served as the Senior Vice President, Chief Information Officer of NVI since joining National Vision in 2005, and was appointed the Senior Vice President, Chief Information Officer of National Vision Holdings, Inc. in June 2017. Mr. Vaught has been involved in all acquisition integrations and growth at National Vision beginning with the acquisition of America’s Best in 2005. Mr. Vaught has 45 years of retail and manufacturing information technology experience, and has held technical and IT management positions at Revco Drug Stores (CVS), Invacare, and Office Depot.

Jeff Busbee has served as the Senior Vice President, Chief Human Resources Officer of NVI since January 2010, and was appointed the Senior Vice President and Chief Human Resources Officer of National Vision Holdings, Inc. in June 2017. Mr. Busbee joined NVI in November 1995 as Director, Human Resources. Prior to joining NVI, Mr. Busbee held various positions at General Motors Company, Hitachi, Ltd., Delta Airlines and the Coca Cola Export Corporation, Belgium. Mr. Busbee holds a B.B.A degree in Management from Georgia State University.

Chris Beasley has served as the Senior Vice President, Accounting of NVI since July 2015 and as the Controller since May 2017, and was appointed the Senior Vice President, Accounting of National Vision Holdings, Inc. in April 2016 and as the Controller in May 2017. Prior to joining NVI, Mr. Beasley served as Chief Financial Officer of Sierra-Cedar Holdings Inc., a private equity owned information technology consulting company, from July 2014 to July 2015. Prior to that role, Mr. Beasley served as Sierra-Cedar’s Global Controller and Vice President of Finance from January 2012 to July 2014. Prior to joining Sierra-Cedar, Mr. Beasley served as Corporate Controller at Eclipsys Corporation and Director of Financial Reporting for BellSouth Corporation (now AT&T). Mr. Beasley began his career with PricewaterhouseCoopers as an audit manager. Mr. Beasley holds a B.B.A. in Accounting from the University of Georgia and is a Certified Public Accountant.

Charlie Foell has served as the Senior Vice President, Manufacturing and Distribution of NVI since April 2009, and was appointed the Senior Vice President, Manufacturing and Distribution of National Vision Holdings, Inc. in June 2017. Mr. Foell joined NVI in 1998 as Director of Distribution and was appointed to Vice President, Manufacturing and Distribution of NVI in 2003. Prior to joining NVI, Mr. Foell spent 25 years in various management roles supporting independently owned retail locations. Mr. Foell holds a Business Logistics degree from Penn State University.

Jeff McAllister has served as the Chief Operating Officer of NVI since August 2017 and is expected to begin serving as the Chief Operating Officer of National Vision Holdings, Inc. in October 2017. Prior to joining NVI, Mr. McAllister was Senior Vice President, Next Generation Supply Chain for Walmart U.S., a position he had held since January 2015. A Navy Veteran, Mr. McAllister joined Walmart in 1998 as Vice President of Logistics Engineering and Planning, and he has since served in a variety of supply chain and operations capacities, including Vice President of Walmart’s Global Supply Chain, Chief Operating Officer for Walmart Japan, and Senior Vice President for Optical. In addition, he has led operations for Walmart’s Health and Wellness Group. Immediately prior to his current role, Mr. McAllister served as Senior Vice President, Store Operations, Texas and then as Senior Vice President, Innovations from February 2011 until January 2015. Prior to joining Walmart, Mr. McAllister managed logistics for Saks Fifth Avenue and The May Department Stores Company. Mr. McAllister holds a B.S. in Industrial Engineering from the University of Michigan.

There are no family relationships among our directors and executive officers.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. In connection with this offering, we will be amending and restating our certificate of incorporation to provide for a classified board of directors, with two directors in Class I (expected to be Nathaniel H. Taylor and L. Reade Fahs with their terms expiring at the annual meeting of stockholders to be held in 2018), two directors in Class II (expected to be D. Randolph Peeler and Felix Gernburd with their terms expiring at the annual meeting of stockholders to be held in 2019) and one director in Class III (expected to be David M. Tehle with his term expiring at the annual meeting of stockholders to be held in 2020). At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that the authorized number of directors may be changed only by resolution of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our Company. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board.”

In addition, pursuant to the stockholders agreement we expect to enter into in connection with this offering, each of the Sponsors will have the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In particular, the members of our Board of Directors considered the following important characteristics: (i) L. Reade Fahs, our Chief Executive Officer, has many years of executive experience in the optical retail industry, (ii) Nathaniel H. Taylor and Felix Gernburd have significant financial, investment and operational experience from their involvement with numerous portfolio companies of KKR & Co. and its affiliated funds and have played active roles in overseeing those businesses, (iii) D. Randolph Peeler has significant experience and expertise in private equity investments through his involvement in Berkshire’s investments, and (iv) David M. Tehle has many years of experience as the chief financial officer of a publicly held company and as a director of publicly held companies and has significant knowledge of financial reporting, internal controls and procedures and risk management.

Leadership Structure of our Board of Directors

Our amended and restated bylaws will provide our Board of Directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Upon completion of this offering, Nathaniel H. Taylor will serve as Chairman of the Board. L. Reade Fahs, our Chief Executive Officer, also serves as a director.

Our Board of Directors has concluded that our current leadership structure is appropriate at this time. However, our Board of Directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board of Directors in Risk Oversight

Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Internal audit will report functionally and administratively to our Chief Financial Officer and directly to the audit committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by the Sponsors.

Controlled Company Exception

Our Board of Directors has affirmatively determined that David M. Tehle meets the definition of “independent director” under Rule 5605 of NASDAQ.

After the completion of this offering, the Sponsors will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” as set forth in Rule 5615 of the NASDAQ Listing Rules. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our Board of Directors consist of independent directors, (2) our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board of Directors, will not have a compensation committee that is composed entirely of independent directors and will have no nominating/corporate governance committee. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. In the event that we cease to be a “controlled company” and our shares continue to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Committees of our Board of Directors

Upon the listing of our shares on NASDAQ, our Board of Directors will have an audit committee and a compensation committee, each of which will operate under a charter that has been approved by our Board of

Directors. Upon the listing of our shares on NASDAQ, copies of each committee’s charter will be posted on our website, www.nationalvision.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of David M. Tehle, who will be serving as the Chair, and Nathaniel H. Taylor and Felix Gernburd. Mr. Tehle qualifies as an independent director under NASDAQ corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. To the extent that our audit committee is not already composed of a majority of independent directors, our Board of Directors will appoint one or more additional independent directors to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and, to the extent our audit committee is not then already entirely composed of independent directors, again within one year of the effective date of the registration statement of which this prospectus forms a part. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that, within one year of the effective date of the registration statement of which this prospectus forms a part, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under NASDAQ corporate governance standards. Our Board of Directors has determined that Mr. Tehle qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors with respect to its oversight of (1) our risk management policies and procedures; (2) the audits and integrity of our financial statements, and the effectiveness of internal control over financial reporting; (3) our compliance with legal and regulatory requirements; (4) the qualifications, performance and independence of the outside auditors; and (5) the performance of our internal audit function.

Compensation Committee

Upon the completion of the offering, we expect to have a compensation committee consisting of Nathaniel H. Taylor, who will be serving as the Chair, and Felix Gernburd. The purpose of the compensation committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation philosophy and compensation of our executive officers and directors, (2) monitoring our equity-based and certain incentive compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement or annual report under the rules and regulations of the SEC.

Code of Ethics

We have adopted a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. Upon completion of this offering, the code will be available on our website, www.nationalvision.com. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Director Compensation

None of our directors received compensation for the fiscal year ended December 31, 2016.

Mr. Tehle received a grant of 6,357 shares of restricted stock on July 24, 2017 under the 2014 Stock Incentive Plan in connection with his appointment to our Board of Directors, after giving effect to the 1.96627-for-one reverse stock split of our common stock, effected on October 24, 2017. The shares of restricted stock vest in three equal installments on each of the first, second and third anniversaries of the grant date, subject to continued service through the applicable vesting date. Upon the occurrence of a change in control (as defined in the 2014 Stock Incentive Plan), all shares of restricted stock fully vest. Upon any termination of Mr. Tehle’s service, all unvested shares of restricted stock will be forfeited.

Following this offering, each of our non-employee directors not associated with the Sponsors will be entitled to annual compensation as follows:

•	Cash retainer of $75,000, payable quarterly in arrears;
•	$100,000 in restricted shares of common stock; and
•	Additional cash retainer of $20,000 payable quarterly in arrears for serving as the chairperson of our Audit Committee or our Compensation Committee.

Our directors will not be paid any fees for attending meetings. However, our directors will be reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings.

Executive Compensation

Compensation Discussion and Analysis

The information presented in this section reflects the 1.96627-for-one reverse stock split of our common stock, effected on October 24, 2017.

Section Overview

Our executive compensation program is designed to attract and retain individuals with the skills and qualifications to manage and lead the Company effectively. The overarching goal of our programs is to motivate our leaders to contribute to the achievement of our financial goals and to focus on long-term value creation for our stockholders.

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our named executive officers, or NEOs, which include our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities for the fiscal year ended December 31, 2016. Our NEOs for 2016 were:

Name	Position
L. Reade Fahs	Chief Executive Officer
J. Bruce Steffey*	President
Patrick R. Moore	Senior Vice President, Chief Financial Officer
Mitchell Goodman	Senior Vice President, General Counsel and Secretary
John Vaught	Senior Vice President and Chief Information Officer
*	Mr. Steffey has notified us of his intention to retire from his current position prior to the consummation of this offering.

Executive Summary

Compensation Philosophy and Approach. We expect our executive team to possess and demonstrate strong leadership and management capabilities. To reward and retain our leaders, including our NEOs, we have designed a total compensation approach that rewards both short-term and long-term success.

Compensation Objectives. Our compensation program for executives is currently designed to support the following objectives:

•	align executive compensation with achievement of our overall business goals;
•	provide overall levels of compensation that are competitive to attract, retain and motivate highly-qualified executives to continue to enhance long-term equity value; and
•	foster a strong relationship between stockholder value and executive compensation by having a portion of compensation composed of equity-based incentive awards.

Program Design. Our executive compensation program has three main components: (1) base salary; (2) annual cash incentive compensation; and (3) long-term incentive awards. Each component is designed to be consistent with the Company’s compensation philosophy.

Our compensation packages are designed to promote integrity, leadership, teamwork, ownership and initiative by our employees whose performance and responsibilities directly affect our results of operations. We strive to create competitive compensation packages for all employees that encourage them to achieve our long-term business goals without taking unnecessary risks. We believe that, to attract and retain senior executives, we must provide them with a competitive level of predictable compensation that rewards their continued service. We also believe that performance-based compensation plays a significant role in aligning senior executives’ interests with those of our stockholders, and should be emphasized in the overall program structure. We motivate and reward NEOs for successfully executing our business strategy, and believe that a combination of both short-term and long-term compensation creates an optimal pay-for-performance environment.

As we transition from being privately held to publicly traded, we intend to critically evaluate our executive compensation program as frequently as circumstances require, to ensure that we maintain a competitive environment for talent and that our incentive programs are achieving their desired results. Consistent with prior practice, we do not intend to adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements.

Our Annual Compensation-Setting Process

Role of Our Board of Directors and the NVI Board. Our executive compensation and related issues are administered by our full Board of Directors and the board of NVI, or the NVI Board, which are composed of the same directors. Our Board of Directors is responsible for determining and approving equity compensation grants while the NVI Board determines other aspects of our compensation, including base salaries, and administers our Management Incentive Plan, or MIP. Our Board of Directors and the NVI Board are responsible for determining the compensation of our CEO and for reviewing and approving the compensation of other executive officers, as recommended by our CEO and Senior Vice President, Chief Human Resources Officer, or our Chief Human Resources Officer. At the beginning of each performance cycle, our Board of Directors or the NVI Board, as applicable, approve financial goals designed to align executive pay with company performance and stockholder interests, provide competitive pay opportunities dependent on performance, retain talent, create optimal stockholder value and mitigate material risk.

In connection with this offering, our Board of Directors will establish a compensation committee that will assume responsibility for overseeing key aspects of the executive compensation program, including (but not limited to) executive salaries, goals and payouts under the MIP, the size and structure of equity awards and any executive perquisites or other benefits.

Except where the context requires otherwise, the term “Board of Directors” as used in this “Executive Compensation” section refers to the Board of Directors of National Vision Holdings, Inc.

Role of Management. In setting executive compensation for 2016, our CEO and our Chief Human Resources Officer worked closely with the NVI Board in managing the executive compensation program and attended meetings of our Board of Directors. Our CEO made recommendations to the NVI Board regarding compensation for the executive officers other than himself. Our CEO and CFO also provided input in discussions regarding the financial goals for which annual incentive payouts under our MIP could be earned. Following this offering, the compensation committee of our Board of Directors will assume the responsibility that the NVI Board had in approving compensation decisions with respect to our NEOs.

Role of the Compensation Consultant. In early 2016, our Board of Directors retained Meridian Compensation Partners, LLC, or Meridian, an independent compensation consulting firm, to assist our Board of Directors regarding various executive compensation matters. During the year, Meridian assisted with development of an initial peer group for executive benchmarking purposes, conducted a study of compensation for our senior executives using the peer group and survey data, and consulted on various matters related to the annual and long-term incentive programs.

Use of Comparative Market Data. We aim to compensate our executive officers competitively in the market for executive talent. To gain a general understanding of current market compensation practices, our Board of Directors reviewed the findings as presented in the market study conducted by Meridian. The external market data reviewed during 2016 included proxy data from the peer group companies described below, which we refer to as the “Initial Peer Group,” and a broad cross-section of general industry survey data from the executive compensation database of Aon Hewitt, a firm that provides, among other services, human capital and management consulting services.

The criteria used to select the Initial Peer Group focused on industry, business model, scope of operations (as measured by annual revenue and market capitalization), and performance results (as indicated by various earnings metrics). Because our business model spans both the retail and healthcare industries, the Initial Peer Group included companies in both segments.

The Initial Peer Group included the following 20 companies:

AAC Holdings, Inc.	Five Below, Inc.
Acadia Healthcare Company, Inc.	Gildan Activewear Inc.
Alere Inc.	Haemonetics Corp.
Align Technology Inc.	Lululemon Athletica Inc.
Brookdale Senior Living Inc.	Perfumania Holdings, Inc.
Cabelas Inc.	Surgery Partners, Inc.
Capital Senior Living Corp.	Ulta Salon, Cosmetics & Fragrance, Inc.
Carters Inc.	Under Armour, Inc.
Cooper Companies Inc.	VCA Inc.
Dentsply International Inc.	West Pharmaceutical Services Inc.

As more fully described below under “—Compensation Elements,” the NVI Board reviewed the compensation data provided by Meridian and set total compensation for our NEOs accordingly. The NVI Board did not target a specific percentile with respect to the Initial Peer Group in determining our NEOs’ total compensation, nor did it establish a prescribed mix of pay for our executives.

Adoption of New Peer Group in October 2016. In September 2016, our Board of Directors concluded that our ongoing peer group should emphasize the health care aspects of our business yet still retain a “retail” component. In connection therewith, our Board of Directors asked Meridian to suggest revisions to the current peer group. After reviewing alternatives, our Board of Directors approved a new peer group in October 2016, which we refer to as the “New Peer Group.” Other than the health care industry emphasis, the size and performance criteria used to select the New Peer Group were the same as those used to develop the Initial Peer Group.

The New Peer Group consists of the following 15 companies, nine of which are also in the Initial Peer Group:

Alere Inc.*	Kate Spade & Co.
Align Technology Inc.*	Surgery Partners Inc.*
Amsurg Corp.	Surgical Care Affiliates Inc.
Columbia Sportswear Co.	Ulta Salon Cosmetics and Fragrances*
Cooper Companies Inc.*	U.S. Physical Therapy Inc.
Container Store Group	VCA Inc.*
Dentsply Sirona Inc.*	West Pharmaceutical Services Inc.*
Five Below Inc.*
*	Represents companies that are also in the Initial Peer Group.

We expect to use the New Peer Group to benchmark total compensation for our NEOs, and to also serve as a baseline for reviewing the designs of our annual and long-term incentive programs, and our severance arrangements.

Compensation Elements

Base Salary

We believe it is important to provide a competitive fixed level of pay to attract and retain experienced and successful executives. In determining the amount of base salary that each NEO receives, we look to the executive’s current compensation, time in position, any change in the executive’s position or responsibilities, including complexity and scope and the relation of his or her position to those of other executives within the Company and in similar positions at peer companies. Base salaries are reviewed annually or at other times when appropriate and may be increased from time to time pursuant to such review.

Consistent with this approach, in April 2016, we adjusted the base salaries of each of our NEOs as follows:

Named Executive Officer	Original Base Salary	Adjusted Base Salary
L. Reade Fahs	$592,250	$610,000
J. Bruce Steffey	$515,000	$566,500
Patrick R. Moore	$356,100	$380,000
Mitchell Goodman	$310,000	$330,000
John Vaught	$241,000	$280,000

The base salaries of each of our NEOs were increased in April 2016, and Mr. Moore’s base salary was further increased in September 2016 to $400,000, to align with market pay levels.

Management Incentive Plan

We sponsor the MIP, which is an annual cash incentive program. The primary purpose of the MIP is to focus management on key measures that drive financial performance and to provide competitive bonus opportunities tied to the achievement of our financial and strategic growth objectives.

We believe that tying the NEOs’ bonuses to company-wide performance goals encourages collaboration across the executive leadership team. For fiscal 2016, MIP awards were based on achievement of an EBITDA goal (with EBITDA for purposes of the MIP defined as Adjusted EBITDA (as defined in “Prospectus Summary―Summary Historical Consolidated Financial and Other Data”), plus MIP expense, change in the margin on unearned revenue, change in deferred revenue, interest income and parent company items, less new store pre-opening expenses and non-cash rent). The NVI Board has reserved the ability to adjust the actual EBITDA results to exclude the effects of unplanned or unusual items (whether favorable or unfavorable).

Each NEO’s target annual bonus under the MIP is expressed as a percentage of his base salary and the target bonuses range from 32.5% to 60% of base salary. Actual MIP awards were calculated by multiplying each NEO’s base salary by his payout percentage. MIP awards are earned at 100% of target if the Company achieved 2016 EBITDA of $146.7 million. For fiscal 2016, there was a threshold level and seven additional levels of EBITDA achievement under the MIP, with Tier I being the target achievement level and Tier VII the maximum achievement level. Awards could be earned at more or less than target based on the pre-established scale set forth in the following table:

	Threshold	Tier I (Target)	Tier II	Tier III	Tier IV	Tier V	Tier VI	Tier VII (Maximum)
	% Attainment of EBITDA Target
	94.1%	100%	102.7%	106.9%	112.2%	118.5%	125.2%	131.9%
Named Executive Officer	Payout Percentages
L. Reade Fahs	15%	60%	70%	90%	110%	130%	150%	170%
J. Bruce Steffey	15%	60%	70%	90%	110%	130%	150%	170%
Patrick R. Moore	13.125%	50%	58.75%	76.25%	93.75%	111.25%	128.75%	146.25%
Mitchell Goodman	13.125%	50%	58.75%	76.25%	93.75%	111.25%	128.75%	146.25%
John Vaught	11.25%	32.5%	40%	55%	70%	85%	100%	115%

For performance percentages between the specified threshold, target, and other tier levels, payouts were interpolated on a straight-line basis.

Notwithstanding the establishment of the EBITDA goal and the scale for determining the resulting MIP awards earned, as described above, the NVI Board had the ability to exercise positive or negative discretion and award a greater or lesser amount to our NEOs than the amount determined by the scale above if it determined that circumstances so warranted. The NVI Board did not exercise such discretion in fiscal 2016.

For fiscal 2016, the Company’s EBITDA achieved was $154.8 million, resulting in a payout percentage of 83% of base salary for each of Messrs. Fahs and Steffey, 70% of base salary for each of Messrs. Moore and Goodman and 50% of base salary for Mr. Vaught. Each of the NEOs earned MIP awards for fiscal 2016 as follows, which are included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” below.

Named Executive Officer	2016 Base Salary	Bonus Target Percentage	Bonus Target Amount	Achievement Factor as a Percentage of Target Amount	Actual MIP Award
L. Reade Fahs	$605,221	60%	$363,133	139%	$503,074
J. Bruce Steffey	$552,635	60%	$331,581	139%	$459,363
Patrick R. Moore	$378,950	50%	$189,475	140%	$266,144
Mitchell Goodman	$324,615	50%	$162,308	140%	$227,984
John Vaught	$267,250	32.5%	$86,856	153%	$133,202

Long-Term Incentive Awards

In 2014, our Board of Directors and stockholders of the Company approved the 2014 Stock Incentive Plan for Key Employees of Nautilus Parent, Inc. and its Subsidiaries, or the 2014 Stock Incentive Plan. The principal purpose of the 2014 Stock Incentive Plan is to promote our long term financial interests and growth by attracting and retaining management and other employees and key service providers, motivate management by means of growth-related incentives to achieve long range goals and further align interests of participants with those of our stockholders. As of December 31, 2016, only stock options have been granted to any of the NEOs under the 2014 Stock Incentive Plan. See “—Equity Incentive Plans—2014 Stock Incentive Plan” for a description of the 2014 Stock Incentive Plan.

Full 2014 Grants. Each of our NEOs received option grants in full year 2014, which we refer to as the “2014 Options.” On March 13, 2014, our Board of Directors granted each of Messrs. Fahs, Steffey, Goodman and Vaught an option to purchase 1,525,731, 762,865, 356,004 and 167,830 shares of our common stock, respectively. In connection with being hired by us, on September 16, 2014, our Board of Directors granted Mr. Moore an option to purchase 267,003 shares of our common stock. Both the March and September grants were made pursuant to our 2014 Stock Incentive Plan, with an exercise price of $9.84 per share, which the Board of Directors determined was at least equal to the fair market value on the date of grant. The 2014 Options consist of 40% time-based and 60% performance-based options. For additional information regarding the 2014 Options, see “Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards—Equity Awards” below.

Payments for Pre-Acquisition Options and Rollover Options. Certain outstanding options to acquire stock that were issued prior to our acquisition by affiliates of KKR Sponsor, whether or not fully vested, became fully vested immediately prior to such acquisition and were either rolled over into options to purchase shares of our common stock or canceled and converted into cash payments, based on the difference between the change in control price and the option’s exercise price.

Certain of our executives, including Mr. Vaught, rolled over a portion of their pre-acquisition outstanding options into options to purchase shares of our common stock. These “rollover options” were fully vested as of their date of grant and remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements and a separate rollover option agreement entered into with each of the individual option holders, including Mr. Vaught. However, in connection with our acquisition by affiliates of KKR Sponsor, the exercise price and number of shares underlying the rollover options were adjusted as a result of the acquisition, including for Mr. Vaught, whose exercise price for such options was adjusted to $2.42 per option. For additional information regarding the options, see “Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards—Equity Awards” below.

As provided under the plan and related award agreements, the exercise price of options is subject to reduction to reflect cash dividends paid after the grant date. In connection with extraordinary dividends paid in June 2015 and February 2017, the exercise prices of the options granted to our NEOs were reduced. In February 2017, our Board of Directors approved a cash dividend payable to holders of our common stock, which we refer to as the “2017 Dividend,” of $2.977 per share, which we refer to as the “2017 Dividend Amount.” To equitably reflect the impact of the 2017 Dividend on the holders of outstanding options, our Board of Directors approved cash payments to be made with respect to rollover options and vested options and approved reductions of the exercise price for unvested options as follows. Holders of vested options and rollover options received a one-time cash payment equal to the number of rollover options and/or vested options held by such holder, as applicable, multiplied by an amount equal to the 2017 Dividend Amount, less any applicable withholding taxes. The per share exercise prices of unvested options were reduced by an amount equal to the 2017 Dividend Amount to the extent the per share exercise price could be reduced under applicable tax rules.

For additional information regarding the options, see “Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards—Equity Awards” below.

Perquisites and Other Benefits

Our team members, including the NEOs, are eligible for specified benefits, such as group health, dental, disability and life insurance. These benefits are intended to provide competitive and adequate protection in case of sickness and the NEOs participate in these plans on the same basis as all other team members.

We provide specified perquisites to our NEOs when appropriate, including relocation as required. We also provide our executives, including our NEOs, with additional basic life insurance coverage and supplemental long-term disability insurance. In addition, we provide our CEO with tax accounting services and a Young Presidents’ Organization, or YPO, membership. These perquisites are intended to enable us to attract and retain highly qualified employees for key positions and are believed to be reasonable and consistent with our overall compensation program. The value of these perquisites and other personal benefits are reflected in the “All Other Compensation” column to the “Summary Compensation Table” and the accompanying footnotes.

Retirement Benefits

Our eligible U.S. employees, including our NEOs, participate in the National Vision, Inc. 401(k) Retirement Savings Plan, or the 401(k) Plan. Eligible employees are eligible to enroll in the 401(k) Plan during the first month following three months of service with the Company. Under the 401(k) Plan, we match 50% of the first 3% of a participant’s contributions. The Company’s matching contributions vest pro rata over each of the following four years of employment with the Company.

Severance Benefits

The Company provides severance benefits to its executives in order to offer competitive total compensation packages and to be competitive in the Company’s executive attraction and retention efforts. The National Vision, Inc. Severance Plan, or the Severance Plan, in which all of our NEOs participate, provides for severance payments and benefits to executives upon a qualifying termination of employment. In addition, Messrs. Fahs, Steffey and Goodman participate in the Executive Supplement to the Severance Plan. Mr. Moore also became eligible to participate in the Executive Supplement in March 2017.

In the event of a qualifying termination (as defined in the Severance Plan), participating executives are generally eligible to receive severance in an amount equal to 12 months of such executive’s annual base salary, payable over a 12-month period. Executives who participate in the Executive Supplement are eligible to receive extended severance of 24-months of annual base salary, plus an additional payment equal to 30% of annual base salary, all payable over a 24-month period. The Severance Plan also provides for payments of COBRA premiums for up to a 12-month period following a qualifying termination.

As a condition to receiving any severance payments and benefits under the Severance Plan, executives are required to execute a severance agreement which includes a release of claims against the Company and certain restrictive covenants.

See “Potential Payments upon Termination or Change in Control,” which describes the payments to which each of the NEOs may be entitled under the Severance Plan and the Executive Supplement.

Tax and Accounting Considerations

We consider the effect of tax, accounting and other regulatory requirements in designing and implementing compensation programs so that our programs meet regulatory requirements and efficiently deliver compensation. While these factors may impact plan designs, ultimately, decisions reflect the pay strategy of the Company and the program intent.

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally disallows tax deductions to publicly-held companies for individual compensation over $1 million paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. This rule does not yet apply to us, but will after our initial public offering following the transition period outlined below.

Following this offering, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a specified transition period under Section 162(m). This transition period may extend until the first annual stockholders meeting that occurs after the end of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the compensation committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the compensation committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for services rendered in all capacities for the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
L. Reade Fahs Chief Executive Officer	2016	605,221	—	—	—	503,074	—	16,911	1,125,206
J. Bruce Steffey President	2016	552,635	—	—	—	459,363	—	7,093	1,019,091
Patrick R. Moore Senior Vice President and Chief Financial Officer	2016	378,950	—	—	—	266,144	—	9,380	654,474
Mitchell Goodman Senior Vice President, General Counsel and Secretary	2016	324,615	—	—	—	227,984	—	11,728	564,327
John Vaught Senior Vice President and Chief Information Officer	2016	267,250	—	—	—	133,202	—	8,422	408,874
(1)	Amounts in this column reflect the salary earned during the fiscal year. In April 2016, base salaries of each of Messrs. Fahs, Steffey, Goodman and Vaught were increased. Mr. Moore’s base salary was increased on April 3, 2016 as well as on September 18, 2016. See “Compensation Discussion and Analysis—Compensation Elements—Base Salary” above.
(2)	All Other Compensation for 2016 includes:
NEO	Employer 401(k) Matching Contributions ($)(a)	Tax Services Reimbursement ($)(b)	Life Insurance Premiums ($)(c)	Disability Insurance Premiums ($)(d)	Other ($)(e)	Total ($)
L. Reade Fahs	3,799	5,355	360	2,397	5,000	16,911
J. Bruce Steffey	4,694	—	360	2,039	—	7,093
Patrick R. Moore	9,020	—	360	—	—	9,380
Mitchell Goodman	6,089	—	360	5,279	—	11,728
John Vaught	4,009	—	360	4,053	—	8,422
(a)	Our 401(k) plan provides for a 50% matching contribution on the first 3% of participants’ pre-tax contributions up to IRS limits.
(b)	With respect to each calendar year of employment, Mr. Fahs is entitled to be reimbursed by us for the reasonable cost of tax accounting services.
(c)	Each of our NEOs is entitled to basic life insurance coverage of up to two times base salary up to $500,000.
(d)	Each of our NEOs is entitled to supplemental long-term disability insurance coverage. The total benefit maximum of both the basic and supplemental disability insurance coverage is $10,000.
(e)	Represents fees paid for Mr. Reade’s YPO membership.

2016 Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards to the NEOs during the fiscal year ended December 31, 2016.

Name	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold ($)	Target ($)	Maximum ($)
L. Reade Fahs	90,783	363,133	1,028,876
J. Bruce Steffey	82,895	331,581	939,479
Patrick R. Moore	49,737	189,475	554,214
Mitchell Goodman	42,606	162,308	474,750
John Vaught	30,066	86,856	307,388
(1)	Reflects the possible payouts of cash incentive compensation under the MIP. See “Compensation Discussion and Analysis—Compensation Elements—Management Incentive Plan” above for a description of the MIP. The actual amounts paid are described in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.”

Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards

Equity Awards

Each of our NEOs is party to a Management Stockholder’s Agreement with us. The Management Stockholder’s Agreement, along with a Sale Participation Agreement, an Option Agreement and, with respect to Mr. Vaught, an Option Rollover Agreement, generally govern each NEO’s rights with respect to shares of common stock of the Company held by such NEO, such NEO’s 2014 Options and, with respect to Mr. Vaught, his rollover options, and contain certain rights and obligations of the parties thereto with respect to vesting, transfer restrictions, put and call rights, tag-along rights, drag-along rights, registration rights and rights of first refusal, and certain other matters.

Vesting Terms

The 2014 Options granted to our NEOs consist of 40% time-based and 60% performance-based options. The time-based options vest as to 20% of the shares subject to such option on each anniversary of the closing date of our acquisition by affiliates of KKR Sponsor, such that all of the shares subject to such time-based options will be vested and exercisable on March 13, 2019, the fifth anniversary of the closing date of our acquisition by affiliates of KKR Sponsor, subject to the holder continuing to provide services through such vesting date. The performance-based options are eligible to vest upon (i) a change in control (as defined in our 2014 Stock Incentive Plan), (ii) extraordinary dividend payment(s), (iii) a sale of shares by affiliates of KKR Sponsor into the public market (including the sale of shares by affiliates of KKR Sponsor in connection with this initial public offering) or (iv) any other event or transaction (or series of events or transactions) wherein affiliates of KKR Sponsor receive cash, on a cumulative basis, in respect of their shares, which we refer to as a “Realization Event.” Upon each date that a Realization Event occurs, a percentage of the performance-based options will vest if affiliates of KKR Sponsor receive proceeds that result in the achievement of a cumulative internal rate of return equal to at least 20% and:

•	If the multiple of invested capital, or MOIC, achieved is less than two times, no portion of the performance-based options will vest;
•	If the MOIC achieved is equal to two times, then 25% of the performance-based options will vest; and
•	If the MOIC achieved is greater than two times, then an additional percentage of the performance-based options above 25% will vest with up to 100% of the performance-based options becoming vested upon the achievement of a MOIC equal to or greater than 5x based on the following formula: the product of (x)(1) the actual MOIC received as of the given Realization Event minus (2) the MOIC equal to two, and (y) 25%.

Mr. Vaught’s rollover options were fully vested as of their date of grant.

Put Rights.

Prior to the later of (1) March 13, 2019 and (2) a change of control (as defined in the Management Stockholder’s Agreement), if an NEO’s employment is terminated as a result of death or disability, then such NEO has a right, subject to specified limitations and for a specified period following such termination, to cause the Company to repurchase all or any vested options for an amount equal to the product of (x) the excess, if any, of fair market value on the repurchase calculation date (as defined in the Management Stockholder’s Agreement) of a share underlying the option over the exercise price and (y) the number of options. We refer to this calculation as the “Option Formula.”

Call Rights Regarding the NEOs’ Vested 2014 Options.

Prior to the later of (1) March 13, 2019 and (2) a change of control, if an NEO’s employment is terminated for any reason, or in the event of a breach by an NEO of the Management Stockholder’s Agreement, including a restrictive covenant violation, the Company has the right, for a specified period following the termination of such NEO’s employment, to purchase all of such NEO’s vested options as follows:

Triggering Event	Call Price
Death or Disability	Option Formula
Termination for Cause	Options are terminated without payment
Termination Without Cause or for Good Reason	Option Formula
Termination Without Good Reason Prior to March 13, 2017 (other than due to death or Disability)	Options are terminated without payment
Termination Without Good Reason on or After March 13, 2017 (other than due to death or Disability)	Option Formula
Material Breach of Management Stockholder’s Agreement	Options are terminated without payment

Call Rights Regarding Mr. Vaught’s Rollover Options.

Prior to the later of (1) March 13, 2019 and (2) a change of control, if Mr. Vaught’s employment is terminated for any reason, or in the event of a breach by Mr. Vaught of the Management Stockholder’s Agreement, including a restrictive covenant violation, the Company has the right, for a specified period following the termination of such NEO’s employment, to purchase all of Mr. Vaught’s vested rollover options as follows:

Triggering Event	Call Price
Death or Disability	Option Formula
Termination for Cause	Option Formula
Termination Without Cause or for Good Reason	Option Formula
Termination Without Good Reason Prior to March 13, 2017 (other than due to death or Disability)	Option Formula
Termination Without Good Reason on or After March 13, 2017 (other than due to death or Disability)	Option Formula
Material Breach of Management Stockholder’s Agreement	Option Formula

Restrictive Covenants

In addition, our NEOs have agreed to specified restrictive covenants, including an indefinite confidentiality covenant, and covenants related to non-disparagement, non-competition and non-solicitation of our employees, consultants and independent contractors at all times during the NEO’s employment, and for eighteen months thereafter.

Additional terms regarding the equity awards are summarized above under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Awards” and under “Potential Payments upon Termination or Change in Control” below. See also “Certain Relationships and Related Party Transactions” for additional information regarding the Management Stockholder’s Agreements.

Outstanding Equity Awards at 2016 Fiscal YearEnd

The following table sets forth information regarding outstanding equity awards made to our NEOs as of December 31, 2016.

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)	Option Exercise Price ($)(4)	Option Expiration Date(5)
L. Reade Fahs	3/13/14		—	366,175	915,438	7.24	3/13/24
J. Bruce Steffey	3/13/14		61,029	183,087	457,719	7.24	3/13/24
	3/13/14		61,029	—	—	8.22	3/13/24
Patrick R. Moore	9/16/14		21,360	64,080	160,201	7.24	9/16/24
	9/16/14		9,154	—	—	8.22	9/16/24
Mitchell Goodman	3/13/14		28,480	85,440	213,602	7.24	3/13/24
	3/13/14		28,480	—	—	8.22	3/13/24
John Vaught	4/11/13	(6)	13,490	—	—	1.66	4/11/23
	3/13/14		13,426	40,279	100,698	7.24	3/13/24
	3/13/14		13,426	—	—	8.22	3/13/24
(1)	The numbers in this column represent vested and exercisable time-based options and, for Mr. Vaught, also represent vested and exercisable rollover options.
(2)	The numbers in this column represent unvested outstanding time-based options, which ordinarily vest as to 20% of the shares subject to such options on each anniversary of March 13, 2014, the closing date of the KKR Acquisition. The first 20% of the time-based options granted in 2014 vested on March 13, 2015 and the second 20% vested on March 13, 2016.

Vesting of the time-based options will be accelerated upon a change in control that occurs while the executive is still employed by us, as described under “Potential Payments upon Termination or Change in Control—2014 Options” below.

(3)	The numbers in this column represent unvested outstanding performance-based options, which ordinarily become vested pursuant to the vesting schedule described above under “Narrative to Summary Compensation Table and 2016 Grants of Plan-Based Awards—Equity Awards—Vesting Terms.” None of the outstanding performance-based options have vested.
(4)	In connection with our acquisition by affiliates of KKR Sponsor, the exercise price of Mr. Vaught’s rollover options was adjusted to $2.42 per option. The exercise price for Mr. Vaught’s rollover options was further adjusted in 2015 as a result of an extraordinary dividend payment to $1.66 per option. The exercise prices for outstanding time-based and performance-based options were also adjusted as a result of the 2015 extraordinary dividend payment as follows: unvested time-based and performance-based options were adjusted to $7.24 per option and vested time-based options were adjusted to $8.22 per option. As described under “Long-Term Incentive Awards—Payments for Pre-Acquisition Options and Rollover Options” above, the exercise prices for outstanding unvested time-based and performance-based options were further adjusted in 2017 to $4.25 per option as a result of an extraordinary dividend payment.
(5)	The expiration date shown is the normal expiration date occurring on the tenth anniversary of the grant date. Options may terminate earlier in certain circumstances, such as in connection with an NEO’s termination of employment or in connection with certain corporate transactions, including a change in control of the Company.
(6)	Represents the original grant date of Mr. Vaught’s rollover options. See “—Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Awards.”

2016 Option Exercises and Stock Vested

The following table provides information regarding options exercised by the NEOs during the fiscal year ended December 31, 2016.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
L. Reade Fahs	122,058	244,028
J. Bruce Steffey	—	—
Patrick R. Moore	—	—
Mitchell Goodman	—	—
John Vaught	—	—
(1)	Represents the difference between the fair market value of the shares acquired on exercise, as determined by the most current valuation of our common stock prior to such exercise, and the exercise price of the option.

2016 Pension Benefits

We have no defined pension benefit plans for our executive officers.

2016 Non-Qualified Deferred Compensation

We have no non-qualified defined contribution or other non-qualified deferred compensation plans for our executive officers.

Potential Payments upon Termination or Change in Control

The following section describes the payments and benefits that may become payable to the NEOs in connection with their termination of employment and/or a change in control. All such payments and benefits will be paid or provided by us or National Vision, Inc. For purposes of this section, we have assumed that (1) the price per share of our common stock on December 30, 2016, the last business day of fiscal 2016, is equal to $14.89, the valuation of our common stock as of September 30, 2016, which is the date of the most current valuation prior to December 31, 2016, (2) we do not exercise any discretion to accelerate the vesting of outstanding options in connection with a change in control, and (3) the value of any stock options that may be accelerated is equal to the full value of such awards (i.e., the full “spread” value for stock options as of December 31, 2016).

Severance Plan

The Severance Plan provides for severance payments and benefits to eligible employees, including our NEOs, upon a qualifying termination of employment, which includes a termination of employment for one or more of the following reasons, as determined by the Company: (1) lack of work, (2) reorganization, (3) business necessity, (4) economic condition, (5) termination of employment by us without “Cause” or (6) termination of employment by the executive for “Good Reason.” In the event of a qualifying termination of employment, the Severance Plan provides for the following payments and benefits:

•	Severance in an amount equal to 12 months of the executive’s annual base salary, payable over the 12-month period following the date of such qualifying termination; and
•	If the executive has executed a non-compete and restrictive covenant agreement, which we refer to as the “Non-Compete Agreement,” with the Company on or after July 21, 2011, has not violated the Non-Compete Agreement and has properly elected COBRA continuation coverage, Company-paid COBRA premiums for up to 12 months, which we refer to as the “COBRA Benefit.”

Certain executives who are designated by our Board of Directors and participate in the Company’s MIP are eligible for certain severance payments and benefits in lieu of the severance payments and benefits described above in the event of a qualifying termination of employment pursuant to an Executive Supplement to the Severance Plan. As of December 31, 2016, Messrs. Fahs, Steffey and Goodman were eligible to participate in the Executive Supplement to the Severance Plan. In March 2017, the Board of Directors also approved Mr. Moore’s participation in the Executive Supplement. The payments and benefits under the Executive Supplement to the Severance Plan in the event of a qualifying termination of employment include the following:

•	Severance in an amount equal to 24 months of the executive’s annual base salary, payable over the 24-month period following the date of such qualifying termination;
•	An amount equal to 30% of the executive’s annual base salary, payable over the 24-month period following the date of such qualifying termination; and
•	The COBRA Benefit.

As a condition to receiving severance payments and benefits under the Severance Plan, executives are required to execute a severance agreement which includes a release of claims against the Company and certain restrictive covenants. Such restrictive covenants include prohibiting the executive from:

•	Disparaging the Company or any officer, director or employee of the Company;
•	Disclosing or using any confidential information or trade secrets of the Company; and
•	Engaging in any activities, directly or indirectly, which have the effect of disrupting the Company’s operations or harming the Company’s reputation with its customers, suppliers or employees.

If an executive is found to have violated the terms of the Severance Plan, severance agreement or Non-Compete Agreement, the Company may initiate proceedings to recover any severance payments the executive received under the Severance Plan.

Under the Severance Plan:

“Cause” generally means the following act(s) by an executive, after written notification to the executive by the Company of its demand for the executive to cure such act(s), and a failure by the executive to cure such act(s):

•	Commission of an act or acts of fraud, dishonesty, gross negligence or willful misconduct of his or her duties that does, or could, if continued or repeated, result directly or indirectly in significant gain or personal enrichment to the executive at the expense of the Company or in injury to the Company;
•	Commission of an act or acts constituting any felony or any criminal act involving moral turpitude, or any other criminal act involving dishonesty, disloyalty, fraud or theft with respect to the Company; or
•	Material breach of any agreement under which he or she has committed to confidentiality, nondisclosure or non-solicitation protections for the Company.

“Good Reason” generally means a termination of employment upon the occurrence (without express written consent of the executive) of any of the following acts by the Company, or failure by the Company to act, and such act or failure to act has not been corrected within thirty (30) days after the executive provides written notice to the Company of such act or failure to act:

•	A significant, adverse change by the Company in the executive’s employment responsibilities;
•	A reduction in base salary;
•	Relocation without the executive’s consent to a location more than fifty (50) miles from the executive’s principal office in the Atlanta metropolitan area, except for required travel on the Company’s business; or
•	Failure by the Company, without the executive’s consent, to pay any portion of the executive’s current compensation or any portion of an installment of deferred compensation within seven days of the date such compensation is due.

2014 Options

Effect of Change in Control on Vesting of Time-Based and Performance-Based Options

Upon a change in control (as defined below under “Equity Incentive Plans—2014 Stock Incentive Plan”), unvested time options would become immediately vested and exercisable. Upon a change in control, performance options would become vested and exercisable up to the following percentage (to the extent not already vested up to or in excess of the following percentage):

•	If the MOIC is less than two times, no portion of the performance-based options will vest;
•	If the MOIC achieved is at least equal to two times, then 25% of the performance-based options will vest; and
•	If the MOIC achieved is greater than two times, then an additional percentage of the performance-based options above 25% will vest with up to 100% of the performance-based options becoming vested upon the achievement of a MOIC equal to or greater than 4x based on the following formula: the product of (x)(i) the actual MOIC achieved on the change in control minus (ii) the MOIC equal to two, and (y) 37.5%.

Any portion of the performance-based options that do not vest on a change in control will immediately expire on the date of such change in control.

Effect of Death or Disability on Vesting of Time-Based Options

Upon a termination of an NEO’s employment with the Company by reason of death or disability, the 20% portion of the time-based options that would have become exercisable on the next vesting date following the date of such termination of employment will become vested and exercisable.

Effect of Other Terminations of Employment on 2014 Options

Except as set forth above with respect to the effect of death or disability on vesting of time-based options, none of the unvested options held by the NEOs will become vested and exercisable following termination of employment with us for any reason and any option that is unvested as of the date of termination of employment will immediately expire.

The following table lists the payments and benefits that would have been triggered for each of our NEOs under the circumstances described below assuming that the applicable triggering event occurred on December 31, 2016.

Named Executive Officer	Severance Benefit ($)(1)	Continuation of Health Benefits ($)(2)	Value of Accelerated Stock Options ($)(3)
L. Reade Fahs
Qualifying Termination of Employment	1,403,000	—	—
Change in Control	—	—	2,798,485
Termination Upon Death or Disability	—	—	932,828

J. Bruce Steffey
Qualifying Termination of Employment	1,302,950	16,341	—
Change in Control	—	—	1,399,243
Termination Upon Death or Disability	—	—	466,414

Patrick R. Moore
Qualifying Termination of Employment	380,000	—	—
Change in Control	—	—	489,735
Termination Upon Death or Disability	—	—	163,245

Mitchell Goodman
Qualifying Termination of Employment	759,000	15,397	—
Change in Control	—	—	652,980
Termination Upon Death or Disability	—	—	217,660

John Vaught
Qualifying Termination of Employment	280,000	15,397	—
Change in Control	—	—	307,833
Termination Upon Death or Disability	—	—	102,611
(1)	Amounts reported for Messrs. Fahs, Steffey and Goodman represent 24 months of the executive’s annual base salary plus an amount equal to 30% of the executive’s annual base salary. Amounts reported for Messrs. Moore and Vaught represent 12 months of the executive’s annual base salary. In March 2017, our Board of Directors approved Mr. Moore’s participation in the Executive Supplement to the Severance Plan. Mr. Moore would have been entitled to a severance benefit of $874,000 in the event of a qualifying termination of employment on December 31, 2016 if he had participated in the Executive Supplement as of such date.
(2)	The amounts reported represent the cost of providing each applicable NEO with COBRA continuation coverage for group health benefits for a period of 12 months following the date of termination.
(3)	The amounts reported represent accelerated vesting of unvested options as described above under “—2014 Options,” and are based on our common stock having a fair market value of $14.89 per share on September 30, 2016, the date of the most current valuation of our common stock prior to December 31, 2016. The amounts reported reflect the “spread” value of $7.65 per share for the 2014 Options with an exercise price of $7.24, representing the difference between the fair market value and the exercise price.

Compensation Actions Taken in Fiscal Year 2017

Mr. Fahs Salary and Bonus Opportunity Increase

In October 2017, we increased Mr. Fahs’ base salary to $900,000, retroactively effective as of September 1, 2017. In addition, we increased Mr. Fahs’ 2017 annual bonus opportunity under the MIP from 60% to 100% of his 2017 base salary.

IPO Equity Awards

In connection with this offering, we expect to make a grant of stock options with a value of $800,000 under the 2017 Omnibus Incentive Plan to Mr. Moore with an exercise price equal to the initial public offering price. The stock options will vest in three substantially equal installments on each of the first, second and third anniversaries of the grant date, subject to continued employment through the applicable vesting date; provided, that upon the occurrence of a change in control (as defined in the 2017 Omnibus Incentive Plan), all options will fully vest. In the event that Mr. Moore’s employment with us is terminated due to his death or disability, the next installment of options that would have vested on the next anniversary of the grant date, if Mr. Moore had remained employed through such date, will vest. Upon any other termination of Mr. Moore’s employment that is not due to death or disability, all unvested stock options will be forfeited.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2017 Omnibus Incentive Plan

Our board of directors expects to adopt, and we expect our stockholders to approve, the 2017 Omnibus Incentive Plan prior to the completion of the offering.

Purpose. The purpose of our 2017 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our 2017 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the “Committee”). The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2017 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our 2017 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our 2017 Omnibus Incentive Plan; adopt sub-plans; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2017 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2017 Omnibus Incentive Plan. Unless otherwise expressly provided in our 2017 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2017 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2017 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Awards Subject to our 2017 Omnibus Incentive Plan. Our 2017 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2017 Omnibus Incentive Plan is 4,000,000 (the “Absolute Share Limit”). No more than the number of shares of common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $500,000 in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under our 2017 Omnibus Incentive Plan. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2017 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, under our 2017 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Omnibus Incentive Plan; provided, that all stock options granted under our 2017 Omnibus Incentive Plan are required to have a per share exercise price that is notless than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2017 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (1) in cash or its equivalent at the time the stock option is exercised; (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (provided that such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment); or (3) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights under our 2017 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Omnibus Incentive Plan. The Committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2017 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards.The Committee may grant other equity-based or cash-based awards under our 2017 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Omnibus Incentive Plan.

Effect of Certain Events on the 2017 Omnibus Incentive Plan and Awards. In the event of (1) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in our 2017 Omnibus Incentive Plan), or (2) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (1) or (2), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under our 2017 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our 2017 Omnibus Incentive Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (c) any applicable performance measures; provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any change in control, the Committee may, in its sole discretion, provide for any one or more of the following: (1) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting of, the exercisability of, or lapse of restrictions on awards and (2) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards. Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate our 2017 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to our 2017 Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (2) it would materially increase the number of securities which may be issued under our 2017 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (3) it would materially modify the requirements for participation in our 2017 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination); provided, that, except as otherwise permitted in our 2017 Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our 2017 Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (1) any clawback, forfeiture or other similar policy adopted by our board of directors or the Committee and as in effect from time to time, and (2) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

2014 Stock Incentive Plan

Our Board of Directors initially adopted the 2014 Stock Incentive Plan on March 13, 2014 and it was approved by our stockholders on March 13, 2014. The 2014 Stock Incentive Plan was subsequently amended by our Board of Directors and our stockholders on November 9, 2015 and June 5, 2017 to increase the share reserve. The principal purpose of the 2014 Stock Incentive Plan is to promote our long term financial interests and growth by attracting and retaining management and other employees and key service providers, motivate management by means of growth-related incentives to achieve long range goals and further the alignment of interests of participants with those of our stockholders.

Types of awards. The 2014 Stock Incentive Plan provides for the grant of stock options and other stock-based awards to employees, non-employee members of our Board of Directors, consultants, and other persons having a service relationship with us.

Share reserve. We have reserved an aggregate of 10,988,826 shares of our common stock for issuance under our 2014 Stock Incentive Plan. As of September 30, 2017, options to purchase a total of 10,347,067 shares of common stock were issued and outstanding (excluding rollover options), 565,860 shares of common stock had been issued upon the exercise of options granted under the 2014 Stock Incentive Plan and 69,452 shares remained available for future grants.

Administration. Our Board of Directors or, to the extent appointed by the Board of Directors, a committee thereof, which we refer to as the “Administrator,” administers our 2014 Stock Incentive Plan. The Administrator may delegate to the Chief Executive Officer and to other senior officers (if any) its duties under the 2014 Stock Incentive Plan, subject to applicable law and such conditions and limitations as the Administrator prescribes, except that only the Administrator may designate and make grants to participants.

Awards. Our 2014 Stock Incentive Plan provides that the Administrator may grant or issue stock options or other stock-based awards. Each award will be set forth in a separate agreement with the person receiving the award and will set forth the terms, conditions and limitations applicable to the award.

•	Stock options provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the Administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by the Administrator. Stock options may be granted for any term specified by the Administrator that does not exceed ten years from the grant date.

•	Other stock-based awards may include awards of shares, awards of restricted shares and/or awards that are valued by reference to, or otherwise based on the fair market value of, shares (including, without limitation, restricted stock units, stock appreciation rights, and dividend equivalent rights).

Payment. The exercise price of stock options granted under our 2014 Stock Incentive Plan may be paid for in cash, by wire transfer, or if the participant so elects and, if applicable, with the consent of the Administrator, in shares the participant has held for such period of time as required by the Company’s accountants or through the withholding of shares otherwise issuable upon the exercise of the stock option (in each case, any such shares valued at fair market value on the date of exercise).

Transfer. Our 2014 Stock Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Certain events. In the event of any stock split, reverse stock split, spin-off, share combination, reclassification, change of the legal form, recapitalization, liquidation, dissolution, reorganization, merger, payment of a dividend (other than a cash dividend paid as part of a regular dividend program) or other similar transaction or occurrence, the Administrator shall make appropriate adjustments to the number and kind of shares available under our 2014 Stock Incentive Plan, the share prices related to outstanding grants, and/or such other action as it deems necessary to address the effect of the applicable corporate event.

Change in control. In the event of a “change in control” (as defined below), unless otherwise provided in an applicable grant agreement, the Administrator (in its sole discretion) may provide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions as of immediately prior to such change in control may automatically become fully exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be. In addition, the Administrator (in its sole discretion) may: (i) provide that awards shall be canceled for fair market value, (ii) provide for the issuance of substitute awards that will preserve in no less favorable a manner the otherwise applicable terms of any affected grants, and/or (iii) provide that for a period of at least ten business days prior to the change in control, any stock options and stock appreciation rights shall be exercisable as to all shares subject thereto and that upon the occurrence of the change in control, such stock options and stock appreciation rights shall terminate. The treatment of grants is not required to be uniform among participants or types of grants outstanding. “Change in control” under our 2014 Stock Incentive Plan means (i) the sale of all or substantially all of our assets or the assets of National Vision, Inc. (in one transaction or a series of related transactions) to any person (or group of persons acting in concert), other than to (x) KKR Sponsor and its affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by us or any of our controlled affiliates; or (ii) a merger, recapitalization or other sale of our common stock by us, KKR Vision Aggregator LP, KKR Sponsor or any of their affiliates, to any person (or group of persons acting in concert) that results in more than 50% of our common stock (or any resulting company after a merger) being held by a person (or group of persons acting in concert), that does not include (x) KKR Sponsor or its controlled affiliates or (y) an employee benefit plan (or trust forming a part hereof) maintained by us or our controlled affiliates; and in any event of clause (i) or (ii), which results in KKR Sponsor and its controlled affiliates or such employee benefit plan ceasing to hold the ability to elect a majority of the members of our Board of Directors or the Board of Directors of National Vision, Inc.

Amendment; termination. Our Board of Directors may amend, suspend or terminate our 2014 Stock Incentive Plan, but no amendment, suspension or termination may be materially disadvantageous to a holder of an outstanding grant without the holder’s consent. In addition, other than with respect to certain actions in connection with adjustments or a change in control, no such action may be taken which would, without approval of our stockholders, increase the aggregate number of shares reserved for issuance under our 2014 Stock Incentive Plan, decrease the exercise price of outstanding options or stock appreciation rights, change the requirements relating to the Administrator, or extend the term of the 2014 Stock Incentive Plan. Unless terminated sooner by our Board of Directors, our 2014 Stock Incentive Plan will terminate on March 13, 2024. No awards may be granted under our 2014 Stock Incentive Plan after it is terminated, but the terms of grants made on or before such termination shall extend beyond such termination in accordance with their terms.

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences of the grant, vesting, settlement and exercise of certain awards under the 2014 Stock Incentive Plan and the 2017 Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise of such awards. This summary is intended to reflect the current provisions of the Code and is neither intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards granted under the 2014 Stock Incentive Plan are exempt from, or comply with, the rules under Section 409A of the Code related to non-qualified deferred compensation. Moreover, the U.S. federal income tax consequences to any particular holder may differ from those described herein by reason of, among other things, the particular circumstances of such holder.

•	Incentive Stock Options. An option granted as an “incentive stock option,” or ISO, under Section 422 of the Code may qualify for special tax treatment. The Code requires that, for treatment of an option as an ISO, common stock acquired through the exercise of the option cannot be disposed of before the later of: (i) two years from the date of grant of the option or (ii) one year from the date of exercise. Holders of ISOs will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the option “spread value” at the time of exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as applicable. Assuming both holding periods are satisfied, we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the ISO. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an ISO disposes of those shares, with certain exceptions, the holder will generally realize ordinary income at the time of such disposition equal to the difference between the exercise price and the fair market value of a share on the date of exercise and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Any additional gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction. Finally, if an otherwise qualified ISO first becomes exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.
•	Non-qualified Stock Options. In general, in the case of a non-qualified stock option, the holder has no federal income tax liability at the time of grant but realizes ordinary income upon exercise of the option in an amount equal to the excess, if any, of the fair market value of the shares acquired upon exercise over the exercise price. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.
•	Stock Appreciation Rights. No federal income tax liability will be realized by a holder upon the grant of a stock appreciation right, or SAR. Upon the exercise of a SAR, the holder will recognize ordinary income in an amount equal to the fair market value of the shares of stock or cash payment received in respect of the SAR. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.
•	Restricted Stock. A holder will not have any federal income tax liability upon the grant of an award of restricted stock unless the holder otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the holder will have ordinary income equal to the difference between the fair market value of the shares on that date over the amount the holder paid for such shares, if any, unless the holder made an election under Section 83(b) of the Code to be taxed at the time of grant. If the holder makes an election under Section 83(b) of the Code, the holder will have ordinary income at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the holder paid for such shares, if any. Any future appreciation in the common stock will be taxable to the holder at capital gains rates. However, if the restricted stock award is later forfeited, the holder will not be able to recover the tax previously paid pursuant to his Section 83(b) election. We will be able to deduct, at the same time as it is recognized by the holder, the amount of ordinary income to the holder for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Special rules apply to the receipt and disposition of restricted stock received by officers and directors who are subject to Section 16(b) of the Exchange Act.

•	Restricted Stock Units. A holder will not have any federal income tax liability at the time a restricted stock unit is granted. Rather, upon the delivery of shares (or cash) pursuant to a restricted stock unit award, the holder will have ordinary income equal to the fair market value of the number of shares (or the amount of cash) the holder actually receives with respect to the award. We will be able to deduct the amount of ordinary income to the holder for federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for ordinary income paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which we are not entitled to a deduction.
•	Stock Bonus Awards. A holder will have ordinary income equal to the difference between the fair market value of the shares on the date the common stock subject to the award is transferred to the holder over the amount the holder paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the holder, the amount of ordinary income to the holder for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the stock is treated as capital gain or loss for which we are not entitled to a deduction.
•	Other Stock-Based Awards. A holder will have ordinary income equal to the difference between the fair market value of the shares on the date the common stock subject to another stock-based award is transferred to the holder over the amount the holder paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the holder, the amount of ordinary income to the holder for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the stock is treated as capital gain or loss for which we are not entitled to a deduction.
•	Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1 million per year per person to its principal executive officer, and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its prospectus or proxy statement as a result of their total compensation, subject to certain exceptions, including the “performance-based compensation” exception. Finally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (1) the expiration of the compensation plan, (2) a material modification of the compensation plan (as determined under Code Section 162(m)), (3) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (4) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock as of September 30, 2017 by (1) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and our executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

The percentages of shares outstanding provided in the tables are based on 56,483,832 shares of our common stock, par value $0.01 per share, outstanding as of September 30, 2017.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o National Vision Holdings, Inc., 2435 Commerce Avenue, Bldg. 2200, Duluth, Georgia 30096.

			Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Assuming No Exercise of the Underwriters’ Option	Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Number	Percentage of Total Common Stock(1)	Percentage of Total Common Stock	Percentage of Total Common Stock
Greater than 5% Stockholders:
KKR Vision Aggregator L.P.(2)	43,475,462	76.97%	60.15%	58.24%
Investment funds affiliated with Berkshire(3)	10,171,541	18.01%	14.07%	13.62%
Named Executive Officers and Directors(4):
L. Reade Fahs(5)	976,467	1.73%	1.35%	1.31%
J. Bruce Steffey	437,375	*	*	*
Patrick R. Moore	94,594	*	*	*
Mitchell Goodman	187,155	*	*	*
John Vaught	53,769	*	*	*
Nathaniel H. Taylor(2)	—	—	—	—
Felix Gernburd(2)	—	—	—	—
D. Randolph Peeler(6)	—	—	—	—
David M. Tehle	6,357	*	*	*
All directors and executive officers as a group (13 persons)	2,041,433	3.61%	2.82%	2.73%
*	Less than one percent.
(1)	The number of shares reported includes shares covered by options that are exercisable within 60 days as follows: Mr. Steffey, 183,087; Mr. Moore, 51,874; Mr. Goodman, 85,440; Mr. Vaught, 53,769; and all directors and executive officers as a group, 482,801.
(2)	Includes 43,475,462 shares directly owned by KKR Vision Aggregator L.P. KKR Vision Aggregator GP LLC, as the general partner of KKR Vision Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR Vision Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Fund Holdings L.P., as the sole shareholder of KKR North America XI Limited, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group Holdings L.P., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR Group Limited, as the general partner of KKR Group Holdings L.P., KKR & Co. L.P., as the sole shareholder of KKR Group Limited, KKR Management LLC, as the general partner of KKR & Co. L.P., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares described in this footnote. The principal business address of each of the entities and persons identified in this paragraph, except

Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Each of Messrs. Taylor and Gernburd is a member of our Board of Directors and serves as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Each of Messrs. Kravis, Roberts, Taylor and Gernburd disclaims beneficial ownership of the shares held by KKR Vision Aggregator L.P. The principal business address of each of Messrs. Taylor and Gernburd is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(3)	Represents (i) 9,988,898 shares of common stock held by Berkshire Fund VI, Limited Partnership, or Fund VI, (ii) 129,780 shares of common stock held by Berkshire Investors LLC, or Berkshire Investors, and (iii) 52,863 shares of common stock held by Berkshire Investors III LLC, or Berkshire Investors III. Sixth Berkshire Associates LLC, or 6BA, is the general partner of Fund VI. 6BA is managed by a number of individuals who are managing directors of Berkshire, including D. Randolph Peeler who serves as one of our directors. Certain of the managing directors of Berkshire, including Mr. Peeler, are also the managing members of Berkshire Investors and Berkshire Investors III. Fund VI, Berkshire Investors and Berkshire Investors III often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Berkshire is the investment adviser to Fund VI. Berkshire Partners Holdings LLC, or BPH, is the general partner of BPSP, L.P., or BPSP, which is the managing member of Berkshire. BPH, BPSP, Berkshire, Fund VI, 6BA, Berkshire Investors and Berkshire Investors III may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act although they do not admit to being part of a group nor have they agreed to act as part of a group. By virtue of the relationships described above, each of BPH, BPSP and 6BA may be deemed to share beneficial ownership with respect to the shares of common stock held by Fund VI. The principal business address of each of the entities identified in this paragraph is c/o Berkshire Partners LLC, 200 Clarendon St., 35th Floor, Boston, MA 02116.
(4)	Does not include any shares of common stock that may be purchased under the directed share program.
(5)	Includes shares held by the Fahs Family Trust.
(6)	Excludes shares held by investment funds affiliated with Berkshire. See footnote (3) above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with the Sponsors. This agreement will grant the Sponsors the right to nominate to our board of directors a number of designees equal to: (A) in the case of private equity funds managed by Berkshire, one director so long as such funds and its affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock and (B) in the case of affiliates of KKR Sponsor, (i) at least a majority of the total number of directors comprising our board of directors at such time as long as affiliates of KKR Sponsor beneficially own at least 50% of the outstanding shares of our common stock; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR Sponsor beneficially own at least 40% but less than 50% of the outstanding shares of our common stock; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR Sponsor beneficially own at least 30% but less than 40% of the outstanding shares of our common stock; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR Sponsor beneficially own at least 20% but less 30% of the outstanding shares of our common stock; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR Sponsor beneficially own at least 5% but less than 20% of the outstanding shares of our common stock. For purposes of calculating the number of directors that affiliates of KKR Sponsor are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1∕4) directors shall equate to two directors). In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a Sponsor director designee, private equity funds managed by Berkshire or affiliates of KKR Sponsor, as applicable, who designated such director shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Sponsor director-designee.

In addition, the stockholders agreement will grant to affiliates of KKR Sponsor special governance rights, for as long as affiliates of KKR Sponsor maintain ownership of at least 25% of our outstanding common stock, including rights of approval over certain corporate and other transactions such as mergers or other transactions involving a change in control and certain rights regarding the appointment of our chief executive officer.

Registration Rights Agreement

In connection with the KKR Acquisition, we entered into a registration rights agreement with the Sponsors and with other persons who may become party thereto. Subject to certain conditions, the registration rights agreement provides certain affiliates of KKR Sponsor with an unlimited number of “demand” registrations, and provides certain affiliates of Berkshire with two “demand” registrations following an initial public offering. Under the registration rights agreement, all holders of registrable securities party thereto are provided with customary “piggyback” registration rights following an initial public offering, with certain exceptions. The registration rights agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Monitoring Agreement

In connection with the KKR Acquisition, NVI entered into a monitoring agreement, or the Monitoring Agreement, with KKR Sponsor and Berkshire pursuant to which the Sponsors provide management and advisory services to NVI and receive fees and reimbursements of related out-of-pocket expenses. The Monitoring Agreement terminates automatically upon the consummation of an initial public offering, including this offering, unless NVI elects otherwise. In the event of such a termination, we would be required to pay to each of KKR Sponsor and Berkshire a termination fee based on the net present value of future payment obligations through December 31, 2023 under the Monitoring Agreement. In connection with this offering, the Monitoring Agreement will terminate automatically in accordance with its terms and we expect to pay termination fees of approximately $3.6 million and $0.8 million to KKR Sponsor and Berkshire, respectively.

We recorded the following expenses related to management and/or advisory fees: we paid management and/or advisory fees of $0.8 million to KKR Sponsor and $0.2 million to Berkshire in fiscal year 2016, $3.5 million to KKR Sponsor and $0.2 million to Berkshire in fiscal year 2015 and $1.7 million to KKR Sponsor and $0.2 million to Berkshire in the 2014 Successor period. In addition, we paid management and/or advisory fees of $0.2 million to KKR Sponsor and $35,000 to Berkshire in the 2014 Predecessor period and paid advisory fees of $0.5 million per year to Berkshire in fiscal year 2013 and fiscal year 2012. Fees paid to KKR Sponsor and Berkshire include retainer fees and certain other ongoing project-oriented initiatives and are presented in selling, general and administrative expenses in our consolidated statements of operations and comprehensive income (loss), with the exception of $2.1 million in fees paid to KKR Sponsor and its affiliates for expenses related to new debt issued during the second quarter of fiscal year 2015, which are recorded in debt issuance costs in our consolidated statements of operating and comprehensive income (loss).

Transaction Fee Agreements

In March 2014, we entered into transaction fee letter agreements with each of KKR Sponsor and Berkshire, pursuant to which we paid approximately $9.1 million and $2.1 million, respectively, for consultation services rendered in connection with the KKR Acquisition.

Indemnification Agreement with KKR Sponsor and Berkshire

In connection with the KKR Acquisition, we and certain of our subsidiaries entered into an indemnification agreement, or the Indemnification Agreement, with each of KKR Sponsor and Berkshire, whereby the parties agreed to customary exculpation and indemnification provisions in favor of KKR Sponsor and Berkshire in connection with certain transactions, including in connection with the services provided under the Monitoring Agreement and transaction fee agreements.

Relationship with KKR Capital Markets

KKR Capital Markets LLC, an affiliate of KKR Sponsor and an underwriter in this offering, acted as an arranger and bookrunner for various financing transactions under our first lien and second lien credit agreements, and received underwriter and transaction fees totaling approximately $2.6 million, $2.0 million and $2.3 million in full year 2014, fiscal year 2015 and the six months ended July 1, 2017, respectively.

Since 2014, KKR Corporate Lending LLC, an affiliate of KKR Capital Markets LLC, has been a participating lender under the Company’s revolving credit facility, and as of July 1, 2017, has received interest payments of approximately $0.9 million.

Substantially concurrent with this offering, we intend to obtain commitments from certain lenders, which may include KKR Corporate Lending LLC, and amend our first lien revolving credit facility to increase its size and extend its maturity. See “Prospectus Summary—Recent Developments—Revolving Credit Facility Amendment.” KKR Capital Markets LLC will act as the sole arranger in connection with such amendment but will not receive any fees in connection therewith.

Relationship with KKR Credit

Since 2014, investment funds or accounts managed or advised by the global credit business of KKR & Co., or, collectively, KKR Credit, have been participating lenders under our first lien and second lien credit agreements, and as of July 1, 2017, had received in aggregate principal payments of approximately $14 million and interest payments of approximately $2.4 million. As of July 1, 2017, investment funds or accounts advised by KKR Credit held a portion of the outstanding principal balance of our first lien term loans.

Relationship with KKR Capstone

We have utilized and may continue to utilize KKR Capstone Americas LLC and/or its affiliates, or KKR Capstone, a consulting company that works exclusively with portfolio companies of KKR & Co. and its affiliated funds for consulting services, and have paid to KKR Capstone related fees and expenses. KKR Capstone is not a subsidiary or affiliate of KKR & Co. KKR Capstone operates under several consulting agreements with KKR & Co. and uses the “KKR” name under license from KKR & Co.

Management Stockholder’s Agreements

In connection with the KKR Acquisition and thereafter, we entered into management stockholder’s agreements, or Management Stockholder’s Agreements, with certain of our senior executive officers and other employees who made an equity investment in us or were granted equity based awards.

The Management Stockholder’s Agreements impose significant restrictions on transfers of shares of our common stock held by management stockholders. Generally, shares will be nontransferable by any means at any time prior to the later of a “Change in Control” (as defined in the applicable Management Stockholder’s Agreement) or the fifth anniversary of the closing date of the KKR Acquisition, or March 13, 2019, except (i) a sale of shares of common stock pursuant to an effective registration statement under the Securities Act filed by the Company in accordance with the applicable Management Stockholder’s Agreement upon the proper exercise of certain “piggyback” registration rights (described below), (ii) certain transfers to a management stockholder’s estate or trust in accordance with the applicable Management Stockholder’s Agreement, (iii) transfers approved by our Board of Directors in writing (such approval being in the sole discretion of our Board of Directors) or (iv) transfers to us or our designee.

The Management Stockholder’s Agreements also provide for management stockholders’ ability to cause us to repurchase their outstanding stock and options in the event of their death or disability, and for our ability to cause a management stockholder to sell his or her stock or options back to the Company upon certain termination events.

Additionally, following the initial public offering of our common stock, management stockholders will have limited “piggyback” registration rights with respect to their shares of common stock.

Sale Participation Agreements

The Sale Participation Agreements grant management stockholders the right to participate in any private direct or indirect sale of shares of common stock by certain affiliates of KKR Sponsor (such right being referred to herein as the “Tag-Along Right”), and require such management stockholders to participate in any such private sale if so elected by such affiliates of KKR Sponsor in the event that they are proposing to sell stock in a transaction that would constitute a Change in Control (as defined in the Management Stockholder’s Agreements, as applicable) (such right being referred to herein as the “Drag-Along Right”). The number of shares of common stock which would be required to be sold by such management stockholders pursuant to the exercise of the Drag-Along Right would be the sum of the number of shares of common stock then owned by such stockholder and his or her affiliates plus all shares of common stock such stockholder is entitled to acquire under any unexercised options (to the extent such options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by certain affiliates of KKR Sponsor in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by such affiliates of KKR Sponsor. Such management stockholders would bear their pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement. Upon completion of this offering, the Sale Participation Agreements will be terminated in accordance with their terms.

Agreements with Directors and Officers

In addition, we have certain agreements with our directors and officers which are described in the sections entitled “Management—Director Compensation” and “Management―Executive Compensation.”

We intend to enter into indemnification agreements with our directors. These agreements and our amended and restated bylaws will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors for which indemnification is sought.

Related Persons Transaction Policy

Our Board of Directors intends to adopt a written related person transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF INDEBTEDNESS

First Lien Credit Agreement

On March 13, 2014, in connection with the KKR Acquisition, Nautilus Acquisition Holdings, Inc., or Holdings, and NVI entered into a first lien credit agreement with Goldman Sachs Bank USA, as the administrative agent, collateral agent, swingline lender and a lender, Morgan Stanley Bank, N.A., as the letter of credit issuer, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Mizuho Bank, Ltd., KKR Capital Markets LLC, Barclays Bank PLC, and Macquarie Capital (USA) Inc., as joint lead arrangers and bookrunners, and the lending institutions from time to time parties thereto. This first lien credit agreement was amended on May 29, 2015 pursuant to a joinder and amendment agreement to, among other things, establish $150.0 million of new incremental term loans and add KKR Corporate Lending LLC as a new term loan lender. Pursuant to a joinder agreement dated as of February 3, 2017, $175.0 million of additional new term loans were established. The description of our first lien term loans below gives effect to both May 2015 and February 2017 incremental term loans.

Our borrowings under the first lien credit agreement consist of $500.0 million initial term loans and $325.0 million incremental term loans, each maturing on March 13, 2021. Of these first lien term loans, $804.4 million was outstanding as of July 1, 2017. The first lien credit agreement also provides for a $75.0 million revolving credit facility, which matures on March 13, 2019. A portion of the revolving credit facility is available for letters of credit and swingline loans, of which $5.5 million and $0, respectively, was utilized as of July 1, 2017. Including letters of credit and swingline loans, there was $5.5 million of borrowings outstanding under the revolving credit facility as of July 1, 2017. Substantially concurrent with this offering, we intend to amend our first lien revolving credit facility to (A) increase the size of the facility from $75 million to up to $100 million and (B) extend the maturity of the facility to the date that is five years from the closing date of the amendment (subject to customary springing maturity provisions to the extent the existing first lien term loans are not extended). See “Prospectus Summary—Recent Developments—Revolving Credit Facility Amendment.” If the Company draws more than 30% of the revolver (including non-cash collateralized letters of credit in excess of $10 million), the revolver is subject to a springing first lien leverage covenant pursuant to which the Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio (as defined in the first lien credit agreement) must not exceed 7.75 to 1.

We intend to use the net proceeds to us from this offering remaining after the repayment of our second lien term loans to repay approximately $190.0 million of our first lien term loans. See “Use of Proceeds.”

Interest Rate and Fees

Borrowings under the first lien credit agreement bear interest at a rate per annum equal to, at our option, either (a) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest period relevant to such borrowing, plus an applicable margin or (b) an alternative base rate, or ABR, determined by reference to the highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate” and (iii) 1.0% above the LIBOR rate for dollar deposits with a one-month term commencing that day, plus an applicable margin. Swingline loans bear interest at a rate per annum equal to the ABR plus an applicable margin. With respect to the first lien term loans that bear interest by reference to a LIBOR rate, the applicable margin is 3.00% and with respect to the first lien term loans that bear interest by reference to an ABR, the applicable margin is 2.00%. The applicable margin for the borrowings under the revolving credit facility (including any swingline loans) varies depending on a consolidated first lien secured debt to consolidated EBITDA ratio calculated pursuant to the first lien credit agreement, or the first lien secured leverage ratio, and was 3.00% in the case of LIBOR rate loans and 2.00% in the case of ABR loans as of July 1, 2017. With respect to the first lien term loans, the LIBOR rate is subject to a floor of 1.00%, and the ABR is subject to a floor of 2.00%.

In addition, we pay certain recurring fees with respect to the first lien credit agreement, including (i) a fee for the unused commitments of the lenders under the revolving credit facility, accruing at a rate equal to 0.50% per annum, which may be reduced to 0.375% if the first lien secured leverage ratio is less than or equal to 4.25 to 1.00, (ii) letter of credit fees, including a fronting fee and processing fees to each issuing bank, which vary depending on the first lien secured leverage ratio and (iii) administration fees. We paid $0.8 million of such fees for fiscal year 2016.

Voluntary Prepayments

We may prepay, in full or in part, borrowings under the first lien credit agreement without premium or penalty, subject to notice requirements, minimum prepayment amounts and increment limitations, provided that prepayments on all LIBOR loans will be subject to customary “breakage” costs.

Mandatory Prepayments

The first lien credit agreement requires us to prepay outstanding first lien term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if the first lien secured leverage ratio is less than or equal to 4.25 to 1.00 but greater than 4.00 to 1.00 and to 0% if the first lien secured leverage ratio is less than or equal to 4.00 to 1.00) of our annual excess cash flow;
•	100% of the net cash proceeds of all issuance or incurrence by Holdings or certain of its subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)); and
•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss, damage, condemnation or government taking of property for which insurance proceeds or a condemnation award is received, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 450 days as long as such reinvestment is completed within 180 days from the date of any such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, NVI may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the first lien credit agreement.

We are also required to prepay the amount by which we exceed the revolving credit commitment.

Amortization

We are required to repay installments on the first lien term loans in quarterly installments equal to 0.25% of the product of (x) the sum of (i) the aggregate principal amount of the initial term loan facility outstanding immediately prior to the funding date, as defined in the joinder and amendment agreement, and (ii) the original principal amount of the new term loan facility, and (y) a fraction, rounded to the nearest dollar, the numerator of which is equal to the aggregate principal amount of the initial term loan facility funded on March 13, 2014 and the denominator of which is equal to the aggregate principal amount of the initial term loan facility outstanding under the first lien credit agreement immediately prior to the funding date, with the remaining amount payable on the applicable maturity date with respect to such term loans.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

Guarantee and Security

All obligations under the first lien credit agreement are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries of NVI, subject to certain exceptions.

All obligations under the first lien credit agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the shares of NVI and substantially all of NVI’s and the assets of certain of its subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The first lien credit agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;
•	create or incur liens;
•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;
•	pay dividends and distributions on our subsidiaries’ capital stock;
•	make acquisitions, investments, loans or advances;
•	pay or modify the terms of certain indebtedness;
•	engage in certain transactions with affiliates; and
•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

If the Company draws more than 30% of the revolver (including non-cash collateralized letters of credit in excess of $10 million), the revolver is subject to a springing first lien leverage covenant pursuant to which the Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio (as defined in the first lien credit agreement) must not exceed 7.75 to 1. The first lien credit agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the first lien credit agreement will be entitled to take various actions, including the acceleration of amounts due under the first lien credit agreement and all actions permitted to be taken by a secured creditor.

Second Lien Credit Agreement

On March 13, 2014, in connection with the KKR Acquisition, Holdings and NVI also entered into a second lien credit agreement with Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Mizuho Bank, Ltd., KKR Capital Markets LLC, Barclays Bank PLC, and Macquarie Capital (USA) Inc., as joint lead arrangers and bookrunners.

The second lien credit agreement provides for $125.0 million term loan facility that matures on March 13, 2022 of which $125.0 million was outstanding as of July 1, 2017. We intend to use the net proceeds to us from this offering to repay all outstanding aggregate amount of our second lien term loans. See “Use of Proceeds.”

Interest Rate and Fees

Borrowings under the second lien credit agreement bear interest at a rate per annum equal to, at our option, either (a) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest period relevant to such borrowing, plus an applicable margin or (b) an ABR determined by reference to the highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate” and (iii) 1.0% above the LIBOR rate for dollar deposits with a one-month term commencing that day, plus an applicable margin. With respect to the second lien term loans that bear interest by reference to a LIBOR rate, the applicable margin is 5.75% and with respect to the second lien term loans that bear interest by reference to an ABR, the applicable margin is 4.75%. The LIBOR rate is subject to a floor of 1.00%, and the ABR is subject to a floor of 2.00%.

In addition, we pay certain administration fees with respect to the second lien credit agreement.

Voluntary Prepayments

We may prepay, in full or in part, borrowings under the second lien credit agreement without premium or penalty, subject to notice requirements, minimum prepayment amounts and increment limitations, provided that prepayments on all LIBOR loans will be subject to customary “breakage” costs.

Mandatory Prepayments

Subject to the mandatory prepayments under the first lien credit agreement, the second lien credit agreement requires us to prepay outstanding second lien term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if the first lien secured leverage ratio is less than or equal to 4.25 to 1.00 but greater than 4.00 to 1.00 and to 0% if the first lien secured leverage ratio is less than or equal to 4.00 to 1.00) of our annual excess cash flow;
•	100% of the net cash proceeds of all issuance or incurrence by Holdings or certain of its subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)); and

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss, damage, condemnation or government taking of property for which insurance proceeds or a condemnation award is received, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 450 days as long as such reinvestment is completed within 180 days from the date of any such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, NVI may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the first lien and second lien credit agreements.

Guarantee and Security

All obligations under the second lien credit agreement are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries of NVI, subject to certain exceptions.

Subject to the intercreditor agreement which provides that liens under the second lien credit agreement are junior to the liens under the first lien credit agreement, all obligations under the second lien credit agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the shares of NVI and substantially all of NVI’s and the assets of certain of its subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The second lien credit agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;
•	create liens;
•	engage in mergers or consolidations;
•	sell or transfer assets;
•	pay dividends and distributions on our subsidiaries’ capital stock;
•	make investments, loans or advances;
•	prepay or repurchase certain indebtedness;
•	make certain acquisitions; and
•	engage in certain transactions with affiliates.

The second lien credit agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the second lien credit agreement will be entitled to take various actions, including the acceleration of amounts due under the second lien credit agreement and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up or the sale of all or substantially all of our assets and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board of Directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply if and so long as our common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•	at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that the Sponsors and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to the Sponsors under the stockholders agreement to be entered into in connection with this offering, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, that the Sponsors and their affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These notice requirements will not apply to the Sponsors and their affiliates for as long as the stockholders agreement to be entered into in connection with this offering is in effect and/or the Sponsors and their affiliates hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the Sponsors and their affiliates for as long as the stockholders agreement to be entered into in connection with this offering is in effect and/or the Sponsors and their affiliates hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the Sponsors and their affiliates own, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once the Sponsors and their affiliates own less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our amended and restated bylaws;
•	the provisions providing for a classified board of directors (the election and term of our directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Sponsors or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Sponsors or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock has been approved for listing on NASDAQ under the symbol “EYE.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have a total of 72,283,832 shares of common stock outstanding (74,653,832 shares if the underwriters exercise in full their option to purchase additional shares). In addition, options to purchase an aggregate of approximately 10,516,116 shares of our common stock will be outstanding as of the consummation of this offering. Of the outstanding shares, the 15,800,000 shares sold in this offering (or 18,170,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including affiliates of KKR Sponsor and affiliates of Berkshire), may be sold only in compliance with the limitations described below.

The 55,205,635 shares of common stock held by affiliates of KKR Sponsor, affiliates of Berkshire and certain of our directors and executive officers after this offering, representing 76.4% of the total outstanding shares of our common stock following this offering, will be deemed “restricted securities” under the meaning of Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below. In addition, 4,069,452 shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under the 2014 Stock Incentive Plan and the 2017 Omnibus Incentive Plan to be adopted in connection with this offering.

The Management Stockholder’s Agreements impose significant restrictions on transfers of shares of our common stock held by management stockholders. See “Certain Relationships and Related Party Transactions—Management Stockholder’s Agreements.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 722,838 shares immediately after this offering (or 746,538 shares if the underwriters exercise in full their option to purchase additional shares); or

•	the average reported weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers and the holders of substantially all of our outstanding common stock prior to this offering will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of any two of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Registration Rights

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement” and “Certain Relationships and Related Party Transactions—Management’s Stockholder’s Agreements.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately 78.1% of our outstanding common stock (or 75.7%, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates and restrictions in the Management Stockholder’s Agreements.

Registration Statement on Form S-8

We intend to file one or more registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2014 Stock Incentive Plan and the 2017 Omnibus Incentive Plan to be adopted in connection with this offering. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 relating to the outstanding rollover options, the 2014 Stock Incentive Plan and the 2017 Omnibus Incentive Plan will cover 14,585,568 shares.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. We cannot assure you that such a change in law will not alter significantly the tax considerations we describe in this summary. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws including, without limitation if you are:

•	a United States expatriate;
•	a “controlled foreign corporation”;
•	a “passive foreign investment company”;
•	a bank, insurance company or other financial institution;
•	a tax exempt organization or governmental organization;
•	a broker, dealer or trader in securities;
•	subject to the alternative minimum tax;
•	a partnership or other pass-through entity for United States federal income tax purposes;
•	a person who holds our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	a person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	a person deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

In the event that we make distributions of cash or property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain and will be treated as described below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA (as defined below) below, any gain realized by a non-U.S. holder on the taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);
•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed United States federal income tax returns with respect to such losses. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code, or such Sections commonly referred to as FATCA, a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (Conflicts of Interest)

Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as the representatives of the underwriters.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,160,000
Goldman Sachs & Co. LLC	2,686,000
Citigroup Global Markets Inc.	1,580,000
KKR Capital Markets LLC	3,160,000
Morgan Stanley & Co. LLC	1,106,000
Jefferies LLC	948,000
UBS Securities LLC	948,000
Wells Fargo Securities, LLC	948,000
Guggenheim Securities, LLC	474,000
Mizuho Securities USA LLC	474,000
Macquarie Capital (USA) Inc.	316,000

Total	15,800,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.792 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Initial public offering price	$22.00	$347,600,000	$399,740,000
Underwriting discounts and commissions	$1.32	$20,856,000	$23,984,400
Proceeds, before expenses, to us	$20.68	$326,744,000	$375,755,600

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $4.3 million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering. We have agreed to reimburse the underwriters for expenses relating to clearing of this offering with the Financial Regulatory Authority in an amount up to $25,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,370,000 additional shares at the public offering price, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and executive officers and the holders of substantially all of our outstanding common stock prior to this offering will agree, for 180 days after the date of this prospectus, without first obtaining the written consent of any two of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., not to directly or indirectly, subject to certain exceptions:

•	offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of) any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock;
•	publicly file or participate in the public filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and related rules and regulations, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock; or
•	publicly announce an intention to effect any such transaction.

This agreement does not apply to any existing employee benefit plans. Any two of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Listing

Our common stock has been approved for listing on NASDAQ under the symbol “EYE.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicaly traded companies that the underwiters believe to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;
•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock being offered by this prospectus for sale at the initial public offering price to certain of our officers and employees and individual investors nominated by them. The sales will be made at our direction by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock. Any shares sold in the directed share program to our executive officers who have entered into lock-up agreements described above will be subject to the provisions of such lock-up agreements.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities.

Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. An affiliate of Goldman Sachs & Co. LLC serves as administrative agent, collateral agent, swingline lender and a lender under our first lien credit agreement, an affiliate of Morgan Stanley & Co. LLC is the letter of credit issuer under our first lien credit agreement and Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., KKR Capital Markets LLC, Morgan Stanley & Co. LLC, Mizuho Securities USA LLC and Macquarie Capital (USA) Inc. or their respective affiliates serve as joint lead arrangers and joint bookrunners under our first lien credit agreement. As of July 1, 2017, investment funds or accounts managed or advised by KKR Credit held a portion of the outstanding principal balance of our first lien term loans. See “Certain Relationships and Related Party Transactions—Relationship with KKR Credit.” Additionally, an affiliate of KKR Capital Markets LLC has been a participating lender under our revolving credit facility. See “Certain Relationships and Related Party Transactions—Relationship with KKR Capital Markets.” An affiliate of Morgan Stanley & Co. LLC serves as administrative agent, collateral agent and a lender under our second lien credit agreement, and Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., KKR Capital Markets LLC, Morgan Stanley & Co. LLC, Mizuho Securities USA LLC and Macquarie Capital (USA) Inc. or their respective affiliates serve as joint lead arrangers and joint bookrunners under our second lien credit agreement. As of July 1, 2017, affiliates of certain of the underwriters held a portion of the outstanding balance of our first lien term loans and/or second lien term loans and, as a result, will receive a portion of the proceeds from this offering. See “Use of Proceeds.” Substantially concurrent with this offering, we intend to obtain commitments from certain lenders, some or all of which may be affiliates of the underwriters in this offering, and amend our first lien revolving credit facility to increase its size and extend its maturity. See “Prospectus Summary—Recent Developments—Revolving Credit Facility Amendment.” KKR Capital Markets LLC will act as the sole arranger in connection with such amendment but will not receive any fees in connection therewith.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of KKR Sponsor beneficially own (through investment in KKR Vision Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR Sponsor, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121. In addition, because Guggenheim Securities, LLC is an underwriter in this offering and one of its affiliates is a lender under our first lien and second lien term loans and will receive 5% or more of the net proceeds from the sale of our common stock in this offering, Guggenheim Securities, LLC is also deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. Each of KKR Capital Markets LLC and Guggenheim Securities, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a “Relevant Member State”, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone, without our prior express and written consent.

This offering does not constitute or form part of any public offering of shares in Brazil and, accordingly, has not been and will not be registered under Brazilian Federal Law No. 6385 of December 7, 1976, as amended, Brazilian Securities Commission (CVM) Rule (Instrução) No. 400 of December 29, 2003, as amended, or under any other Brazilian securities law or regulation. Furthermore, our ordinary shares and we have not been and will not be registered before the CVM under CVM Rule (Instrução) No. 480 of December 7, 2009, as amended.

Therefore, the ordinary shares offered hereby have not been, will not be and may not be offered for sale or sold in Brazil except in circumstances that do not constitute a public offering or other unauthorized distribution under applicable Brazilian laws and regulations. Documents relating to the ordinary shares, as well as the information contained therein, may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale of the shares to the public in Brazil.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons, and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR & Co., in less than 1% of our common stock.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate website at www.nationalvision.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Index to Financial Statements

Page
National Vision Holdings, Inc. and Subsidiaries:
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2016 (Successor) and January 2, 2016 (Successor)	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets as of July 1, 2017 and December 31, 2016	F-38
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended July 1, 2017 and July 2, 2016	F-39
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended July 1, 2017 and July 2, 2016	F-40
Unaudited Notes to Condensed Consolidated Financial Statements	F-41
Schedule:
Schedule I—Condensed Financial Information of Registrant	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
National Vision Holdings, Inc. and Subsidiaries
Duluth, GA

We have audited the accompanying consolidated financial statements of National Vision Holdings, Inc. and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2016 (Successor) and January 2, 2016 (Successor), and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years ended December 31, 2016 (Successor) and January 2, 2016 (Successor), the period from March 13, 2014 to January 3, 2015 (Successor), and the period from December 29, 2013 to March 12, 2014 (Predecessor), and the related notes to the consolidated financial statements. Our audits also included the financial statement schedule listed in the Index to the Financial Statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of National Vision Holdings, Inc. and subsidiaries as of December 31, 2016 (Successor) and January 2, 2016 (Successor), and the results of their operations and cash flows for the years ended December 31, 2016 (Successor) and January 2, 2016 (Successor), the period from March 13, 2014 to January 3, 2015 (Successor), and the period from December 29, 2013 to March 12, 2014 (Predecessor) in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, National Vision, Inc. was acquired by Nautilus Merger Sub, Inc., an indirect wholly-owned subsidiary of the Company (both affiliates of Kohlberg Kravis Roberts & Co. L.P.), on March 13, 2014 (date of acquisition). In accordance with the acquisition method of accounting, National Vision, Inc.’s assets and liabilities were adjusted to their estimated fair values on the date of acquisition. As a result, the Company's consolidated financial statements for the period prior to the acquisition (the Predecessor period) are not comparable to the periods after the acquisition (the Successor periods).

/s/ Deloitte & Touche LLP

Atlanta, GA
July 10, 2017 (August 28, 2017 as to the effects of the error correction described in Note 1; October 24, 2017 as to the effects of the reverse stock split described in Note 16)

National Vision Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2016 (Successor) and January 2, 2016 (Successor)
In Thousands, Except Par Value Information

	Successor
	As of December 31, 2016	As of January 2, 2016
ASSETS
Current assets:
Cash and cash equivalents	$4,945	$5,595
Accounts receivable, net	34,370	29,347
Inventories	87,064	75,017
Prepaid expenses and other current assets	20,880	17,836
Total current assets	147,259	127,795
Property and equipment, net	256,414	207,200
Other assets and deferred costs:
Goodwill	793,229	796,573
Trademarks and trade names	240,547	240,547
Other intangible assets, net	81,338	91,811
Other assets	12,330	11,669
Total non-current assets	1,383,858	1,347,800
Total assets	$1,531,117	$1,475,595
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$39,400	$33,784
Other payables and accrued expenses	69,402	56,566
Unearned revenue	25,600	20,835
Deferred revenue	57,996	50,086
Current maturities of long-term debt	7,285	7,048
Total current liabilities	199,683	168,319
Long-term debt, less current portion and debt discount	738,340	740,777
Other non-current liabilities:
Deferred revenue	29,432	27,792
Other liabilities	50,497	51,157
Deferred income taxes, net	111,278	101,320
Total other non-current liabilities	191,207	180,269
Commitments and contingencies (See Note 13)
Stockholders’ equity:
Common stock, $0.01 par value; 200,000 shares authorized; 56,202 and 56,088 shares issued and outstanding at December 31, 2016 and January 2, 2016, respectively	562	561
Additional paid-in capital	424,789	420,386
Accumulated other comprehensive loss	(14,556)	(11,284)
Accumulated deficit	(8,675)	(23,433)
Treasury stock, at cost; 28 and zero shares as of December 31, 2016 and January 2, 2016, respectively	(233)	—
Total stockholders’ equity	401,887	386,230
Total liabilities and stockholders’ equity	$1,531,117	$1,475,595

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
In Thousands, Except Per Share Information

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Revenue:
Net product sales	$980,953	$870,463	$603,085	$158,795
Net sales of services and plans	215,242	192,065	132,595	38,222
Total net revenue	1,196,195	1,062,528	735,680	197,017
Costs applicable to revenue (exclusive of depreciation and amortization):
Products	390,369	353,894	266,627	67,785
Services and plans	154,412	137,206	99,849	25,409
Total costs applicable to revenue	544,781	491,100	366,476	93,194
Operating expenses:
Selling, general and administrative expenses	524,238	474,053	331,475	79,133
Depreciation and amortization	51,993	44,069	31,566	7,267
Asset impairment	7,132	7,716	4,672	—
Acquisition related costs	—	—	13,742	7,537
Other expense (income), net	1,667	913	691	(64)
Total operating expenses	585,030	526,751	382,146	93,873
Income (loss) from operations	66,384	44,677	(12,942)	9,950
Interest expense, net	39,092	36,741	26,823	4,757
Debt issuance costs	—	2,551	—	—
Earnings (loss) before income taxes	27,292	5,385	(39,765)	5,193
Income tax provision (benefit)	12,534	1,768	(12,715)	2,061
Net income (loss)	$14,758	$3,617	$(27,050)	$3,132

Earnings (loss) per share:
Basic	$0.26	$0.06	$(0.48)	$47.45
Diluted	$0.26	$0.06	$(0.48)	$46.75
Weighted average shares outstanding:
Basic	56,185	55,962	55,807	66
Diluted	57,001	55,962	55,807	67
Comprehensive (loss) income:
Net income (loss)	$14,758	$3,617	$(27,050)	$3,132
Change in fair value of hedge instruments	(5,116)	(7,065)	(11,555)	—
Tax benefit of change in fair value of hedge instruments	1,844	2,837	4,499	—
Comprehensive income (loss)	$11,486	$(611)	$(34,106)	$3,132

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)
For the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
In Thousands

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Predecessor
Balances at December 28, 2013	66	$1	$1,124	—	$(123,364)	$—	$(122,239)
Stock option compensation	—	—	220	—	—	—	220
Net income	—	—	—	—	3,132	—	3,132
Balances at March 12, 2014	66	$1	$1,344	$—	$(120,232)	$—	$(118,887)
Successor
Balances at March 13, 2014	55,785	$558	$536,601	$—	$—	$—	$537,159
Issuance of common stock	46	—	13,297	—	—	—	13,297
Stock option compensation	—	—	7,244	—	—	—	7,244
Change in fair value of hedge instruments	—	—	—	(11,555)	—	—	(11,555)
Tax benefit of change in fair value of hedge instruments	—	—	—	4,499	—	—	4,499
Net loss	—	—	—	—	(27,050)	—	(27,050)
Balances at January 3, 2015	55,831	$558	$557,142	$(7,056)	$(27,050)	$—	$523,594
Cash dividends paid on common stock	—	—	(145,667)	—	—	—	(145,667)
Tax benefit of dividend	—	—	407	—	—	—	407
Stock option exercises	245	3	1,759	—	—	—	1,762
Issuance of common stock	12	—	110	—	—	—	110
Stock option compensation	—	—	6,635	—	—	—	6,635
Change in fair value of hedge instruments	—	—	—	(7,065)	—	—	(7,065)
Tax benefit of change in fair value of hedge instruments	—	—	—	2,837	—	—	2,837
Net income	—	—	—	—	3,617	—	3,617
Balances at January 2, 2016	56,088	$561	$420,386	$(11,284)	$(23,433)	$—	$386,230
Tax impact of stock option exercises	—	—	(619)	—	—	—	(619)
Stock option exercises	142	1	1,040	—	—	—	1,041
Stock option compensation	—	—	4,293	—	—	—	4,293
Repurchase of stock options	—	—	(167)	—	—	—	(167)
Repurchase of common stock	(28)	—	(144)	—	—	(233)	(377)
Change in fair value of hedge instruments	—	—	—	(5,116)	—	—	(5,116)
Tax benefit of change in fair value of hedge instruments	—	—	—	1,844	—	—	1,844
Net income	—	—	—	—	14,758	—	14,758
Balances at December 31, 2016	56,202	$562	$424,789	$(14,556)	$(8,675)	$(233)	$401,887

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
In Thousands

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Cash flows from operating activities:
Net income (loss)	$14,758	$3,617	$(27,050)	$3,132
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Depreciation of property and equipment	42,804	34,859	24,037	7,083
Amortization of intangible assets	9,189	9,210	7,529	184
Amortization of loan costs	3,906	3,816	2,844	325
Amortization of leasehold interests	(701)	(1,267)	(1,126)	3
Asset impairment	7,132	7,716	4,672	—
(Gain) loss on disposal of equipment	(32)	(66)	1,535	(25)
Deferred income tax expense (benefit)	11,181	1,528	(12,016)	(934)
Non-cash stock option compensation	4,293	6,635	7,132	220
Debt issuance costs	—	2,551	—	—
Other	1,761	1,358	323	494
Changes in operating assets and liabilities (excluding the effects of the acquisition):
Accounts receivable, net	(5,023)	(3,035)	(4,231)	(1,813)
Inventories	(12,099)	(8,608)	(2,835)	(4,576)
Other assets	(4,153)	(4,563)	(4,453)	(6,416)
Accounts payable	5,616	(82)	11,556	(6,145)
Other liabilities	18,956	29,462	10,079	39,476
Net cash provided by operating activities	97,588	83,131	17,996	31,008
Cash flows from investing activities:
Purchase of property and equipment	(90,026)	(77,157)	(40,536)	(11,485)
Purchase of investments	(1,000)	(2,850)	(3,299)	—
Other	(638)	(44)	95	(473)
Net cash used for investing activities	$(91,664)	$(80,051)	$(43,740)	$(11,958)

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
For the Year Ended December 31, 2016 (Successor), the Year Ended January 2, 2016 (Successor), the Period from March 13, 2014 to January 3, 2015 (Successor), and the Period from December 29, 2013 to March 12, 2014 (Predecessor)
In Thousands

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Cash flows from financing activities:
Proceeds from issuance of long-term debt	$—	$148,185	$624,469	$—
Proceeds from issuance of shares of common stock	—	110	429,166	—
Repurchase of common stock	(189)	—	—	—
Repurchase of stock options	(167)	—	—	—
Purchase of predecessor stock	—	—	(644,257)	—
Cash transferred to escrow agent	—	—	(2,216)	—
Cash paid to holders of predecessor stock options	—	—	(56,283)	—
Principal payments on long-term debt	(6,515)	(6,136)	(295,750)	—
Proceeds from exercise of stock options	915	1,762	—	—
Payments on capital lease obligations	(587)	(425)	(130)	(28)
Proceeds from revolving loan	—	—	—	12,000
Payments on revolving loan	—	—	—	(12,000)
Payment of deferred financing costs	—	—	(17,862)	—
Payment of transaction costs	—	—	(30,007)	—
Dividend to shareholders	—	(145,667)	—	—
Tax benefit of dividend	—	395	—	—
Debt issuance costs	—	(2,551)	—	—
Other	(31)	10
Net cash (used for) provided by financing activities	(6,574)	(4,317)	7,130	(28)
Net change in cash and cash equivalents	(650)	(1,237)	(18,614)	19,022
Cash and cash equivalents, beginning of period	5,595	6,832	25,446	6,424
Cash and cash equivalents, end of period	$4,945	$5,595	$6,832	$25,446

Supplemental cash flow information ($000’s):
Cash paid for interest	34,873	33,386	22,688	5,421
Cash (received) paid for income taxes	(415)	365	301	492
Property and equipment accrued at the end of period	9,202	5,956	3,239	1,835
Fixed assets acquired under capital lease obligations	1,004	1,073	227	—
Non-cash issuance of common shares	157	—	—	—
Non-cash repurchase of common shares	(188)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies

Nature of Operations

National Vision Holdings, Inc. (“NVHI,” the “Company,” “we,” “our,” or “us”) is the parent company of Nautilus Acquisition Holdings, Inc. (“NAH”). NAH conducts substantially all of its activities through its direct wholly owned subsidiary, National Vision, Inc. (“NVI”) and NVI’s direct wholly owned subsidiaries. The Company was formed on February 14, 2014 for the purpose of acquiring NVI (the “Acquisition”). See Note 2 for further information regarding the Acquisition.

We are a leading value retailer and manufacturer of eyeglasses and value retailer of contact lenses in the United States. We operated 943 and 858 retail optical locations in the United States and its territories as of the years ended December 31, 2016 and January 2, 2016, respectively, through our five store brands, including America’s Best Contacts and Eyeglasses (“ABC”), Eyeglass World (“EGW”), Vista Optical locations on U.S. Army/Air Force military bases (“MIL”) and within Fred Meyer (“FM”) stores, and our management & services arrangement with Walmart (“legacy”).

We sell contact lenses and optical accessory products to retail customers through our wholly owned e-commerce subsidiary, Arlington Contact Lens Service, Inc. (“AC Lens”). AC Lens operates several of its own proprietary retail web sites as well as web sites on behalf of certain independent retailers and insurance companies. AC Lens also distributes contact lenses to Walmart and Sam’s Club under fee for services arrangements. Under the associated agreements, AC Lens sells contact lens products to Walmart and Sam’s Club store locations at its cost, and earns a fulfillment fee per order shipped.

We sell single service health plans in connection with the operations of ABC in California, and arrange for the provision of eye exams at retail locations throughout California through our wholly-owned specialized health maintenance organization (“HMO”), FirstSight Vision Services, Inc. (“FSI”). As of December 31, 2016, FSI operated 162 optometric offices, 152 in Walmart locations in California, of which 43 are adjacent to vision centers we manage and that FSI subleases from us and 109 that are leased directly from Walmart, as well as 10 adjacent to EGW stores. In addition to providing optometric services in all locations, in certain of these locations FSI sells contact lenses to its members.

Fiscal Year

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the last Saturday in December or the first Saturday in January of the next calendar year. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations.

References herein to “fiscal year 2016” relate to the 52 weeks ended December 31, 2016. References herein to “fiscal year 2015” relate to the 52 weeks ended January 2, 2016.

For the purpose of discussing our financial results, we refer to ourselves as the “Successor” in the periods following the Acquisition and the “Predecessor” during the periods preceding the Acquisition. References herein to the Successor period ended January 3, 2015 (“2014 Successor period”) relate to the period from March 13, 2014 to January 3, 2015. References herein to the Predecessor period ended March 12, 2014 (“2014 Predecessor period”) relate to the period from December 29, 2013 to March 12, 2014. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Basis of Presentation and Principles of Consolidation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include our accounts and those of our subsidiaries, all of which are wholly-owned. All intercompany balances and transactions have been eliminated in consolidation.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment (“P&E”) is stated at cost less accumulated depreciation. Depreciation associated with P&E is presented in depreciation and amortization in the accompanying consolidated statements of operations and comprehensive income (loss). When we retire or otherwise dispose of P&E, the cost and related accumulated depreciation are removed from the accounts and any gain or loss on sale of such assets is included in selling, general, and administrative (“SG&A”) expenses in the consolidated statements of operations and comprehensive income (loss). Major replacements, remodeling, or betterments are capitalized. Expenditures for maintenance and repairs are charged to SG&A.

P&E is depreciated using the straight-line method over the following estimated useful lives:

Buildings	34 years
Land improvements(a)	10 years
Equipment(b)	5 - 7 years
Information systems hardware and software	3 - 5 years
Furniture and fixtures	6 years
Leasehold improvements(a)	10 years
P&E under capital leases	Shorter of useful life or lease term
(a)	Depreciation of leasehold and land improvements is recognized over the shorter of the estimated useful life of the asset or the term of the lease. The term of the lease includes renewal options for additional periods if the exercise of the renewal is considered to be reasonably assured.
(b)	Costs of developing or obtaining software for internal use, such as direct costs of materials or services and internal payroll costs related to the software development projects, are capitalized to equipment.

Goodwill and Intangible Assets

Indefinite-lived, non-amortizing intangible assets include goodwill and our tradenames. Goodwill and tradenames are evaluated annually for impairment.

Definite-lived, amortizing intangible assets primarily consist of our contracts and relationships with certain retailers, and also our customer database tool. We amortize definite-lived identifiable intangible assets on a straight-line basis over their estimated useful lives, ranging from four to 23 years. Amortization expense associated with definite-lived intangible assets is presented in depreciation and amortization in the accompanying consolidated statements of operations and comprehensive income (loss).

Fair Value Measurement of Assets and Liabilities (Non-Recurring Basis)

Non-financial assets such as P&E, intangible assets, and goodwill are subject to nonrecurring fair value measurements if impairment indicators are present. Factors we consider important that could trigger an impairment review include a significant under-performance relative to expected operating results, a significant or adverse change in customer business climate, or a significant negative industry or economic trend. Our annual testing date for impairment of goodwill and indefinite-lived intangible assets is the first day of the fourth fiscal quarter, which for fiscal years 2016 and 2015 was October 2, 2016, and October 4, 2015, respectively.

Impairment of P&E

We evaluate long-lived tangible store assets at an individual store level, which is the lowest level at which independent cash flows can be identified, when events or conditions indicate the carrying value of such assets

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

may not be recoverable. If the store’s projected undiscounted cash flows expected to be generated by the related assets over the remaining useful life are less than the carrying value of the related assets, we measure impairment based on a discounted cash flow model (Level 3 inputs) and record an impairment loss as the difference between carrying value and estimated fair value.

In circumstances where a discounted cash flow analysis is not appropriate for assessing impairment of P&E, we use a liquidation approach, whereby we estimate the fair value of the subject assets based on the expected sales value that a market participant would be willing to pay for the assets in their current location and condition, net of expected cost to remove and transport the assets to the buyer where applicable. Refer to Note 4 for further detail on impairment testing results.

As a result of our tests for impairment of our retail store long-lived assets classified as held and used, impairment of $1.2 million, $2.4 million, and $0.4 million was recorded for fiscal year 2016 (Successor), fiscal year 2015 (Successor), and the 2014 Successor period, respectively. No impairment was identified in the 2014 Predecessor period. As of fiscal year end 2016 (Successor), the remaining fair value of the impaired assets was $38 thousand. As of fiscal year end 2015 (Successor), there was no remaining fair value of the impaired assets.

We assess non-store tangible assets, including capitalized software costs in use or under development, for impairment if events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. There was no impairment associated with software costs in fiscal year 2016 (Successor). An impairment loss of $0.5 million was recorded in fiscal year 2015 (Successor) associated with software that was replaced during the year. No impairment was identified in the 2014 Successor period or 2014 Predecessor period.

Impairment of goodwill and intangible assets

If impairment indicators related to amortizing intangible assets are present, we estimate cash flows expected to be generated over the remaining useful lives of the related assets based on current projections. If the projected undiscounted cash flows are less than the carrying value of the related assets, we measure impairment as the difference in carrying value and estimated fair value calculated using a discounted cash flow model (Level 3 inputs).

We evaluate non-amortizing tradenames for impairment annually or whenever events or changes in circumstances indicate that those assets may be impaired. We use the relief-from-royalty method in our evaluations, whereby an estimated royalty rate is determined based on comparable licensing arrangements which is applied to the revenue projections for the applicable indefinite-lived tradename, and the estimated fair value is calculated using a discounted cash flow analysis (Level 3 inputs). We record an impairment loss as the excess of carrying value over estimated fair value.

We utilize a two-step process to test goodwill for impairment annually or whenever events or changes in circumstances indicate goodwill may be impaired. We consider each of our operating segments to be separate reporting units. We calculate the fair value of our reporting units primarily utilizing the income approach. The income approach is based on a discounted cash flow analysis and calculates the fair value of reporting units by estimating after-tax cash flows attributable to the reporting units and then discounting the after-tax cash flows using the weighted average cost of capital. The cash flows utilized in the discounted cash flow analysis are based on financial forecasts developed internally by management (Level 3 inputs) and require significant judgment. If the carrying amount of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit goodwill with its carrying value. To compute the implied fair value of goodwill, the Company assigns the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. See Note 4 for further detail on goodwill impairment.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

Revenue Recognition

Product revenues include sales of prescription and non-prescription eyewear, contact lenses, and related accessories to retail customers and sales of inventory in which our customer is another retail entity. Revenues from services and plans include eye exams, discount club membership fees, product protection plans (i.e. warranties), and HMO membership fees. Service revenue also includes fees we earn for managing certain vision centers for our legacy partner, and fulfillment fees earned by AC Lens.

Our retail customers generally make payments for prescription eyewear products at the time they place an order. Amounts we collect in advance for undelivered merchandise are reported as unearned revenue in the accompanying consolidated balance sheets. Unearned revenue at the end of a reporting period is estimated based on delivery times throughout the concurrent month and generally ranges from four to 10 days. For sales of in-store non-prescription eyewear and related accessories, and paid eye exams, we generally recognize revenue at the point of sale. Revenue is recognized net of sales taxes and returns. The returns allowance is based on historical return patterns.

At our ABC brand, our lead offer is two pairs of eyeglasses and a free eye exam for one low price (“two-pair deal”). We concluded the offer represents a multiple element arrangement. The Company has determined that the eye examinations sold to its ABC customers within its two-pair deal represent a separate unit of accounting. However, the arrangement with the customer requires delivery of acceptable prescription eyeglasses, otherwise the Company refunds the entire price of the two-pair deal. As a result, we do not allocate revenue to the eye exam associated with the two-pair deal, and we record all revenue associated with the two-pair deal in net product sales when the customer has received and accepted the product.

We offer extended warranty plans that generally provide for repair and replacement of eyeglasses for a one- or two-year period after purchase. We offer three- and five-year service programs to our contact lens customers. In California, we offer 12-month HMO memberships through our FSI subsidiary. We recognize service revenue under these programs on a straight-line basis over the warranty or service period. Amounts collected in advance for these programs are reported as deferred revenue in the accompanying consolidated balance sheets. Refer to Note 12 for further details.

Cost Applicable To Revenue

Costs applicable to revenue consist primarily of cost of products sold and costs of administering services and plans. Costs of products sold include (i) costs to procure non-prescription eyewear, contacts, and accessories which we purchase and sell in their finished form, (ii) costs to manufacture finished prescription eyeglasses, including direct materials, labor, and overhead, and (iii) remake costs, warehousing and distribution expenses, and internal transfer costs. Costs of services and plans include costs associated with warranty programs, eye care and discount club memberships, HMO membership fees, eye care practitioner and exam technician payroll, taxes, and benefits, and optometric and other service costs.

As a component of the Company’s consolidated procurement program, the Company frequently enters into contracts with vendors that provide for payments of rebates or other allowances. These vendor payments are reflected in the carrying value of the inventory when earned or as progress is made toward earning the rebate or allowance and as a component of cost of products as the inventory is sold. Certain of these vendor contracts provide for rebates and other allowances that are dependent upon the Company meeting specified performance measures such as a cumulative level of purchases over a specified period of time. Such rebates and other allowances are given accounting recognition at the point at which achievement of the specified performance measures is deemed to be probable and reasonably estimable. Vendor rebates and allowances were less than 2.0% of costs of products for fiscal years 2016 and 2015, the 2014 Successor period, and the 2014 Predecessor period.

Selling, General and Administrative Expenses

SG&A includes store associate payroll, taxes, and benefits, store occupancy, advertising and promotion, field supervision, and corporate support.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

Advertising and promotion costs, including online marketing arrangements, newspaper, direct mail, television and radio, are recorded in SG&A and expensed at the time the advertising first takes place. Production costs of future media advertising and related promotional campaigns are deferred until the advertising events first occur. Advertising expenses were $85.4 million for fiscal year 2016 (Successor), $77.0 million for fiscal year 2015 (Successor), $45.6 million in the 2014 Successor period, and $13.2 million in the 2014 Predecessor Period.

Non-capital expenditures associated with opening new stores, including rent, store remodels, marketing expenses, travel and relocation costs, and training costs, are recorded in SG&A as incurred.

Leases

We lease our retail stores, optometric examination offices, distribution centers, vehicles, office space and optical labs, with the exception of our St. Cloud, Minnesota lab, which we own. Rent expense on operating leases is recorded in SG&A on a straight-line basis over the term of the lease, commencing on the date the Company takes possession of the leased property. Generally, the Company is required to pay base rent, real estate taxes, maintenance, and insurance. Certain of our lease agreements include rent holidays and rent escalation provisions and may include contingent rent provisions for percentage of sales in excess of specified levels. The Company recognizes rent holidays, including the time period during which the Company has control of the property prior to the opening of the store, as well as escalating rent provisions, as deferred rent expense and amortizes these balances on a straight-line basis over the term of the lease. Deferred rent is included in non-current other liabilities on the accompanying consolidated balance sheets.

For leases classified as capital leases, the capital lease asset is recorded as P&E and a corresponding amount is recorded as a long-term debt obligation in the accompanying consolidated balance sheets at an amount equal to the lesser of the net present value of minimum lease payments to be made over the lease term or the fair value of the property being leased. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

See Note 5 for further details related to our capital lease commitments, and Note 13 for further details related to our operating lease commitments.

Tenant improvement allowances (“TIAs”) are contractual amounts received by a lessee from a lessor for improvements made to leased properties by the lessee. TIAs are recorded in other non-current liabilities in the accompanying consolidated balance sheets, and are amortized against rent expense over the life of the respective leases. Receivables from the lessor are recorded in accounts receivable in the accompanying consolidated balance sheets.

In the event a leased store is closed before the expiration of the associated lease, the discounted remaining lease obligation less estimated sublease rental income, asset impairment charges related to improvements and fixtures, inventory write-downs, and other miscellaneous closing costs associated with the disposal activity are recognized when the store closes. Store closure costs are recorded in current and non-current other liabilities in the accompanying consolidated balance sheets and are not material.

Stock-Based Compensation

We measure stock-based compensation cost, which consists of grants of stock options to employees, based on the estimated grant date fair value of the awards. We recognize compensation costs for time-based vesting awards over the requisite service period. For awards that are subject to performance conditions, we recognize compensation expense once achievement of the conditions is considered to be probable. Our share-based compensation plans are described further in Note 6.

Income Taxes

We account for deferred income taxes based on the asset and liability method. The Company must make certain estimates and judgments in determining income tax expense. The Company is required to determine the aggregate amount of income tax expense to accrue and the amount which will be currently payable or refundable

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

based upon tax statutes of each jurisdiction in which the Company does business. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets also include future tax benefits to be derived from the utilization of tax loss carry-forwards and application of certain carry-forward credits. The net carrying amount of deferred income tax assets and liabilities is recorded in non-current deferred income tax liabilities in the accompanying consolidated balance sheets.

Deferred income taxes are measured using enacted tax rates in effect for the years in which those differences are expected to be recovered or settled. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

A valuation allowance is recorded if it is more-likely-than-not that some portion of a deferred tax asset will not be realized. Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available.

We establish a liability for tax positions for which there is uncertainty as to whether the position will ultimately be sustained. We assess our tax positions by determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities, including resolution of any related appeals or litigation, based solely on the technical merits of the position. These calculations and assessments involve estimates and judgments because the ultimate tax outcomes are uncertain and future events are unpredictable. See Note 7 for further details.

Cash and Cash Equivalents

Cash consists of currency and demand deposits with banks. We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. We maintain the majority of our cash and cash equivalents in one large national banking institution. Such amounts are in excess of federally insured limits. The Company also reviews cash balances on a bank by bank basis to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at a bank. The Company reclassifies book overdrafts, if any, to accounts payable.

Accounts Receivable, Net

Accounts receivable consists primarily of credit card receivables and receivables from health care plans and programs located throughout the United States (“managed care”). Accounts receivable are reduced by allowances for amounts that may become uncollectible. Estimates of our allowance for uncollectible accounts are based on our historical and current operating, billing, and collection trends.

Managed care represents 38% of accounts receivable, net, presented in the accompanying consolidated balance sheet as of fiscal year end 2016 (Successor). A relatively small number of payors comprise the majority of our managed care receivables, which potentially subjects us to concentration of credit risk. We monitor the financial condition of managed care payors and establish an allowance for doubtful accounts for balances estimated to be uncollectible. Receivables from Sam’s Club represent another 22% of the overall net accounts receivable balance as of fiscal year end 2016 (Successor). See Note 3 for further details.

Inventories

The cost of inventory is determined using the weighted average cost method. Inventories at retail stores are comprised of finished goods and are valued at the lower of cost or estimated net realizable value (“NRV”). Manufacturing inventories are valued using full absorption accounting which includes material, labor, other variable costs, and other applicable manufacturing overhead. Inventory values are adjusted for estimated obsolescence and written down to NRV based on estimates of current and anticipated demand, customer preference, merchandise age, planned promotional activities, technology developments, market conditions, and estimates of future retail sales prices. Shrinkage is estimated and recorded throughout the period as a percentage of cost of sales based on historical results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic physical counts. See Note 3 for further details.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

The Company’s inventory purchasing consists primarily of contact lenses, eyeglasses frames, and unprocessed eyeglass lenses. Our inventory is supplied by a small number of key vendors. During fiscal year 2016 (Successor), three vendors supplied 94% of contact lenses, two vendors supplied 44% of frames, and two vendors provided 89% of lenses. This exposes us to concentration of vendor risk.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include primarily prepaid software maintenance and licensing fees, prepaid rent, prepaid insurance, printed materials, and income taxes receivable.

Deferred Financing Costs and Loan Discounts

Costs incurred in connection with placement of long-term debt paid directly to the Company’s lenders and to third parties are treated as a debt discount. Loan discounts are amortized over the term of the related financing agreement and included in interest expense in the accompanying statements of operations and comprehensive income (loss). The unamortized portion of loan discounts is reflected as a reduction in the related long-term debt.

Other Non-Current Assets

Other non-current assets consist primarily of our equity and cost method investments, below market leases, security deposits associated with leased properties, and other long-term prepaid expenses.

Self-Insurance Accruals

We are primarily self-insured for workers’ compensation, employee health benefits, and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers’ compensation liability claims reserves based on available claims data, historical trends and experience, and projected ultimate costs of the claims. We periodically update our estimates and record such adjustments in the period in which such determination is made. Self-insurance reserves are recorded in other payables and accrued expenses (current portion) and other non-current liabilities on an undiscounted basis in the accompanying consolidated balance sheets. We reinsure worker’s compensation and medical claims above our retention levels of $0.3 million per claim and $0.2 million per individual, respectively. Estimated recoveries from reinsurance are included in prepaid expenses and other current assets in the amounts of $0.4 million and $0.4 million (current portion) as of fiscal year end 2016 (Successor) and fiscal year end 2015 (Successor), respectively, and other assets in the amounts of $0.7 million and $0.9 million (non-current portion) as of fiscal year end 2016 (Successor) and fiscal year end 2015 (Successor), respectively, on the accompanying consolidated balance sheets. The accrued obligation for self-insurance programs was $11.1 million and $9.9 million as of fiscal year end 2016 (Successor) and fiscal year end 2015 (Successor), respectively.

Derivative Financial Instruments

The Company uses interest rate swaps to manage its exposure to adverse fluctuations in interest rates by converting a portion of our debt portfolio from a floating rate to a fixed rate. We designate our interest rate swaps as cash flow hedges and formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions. We record all interest rate swaps in our consolidated balance sheets on a gross basis at fair value. We do not hold or enter into financial instruments for trading or speculative purposes.

The effective portion of the gain or loss on the derivatives is reported as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets and other comprehensive loss, net of tax, within the consolidated statements of operations and comprehensive income (loss) and is reclassified into

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

earnings in the same period in which the hedged transaction affects earnings. The effective portion of the derivative represents the change in fair value of the hedge that offsets the change in fair value of the hedged item. To the extent changes in fair values of the instruments are not highly effective, the ineffective portion of the hedge is immediately recognized in earnings.

We perform periodic assessments of the effectiveness of our derivative contracts designated as hedges, including the possibility of counterparty default. We believe our derivative contracts will continue to be highly effective in offsetting changes in cash flow attributable to floating interest rate risk.

To manage credit risk associated with our interest rate hedging program, we select counterparties based on their credit ratings and limit our exposure to any single counterparty. The counterparties to our derivative contracts are major domestic financial institutions with investment grade credit ratings. We periodically monitor the credit risk of our counterparties and adjust our hedging position as appropriate. The impact of credit risk, as well as the ability of each party to fulfill its obligations under our derivative financial instruments, is considered in determining the fair value of the contracts. Credit risk has not had a significant effect on the fair value of our derivative contracts. We do not have any credit risk-related contingent features or collateral requirements with our derivative financial instruments.

See Note 8 for further details.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive loss, net of income tax, is entirely comprised of the cumulative change in the fair value of our hedging instruments since the inception date of March 13, 2014 (Successor). There were no reclassifications of other comprehensive loss to earnings during fiscal year 2016 (Successor) and fiscal year 2015 (Successor).

Correction of an Error

Subsequent to the issuance of our 2016 consolidated financial statements, we identified certain classification errors related to our Legacy segment revenues whereby we overstated revenues from services and plans and understated revenues from products by $7.2 million, $7.6 million, $5.9 million, and $1.7 million for fiscal years 2016 and 2015, the 2014 Successor period and the 2014 Predecessor period, respectively. As a result, consolidated net product sales were understated and consolidated net sales of services and plans were overstated by these same amounts. We have corrected the error for all periods presented. There was no impact to total Legacy segment net revenues, Legacy segment EBITDA, total consolidated net revenues or any measure of profit or income.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. ASU 2014-09 provides new guidance related to the core principle that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. During 2016, the FASB issued additional ASUs to clarify certain aspects of ASU 2014-09, including ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016, and ASU 2016-10, Identifying Performance Obligations and Licensing in April 2016. The guidance is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within that fiscal year. We will adopt this new guidance in the first quarter of 2018, and our adoption method will be the modified retrospective method. The most significant components of the new guidance to the Company relate to performance obligations surrounding our two-pair deal and reporting revenue gross versus net related to our management & services agreement with our legacy partner. We expect adoption to result in additional disclosures relating to revenue.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Business and Significant Accounting Policies (continued)

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, Simplifying the Presentation of Debt Issuance Costs. This new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of debt rather than as an asset. Amortization of the debt issuance costs continues to be reported as interest expense. The guidance requires retrospective application to all periods presented in the consolidated financial statements and represents a change in accounting principle. The new guidance was effective for fiscal years beginning after December 15, 2015, and interim reporting periods within that fiscal year. The Company adopted this new guidance as of the third quarter ended October 1, 2016. As a result of the adoption of the new guidance, the Company presented capitalized debt issuance costs in its consolidated balance sheets as a direct reduction to debt and the new guidance was retrospectively applied to all prior periods presented in its consolidated balance sheets. The application of the new guidance resulted in a reclassification of $17.6 million in deferred financing fee assets to long-term debt, less current portion and debt discount, as of the fiscal year end 2015 (Successor).

In February 2016, the FASB issued ASU 2016-02, Leases. The new guidance establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with such classification affecting the pattern of expense recognition in the statement of operations. The guidance is effective for fiscal years beginning after December 15, 2018, and interim reporting periods within that fiscal year. A modified transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company will adopt this new guidance in the first quarter of 2019. We are evaluating the impact of implementation of this new guidance on our financial statements, but we expect that adoption will have a material impact to our total assets and liabilities since we have a significant number of operating leases not currently recognized on our consolidated balance sheets.

In April 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance simplifies the accounting for share-based payment transactions, including income tax consequences, classification of certain items on the statement of cash flows, forfeitures, and minimum statutory withholding requirements. This new guidance is effective for fiscal years beginning after December 15, 2016, and interim reporting periods within that fiscal year. We adopted this new guidance in the first quarter of fiscal year 2017. The adoption of this new guidance did not have a material effect on the Company’s financial condition, results of operations, or cash flows.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other. This new guidance removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The new guidance will be applied prospectively, and is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We adopted this new guidance during the first quarter of fiscal year 2017. The adoption of this new guidance did not have a material effect on the Company’s financial condition, results of operations, or cash flows.

2.   The Merger/Successor and Predecessor Accounting and Reporting

Through March 12, 2014, NVI operated as a wholly-owned subsidiary of Vision Holding Corp. (“VHC”), an affiliate of the private investment firm Berkshire Partners LLC (“Berkshire”). On February 6, 2014, VHC entered into an Agreement and Plan of Merger (the “Agreement”) with Nautilus Merger Sub, Inc. (“NMS”), its parent NAH, and BSR LLC under which NMS would merge with and into VHC. NMS and NAH are affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR Sponsor”). BSR LLC is an affiliate of Berkshire. Following the merger of NMS into VHC, VHC was merged into NVI.

The merger contemplated under the Agreement was completed on March 13, 2014, upon which date the majority ownership of the Company was transferred from private equity funds managed by Berkshire to affiliates of KKR Sponsor. Following the Acquisition, NVI became a wholly-owned subsidiary of NAH.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2.   The Merger/Successor and Predecessor Accounting and Reporting (continued)

All acquisition-related transactions were pushed down to the Company using purchase accounting. As a result, our consolidated financial statements for the periods prior to the Acquisition are not comparable to those for the period after the Acquisition. Total net assets acquired were $537.2 million in exchange for cash consideration of $415.9 million and $121.3 million of previous shareholders’ and options holders’ roll-over investments.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$78,932
Accounts receivables	22,081
Inventories	63,575
Prepaid expenses and other current assets	10,875
Property and equipment	149,492
Identifiable intangible assets	348,351
Goodwill	806,222
Other assets	31,581
Total assets acquired	1,511,109
Accounts payable and other payables and accrued expenses	136,993
Unearned and deferred revenue	64,943
Long-term debt net of discounts	625,994
Deferred income taxes	120,176
Other liabilities	25,846
Total liabilities assumed	973,952
Net assets acquired	$537,157

None of the goodwill recorded in the transaction is tax-deductible. Goodwill recorded for each of our six reporting units at Acquisition was calculated as the difference between the estimated enterprise fair value of each reporting unit and the estimated fair value of the net identifiable assets acquired for each reporting unit. See Note 4 for further details related to goodwill.

Acquisition related costs included in the accompanying consolidated statements of operations and comprehensive income (loss) include legal, accounting and tax advice as well as participation of advisers in the due diligence reviews of prospective purchasers.

Certain expenses were contingent upon change in control and were reflected in neither the Predecessor nor Successor periods, as summarized below (in thousands).

Seller costs contingent upon successful transaction	$7,944
Long-term incentive plan bonuses and other fees	750
Stock option settlement	59,613
Write-off of deferred debt issuance costs	4,595
Write-off of unamortized loan discount	3,742
$76,644

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

3.   Details of Certain Balance Sheet Accounts

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Accounts receivable, net:
Trade receivables	$20,817	$16,635
Credit card receivables	9,398	8,437
Tenant improvement allowances	3,308	3,962
Other receivables	2,430	1,881
Allowance for uncollectible accounts	(1,583)	(1,568)
	$34,370	$29,347

Inventories:
Raw materials and work in process(1)	$42,266	$36,159
Finished goods	44,798	38,858
	$87,064	$75,017
(1)	Due to the immaterial amount of estimated work in process and the short lead times for the conversion of raw materials to finished goods, the Company does not separately present raw materials and work in process.
Property and equipment, net:
Land and building	$3,607	$3,607
Equipment	161,714	117,837
Furniture and fixtures	36,046	31,394
Leasehold improvements	121,963	90,117
Construction in progress	28,099	19,286
Property under capital leases	3,244	2,240
	354,673	264,481
Less accumulated depreciation	98,259	57,281
	$256,414	$207,200
	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Other payables and accrued expenses:
Accrued employee compensation and benefits	$19,009	$18,148
Self-insurance reserves	7,209	6,189
Accrued capital expenditures	9,202	5,956
Accrued advertising	1,058	5,610
Reserves for customer returns and remakes	4,611	3,783
Amounts payable to legacy partner	3,369	3,322
Fair value of derivative liabilities	8,218	—
Accrued rental expenses	2,172	2,256
Accrued management fees	1,222	1,372
Sales and use taxes	954	1,127
Accrued professional fees	1,298	1,116
Amounts payable to charitable organizations	1,000	1,000
Accrued interest on debt and derivatives	190	290
Miscellaneous and other	9,890	6,397
	$69,402	$56,566

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

3.   Details of Certain Balance Sheet Accounts (continued)

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Other non-current liabilities:
Fair value of derivative liabilities	$15,518	$18,620
Tenant improvements(2)	21,089	17,644
Deferred rental expenses	6,256	4,884
Self-insurance reserves	3,908	3,700
Above market leases	1,705	3,230
Amounts payable to charitable organizations	1,000	2,000
Other	1,021	1,079
	$50,497	$51,157
(2)	Obligations for tenant improvements are amortized as a reduction of rental expense over the life of the respective leases.

4.   Goodwill and Intangible Assets

A goodwill impairment of $3.3 million and $4.8 million was identified at the AC Lens reporting unit for fiscal year 2016 (Successor) and fiscal year 2015 (Successor), respectively, as a result of performing our annual impairment tests. The primary reason for the impairment charges in each year was due to competitive pressure in the e-commerce contact lens business. As of fiscal year end 2016 (Successor), there was no remaining goodwill at the AC Lens reporting unit.

We determined that the results of the goodwill impairment test was an indicator of impairment of definite-lived, amortizing intangible assets and P&E at AC Lens. As a result of our tests for impairment of those assets, we recorded impairment of $1.3 million in indefinite-lived intangible assets and impairment of $1.2 million in P&E for fiscal year 2016 (Successor). There was no remaining fair value of definite-lived intangible assets after the impairment charges, and the remaining fair value of the P&E was $0.3 million.

A goodwill impairment of $4.2 million was identified at the Fred Meyer reporting unit for the 2014 Successor period, primarily as a result of decreases in long-range sales projections from the date of the Acquisition to the impairment measurement date. The remaining balance of $11.5 million of goodwill at the reporting unit was unchanged for fiscal years 2016 (Successor) and 2015 (Successor).

There was no impairment of goodwill recorded at any reporting unit related to the 2014 Predecessor period.

The following table presents the changes in the carrying amount of our goodwill since the Acquisition:

In thousands
Balance as of March 13, 2014 (Successor)
Goodwill	$806,222
Accumulated impairment losses	—
Subtotal	806,222
Balance as of January 3, 2015 (Successor)
Goodwill	806,222
Accumulated impairment losses	(4,226)
Subtotal	801,996
Deferred income tax adjustment (purchase accounting)	(660)
Balance as of January 2, 2016 (Successor)
Goodwill	805,562
Accumulated impairment losses	(8,989)
Subtotal	796,573

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

4.   Goodwill and Intangible Assets (continued)

In thousands
Balance as of December 31, 2016 (Successor)
Goodwill	805,562
Accumulated impairment losses	(12,333)
Subtotal	$793,229

Goodwill in our reportable segments (see Note 15) as of fiscal year end 2016 (Successor) is as follows:

In thousands	Owned & Host Segment	Legacy Segment	Corporate/Other	Total
Gross goodwill	$737,386	$60,069	$8,107	$805,562
Accumulated impairment	(4,226)	—	(8,107)	(12,333)
Goodwill as of December 31, 2016 (Successor)	$733,160	$60,069	$—	$793,229

The following table sets forth indefinite-lived, non-amortizing intangible assets by major asset class:

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Trademarks and tradenames:
America’s Best Contacts and Eyeglasses	$200,547	$200,547
Eyeglass World	40,000	40,000
	$240,547	$240,547

The following table sets forth definite-lived, amortizing intangible assets by major asset class:

	Successor
	As of December 31, 2016			As of January 2, 2016
In thousands	Gross Carrying Amount	Accumulated Amortization	Remaining Life (Years)	Gross Carrying Amount	Accumulated Amortization	Remaining Life (Years)
Contracts and relationships:
Legacy	$65,000	$16,582	8	$65,000	$10,693	9
Fred Meyer	35,000	4,271	20	35,000	2,754	21
Customer database	4,400	2,470	2	4,400	1,593	3
Other	738	477	1-2	4,148	1,697	2-3
	$105,138	$23,800		$108,548	$16,737

Aggregate amortization expense is presented in depreciation and amortization in the accompanying statements of operations and comprehensive income (loss). Aggregate future estimated amortization expense is shown in the following table (in thousands):

Fiscal Year	Amount
2017	$8,436
2018	8,371
2019	7,598
2020	7,547
2021	7,405
Thereafter	41,981
$81,338

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

5.   Long-term Debt

Long-term debt consisted of the following:

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
First Lien term loan, due March 13, 2021	$633,598	$640,114
Second Lien term loan, due March 13, 2022	125,000	125,000
Term loans before unamortized discount	758,598	765,114
Unamortized discount	(15,661)	(19,559)
Total term loans	742,937	745,555
Less current maturities	(6,515)	(6,515)
Term loans - non-current portion	736,422	739,040
Capitalized lease obligations	2,688	2,270
Less current maturities	(770)	(533)
Long-term debt	$738,340	$740,777

Credit Agreements

In connection with the Acquisition, our subsidiary NVI repaid its previously outstanding term loan on March 13, 2014 and entered into new syndicated First Lien and Second Lien Credit Agreements. Under those agreements, NVI is the “borrower.” Borrowings under the First Lien and Second Lien Credit Agreements are secured by substantially all of NVI’s assets. References to “we,” or “our” below relate to NVI.

The First Lien Term Loan bears interest, at our election, at either 2.0% over “ABR” (as defined below) or 3.0% over the London Interbank Offered Rate (“LIBOR”). The Second Lien Term Loan bears interest, at our election, at either 4.75% over ABR or 5.75% over LIBOR. In both the First Lien and Second Lien Credit Agreements, ABR is defined as the highest of (i) the Federal Funds Effective Rate plus 0.5%, (ii) the prime rate of interest quoted by the respective administrative agents, or (iii) 30-day LIBOR plus 1.0%. Further, in both the First Lien and Second Lien Credit Agreements, ABR may not be less than 2.0% and LIBOR may not be less than 1.0%.

The principal under the First Lien Credit Agreement is payable in equal installments of $1.6 million on the last business day of each of our fiscal quarters. We are required to prepay an amount equal to 50% of the preceding fiscal year’s excess cash flow, as defined in the agreement. The required prepayment is reduced to 25% of the preceding year’s excess cash flow if our consolidated earnings before interest, tax, depreciation and amortization (“Credit Agreement EBITDA”) ratio, as defined in the agreement, is less than or equal to 4.25 to 1.00. No prepayment is required if such ratio is less than or equal to 4.00 to 1.00. We have not been required to make a prepayment related to our current First Lien Credit Agreement.

No principal payments are required under the Second Lien Credit Agreement until all of our obligations under the First Lien Credit Agreement have been discharged.

The First Lien Credit Agreement also provides for up to $75 million in revolving loans (the “Revolving Loan Facility”). Amounts borrowed under the Revolving Loan Facility bear interest, at our election, at either 2.0% over ABR or 3.0% over LIBOR. These interest rate spreads will decline to 1.75% and 2.75%, respectively, if our Credit Agreement EBITDA ratio declines to 4.25 to 1.00 or less, and the spreads will further decline to 1.50% and 2.50%, respectively, if such ratio declines to 3.75 to 1.00 or less. We may use up to $20 million of the Revolving Loan Facility to issue letters of credit. Letter of Credit fees accrue at the same rate as the then-applicable LIBOR spread. As of fiscal years ended 2016 (Successor) and 2015 (Successor), we had no outstanding revolving loan obligations and had $5.5 million in outstanding letters of credit related to the

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

5.   Long-term Debt (continued)

Revolving Loan Facility. Our credit agreement also provides that, if aggregate borrowings (inclusive of certain letters of credit) under our revolving credit facility exceed 30% of the total revolving commitment, the ratio of debt under our First Lien Credit Agreement to EBITDA may not, on the last day of the applicable measurement period, exceed 7.75 to 1.00.

The First Lien and Second Lien Credit Agreements contain covenants that, among other things, limit our ability to incur additional debt, create liens against our assets, make acquisitions, pay dividends or distributions on our stock, merge or consolidate with another entity, and transfer or sell assets.

Scheduled annual maturities of debt are as follows (in thousands):

Fiscal Year	Amount
2017	$6,515
2018	6,515
2019	6,515
2020	6,515
2021	607,538
Thereafter	125,000
$758,598

Capital Leases

Our obligations under capital leases are included in the consolidated balance sheets as long-term debt, less current portion and debt discount (non-current portion) and current maturities of long-term debt (current portion). Future minimum lease payments required under our capital leases as of fiscal year end 2016 (Successor), are as follows:

In thousands	Fiscal Year	Amount
	2017	$1,089
	2018	1,010
	2019	532
	2020	222
	2021	104
	Thereafter	385
Total minimum lease payments		3,342
Less: Amount representing interest		(654)
Present value of net minimum lease payments		2,688
Less: Current maturities of capital lease obligations		(770)
Capital lease obligations - non-current portion		$1,918

6.   Stock Incentive Plan

Successor Stock Incentive Plan

The Company grants share-based payment awards under the 2014 Stock incentive Plan for Key Employees of NVI and its Subsidiaries. The plan includes options to purchase common shares of NVHI at an option price equal to the most recently established per share fair value. The Board of Directors determines the exercise price of service-based and performance-based options with the intent of the exercise price to approximate the fair value of the common stock. In setting the exercise price, the Board considers such factors as the Company’s actual and projected financial results, valuations of the Company performed by third parties, and other factors it believes are material to the valuation process. Due to the limited number of participants in the plan and high

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

6.   Stock Incentive Plan (continued)

levels of retention among participants, forfeitures are expected to be immaterial. Therefore, all service-based options outstanding at fiscal year end 2016 are expected to vest.

There are 9,869,957 options authorized in the plan, of which 9,462,732 are issued and outstanding, and 221,982 are authorized but unissued as of fiscal year end 2016.

The following presents a roll-forward of performance-based options:

Issued on March 13, 2014 (Successor)	4,951,048
Granted	390,871
Exercised	—
Forfeited	(205,974)
Outstanding options at January 3, 2015 (Successor)	5,135,945
Granted	544,032
Exercised	—
Forfeited	(62,032)
Outstanding options at January 2, 2016 (Successor)	5,617,945
Granted	396,690
Exercised	—
Forfeited	(249,479)
Outstanding options at December 31, 2016 (Successor)	5,765,156

The vesting of performance-based options is conditional upon the achievement by affiliates of KKR Sponsor, with respect to its investment in the Company, of both a minimum internal rate of return and a minimum multiple of invested capital and then increases proportionally as the multiple of invested capital increases up to a defined target. No compensation expense has been recorded in relation to performance based options since achievement of vesting conditions has not been deemed to be probable as of the fiscal years ended 2016 (Successor), 2015 (Successor), and the 2014 Successor period end.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

6.   Stock Incentive Plan (continued)

Compensation expense associated with service-based condition stock options is included in SG&A in the accompanying consolidated statements of operations and comprehensive income (loss). The following table summarizes service-based condition stock option activity during the Successor periods (amounts reflect the effects of the option modification executed in conjunction with the recapitalization dividend on June 1, 2015 discussed in Note 9):

	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding options at March 13, 2014 (Successor)	3,300,698	9.83
Granted	260,581	9.83
Exercised	—	—
Forfeited	(137,316)	9.83
Outstanding options at January 3, 2015 (Successor)	3,423,963	9.83
Granted	362,688	8.20
Exercised	(211,891)	8.22
Forfeited	(41,354)	8.22
Outstanding options at January 2, 2016 (Successor)	3,533,406	7.45
Granted	264,460	13.80
Exercised	(142,402)	7.31
Repurchased	(22,333)	7.41
Forfeited	(104,605)	7.24
Outstanding options at December 31, 2016 (Successor)	3,528,526	7.94	7.60	$24,496
Vested and exercisable at December 31, 2016 (Successor)	1,073,960	7.37	7.40	$8,072

Substantially all service-based options vest in 20% annual increments on each of the first five anniversaries of the grant date. The Company has selected an accelerated method of recording compensation expense associated with service-based options, whereby the total grant-date fair value of the awards is amortized 46%, 26%, 16%, 9%, and 4% for years one through five, respectively. Service-based options have a contractual maturity of 10 years.

The fair value of service-based stock option grants has been estimated at the grant date using the Black-Scholes-Merton option pricing model, which assumes that the estimated fair value of options is amortized over the corresponding vesting period. The following assumptions were used in our estimate:

Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Expected term	6.50 years	5.09 - 6.50 years
Expected volatility	60.4%	60.4% to 63.3%
Risk-free interest rate	1.6% to 2.0%	1.6% to 2.0%
Dividend yield	—%	—%

The expected term is based on the mid-point between the weighted average time to vesting and the contractual time to maturity. Expected volatility is based on the volatility of comparable companies. The risk-free interest rate was based on the U.S. Treasury yield curve. The dividend yield was based on the Company’s expectation of not paying dividends on the common stock of NVHI for the foreseeable future.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

6.   Stock Incentive Plan (continued)

The following table summarizes information about the service-based options outstanding as of fiscal year end 2016 (Successor):

Grants During:	Weighted average grant date fair value	Options granted	Aggregate grant date fair value (in thousands)	Remaining unrecognized service cost (in thousands)	Remaining requisite service period (years)	Non-vested options outstanding	Fair value of options vested (in thousands)
Successor Period 2014	$5.98	3,561,278	$21,287	$3,321	2.20	1,929,774	$5,808
Fiscal Year 2015 (Successor)	$5.63	362,688	$2,043	$789	3.70	260,334	$564
Fiscal Year 2016 (Successor)	$8.58	264,460	$2,270	$2,078	4.81	264,460	$—

The aggregate intrinsic value of service-based options exercised was $0.3 million for fiscal year 2016 (Successor) and immaterial for fiscal year 2015 (Successor). There was no excess tax benefit associated with exercises of service-based options during fiscal years 2016 (Successor) or 2015 (Successor). There were no exercises of service-based options during the 2014 Successor period.

Predecessor Incentive Plans

The Vision Holding Corp. 2005 and 2013 Stock Incentive Plans provided for the issuance of stock options to directors, certain employees and consultants of Vision Holding, its subsidiaries and affiliates. There were 202,533 fully vested options issued and outstanding that were rolled forward from the Predecessor Incentive Plans. During fiscal year 2015 (Successor), 33,483 roll-over options were exercised at a weighted average exercise price of $0.61. There are 169,050 roll-over options outstanding as of fiscal year end 2016. No options were issued, exercised or forfeited under the Predecessor Stock Incentive Plans during the 2014 Predecessor period.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

7.   Income Taxes

The income tax provision (benefit) consists of:

	Successor			Predecessor
In thousands	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Current income tax:
Federal	$51	$38	$(599)	$2,026
State	1,302	202	(100)	969
Deferred income tax:
Federal	10,058	1,360	(8,297)	(884)
State	1,123	168	(3,719)	(50)
Net income tax provision (benefit)	$12,534	$1,768	$(12,715)	$2,061

Our income tax provision differs from the amounts computed by multiplying earnings before income taxes by the statutory federal income tax rate as shown in the following table:

	Successor			Predecessor
In thousands	Year Ended December 31, 2016	Year Ended December 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Federal income tax provision (benefit) at statutory rate of 35%	$9,552	$1,885	$(13,918)	$1,818
State income tax provision (benefit), net of federal income tax	1,058	211	(1,508)	469
Goodwill impairment	—	—	1,639	—
Transaction costs not deductible for tax	—	—	1,871	—
Tax impact of non-deductible items	952	289	240	85
Increase (decrease) in deferred tax asset valuation allowance	979	(497)	(239)	(45)
Other, net	(7)	(120)	(800)	(266)
Effective income tax rate	45.9%	32.8%	32.0%	39.7%

The sources of the difference between the financial accounting and tax bases of our liabilities and assets that give rise to the deferred tax liabilities and deferred tax assets and the tax effects of each are as follows:

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Deferred tax assets:
Net operating loss carry-forwards	$3,195	$14,197
Alternative minimum tax payment and employment credits	2,721	1,658
Deferred revenue	10,751	8,831
Accrued expenses and reserves	15,193	11,024
Reserves for uncollectible receivables	745	1,284
Inventory	659	1,890
Capitalized fees	2,515	2,552
Stock option compensation	6,489	5,337
Debt issuance costs and original issue discount	723	894
Interest rate derivatives liability	9,180	7,337
Other	1,529	312
Subtotal	53,700	55,316
Valuation allowance	1,131	152
Total deferred tax assets	52,569	55,164

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

7.   Income Taxes (continued)

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Deferred tax liabilities:
Property and equipment	(41,872)	(32,685)
Prepaid expenses	(1,629)	(1,633)
Intangible assets	(120,346)	(122,166)
Total deferred tax liabilities	(163,847)	(156,484)
Net deferred tax liabilities	$(111,278)	$(101,320)

At fiscal year 2016 (Successor), we had available U.S. federal net operating loss (“NOL”) carry-forwards aggregating to $8.1 million that can be utilized to reduce future federal income taxes. If not utilized, $6.7 million of these carry-forward losses expire at the end of our 2020 fiscal year and $1.4 million of these carry-forward losses expire at the end of our 2033 fiscal year. In addition, we have NOL carry-forwards in varying amounts and with varying expiration dates in the majority of states in which we operate.

At fiscal year end 2016 (Successor), we also have non-expiring federal and state alternative minimum tax carry-forward credits and employment credits totaling $2.3 million available to offset certain future taxes.

As a result of new store openings in years subsequent to the years in which certain NOLs were generated, the portion of our taxable income apportioned to some states in which we have NOL carry forward credits has declined from those states’ apportionment during the loss years. We believe it is unlikely that we will fully utilize our NOL carry-forwards in all state jurisdictions before their eventual expiration. Accordingly, we have recorded valuation allowances of $0.1 million and $0.2 million against our deferred tax assets at fiscal year end 2016 (Successor) and fiscal year end 2015 (Successor), respectively.

Our equity method investment discussed in Note 10 has resulted in book losses that are not deductible for income tax purposes, creating a deferred tax asset of approximately $1.0 million. The Company does not expect to generate a significant capital gain from its investment in near future. Therefore, we do not believe it is more-likely-than-not that we will realize a tax benefit for this deferred tax asset, and accordingly we have established a valuation allowance for the entire $1.0 million.

As a result of our utilization of NOL carry-forwards to reduce or eliminate subsequent years’ tax obligations, our federal and a substantial number of our state income tax returns for fiscal years 2001 through 2015 remain open for examination by the tax authorities. We had no uncertain tax positions or unrecognized tax benefits as of fiscal year end 2016 (Successor) and fiscal year end 2015 (Successor).

8.   Interest Rate Derivatives

On March 7, 2014, the Company entered into two pay-fixed and receive-floating interest rate swap agreements to offset the variability of cash flows in LIBOR-indexed debt interest payments, subject to a 1% floor, attributable to changes in the benchmark interest rate from March 13, 2017 to March 13, 2021 related to its current First and Second Lien Credit Agreements. The fixed rates associated with the first derivative (“Derivative 1”) notional amount of $175.0 million and the second derivative (“Derivative 2”) notional amount of $225.0 million were 3.4063% and 3.5125%, respectively. Derivative 1 will hedge the first amount of LIBOR-based interest payments up to its applicable notional amount and Derivative 2 will hedge the next amount (i.e., the first amount not already hedged by Derivative 1) up to its applicable notional amount.

On June 25, 2015, the Company entered into a third pay-fixed and receive-floating interest rate swap agreement (“Derivative 3”) for a notional amount of $100.0 million and a fixed rate of 2.6000%. Derivative 3 will hedge the interest payments associated with the first principal amount of LIBOR-based debt, effective March 13, 2017, due under the current First Lien and Second Lien Credit Agreements, up to its notional amount, not already hedged by derivatives 1 and 2.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

8.   Interest Rate Derivatives (continued)

Changes in the cash flows of each derivative are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the derivative’s notional amount, attributable to the hedged risk. We measured no ineffectiveness related to these instruments during fiscal years 2016 (Successor), fiscal year 2015 (Successor), or the 2014 Successor period.

Our cash flow hedge position related to interest rate derivative contracts is as follows:

In thousands	Notional Amount	Final Maturity Date	Other Payables and Accrued Expenses	Other Liabilities	Accumulated Other Comprehensive Loss, Net of Tax
As of December 31, 2016 (Successor)	$500,000	March 2021	$8,218	$15,518	$14,556
As of January 2, 2016 (Successor)	$500,000	March 2021	$—	$18,620	$11,284

These interest rate swap agreements were designated as cash flow hedges by the Company at inception. The Company will be required to net settle monthly with counterparties beginning in the second quarter of 2017. These settlements will result in the reclassification into earnings of losses that are reported in accumulated other comprehensive loss. As of fiscal year 2016 (Successor), the Company expects to reclassify $8.2 million of accumulated other comprehensive loss into earnings in the next 12 months.

9.   Related Party Transactions

Fiscal Year 2015 Dividend To Stockholders Of NVHI

On June 1, 2015 the Company declared a recapitalization dividend to its stockholders. Since the Company was in an accumulated deficit position on the date of declaration, according to the Company’s accounting policy, the combined total cash payment of $145.7 million was recorded as a reduction to additional paid-in capital.

Transactions With Equity Sponsors

Under certain agreements we have entered into with our equity sponsors, we recorded the following expenses related to management and/or advisory fees:

	Successor			Predecessor
In thousands	As of December 31, 2016	As of January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
KKR Sponsor	$851	$3,533	$1,705	$151
Berkshire	$199	$194	$154	$35

Fees paid to equity sponsors include retainer fees and certain other ongoing project-oriented initiatives and are presented in SG&A in the accompanying consolidated statements of operations and comprehensive income (loss), with the exception of $2.1 million in fees paid to KKR Sponsor and its affiliates for expenses related to new debt issued during the second quarter ended July 4, 2015 (Successor), which are recorded in debt issuance costs in the accompanying consolidated statements of operations and comprehensive income (loss).

10.   Equity Method Investment

During the 2014 Successor period, the Company made an investment in a private start-up company whose principal business is licensing software to eyeglass retailers. We hold a 29% equity interest in this company. We identified this company as a variable interest entity since the equity investment at risk is not sufficient to finance the activities of the entity without additional subordinated financial support. We concluded that we are not the primary beneficiary of the entity and therefore it would not be appropriate for us to consolidate this company. This conclusion is based on the fact that we do not have the power to direct the activities of the entity that most significantly impact its economic performance, and we will not absorb or receive a majority of the entity’s

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

10.   Equity Method Investment (continued)

expected losses or expected residual returns, since our return on investment is proportionate to our equity interest in the entity. We are not obligated to provide any further financing to this company, and the total amount invested represents the extent of our exposure to losses.

Under the equity method of accounting we are required to record our interest in the investee’s reported net income or loss for each reporting period, which is presented in other expense (income) in the Company’s consolidated statements of operations and comprehensive income (loss). We recorded losses of $1.4 million, $0.9 million, and $0.3 million for fiscal year 2016 (Successor), fiscal year 2015 (Successor), and the 2014 Successor period, respectively.

The Company evaluates its investments for other-than-temporary impairment annually, or more often if events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. No impairment of this investment was identified for fiscal years 2016 (Successor) and 2015 (Successor), or the 2014 Successor period.

Our equity method investment balance is reflected in non-current other assets in the accompanying consolidated balance sheets and was $3.3 million and $4.7 million at the end of fiscal years 2016 (Successor) and 2015 (Successor), respectively.

11.   Fair Value Measurement of Financial Assets and Liabilities

The Company uses a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions.

Under U.S. GAAP, the Company is required to a) measure certain assets and liabilities at fair value or b) disclose the fair values of certain assets and liabilities recorded at cost. Accounting standards define fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated assuming the transaction occurs in the principal or most advantageous market for the asset or liability and includes consideration of non-performance risk and credit risk of both parties. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - Valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•	Level 2 - Valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 - Valuation inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The fair value estimates of financial instruments are not necessarily indicative of the amounts we might pay or receive in actual market transactions. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximates fair value due to the short term maturity of the instruments. All cash and cash equivalents are denominated in U.S. currency.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

11.   Fair Value Measurement of Financial Assets and Liabilities (continued)

Accounts Receivable

The carrying amount of accounts receivable approximates fair value due to the short-term nature of those items and the effect of related allowances for doubtful accounts.

Accounts Payable and Other Payables and Accrued Expenses

The carrying amounts of accounts payable and other payables and accrued expenses approximate fair value due to the short-term nature of those items.

Long-term Debt - Credit Agreements

Our long-term debt is traded in private markets on a less-than-daily basis. Fair value is based on the average of trading prices and bid/ask quotes around period-end (Level 2 inputs). The estimated fair values of our combined First and Second Lien Term Loans were $753.0 million and $746.6 million as of the end of fiscal years 2016 (Successor) and 2015 (Successor), respectively, compared to carrying values of $742.9 million and $745.6 million, respectively, which includes the current portion, and is net of unamortized original issue discounts and deferred debt issuance costs discussed in Note 5.

Long-term Debt - Capital Leases

The fair value of capital lease obligations is based on estimated future contractual cash flows discounted at an appropriate market rate of interest (Level 2 inputs). The estimated fair values of our capital leases were $2.9 million and $2.7 million as of the end of fiscal years 2016 (Successor) and 2015 (Successor), respectively, compared to carrying values of $2.7 million and $2.3 million, respectively.

Interest Rate Derivatives

The Company is a party to three pay-fixed and receive-floating interest rate swap agreements to offset the variability of cash flows in LIBOR-indexed debt interest payments attributable to changes in the benchmark interest rate from March 13, 2017 to March 13, 2021 related to its current First and Second Lien Credit Agreements. We recognize as assets or liabilities at fair value the estimated amounts we would receive or pay upon a termination of interest rate swaps prior to their scheduled expiration dates. The fair value was based on information that is model-driven and whose inputs were observable (Level 2 inputs). See Note 8 for further details related to the fair value of our derivative instruments.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

12.   Deferred Revenue

The following depicts a roll-forward of deferred revenue:

	Fiscal Year End 2016 (Successor)
In thousands	Warranty Contracts	Service Programs	Membership Premiums	Total
Beginning of the year	$20,972	$56,802	$104	$77,878
Sold	48,021	43,767	10,915	102,703
Revenue recognized	(45,138)	(37,091)	(10,924)	(93,153)
End of year	$23,855	$63,478	$95	$87,428
Current	$23,437	$34,464	$95	$57,996
Non-current	418	29,014	—	29,432
	$23,855	$63,478	$95	$87,428
	Fiscal Year End 2015 (Successor)
In thousands	Warranty Contracts	Service Programs	Membership Premiums	Total
Beginning of the year	$18,381	$45,706	$113	$64,200
Sold	42,115	41,595	12,116	95,826
Revenue recognized	(39,524)	(30,499)	(12,125)	(82,148)
End of year	$20,972	$56,802	$104	$77,878
Current	$20,522	$29,460	$104	$50,086
Non-current	450	27,342	—	27,792
	$20,972	$56,802	$104	$77,878

Deferred revenue recorded as of fiscal year end 2016 (Successor) is expected to be reflected in future operating results as follows (in thousands):

Fiscal Year	Amount
2017	$57,996
2018	21,712
2019	7,268
2020	344
2021	108
$87,428

13.   Commitments and Contingencies

Leases

Total rental expenses related to all operating leases were approximately $69.7 million in fiscal year 2016 (Successor), $60.4 million in fiscal year 2015 (Successor), $43.3 million in the 2014 Successor period, and $10.4 million in the 2014 Predecessor period. Total rental expense includes percentage rent of approximately $6.3 million in fiscal year 2016 (Successor), $4.6 million in fiscal year 2015 (Successor), $3.6 million in the 2014 Successor period, and $0.9 million in the 2014 Predecessor period.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

13.   Commitments and Contingencies (continued)

At fiscal year end 2016 (Successor), aggregate future minimum rental payments under our operating leases are as follows (in thousands):

Fiscal Year	Amounts
2017	$64,046
2018	51,668
2019	41,116
2020	30,367
2021	18,679
Thereafter	42,847
$248,723

Other Agreements

In October of 2016 the Company entered into to a multi-year marketing agreement in the normal course of business. The agreement begins in January 2017 and continues through December 2019, with no renewal provision. The Company has committed to pay a total fee of $9.9 million over the term of the agreement.

Warranty Costs

The Company records an allowance for the estimated amount of future warranty costs when the related revenue is recognized, which is recorded in other payables and accrued expenses on the accompanying consolidated balance sheets. Expense associated with warranty costs are presented in cost of services and plans in the accompanying consolidated statements of operations and comprehensive income (loss). Estimated future warranty costs are primarily based on historical experience of identified warranty claims. However, there can be no assurance that future warranty costs will not exceed historical amounts. The following details the activity in our product warranty liability accounts:

	Successor
In thousands	As of December 31, 2016	As of January 2, 2016
Beginning of year balance	$1,077	$1,711
Charged to expense	23,857	19,662
Paid	(23,591)	(20,296)
End of year balance	$1,343	$1,077

401(k) Plan

We sponsor a 401(k) plan into which employees may defer a portion of their wages. We may match a portion of such deferred wages. Expense associated with our 401(k) plan is presented in SG&A expenses in the accompanying consolidated statements of operations and comprehensive income (loss). The expense for the plan was $2.6 million in the fiscal year 2016 (Successor), $2.2 million in the fiscal year 2015 (Successor), $1.5 million in the 2014 Successor period, and $0.4 million in the 2014 Predecessor period. There were no changes in the plan resulting from the Acquisition.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings incidental to its business. Because of the nature and inherent uncertainties of litigation, the Company cannot predict with certainty the ultimate resolution of these actions and, should the outcome of these actions be unfavorable, the Company’s business, financial position, results of operations or cash flows could be materially and adversely affected.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

13.   Commitments and Contingencies (continued)

The Company reviews the status of its legal proceedings and records a provision for a liability when it is considered probable that both a liability has been incurred and the amount of the loss can be reasonably estimated. This review is updated periodically as additional information becomes available. If either or both of the criteria are not met, the Company reassesses whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred. If there is a reasonable possibility that a loss may be incurred, the Company discloses the estimate of the amount of the loss or range of losses, or that an estimate of loss cannot be made. The Company expenses its legal fees as incurred.

In January 29, 2016, FSI, our wholly-owned specialized health maintenance organization, was named as a defendant in a proposed class action filed on behalf of all persons who paid for an eye examination from an optometrist at a Walmart location in California from November 5, 2009 through the date of the resolution of the litigation. The complaint alleges in particular that FSI participated in arrangements that caused the illegal delivery of eye examinations to the plaintiffs, and that FSI thereby violated, among others, the corporate practice of optometry and the unfair competition and false advertising laws of California. In March 2017, the Court granted a motion to dismiss previously filed by FSI. The plaintiffs have appealed to the U.S. Court of Appeals for the Ninth Circuit. The Company believes that the claim against it is without merit and intends to vigorously defend the litigation.

14.   Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) available to common stockholders by the weighted average shares outstanding for the period and include the dilutive impact of potential new shares issuable upon exercise of stock options. Potentially dilutive securities are excluded from the computation of diluted EPS if their effect is anti-dilutive.

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations is as follows:

	Successor			Predecessor
In thousands, except EPS data	As of December 31, 2016	As of January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Net Income (loss)	$14,758	$3,617	$(27,050)	$3,132
Weighted average shares outstanding for basic EPS	56,185	55,962	55,807	66
Effect of dilutive securities:
Stock options	817	—	—	1
Weighted average shares outstanding for diluted EPS	57,001	55,962	55,807	67
Basic EPS:	$0.26	$0.06	$(0.48)	$47.37
Diluted EPS:	$0.26	$0.06	$(0.48)	$46.65
Anti-dilutive options outstanding excluded from EPS	88	887	3,414	—

15.   Segment Reporting

Our operations consist of two reportable segments:

•	Owned & host - Our owned brands consist of our ABC and EGW operating segments. In ABC stores, vision care services are provided by optometrists employed either by us or by independent professional corporations. EGW locations primarily feature independent optometrists to perform eye exams and on-site laboratories. Our two host operating segments consist of MIL and FM. These brands provide eye exams principally by independent optometrists in nearly all locations. We have aggregated our

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

15.   Segment Reporting (continued)

ABC, EGW, MIL, and FM operating segments into a single reportable segment due to similar economic characteristics and similarity of the nature of products and services, production processes, class of customers, regulatory environment, and distribution methods of those brands.

•	Legacy - The Company manages the operations of, and supplies inventory and lab processing services to, 227 legacy retail vision centers. Under our legacy agreements, our responsibilities include development of annual operating budgets, providing managers and staff at each location, training personnel, ordering and maintaining merchandise inventory at the locations, providing sales receipts to customers, and owning and maintaining store furniture, fixtures and equipment. We earn management fees as a result of providing such services and therefore we record revenue related to sales of products and product protection plans to our legacy partner’s customers on a net basis. We also sell to our legacy partner wholesale merchandise that is stocked in retail locations, and provide central lab services associated with the manufacture of finished eyeglasses and frames housed in our optical labs expected to be consumed in the production of eyeglasses for our legacy partner’s customers. We lease space from our legacy partner within or adjacent to each of the locations we manage and use this space for providing optometric examination services. During fiscal year 2016 (Successor), sales to our legacy partner represented 12.7% of consolidated net revenue. This exposes us to concentration of customer risk. Our legacy agreements were renewed on January 13, 2017, and expire on August 23, 2020, subject to extension pursuant to the terms of the agreements. Sales of services and plans in our legacy segment consist of fees earned for managing the operations of our legacy partner and revenues associated with the provision of eye exams. Revenue associated with managing operations of our legacy partner were $38.3 million, $40.6 million, $33.7 million and $9.0 million for fiscal year 2016 (Successor), fiscal year 2015 (Successor), the 2014 Successor period and the 2014 Predecessor period, respectively.

The “Corporate/Other” category includes the results of operations of our two other operating segments AC Lens and FSI, and corporate overhead support. The “Reconciliations” category represents other adjustments to reportable segment results necessary for the presentation of consolidated financial results in accordance with U.S. GAAP for the two reportable segments.

The operating segments identified above are the business activities of the Company for which discrete financial information is available and for which operating results are regularly reviewed by our chief operating decision maker (“CODM”) to allocate resources and assess performance. Our CODM is our Chief Executive Officer. The Company considers each of our brands to be an operating segment and has further concluded that presenting the results of our reportable segments provides meaningful information consistent with the objectives of ASC 280, Segment Reporting. Strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives, and has a general manager responsible for the sales and marketing initiatives and financial results for product lines within the segment.

Revenues from the Corporate/Other segments are attributable to the AC Lens and FSI operating segments and the Company’s corporate function. AC Lens sells contact lenses and optical accessory products to retail customers through e-commerce. AC Lens also distributes contact lenses to Walmart and Sam’s Club under fee for services arrangements. FSI sells single service health plans in connection with the operations of ABC in California and arranges for the provision of eye exams at retail locations throughout California and also sells contact lenses to its members in certain locations. None of those segments met the quantitative thresholds for determining reportable segments for any of the periods presented.

Our reportable segment profit measure is EBITDA, or net revenues, less cost of revenues, less selling, general and administrative costs. Asset impairment, depreciation and amortization, and other corporate costs that are not allocated to the segments, including interest expense, debt issuance costs and litigation settlements, are excluded from segment EBITDA. There are no transactions between our reportable segments. There are no

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

15.   Segment Reporting (continued)

differences between the measurement of our reportable segments’ assets and consolidated assets. There have been no changes from prior periods in the measurement methods used to determine reportable segment profit or loss, and there have been no asymmetrical allocations to segments.

The following is a summary of certain financial data for each of our segments. Reportable segment information is presented on the same basis as our consolidated financial statements, except for net revenue, which is presented on a cash basis, excluding the effects of unearned and deferred revenue, consistent with what the CODM regularly reviews. Asset information is not included in the following summary since the CODM does not regularly review such information for the reportable segments. In addition, asset and goodwill impairments are treated in the same manner and are not presented in the reportable segment columns. See Note 1 for discussion regarding retail store long-lived assets and Note 4 for recorded goodwill impairment on a reportable segment level.

	Fiscal Year 2016 (Successor)
In thousands	Owned & Host	Legacy	Corporate/ Other	Reconciliations	Total
Segment product revenues	$730,741	$103,618	$151,083	$(4,489)	$980,953
Segment services and plans revenues	158,667	48,592	17,533	(9,550)	215,242
Total net revenue	889,408	152,210	168,616	(14,039)	1,196,195
Cost of products	212,208	48,097	131,257	(1,193)	390,369
Cost of services and plans	127,904	11,510	14,998	—	154,412
Total costs applicable to revenue	340,112	59,607	146,255	(1,193)	544,781
SG&A	343,838	52,925	127,475	—	524,238
Asset impairment	—	—	7,132	—	7,132
Other expense (income), net	—	—	1,667	—	1,667
EBITDA	$205,458	$39,678	$(113,913)	$(12,846)	118,377
Depreciation and amortization					51,993
Interest expense, net					39,092
Income before income taxes					$27,292
	Fiscal Year 2015 (Successor)
In thousands	Owned & Host	Legacy	Corporate/ Other	Reconciliations	Total
Segment product revenues	$622,845	$104,218	$145,794	$(2,394)	$870,463
Segment services and plans revenues	136,480	50,795	18,468	(13,678)	192,065
Total net revenue	759,325	155,013	164,262	(16,072)	1,062,528
Cost of products	180,847	49,701	123,771	(425)	353,894
Cost of services and plans	111,383	10,759	15,064	—	137,206
Total costs applicable to revenue	292,230	60,460	138,835	(425)	491,100
SG&A	293,700	52,924	127,429	—	474,053
Asset impairment	—	—	7,716	—	7,716
Debt issuance cost	—	—	2,551	—	2,551
Other expense (income), net	—	—	913	—	913
EBITDA	$173,395	$41,629	$(113,182)	$(15,647)	86,195
Depreciation and amortization					44,069
Interest expense, net					36,741
Income before income taxes					$5,385

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

15.   Segment Reporting (continued)

	2014 Successor Period
In thousands	Owned & Host	Legacy	Corporate/ Other	Reconciliations	Total
Segment product revenues	$415,081	$78,499	$110,061	$(556)	$603,085
Segment services and plans revenues	93,902	41,283	14,583	(17,173)	132,595
Total net revenue	508,983	119,782	124,644	(17,729)	735,680
Cost of products	125,618	38,857	102,103	49	266,627
Cost of services and plans	79,044	8,828	11,977	—	99,849
Total costs applicable to revenue	204,662	47,685	114,080	49	366,476
SG&A	198,869	41,348	91,258	—	331,475
Asset impairment	—	—	4,672	—	4,672
Acquisition related costs and other expense (income), net	—	—	14,433	—	14,433
EBITDA	$105,452	$30,749	$(99,799)	$(17,778)	18,624
Depreciation and amortization					31,566
Interest expense, net					26,823
Loss before income taxes					$(39,765)
	2014 Predecessor Period
In thousands	Owned & Host	Legacy	Corporate/ Other	Reconciliations	Total
Segment product revenues	$116,310	$21,152	$28,273	$(6,940)	$158,795
Segment services and plans revenues	26,994	11,123	4,036	(3,931)	38,222
Total net revenue	143,304	32,275	32,309	(10,871)	197,017
Cost of products	34,374	10,679	24,524	(1,792)	67,785
Cost of services and plans	19,805	2,435	3,169	—	25,409
Total costs applicable to revenue	54,179	13,114	27,693	(1,792)	93,194
SG&A	50,112	10,070	18,951	—	79,133
Acquisition related costs and other expense (income), net	—	—	7,473	—	7,473
EBITDA	$39,013	$9,091	$(21,808)	$(9,079)	17,217
Depreciation and amortization					7,267
Interest expense, net					4,757
Income before income taxes					$5,193

Consolidated Net Product Revenue Information

The following table presents our consolidated net product revenue information (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015	From December 29, 2013 to March 12, 2014
Net Product Sales
Eyeglasses and sunglasses	$663,253	$574,969	$385,172	$103,270
Contact lenses	310,322	288,570	211,601	53,892
Accessories and other	7,378	6,924	6,312	1,633
Total net product revenues	$980,953	$870,463	$603,085	$158,795

16.   Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure for occurrences and transactions after the date of the consolidated financial statements as of October 24, 2017.

National Vision Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

16.   Subsequent Events (continued)

On February 2, 2017, the Company declared a recapitalization dividend to its stockholders. The dividend was funded with $175.0 million in new term loans under the Company’s First Lien Credit Agreement. The borrowing rate on this $175.0 million term loan was 4.0%, consistent with the existing first lien term loans. Quarterly principal payments increased by $0.5 million. The additional principal matures consistent with the original first lien amount on March 13, 2021. We recorded $2.3 million in related party fees and $0.4 million in third party fees in debt issuance costs.

In May 2017, a complaint was filed against the Company and other defendants alleging, on behalf of a proposed class of consumers who purchased contact lenses online, that 1-800 Contacts, Inc. entered into a series of agreements with the other defendants, including the Company’s subsidiary, AC Lens, to suppress certain online advertising and that each defendant thereby engaged in anticompetitive conduct in violation of the Sherman Antitrust Act. The Company has settled this litigation for $7.0 million, without admitting liability. The settlement agreement is subject to the approval of the court. Accordingly, the Company will record a $7.0 million charge to accrue for this settlement in the second quarter of 2017.

In connection with preparing for an initial public offering, the Company’s Board of Directors approved a 1.96627-for-one reverse stock split of the Company’s common stock on October 12, 2017. The reverse stock split became effective October 24, 2017. The par value per share of common stock and authorized shares of common stock remain unchanged at $0.01 per share and 200 million shares, respectively. The accompanying financial statements and notes thereto give retroactive effect to the reverse stock split for all periods presented. All common share and per share amounts in the financial statements and notes have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of “Common stock” to “additional paid-in capital.”

National Vision Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
As of July 1, 2017 and December 31, 2016
In Thousands, Except Par Value Information
(Unaudited)

	As of July 1, 2017	As of December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$24,864	$4,945
Accounts receivable, net	38,156	34,370
Inventories	89,376	87,064
Prepaid expenses and other current assets	22,000	20,880
Total current assets	174,396	147,259

Property and equipment, net	281,321	256,414
Other assets and deferred costs:
Goodwill	792,744	793,229
Trademarks and trade names	240,547	240,547
Other intangible assets, net	77,121	81,338
Other assets	10,544	12,330
Total non-current assets	1,402,277	1,383,858
Total assets	$1,576,673	$1,531,117
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$34,433	$39,400
Other payables and accrued expenses	81,847	69,402
Unearned revenue	22,669	25,600
Deferred revenue	63,353	57,996
Current maturities of long-term debt	9,563	7,285
Total current liabilities	211,865	199,683

Long-term debt, less current portion and debt discount	913,341	738,340
Other non-current liabilities:
Deferred revenue	31,651	29,432
Other liabilities	50,779	50,497
Deferred income taxes, net	119,528	111,278
Total other non-current liabilities	201,958	191,207
Commitments and contingencies (See Note 8)
Stockholders' equity:
Common stock, $0.01 par value; 200,000 shares authorized; 56,414 and 56,202 shares issued and outstanding as of July 1, 2017 and December 31, 2016, respectively	564	562
Additional paid-in capital	256,884	424,789
Accumulated other comprehensive loss	(14,605)	(14,556)
Retained earnings (deficit)	6,899	(8,675)
Treasury stock, at cost; 28 shares as of July 1, 2017 and December 31, 2016	(233)	(233)
Total stockholders' equity	249,509	401,887
Total liabilities and stockholders' equity	$1,576,673	$1,531,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Income
For the Six Months Ended July 1, 2017 and July 2, 2016
In Thousands, Except Per Share Information
(Unaudited)

	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016
Revenue:
Net product sales	$583,544	$510,149
Net sales of services and plans	123,856	107,716
Total net revenue	707,400	617,865
Costs applicable to revenue (exclusive of depreciation and amortization):
Products	233,347	200,324
Services and plans	88,869	75,464
Total costs applicable to revenue	322,216	275,788
Operating expenses:
Selling, general and administrative expenses	294,459	260,924
Depreciation and amortization	29,052	25,020
Asset impairment	1,000	52
Litigation settlement	7,000	—
Other expense, net	179	659
Total operating expenses	331,690	286,655
Income from operations	53,494	55,422
Interest expense, net	26,114	19,649
Debt issuance costs	2,702	—
Earnings before income taxes	24,678	35,773
Income tax provision	9,104	14,332
Net income	$15,574	$21,441

Earnings per share:
Basic	$0.28	$0.38
Diluted	$0.27	$0.38
Weighted average shares outstanding:
Basic	56,337	56,158
Diluted	58,339	56,636

Comprehensive income:
Net income	$15,574	$21,441
Change in fair value of hedge instruments	(79)	(12,582)
Tax benefit of change in fair value of hedge instruments	30	4,957
Comprehensive income	$15,525	$13,816

The accompanying notes are an integral part of these condensed consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended July 1, 2017 and July 2, 2016
In Thousands
(Unaudited)

	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016
Cash flows from operating activities:
Net income	$15,574	$21,441
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of property and equipment	24,835	20,426
Amortization of intangible assets	4,217	4,594
Amortization of loan costs	2,042	1,984
Asset impairment	1,000	52
Deferred income tax expense	8,765	14,334
Non-cash stock option compensation	1,989	2,454
Non-cash inventory adjustments	3,880	620
Debt issuance costs	2,702	—
Other	68	372
Changes in operating assets and liabilities:
Accounts receivable, net	(3,786)	2,312
Inventories	(6,192)	(3,485)
Other assets	1,792	252
Accounts payable	(4,967)	(9,547)
Other liabilities	16,014	8,363
Net cash provided by operating activities	67,933	64,172
Cash flows from investing activities:
Purchase of property and equipment	(44,219)	(46,609)
Purchase of investments	—	(1,000)
Other	(329)	87
Net cash used for investing activities	(44,548)	(47,522)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	173,712	—
Principal payments on long-term debt	(4,157)	(3,258)
Proceeds from exercise of stock options	1,088	884
Payments on capital lease obligations	(424)	(268)
Debt issuance costs	(2,702)	—
Dividend to stockholders	(170,983)	—
Net cash used for financing activities	(3,466)	(2,642)
Net change in cash and cash equivalents	19,919	14,008
Cash and cash equivalents, beginning of year	4,945	5,596
Cash and cash equivalents, end of period	$24,864	$19,604

Supplemental cash flow disclosure information:
Non-cash financing activities:
Deferred offering costs accrued at the end of period	$1,506	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  Description of Business and Basis of Presentation

Nature of Operations

National Vision Holdings, Inc. (“NVHI,” the “Company,” “we,” “our,” or “us”) and Subsidiaries is a leading value retailer and manufacturer of eyeglasses and value retailer of contact lenses. We operated 980 and 943 retail optical locations in the United States and its territories as of July 1, 2017 and December 31, 2016, respectively, through our five store brands, including America’s Best Contacts and Eyeglasses, Eyeglass World, Vista Optical locations on U.S. Army/Air Force military bases and within Fred Meyer stores, and our management & services arrangement with Walmart.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and, therefore, do not include all information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated balance sheet as of December 31, 2016 has been derived from the audited consolidated balance sheet for the fiscal year then ended. These unaudited interim condensed consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary to present fairly the Company’s consolidated financial position as of July 1, 2017, and the results of operations and cash flows for the six months ended July 1, 2017 and July 2, 2016.

The results of operations for the six months ended July 1, 2017 and July 2, 2016 are not necessarily indicative of the results to be expected for the full fiscal year due to uncertainty of general economic conditions that may impact our key end markets. Historically, our business has realized a higher portion of net revenue, operating income, and cash flows from operations in the first fiscal quarter, and a lower portion of net revenue, operating income, and cash flows from operations in the fourth fiscal quarter. The seasonally larger first quarter is attributable primarily to the timing of our customers’ income tax refunds and annual health insurance program start/reset periods. We are less susceptible to seasonality related to fourth quarter holiday spending by retail consumers. Our quarterly results can also be affected by the timing of new store openings and store closings and the timing of certain holidays.

Certain information and footnote disclosures normally included in our annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. However, we believe that the disclosures included herein are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2016. The significant accounting policies followed by the Company are set forth in Note 1 within those audited consolidated financial statements. We use the same accounting policies in preparing interim and annual consolidated financial statements. There were no changes in our significant accounting policies during the six months ended July 1, 2017, except for the adoption of Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting and ASU 2017-04, Intangibles - Goodwill and Other, neither of which had a material effect on the Company's financial condition, results of operations, or cash flows.

The condensed consolidated financial statements include our accounts and those of our subsidiaries, all of which are wholly-owned. All intercompany balances and transactions have been eliminated in consolidation.

We have evaluated subsequent events for recognition and disclosure for occurrences and transactions after the date of the condensed consolidated financial statements as of October 24, 2017. The information in the condensed consolidated financial statements has been adjusted to give effect to a 1.96627-for-one reverse stock split of our common stock effected on October 24, 2017. See Note 12 for additional information on the reverse stock split.

Fiscal Year

We report on a fiscal year consisting of 52 or 53 weeks ending on the Saturday closest to December 31. Fiscal year 2017 contains 52 weeks and will end on December 30, 2017. The six month periods presented herein contain 26 weeks. All references to years and quarters relate to fiscal periods rather than calendar periods.

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  Description of Business and Basis of Presentation (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

We capitalize direct incremental legal and accounting fees relating to the initial public offering. These deferred offering costs will be offset against offering proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of July 1, 2017, the Company capitalized $2.1 million of deferred offering costs in prepaid expenses and other current assets in its condensed consolidated balance sheet, and accrued for $1.5 million during the six months ended July 1, 2017, which are presented in the condensed consolidated statement of cash flows as non-cash financing activities.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. ASU 2014-09 provides new guidance related to the core principle that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. During 2016, the FASB issued additional ASUs to clarify certain aspects of ASU 2014-09, including ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016, and ASU 2016-10, Identifying Performance Obligations and Licensing in April 2016. The guidance is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within that fiscal year. The Company will adopt this new guidance in the first quarter of 2018, using the modified retrospective method. The most significant components of the new guidance to the Company relate to performance obligations surrounding our bundled product and service offerings and reporting revenue gross versus net related to our management & services agreement with our legacy partner. We do not expect the adoption of this new guidance to have a significant impact on the timing or amount of revenue recognized in our consolidated financial results, but we expect incremental additional disclosures in the notes to our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The new guidance establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with such classification affecting the pattern of expense recognition in the statement of operations. The guidance is effective for fiscal years beginning after December 15, 2018, and interim reporting periods within that fiscal year. A modified transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company will adopt this new guidance in the first quarter of 2019. We are evaluating the impact of implementation of this new guidance on our consolidated financial statements, but expect that adoption will have a material impact to the Company’s total assets and liabilities since we have a significant number of operating leases not currently recognized on our consolidated balance sheets.

In April 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance simplifies the accounting for share-based payment transactions, including income tax consequences, classification of certain items on the statement of cash flows, forfeitures, and minimum statutory withholding requirements. This new guidance is effective for fiscal years beginning after December 15, 2016, and interim reporting periods within that fiscal year. We adopted this new guidance in the first quarter of fiscal year 2017. The adoption of this new guidance did not have a material effect on the Company's financial condition, results of operations, or cash flows.

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  Description of Business and Basis of Presentation (continued)

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other. This new guidance removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The new guidance will be applied prospectively, and is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We adopted this new guidance during the first quarter of fiscal year 2017. The adoption of this new guidance did not have a material effect on the Company's financial condition, results of operations, or cash flows.

Correction of an Error

During the first quarter of 2017, we identified an error in our previously issued 2016 consolidated financial statements related to contact lens inventories that were expired or expiring and could not be sold as of December 31, 2016. Fiscal year 2016 costs applicable to revenue (products) was understated by $2.1 million, and net income was overstated by $1.3 million. We corrected the error in the six months ended July 1, 2017. Management concluded that the error was not material to the 2016 consolidated financial statements or the estimated 2017 results of operations.

Cost Method Investment

The Company has a $1.0 million cost method investment in a private start-up company whose principal business is creating eyeglasses through three dimensional printing which can be customized based on a scan of the customer's face. During the second quarter of fiscal 2017, management determined that it is unlikely that the business will be able to continue operations for the foreseeable future. Therefore, we have recorded an impairment charge for the entire amount of the investment in the condensed consolidated statements of operations and other comprehensive income for the six months ended July 1, 2017.

2.	Details of Certain Balance Sheet Accounts
In thousands	As of July 1, 2017	As of December 31, 2016
Accounts receivable, net:
Trade receivables	$26,490	$20,817
Credit card receivables	7,442	9,398
Tenant improvement allowances receivable	3,859	3,308
Other receivables	2,509	2,430
Allowance for uncollectible accounts	(2,144)	(1,583)
	$38,156	$34,370
Inventories:
Raw materials and work in process(1)	$43,793	$42,266
Finished goods	45,583	44,798
	$89,376	$87,064
(1)	Due to the immaterial amount of estimated work in process and the short lead times for the conversion of raw materials to finished goods, the Company does not separately present raw materials and work in process.

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

2.
Details of Certain Balance Sheet Accounts (continued)

Property and equipment, net:
Land and building	$3,616	$3,607
Equipment	182,816	161,714
Furniture and fixtures	39,294	36,046
Leasehold improvements	138,223	121,963
Construction in progress	30,968	28,099
Property under capital leases	9,262	3,244
	404,179	354,673
Less accumulated depreciation	122,858	98,259
	$281,321	$256,414
In thousands	As of July 1, 2017	As of December 31, 2016
Other payables and accrued expenses:
Employee compensation and benefits	$20,180	$18,984
Advertising	1,816	1,058
Self-insurance reserves	6,727	7,235
Reserves for customer returns and remakes	6,362	4,611
Capital expenditures	9,522	9,202
Legacy management & services agreement	5,504	4,591
Rental expenses	1,830	2,172
Fair value of derivative liabilities	9,100	8,218
Sales and use taxes	1,037	954
Professional fees	2,157	1,298
Payable to charitable organizations	1,050	1,000
Interest on debt and derivatives	812	190
Supplies and other store support expenses	2,001	3,489
Litigation settlements	7,554	422
Other	6,195	5,978
	$81,847	$69,402

Other non-current liabilities:
Fair value of derivative liabilities	$14,715	$15,518
Tenant improvements(2)	22,104	21,089
Deferred rental expenses	6,815	6,256
Self-insurance reserves	4,103	3,908
Above market leases	1,169	1,705
Amounts payable to charitable organizations	500	1,000
Other	1,373	1,021
	$50,779	$50,497
(2)	Obligations for tenant improvements are amortized as a reduction of rental expense over the respective lease term.
3.	Fair Value Measurement of Financial Assets and Liabilities

The Company uses a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

3.
Fair Value Measurement of Financial Assets and Liabilities (continued)

that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect pricing based upon a reporting entity’s own market assumptions.

Under U.S. GAAP, the Company is required to a) measure certain assets and liabilities at fair value or b) disclose the fair values of certain assets and liabilities recorded at cost. Accounting standards define fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated assuming the transaction occurs in the principal or most advantageous market for the asset or liability and includes consideration of non-performance risk and credit risk of both parties. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - Valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•	Level 2 - Valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 - Valuation inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The fair value estimates of financial instruments are not necessarily indicative of the amounts we might pay or receive in actual market transactions. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximates fair value due to the short term maturity of the instruments. All cash and cash equivalents are denominated in U.S. currency.

Accounts Receivable

The carrying amount of accounts receivable approximates fair value due to the short-term nature of those items and the effect of related allowances for doubtful accounts.

Accounts Payable and Other Payables and Accrued Expenses

The carrying amounts of accounts payable and other payables and accrued expenses approximate fair value due to the short-term nature of those items.

Long-term Debt - Credit Agreements

Our long-term debt is traded in private markets on a less-than-daily basis. Fair value is based on the average of trading prices and bid/ask quotes around period-end (Level 2 inputs). The estimated fair values of our combined First and Second Lien Term Loans were $932.2 million and $753.0 million as of July 1, 2017 and December 31, 2016, respectively, compared to carrying values of $914.5 million and $742.9 million, respectively, which includes the current portion, and is net of unamortized discounts and deferred debt issuance costs. See Note 6 for further information related to debt transactions recorded during six months ended July 1, 2017.

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

3.
Fair Value Measurement of Financial Assets and Liabilities (continued)

Long-term Debt - Capital Leases

The fair value of capital lease obligations is based on estimated future contractual cash flows discounted at an appropriate market rate of interest (Level 2 inputs). The estimated fair values of our capital leases were $9.7 million and $2.9 million as of July 1, 2017 and December 31, 2016, respectively, compared to carrying values of $8.4 million and $2.7 million.

Interest Rate Derivatives

The Company is a party to three pay-fixed and receive-floating interest rate swap agreements to offset the variability of cash flows in LIBOR-indexed debt interest payments attributable to changes in the benchmark interest rate from March 13, 2017 to March 13, 2021 related to its current First and Second Lien Credit Agreements. These swap agreements were designated as cash flow hedges by the Company at inception. Changes in the cash flows of each derivative are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the derivative’s notional amount, attributable to the hedged risk. We have not had any ineffectiveness related to these instruments since inception.

We recognize as assets or liabilities at fair value the estimated amounts we would receive or pay upon a termination of interest rate swaps prior to their scheduled expiration dates. We record the period change in fair value of cash flow hedges, net of tax, in the accompanying condensed consolidated statements of comprehensive income and the cumulative change in fair value of cash flow hedges since inception, net of tax, in accumulated other comprehensive loss (“AOCL”) in the accompanying condensed consolidated balances sheets. Fair value is based on information that is model-driven and whose inputs are observable (Level 2 inputs).

Our cash flow hedge position related to interest rate derivative contracts is as follows:

In thousands	Notional Amount	Final Maturity Date	Other Payables and Accrued Expenses	Other Liabilities	AOCL, Net of Tax
As of July 1, 2017	$500,000	March 2021	$9,100	$14,715	$14,605
As of December 31, 2016	$500,000	March 2021	$8,218	$15,518	$14,556

As of July 1, 2017, the Company expects to reclassify $9.1 million of AOCL into earnings in the next 12 months. See Note 11 for details related to reclassification adjustments from AOCL to earnings during the six months ended July 1, 2017.

4.	Stock Incentive Plan

Our current equity compensation plan includes options to purchase shares of NVHI held by certain employees. There are 10,988,827 options authorized in the plan, of which 895,846 are authorized but unissued as of July 1, 2017. The following presents a roll-forward of options during the six months ended July 1, 2017:

	Vested Rollover	Service- Based	Performance- Based	Total
Options issued and outstanding
Balance, December 31, 2016	169,050	3,528,526	5,765,156	9,462,732
Issued	—	178,002	267,003	445,005
Exercised	—	(211,568)	—	(211,568)
Balance, July 1, 2017	169,050	3,494,960	6,032,159	9,696,169

Options vested and exercisable
Balance, December 31, 2016	169,050	1,073,960	—	1,243,010
Vested	—	683,246	—	683,246
Exercised	—	(211,568)	—	(211,568)
Balance, July 1, 2017	169,050	1,545,638	—	1,714,688

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

4.
Stock Incentive Plan (continued)

The total estimated fair value of service-based options granted during the six months ended July 1, 2017 was $1.5 million. There were 16,274, 36,618, and 158,676 service-based options exercised at a price of $9.24 per share, $7.24 per share, and $4.27 per share, respectively, for a total intrinsic value of $1.5 million. As a result of the application of ASU 2016-09, the Company recorded an income tax benefit of $0.2 million in the condensed consolidated statement of operations and comprehensive income related to these exercises.

The fair value of service-based options vested and outstanding as of July 1, 2017 was $9.3 million. The remaining unrecognized service cost for service-based options was $5.7 million as of July 1, 2017.

Compensation expense associated with service-based stock options is presented in selling, general, and administrative expenses (“SG&A”) in the accompanying condensed consolidated statements of operations and comprehensive income. The vesting of performance-based options is conditional upon the achievement by the majority stockholder in NVHI, affiliates of Kohlberg Kravis Roberts & Co. L.P., (“KKR Sponsor”), with respect to its investment in NVHI, of both a minimum internal rate of return and a minimum multiple of invested capital and then increases proportionally as the multiple of invested capital increases up to a defined target. No compensation expense has been recorded in relation to performance based options since achievement of the conditions triggering vesting has not been deemed to be probable as of July 1, 2017.

5.	Related Party Transactions

Transactions With Equity Sponsors

Under certain agreements we have entered into with our equity sponsors, we recorded the following expenses related to management and/or advisory fees:

In thousands	Six Months Ended July 1, 2017	Six Months Ended July 2, 2016
KKR Sponsor	$2,773	$426
Berkshire	$104	$100

Fees paid to equity sponsors include retainer fees and certain other on-going project-oriented initiatives and are presented in SG&A in the accompanying condensed consolidated statements of operations and comprehensive income, except, as discussed further below in Note 6, fees to KKR Sponsor and its affiliates for the six months ended July 1, 2017 include $2.3 million presented in debt issuance costs.

Dividend & Stockholders' Equity

On February 2, 2017, the Company declared a recapitalization dividend to its stockholders, which included affiliates of KKR Sponsor, private equity funds managed by Berkshire, and management. Common stockholders received a dividend per common share of $1.51. There were 110.5 million common shares outstanding and eligible for the dividend. Vested and roll-over option holders received an additional $1.51 per option cash payment. The total additional cash payment to vested and unvested option holders was $3.7 million. The income tax benefit of the additional cash payment was $1.4 million, which was recorded in the condensed consolidated statement of operations and comprehensive income for the six months ended July 1, 2017. Unvested option holders received an exercise price reduction of $1.51 per option. Since the Company was in an accumulated deficit position on the date of declaration, according to our accounting policy the combined total cash payment of $171.0 million was recorded as a reduction to additional paid-in capital. No other material non-recurring changes were recorded to stockholders’ equity during the six months ended July 1, 2017.

6.	Debt

The dividend discussed in Note 5 was funded with $175.0 million in borrowed funds under the Company’s First Lien Credit Agreement, in exchange for a $1.3 million issue discount. The borrowing rate was 4.0%, consistent with the existing credit agreement. Quarterly principal payments increased $0.5 million, which increased current maturities from $6.5 million as of December 31, 2016, to $8.3 million as of July 1, 2017. The

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

6.
Debt (continued)

additional principal matures consistent with the original First Lien on March 13, 2021. We recorded $2.3 million in related party fees and $0.4 million in third party fees in debt issuance costs in the condensed consolidated statement of operations and comprehensive income during the six months ended July 1, 2017.

The Company entered into multiple new capital leases during the six months ended July 1, 2017. As of July 1, 2017, our capital lease commitments are $1.0 million, $2.0 million, $1.6 million, $1.3 million, $1.1 million and $5.5 million for fiscal years 2017, 2018, 2019, 2020, 2021 and thereafter, respectively.

7.	Equity Method Investment

The Company has an investment in a private start-up company whose principal business is licensing software to eyeglass retailers. The entity is entirely financed by private investors. Under the equity method of accounting we are required to record our interest in the investee's reported net income or loss for each reporting period, which is presented in other expense, net in the Company's condensed consolidated statements of operations and comprehensive income. After adjusting our investment for our interest in the investee's reported net losses, our investment balance in the business was $3.0 million and $3.3 million as of July 1, 2017 and December 31, 2016, respectively, which is included in other assets in the accompanying condensed consolidated balance sheets.

8.	Commitments and Contingencies

From time to time, the Company is involved in various legal proceedings incidental to its business. The Company reviews the status of its legal proceedings and records a provision for a liability when it is considered probable that both a liability has been incurred and the amount of the loss can be reasonably estimated.

On January 29, 2016, our subsidiary FirstSight Vision Services, Inc. (“FSI”) was named in a lawsuit alleging that it participated in arrangements that caused the illegal delivery of eye examinations to the plaintiffs, and that FSI thereby violated, among other statutes, the Unfair Competition and False Advertising laws of California. On March 23, 2017, the Court granted the motion to dismiss previously filed by FSI. The plaintiffs have filed an appeal to the U.S. Court of Appeals for the Ninth Circuit.

In May 2017, a complaint was filed against the Company and other defendants alleging, on behalf of a proposed class of consumers who purchased contact lenses online, that 1-800 Contacts, Inc. entered into a series of agreements with the other defendants, including the Company's subsidiary, Arlington Contact Lens Service, Inc., to suppress certain online advertising and that each defendant thereby engaged in anticompetitive conduct in violation of the Sherman Antitrust Act. The Company has settled this litigation for $7.0 million, without admitting liability. The settlement agreement is subject to the approval of the court. Accordingly, the Company recorded a $7.0 million charge in litigation settlement in the accompanying condensed consolidated statement of operations and comprehensive income during the six months ended July 1, 2017.

9.	Segment Reporting

The Company’s reportable segments were determined on the same basis as used by management to evaluate performance internally by the Chief Operating Decision Maker (“CODM”). Our operations consist of two reportable segments:

•	Owned & host store brands - Our owned brands consist of our America's Best Contacts and Eyeglasses and Eyeglass World operating segments. Our host brands consist of our Vista Optical operating segments at certain U.S. Military Branches and inside Fred Meyer stores. We have aggregated our owned and host operating segments into a single reportable segment due to similar economic characteristics and similarity of the nature of products and services, production processes, class of customers, regulatory environment, and distribution methods of those brands.
•	Legacy - The Company manages the operations of 227 legacy retail vision centers within Walmart stores. We earn management fees as a result of providing such services and therefore we record revenue related to sales of products and product protection plans to our legacy partner's customers on a

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

9.
Segment Reporting (continued)

net basis. We also sell to our legacy partner wholesale merchandise that is stocked in retail locations, and provide central lab services associated with the manufacture of finished eyeglasses and frames housed in our optical labs expected to be consumed in the production of eyeglasses for our legacy partner’s customers. We lease space from our legacy partner within or adjacent to each of the locations we manage and use this space for providing optometric examination services. Our legacy agreements were renewed on January 13, 2017, and expire on August 23, 2020, subject to extension pursuant to the terms of the agreements. Sales of services and plans in our legacy segment consist of fees earned for managing the operations of our legacy partner and revenues associated with the provision of eye exams. Revenue associated with managing operations of our legacy partner were $19.2 million and $20.2 million for the six months ended July 1, 2017 and July 2, 2016, respectively.

The “Corporate/Other” category includes the results of operations of our other operating segments and corporate overhead support. The “Reconciliations” category represents other adjustments to reportable segment results necessary for the presentation of consolidated financial results in accordance with U.S. GAAP for the two reportable segments.

Revenues from the Corporate/Other segments are attributable to the AC Lens and FSI operating segments and the Company’s corporate function. AC Lens sells contact lenses and optical accessory products to retail customers through e-commerce. AC Lens also distributes contact lenses to Walmart and Sam’s Club under fee for services arrangements. FSI sells single service health plans in connection with the operations of ABC in California and arranges for the provision of eye exams at retail locations throughout California and also sells contact lenses to its members in certain locations. None of those segments met the quantitative thresholds for determining reportable segments for any of the periods presented.

Our reportable segment profit measure is EBITDA, or net revenues, less cost of revenues, less selling, general and administrative costs. Asset impairment, depreciation and amortization, and other corporate costs that are not allocated to the segments, including interest expense, debt issuance costs and litigation settlements, are excluded from segment EBITDA. There are no transactions between our reportable segments. There are no differences between the measurement of our reportable segments’ assets and consolidated assets. There have been no changes from prior periods in the measurement methods used to determine reportable segment profit or loss, and there have been no asymmetrical allocations to segments.

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

9.
Segment Reporting (continued)

The following is a summary of certain financial data for each of our segments. Reportable segment information is presented on the same basis as our condensed consolidated financial statements, except for net revenue, which is presented on a cash basis, excluding the effects of unearned and deferred revenue, consistent with the basis the CODM regularly reviews. Asset information is not included in the following summary since the CODM does not regularly review such information for the reportable segments.

	Six Months Ended July 1, 2017
In thousands	Owned & Host	Legacy	Corporate/ Other	Reconciliations	Total
Segment product revenues	$438,491	$54,325	$87,950	$2,778	$583,544
Segment services and plans revenues	98,296	24,976	8,164	(7,580)	123,856
Total net revenue	536,787	79,301	96,114	(4,802)	707,400
Cost of products	127,445	25,711	79,417	774	233,347
Cost of services and plans	74,507	7,330	7,032	—	88,869
Total costs applicable to revenue	201,952	33,041	86,449	774	322,216
SG&A	200,317	26,183	67,959	—	294,459
Asset impairment	—	—	1,000	—	1,000
Debt issuance costs	—	—	2,702	—	2,702
Litigation settlement	—	—	7,000	—	7,000
Other expense, net	—	—	179	—	179
EBITDA	$134,518	$20,077	$(69,175)	$(5,576)	79,844
Depreciation and amortization					29,052
Interest expense, net					26,114
Income before income taxes					$24,678
	Six Months Ended July 2, 2016
In thousands	Owned & Host	Legacy	Corporate/ Other	Reconciliations	Total
Segment product revenues	$376,502	$53,965	$75,662	$4,020	$510,149
Segment services and plans revenues	82,124	25,529	9,075	(9,012)	107,716
Total net revenue	458,626	79,494	84,737	(4,992)	617,865
Cost of products	108,902	25,369	65,069	984	200,324
Cost of services and plans	62,015	5,790	7,659	—	75,464
Total costs applicable to revenue	170,917	31,159	72,728	984	275,788
SG&A	169,537	26,799	64,588	—	260,924
Asset impairment	—	—	52	—	52
Other expense, net	—	—	659	—	659
EBITDA	$118,172	$21,536	$(53,290)	$(5,976)	80,442
Depreciation and amortization					25,020
Interest expense, net					19,649
Income before income taxes					$35,773

National Vision Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

10.	Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average shares outstanding for the period and include the dilutive impact of potential new shares issuable upon exercise of stock options. Potentially dilutive securities are excluded from the computation of diluted EPS if their effect is anti-dilutive. A reconciliation of the numerators and denominators of the basic and diluted EPS calculations is as follows:

	Six Months Ended
In thousands, except EPS data	July 1, 2017	July 2, 2016
Net income	$15,574	$21,441
Weighted average shares outstanding for basic EPS	56,337	56,158
Effect of dilutive securities:
Stock options	2,002	478
Weighted average shares outstanding for diluted EPS	58,339	56,636
Basic EPS	$0.28	$0.38
Diluted EPS	$0.27	$0.38
Anti-dilutive options outstanding excluded from EPS	107	70
11.	Accumulated Other Comprehensive Loss

Changes in the fair value of the Company's cash flow hedge derivative instruments since inception are recorded in AOCL. The following table presents the change in AOCL during the six months ended July 1, 2017, net of tax:

In thousands	Cash Flow Hedging Activity
Balance at December 31, 2016	$(14,556)
Other comprehensive loss before reclassification	(2,130)
Amount reclassified from AOCL	2,081
Net current period other comprehensive loss	(49)
Balance at July 1, 2017	$(14,605)

Amounts reclassified from AOCL to earnings are included in interest expense in the accompanying condensed consolidated statements of operations and comprehensive income. For a description of the Company’s use of cash flow hedging derivatives, refer to Note 3.

12.	Subsequent Events

In connection with preparing for an initial public offering, the Company’s Board of Directors approved a 1.96627-for-one reverse stock split of the Company’s common stock on October 12, 2017. The reverse stock split became effective October 24, 2017. The par value per share of common stock and authorized shares of common stock remain unchanged at $0.01 per share and 200 million shares, respectively. The accompanying financial statements and notes thereto give retroactive effect to the reverse stock split for all periods presented. All common share and per share amounts in the financial statements and notes have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of “Common stock” to “additional paid-in capital.”

Schedule I - Condensed Financial Information of Registrant
National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Condensed Balance Sheets
In Thousands, Except Par Value Information

	As of December 31, 2016	As of January 2, 2016
ASSETS
Current assets:
Cash and cash equivalents	$12	$765
Total current assets	12	765

Deferred income taxes	212	136
Investment in subsidiary	401,704	385,739
Total non-current assets	401,916	385,875
Total assets	$401,928	$386,640

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Other current liabilities	$32	$32

Non-current liabilities:
Other non-current liabilities	9	378

Stockholders’ equity:
Common stock, $0.01 par value; 200,000 shares authorized; 56,202 and 56,088 shares issued and outstanding at December 31, 2016 and January 2, 2016, respectively	562	561
Additional paid-in capital	424,789	420,386
Accumulated other comprehensive loss	(14,556)	(11,284)
Accumulated deficit	(8,675)	(23,433)
Treasury stock, at cost; 28 and zero shares as of December 31, 2016 and January 2, 2016, respectively	(233)	—
Total stockholders’ equity	401,887	386,230
Total liabilities and stockholders’ equity	$401,928	$386,640

The accompanying notes are an integral part of these condensed financial statements.

Schedule I - Condensed Financial Information of Registrant
National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Condensed Statement of Operations and Other Comprehensive Loss
In Thousands

	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015
Total net revenue	$—	$—	$—
Costs applicable to revenue	—	—	—
Operating expenses	195	343	—
Loss before income taxes	(195)	(343)	—
Income tax benefit	(76)	(134)	—
Loss before equity in net income of subsidiaries	(119)	(209)	—
Net income (loss) of subsidiaries	14,877	3,826	(27,050)
Net income (loss)	$14,758	$3,617	$(27,050)

Comprehensive income (loss):
Net income (loss)	$14,758	$3,617	$(27,050)
Change in fair value of hedge instruments	(5,116)	(7,065)	(11,555)
Tax benefit of change in fair value of hedge instruments	1,844	2,837	4,499
Comprehensive income (loss)	$11,486	$(611)	$(34,106)

The accompanying notes are an integral part of these condensed financial statements.

Schedule I - Condensed Financial Information of Registrant
National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Condensed Statement of Cash Flows
In Thousands

	Year Ended December 31, 2016	Year Ended January 2, 2016	From March 13, 2014 to January 3, 2015
Operating Activities
Net cash (used in) provided by operating activities	$(564)	$(335)	$5
Investing Activities
Dividend from subsidiary	167	145,667	—
Investment in subsidiary	(884)	(1,181)	(429,166)
Net cash (used in) provided by investing activities	(717)	144,486	(429,166)
Financing Activities
Proceeds from stock options exercises	915	1,762	—
Proceeds from sale of common stock	—	110	429,166
Repurchase of common stock	(189)	—	—
Repurchase of stock options	(167)	—	—
Dividend to stockholders	—	(145,667)	—
Tax benefit of dividend to stockholders	—	395	—
Other	(31)	9	—
Net cash provided by (used in) financing activities	528	(143,391)	429,166
Net change in cash and cash equivalents	(753)	760	5
Cash and cash equivalents, beginning of period	765	5	—
Cash and cash equivalents, end of period	$12	$765	$5

The accompanying notes are an integral part of these condensed financial statements.

Schedule I - Condensed Financial Information of Registrant
National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Notes to Condensed Financial Statements

1. Basis of Presentation

National Vision Holdings, Inc. (“NVHI”) conducts substantially all of its activities through its direct wholly owned subsidiary, National Vision, Inc. (“NVI”) and its subsidiaries. NVHI was incorporated in Delaware on February 14, 2014 under the name Nautilus Parent, Inc. There were no financial transactions between inception date and March 13, 2014, the date the majority ownership of the Company was transferred from private equity funds managed by Berkshire Partners LLC to affiliates of Kohlberg Kravis Roberts & Co. L.P. In the parent-company-only financial statements, NVHI’s investment in subsidiaries is stated at cost, plus equity in undistributed earnings of subsidiaries since the date of acquisition, less dividends. The parent-company-only financial statements should be read in conjunction with the National Vision Holdings, Inc. consolidated financial statements.

2. Guarantees and Restrictions

On March 13, 2014, NVI entered into new syndicated First Lien and Second Lien Credit Agreements for principal amounts of $500.0 million due March 13, 2021, and $125.0 million due March 13, 2022, respectively. On June 1, 2015, NVI declared a dividend for $144.7 million to its sole shareholder NVHI. The dividend was funded with an incremental first lien term loan under NVI’s First Lien Credit Agreement. As of Fiscal Year End 2016, NVI had $633.6 million and $125.0 million of principal amount of long-term debt outstanding under its First Lien and Second Lien Term Loans. The First Lien Credit Agreement also provides for up to $75.0 million in revolving loans (the “Revolving Loan Facility”). NVI may use up to $20.0 million of the Revolving Loan Facility to issue letters of credit. As of Fiscal Year End 2016, NVI had no outstanding revolving loan obligations and had $5.5 million in outstanding letters of credit related to the Revolving Loan Facility.

The First Lien and Second Lien Credit Agreements contain covenants that, among other things, limit NVI’s ability to incur additional debt, create liens against our assets, make acquisitions, pay dividends or distributions on our stock, merge or consolidate with another entity, and transfer or sell assets. Under the agreements, provided no event of default has occurred and is continuing, NVI is permitted to pay dividends to NVHI with certain restrictions as stated in the Credit Agreements.

15,800,000 Shares

National Vision Holdings, Inc.

Common Stock

Prospectus

October 25, 2017

Joint Book-Running Managers

BofA Merrill Lynch	Goldman Sachs & Co. LLC	Citigroup	KKR
Morgan Stanley	Jefferies	UBS Investment Bank	Wells Fargo Securities

Co-Managers

Guggenheim Securities	Mizuho Securities	Macquarie Capital

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.